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TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on May 15, 2007

Registration No. 333-137476

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PARADIGM LTD.
(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Walker House
87 Mary Street
George Town, KY1-9002 Grand Cayman
Cayman Islands
(345) 945-3727
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
John W. Gibson, Jr. c/o 820 Gessner Suite 400 Houston, Texas 77024 (713) 393-4800 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Casey T. Fleck Gregg A. Noel Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, CA 90071-3144 (213) 687-5000	Tracy K. Edmonson Latham & Watkins LLP 505 Montgomery Street, Suite 2000 San Francisco, CA 94111 (415) 391-0600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 15, 2007.

PROSPECTUS

Shares

Class A Ordinary Shares

        This is an initial public offering of the Class A ordinary shares of Paradigm Ltd. We are offering            Class A ordinary shares. Our Chief Executive Officer, John W. Gibson, Jr., and one of our directors, Eldad Weiss, will receive a portion of the proceeds from this offering through our repurchase of some of our Class B ordinary shares and shares of Paradigm B.V., one of our subsidiaries, held by them.

        We have two classes of ordinary shares outstanding, Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is entitled to five votes per share and is convertible into one Class A ordinary share at any time at the option of the holder or automatically upon the occurrence of specified events. After the offering and the application of the proceeds, affiliates of Fox Paine Capital Fund II International, L.P. will hold Class B ordinary shares representing approximately            % of our outstanding ordinary shares and            % of the voting power of our outstanding ordinary shares (assuming the underwriters do not exercise their over-allotment option).

        We currently estimate that the initial public offering price will be between $    and $    per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Prior to this offering, there has been no public market for our Class A ordinary shares. We have applied to have our Class A ordinary shares approved for quotation on the Nasdaq Global Market under the symbol "PDGM".

        Investing in our Class A ordinary shares involves risks. See "Risk Factors" beginning on page 11 to read about the factors you should consider before investing in our Class A ordinary shares.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$

        We have granted an over-allotment option to the underwriters of this offering. Under this option, the underwriters may elect to purchase a maximum of             additional shares of our Class A ordinary shares from us at the initial public offering price less the underwriting discounts and commissions within 30 days following the date of this prospectus to cover over-allotments, if any.

        The underwriters anticipate that our Class A ordinary shares will be ready for delivery to purchasers on or about                        , 2007.

Lehman Brothers	UBS Investment Bank	Banc of America Securities LLC
CIBC World Markets	Jefferies & Company	RBC Capital Markets

                        , 2007

Paradigm™
A VISION FOR ENERGY
Petrophysical Analysis
Geolog®
Modeling
Earth Decision Powered by GOCAD®
Seismic Imaging
GeoDepth™
Seismic Processing
Focus™
Well Planning & Drilling
Sysdrill™
Interpretation
VoxelGeo™
SeisEarth™
Explorer™

A LEADING PROVIDER OF ENTERPRISE SOFTWARE
THAT CREATES DIGITAL MODELS OF THE EARTH'S SUBSURFACE

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Special Cautionary Note Regarding Forward-Looking Statements
Use of Proceeds
Our Policy Regarding Dividends
Dilution
Capitalization
Our Organizational Structure
Exchange Transaction
Selected Historical Consolidated Financial Data
Unaudited Pro Forma Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business
Management
Compensation Discussion and Analysis
Our Relationship with Fox Paine
Certain Relationships and Related Transactions
Principal Shareholders
Description of Our Share Capital
Shares Eligible for Future Sale
Certain Material Tax Consequences
Underwriting
Legal Matters
Experts
Where You Can Find More Information
Index to Financial Statements

        Until            , 2007, all dealers that buy, sell or trade in our Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

        You should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us, or information to which we have referred you. If anyone provides you with different or inconsistent information, you should not rely on it. We have not authorized anyone to provide you with different information. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        We are not making an offer of these securities in any jurisdiction where the offer is not permitted. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to our

i

Class A ordinary shares if the person making the offer or solicitation is not qualified to do so, or it is unlawful for you to receive such an offer or solicitation.

        No action is being taken in any jurisdiction outside the United States to permit public offering of our Class A ordinary shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession or distribution of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

        As used in this prospectus, unless the context requires otherwise, (1) references to "Paradigm," "company," "we," "us" and "our" refer to Paradigm Ltd. and its consolidated subsidiaries, (2) references to "Fox Paine" refer to Fox Paine Capital Fund II International, L.P. and its affiliated investment funds and entities, (3) references to our articles of association are to our articles and memorandum of association as they will be amended and restated prior to the completion of this offering and (4) references to "our ordinary shares," "Class A ordinary shares" or "Class B ordinary shares" are to the shares of such type and class of Paradigm Ltd.

ii

PROSPECTUS SUMMARY

        This summary provides an overview of selected information contained elsewhere in this prospectus. Because this is a summary, it does not contain all of the information that you should consider before investing in our Class A ordinary shares. Therefore, you should read the following together with the more detailed information set forth in this prospectus, including the risks of purchasing our Class A ordinary shares discussed under the heading "Risk Factors" and our consolidated financial statements and the notes to these financial statements appearing elsewhere in this prospectus.

Overview

        We are a leading provider of enterprise software solutions to the global oil and natural gas exploration and production industry. Our software enables our customers to locate new oil and natural gas reservoirs and optimize production from new and existing reservoirs. Our customers use our integrated software suite to create dynamic digital models of the Earth's subsurface by analyzing and interpreting vast amounts of data from a wide variety of sources. We also provide strategic consulting services that utilize our software applications to enhance our customers' exploration and production workflows and assist them in realizing greater returns on exploration and production activities.

        The oil and natural gas industry was expected to spend approximately $137 billion in 2006 to discover and produce oil and natural gas reserves, according to PennWell Corporation. Oil and natural gas companies base their exploration and production spending on their ability to predict whether subsurface geological formations contain oil or natural gas and to determine whether reserves can be extracted in a cost-effective manner. Our integrated suite of software applications assembles vast amounts of data about a target geological region in order to generate a digital model of the Earth's subsurface for that area. These subsurface models of the Earth facilitate our customers' assessments of potential oil and natural gas reserves and assist in the determination of the most efficient and safest extraction method.

        Our team of over 850 employees is strategically located across 28 countries in major oil and natural gas producing regions to address our customers' needs in the regions in which they operate. Our development team of more than 200 skilled earth scientists, computer scientists and engineers, including approximately 60 Ph.D.s, solves industry problems and translates solutions into user-friendly, comprehensive software applications. We complement our research and development activities by collaborating with our customers and supporting approximately 150 research and academic institutions globally.

        We have approximately 500 customers worldwide, including all of the super-major oil companies, such as ExxonMobil and BP, as well as many of the major, national and independent oil companies and services companies, including PetroChina, PDVSA and Devon. We generate our revenues from sales of software licenses and products, and related maintenance and support services, as well as from strategic consulting solutions. We generated revenues of $98.7 million and $144.5 million, respectively, for the years ended December 31, 2005 and 2006 and generated $10.3 million and $17.9 million of cash from operations during such periods, respectively.

Challenges Facing Our Customers

        The process of finding, extracting and producing oil and natural gas requires large capital and operating expenditures with no certainty of success. Oil and natural gas companies must analyze and evaluate subsurface data in order to make intelligent investment decisions, realize greater returns and capitalize on their investment. Companies make these decisions during all market conditions, including during periods of low commodity prices, when exploration and production capital budgets are constrained, and during periods of high commodity prices, when extraction activities must be maximized. In addition, oil and natural gas companies face other significant challenges relating to the exploration and production processes, including optimizing production from existing reservoirs, locating new reservoirs, managing vast amounts of subsurface data, attracting qualified personnel and complying with regulatory constraints.

        To address these and other challenges, oil and natural gas companies have increased their reliance on technical analyses of the Earth's subsurface. According to the 2005 IT Spending Survey research report published by Energy Insights, an IDC Company, total spending on software by the oil and natural gas industry in 2005 was approximately $8 billion and is expected to grow to more than $11 billion by 2009. We operate in the exploration and production applications subsector of this market, which is expected to grow more than 11% annually through 2009. The increasing complexity of oil and natural gas extraction requires more sophisticated technical analyses and process optimization to ensure efficient production activities with adequate financial returns. To assist with these requirements, oil and natural gas companies are allocating increased amounts of their technology spending to software and services that assist them in making these exploration and production investment decisions.

The Paradigm Solution

        We deliver our science, engineering and business process expertise in the form of enterprise software and software-related strategic consulting that assist our clients in realizing greater value and returns from their exploration and production processes. Our integrated software suite enables our customers to create dynamic digital models of the Earth's subsurface used to improve their exploration and production decision making, particularly in complex regions. Our customers use our solutions to enhance their ability to locate new reservoirs to replace reserves, increase exploration well success rates, optimize drilling efficiency, sustain production from existing reservoirs and improve productivity of their assets and workforce. Our customers rely on our solutions in times of high commodity prices, when our customers seek to improve the speed and effectiveness of their exploration and production activities, and during periods of low commodity prices, when they cannot afford to devote resources to prospects without a high probability of success.

        Our scientists work closely with our software developers to build integrated solutions that are applied to oil and natural gas basins around the world. Our software uses advanced mathematical algorithms to transform vast amounts of recorded subsurface information into detailed images and geologic models of the Earth's subsurface. Our software allows our customers to update these earth models with new data and additional processes as they become available, eliminating many of the manual tasks previously associated with data analysis, reducing model building error and facilitating collaboration between earth scientists and engineers working on common projects.

Our Competitive Strengths

        We believe that we are a leader in the markets we serve as a result of the following competitive strengths:

          Leading Model-Centric Software for the Earth's Subsurface.    Our software incorporates data and analyses from multiple sources into a single model of the Earth's subsurface, creating a comprehensive view of the region being examined. We believe that our model-centric approach to subsurface analysis is more effective than other available technologies and contributes to our reputation as a technological leader.

          Ability to Leverage Vast Amounts of Complex Data.    Our software assembles subsurface data from numerous sources to provide a comprehensive view of the Earth's subsurface. Our software renders this data useful by generating dynamic, digital models of the Earth's subsurface that our customers use to make exploration and production decisions. We believe that the ability of our software to rapidly process and image hundreds of terabytes of complex subsurface data from multiple sources gives us a substantial advantage over our competitors.

          Comprehensive, Integrated and Open Architecture Software Solutions.    We provide a comprehensive software suite that can address challenges throughout the exploration and production lifecycle. Our core software applications can operate on a standalone basis or be combined to form an integrated software system. Our customers integrate our third-party compatible software with their specific workflows and share data across our applications, as well as other applications, in many cases without conversion or reformatting.

          Independent Provider of Subsurface Software.    We focus on providing our customers with advanced scientific software and strategic consulting that facilitate the search for and production of oil and natural gas. Because we do not provide drilling, well completion or other oilfield services, we are able to focus our resources on creating analytical tools that provide our customers with an independent view of their oil and natural gas prospects.

          Global Footprint for Support, Strategic Consulting and R&D Activities.    We license our software and provide strategic consulting to approximately 500 companies worldwide. We maintain sales, service and user support offices, and technology centers that are strategically located in 28 countries, including rapidly developing nations such as India and China. Our presence in the regions in which our customers operate provides us with critical insight into our customers' specific needs and upcoming projects.

          Strong Management Team with Extensive Industry Experience.    Our management team has substantial experience in applying technology to address the needs of the oil and natural gas community. For example, our CEO, John W. Gibson, Jr., has led Chevron's subsurface research and development team and Halliburton's energy services business. As a result of our senior executives' extensive industry experience, we have direct contacts with many of our customers' senior decision-making executives worldwide and critical insights into their use of technology to solve exploration and production challenges.

Our Strategy

        Our goal is to extend our position as a leading provider of digital solutions that visualize, interpret and analyze vast amounts of earth subsurface data to industries requiring digital subsurface modeling. Our strategy to achieve this objective includes the following:

          Extend Our Technological Leadership.    We are a leader in the industry's transition from data-centric software solutions, which create static views of the Earth's subsurface, to model-centric solutions, which provide dynamic models of the Earth's subsurface that incorporate data and analysis from multiple disciplines. We are continually working with our customers to create new software applications that will address their evolving needs. We also expect to leverage our strategic consulting services to further our technological innovation and product development efforts using the significant insight we gain into the challenges facing our customers.

          Further Penetrate and Expand Our Extensive Customer Base.    Our customers view our software applications and related services as critical to their search for oil and natural gas and optimization of production from existing reservoirs. We believe we can capitalize on this brand equity and installed base by cross-selling additional applications from our comprehensive set of enterprise solutions and by delivering high quality strategic consulting services that demonstrate the value of our software. We also intend to expand our customer base by configuring our software solutions for use in other subsurface industries, including mining, water and waste management, civil engineering, construction and hazardous materials.

          Expand Our Global Presence.    We intend to continue to expand our global footprint by adding skilled sales, technical sales, support and strategic consulting personnel to our existing locations. We plan to focus on regions that have been increasingly targeted for oil and natural gas discovery, such as Russia, India, China, Latin America, the Middle East, West Africa and North Africa. We will also continue to collaborate with our customers to improve our understanding of our customers' current and anticipated technology needs and adapt our software products and strategic consulting solutions to address those specific problems.

          Selectively Pursue Strategic Acquisitions.    We intend to selectively pursue strategic acquisitions that provide complementary and innovative technologies, intellectual property and experience to enhance our software and strategic consulting solutions. We believe that these types of acquisitions can accelerate the addition of new technology into our software portfolio, positioning us to increase our market share in our core oil and natural gas industry as well as to become a leader in other subsurface markets.

Our Sponsor

        Fox Paine, an international private equity firm, manages investment funds in excess of $2.7 billion that provide equity capital for management buyouts, going private transactions and company expansion and growth programs. Following this offering and the application of the proceeds, Fox Paine will hold Class B ordinary shares representing approximately    % of our outstanding ordinary shares or    % of the voting power in us. See "Our Relationship with Fox Paine."

        On August 12, 2002, Paradigm Geophysical Ltd., a public company with shares quoted on the Nasdaq National Market, was acquired in a going private transaction by Paradigm B.V. (formerly named Paradigm Geotechnology B.V.), which was organized by Fox Paine. The aggregate consideration, including repayment of debt, for the 2002 going private transaction was approximately $91.1 million. To finance the acquisition, Paradigm B.V. sold $40.0 million of its ordinary shares and $51.1 million aggregate principal amount of its convertible subordinated debentures to Fox Paine. Since this going private transaction, we have completed several additional acquisitions with the assistance of Fox Paine. See "Our Relationship with Fox Paine—2002 Going Private Transaction."

Earth Decision Acquisition

        Through a series of transactions during August and September 2006, Paradigm B.V., our subsidiary, completed an acquisition of Earth Decision, a leading provider of solid earth-modeling software. The total purchase price of $72.1 million included the fair value of 2,932,605 ordinary shares of Paradigm B.V., $2.7 million in cash, the fair value of $8.9 million aggregate principal amount of convertible subordinated debentures of Paradigm B.V., the fair value of Earth Decision preferred stock, options and warrants, and transaction fees and expenses. Assuming the conversion of all outstanding preferred shares of Earth Decision and the exercise and exchange of all outstanding Earth Decision options and warrants as of the date of acquisition, Paradigm B.V. would issue approximately $3.4 million aggregate principal amount of convertible subordinated debentures and 1,105,353 of its ordinary shares. The convertible subordinated debentures are exchangeable for ordinary shares of Paradigm B.V. at an initial conversion rate of one ordinary share per $9.15 face amount of debentures, subject to adjustment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources-Convertible Subordinated Debentures."

        Each ordinary share of Paradigm B.V. may be exchanged for one of our Class B ordinary shares. Of the 2,932,605 ordinary shares of Paradigm B.V. initially issued pursuant to the Earth Decision acquisition (excluding the earn-out arrangement described below), 703,635 ordinary shares of Paradigm B.V. will be converted into our Class B ordinary shares pursuant to the exchange transaction, and 2,228,970 ordinary shares of Paradigm B.V. may be exchanged for our Class B ordinary shares upon the exercise of exchange rights. See "Exchange Transaction." As determined in March 2007, an earn-out arrangement based on the achievement of specified financial goals by Earth Decision through December 31, 2006 was fully achieved. Based on outstanding shares, options and warrants held by former Earth Decision holders as of December 31, 2006, the earn-out will result in the issuance of up to an additional 629,457 ordinary shares (including up to 159,610 ordinary shares issuable in lieu of $1.4 million aggregate principal amount of convertible subordinated debentures of Paradigm B.V.).

Organizational Structure

        We are a Cayman Islands holding company with no material assets other than our indirect ownership of a majority of the outstanding shares of our subsidiary, Paradigm B.V., a Netherlands private limited liability company. In connection with our formation as a Cayman Islands holding company, we entered into an agreement with Paradigm Geotechnology Holdings B.V., which is affiliated with Fox Paine, three foundations affiliated with Fox Paine, six of our U.S. officers and the spouse of one officer. Pursuant to this agreement, these shareholders of Paradigm B.V. will exchange an aggregate of 15,124,573 ordinary shares of Paradigm B.V. for an equal number of our Class B ordinary shares. The exchange transaction will be completed prior to the completion of this offering and is not contingent upon the closing of this offering. As a result of this transaction, we will hold 80.1% of the outstanding ordinary shares of Paradigm B.V. and we will control Paradigm B.V.'s management and operations. We operate our business through subsidiaries of Paradigm B.V. Please see "Our Organizational Structure" for current and post-offering diagrams of our structure and "Exchange Transaction" for additional details regarding our formation.

Company Information

        Our principal executive offices are located at Walker House, 87 Mary Street, George Town, KY1-9002 Grand Cayman, Cayman Islands and our telephone number is (345) 945-3727. Our internet address is www.paradigmgeo.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on or referred to by our website as part of this prospectus.

THE OFFERING

Class A Ordinary Shares Offered by Us	Class A ordinary shares
Class A Ordinary Shares Outstanding After This Offering and Application of Proceeds	Class A ordinary shares (or Class A ordinary shares if the underwriters exercise their over-allotment option in full)
Class B Ordinary Shares Outstanding After This Offering and Application of Proceeds	Class B ordinary shares (or Class B ordinary shares if the underwriters exercise their over-allotment option in full)
Total Ordinary Shares to be Outstanding After This Offering and Application of Proceeds	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full)
Voting Rights and Conversion	We have two classes of authorized ordinary shares: Class A ordinary shares and Class B ordinary shares. The rights of the holders of our Class A and our Class B ordinary shares are identical, except with respect to voting and conversion provisions set forth in this prospectus. The holders of our Class B ordinary shares are entitled to five votes per share and the holders of our Class A ordinary shares are entitled to one vote per share. Each of our Class B ordinary share is convertible into one of our Class A ordinary shares at any time at the option of the holder or automatically upon the occurrence of specified events. See "Description of Our Share Capital."
Use of Proceeds	We intend to use the net proceeds that we will receive from this offering, estimated to be $ million, based on the midpoint of the estimated offering range set forth on the cover page of this prospectus, as follows: $ million to repurchase Class B ordinary shares from Fox Paine and our Chief Executive Officer, John W. Gibson, Jr., and shares of Paradigm B.V. from certain shareholders, including one of our directors, Eldad Weiss, at the same price per share as we will offer our Class A ordinary shares to the public in this offering, less any underwriting discounts and commissions; $ million to redeem outstanding warrants to purchase shares of Paradigm B.V.; $ million to redeem all of the outstanding convertible subordinated debentures of Paradigm B.V., $ million to repay outstanding indebtedness under the credit facility and $ million to terminate the management agreement with Fox Paine. See "Use of Proceeds."
Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of risks that you should carefully consider before investing in our Class A ordinary shares.

Dividend Policy	We currently do not intend to pay any cash dividends on either class of our ordinary shares in the foreseeable future. We anticipate that all of our earnings, if any, for the foreseeable future will be used for working capital, to support our operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory and legal restrictions and other factors that our Board of Directors may deem relevant. For additional information, see "Our Policy Regarding Dividends."
Proposed Nasdaq Global Market Symbol	"PDGM"

        There were 15,125,573 ordinary shares outstanding, all of which are our Class B ordinary shares, based on the number of ordinary shares that were issued and outstanding as of December 31, 2006 on a pro forma basis after giving effect to our formation as a Cayman Islands holding company and the exchange transaction. See "Exchange Transaction." Unless we specifically state otherwise, the number of our ordinary shares outstanding after this offering and the application of the proceeds does not include:

  •
  2,669,435 of our Class B ordinary shares issuable upon the exercise of exchange rights of an equal number of Paradigm B.V.'s outstanding ordinary shares (of which 2,425,422 ordinary shares of Paradigm B.V. are held by former Earth Decision shareholders);

  •
  498,413 of our Class B ordinary shares issuable with respect to Paradigm B.V.'s outstanding ordinary shares held by former Earth Decision shareholders pursuant to an earn-out arrangement based on the achievement by Earth Decision of specified financial goals through December 31, 2006 (which was determined in March 2007 to be fully achieved), including 126,382 Class B ordinary shares issuable upon the conversion of $1.1 million aggregate principal amount of convertible subordinated debentures, as of December 31, 2006, issued pursuant to the earn-out arrangement;

  •
  up to 1,302,758 of our Class B ordinary shares issuable upon the conversion of all outstanding preferred stock of Earth Decision and the exercise of all outstanding warrants and options of Earth Decision (including up to an additional 131,044 Class B ordinary shares issuable pursuant to the earn-out arrangement), including up to 330,338 Class B ordinary shares issuable in lieu of $3.0 million aggregate principal amount of convertible subordinated debentures, as of December 31, 2006, previously issuable upon conversion or exercise of such preferred stock, warrants and options of Earth Decision;

  •
  5,460,882 of our Class B ordinary shares issuable upon the exercise of stock options outstanding under Paradigm B.V. option plans as of December 31, 2006 at a weighted average exercise price of $5.68 per share; and

  •
  of our Class B ordinary shares issuable upon the exercise of the outstanding warrant to purchase ordinary shares of Paradigm B.V.

        Our Class B ordinary shares described above, including those Class B ordinary shares outstanding and those Class B ordinary shares that would be issued upon exercise of any outstanding rights to acquire Class B ordinary shares, may be converted into Class A ordinary shares.

        Except as otherwise indicated, all share information in this prospectus:

  •
  gives effect to the repurchase of            Class B ordinary shares and            shares of Paradigm B.V. with a portion of the net proceeds of this offering;

  •
  gives effect to the redemption of approximately $         million aggregate principal amount of convertible subordinated debentures with a portion of the net proceeds of this offering;

  •
  gives effect to the partial redemption immediately following this offering of the outstanding warrant to purchase            ordinary shares of Paradigm B.V. for a redemption price of $       million; and

  •
  assumes no exercise by the underwriters of their right to purchase additional Class A ordinary shares to cover over-allotments, if any.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

        The following table summarizes year-end historical and unaudited pro forma consolidated financial data for Paradigm B.V., our predecessor, for the periods and as of the dates indicated. The pro forma consolidated financial data reflects the formation of our company as a Cayman Islands holding company and the Earth Decision acquisition. This summary information should be read in conjunction with "Selected Historical Consolidated Financial Data," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,
	2004(1)	2005	2006	Pro Forma 2006(2)
	(restated)	(restated)		(unaudited)
	(Dollars in thousands)
Consolidated Statement of Operations Data:
Revenue:
Software licenses and products(3)	$30,850	$36,444	$65,139	$74,003
Maintenance and support	30,312	34,429	46,875	55,121
Strategic consulting	27,758	27,813	32,489	32,489

Total revenue	88,920	98,686	144,503	161,613
Cost of revenue:
Software licenses and products(3)	2,761	2,923	8,016	9,269
Maintenance and support	10,561	12,690	16,791	19,858
Strategic consulting	23,222	28,154	31,375	31,375

Total cost of revenue	36,544	43,767	56,182	60,502
Gross profit	52,376	54,919	88,321	101,111
Operating expenses:
Sales and marketing	16,215	18,016	27,913	32,013
Research and development	17,396	19,298	23,241	26,876
General and administrative	11,391	16,255	33,779	38,520
Amortization of intangibles	1,765	2,090	2,626	3,707
Related party fees and expenses	2,829 (4)	1,757	1,100	1,100
Goodwill impairment	—	4,899	—	—
Restructuring and impairment costs	993	4,491 (5)	—	—
Acquired in-process research and development	—	—	16,100	16,100

Total operating expenses	50,589	66,806	104,759	118,316

Operating income (loss)	1,787	(11,887)	(16,438)	(17,205)
Interest and other expense:
Interest expense, net	(2,639)	(5,225)	(5,023)	(4,925)
Minority interest in Earth Decision	—	—	(2,072)	(2,072)
Other expense, net	(306)	(619)	(331)	(570)

	(2,945)	(5,844)	(7,426)	(7,567)
Loss before income taxes	(1,158)	(17,731)	(23,864)	(24,772)
Provision for income taxes	1,609	786	5,518	4,310

Net loss	(2,767)	(18,517)	(29,382)	(29,082)
Accretion to redemption value on and distributions to holders of convertible subordinated debentures	(23,683) (6)	(12,095)	(120,008)	(120,008)

Net loss available to ordinary shareholders	$(26,450)	$(30,612)	$(149,390)	$(149,090)

Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$2,942	$10,266	$17,904
Investing activities	(24,904)	(5,583)	(3,647)
Financing activities	19,269	(1,745)	(8,624)
Other Financial Data:
EBITDA(7)		(1,093)	(6,918)
Adjusted EBITDA(7)		13,467	23,675

	As of December 31,
	2005	2006
	(restated)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,338	$16,201
Working deficit	(1,212)	(9,169)
Total assets	144,672	213,952
Total long-term liabilities	62,209	59,650
Minority interest in Earth Decision	—	12,731
Convertible subordinated debentures	40,393	177,619
Total shareholders' deficit	(2,504)	(107,118)

(1)
Amounts include the acquisitions of Reservoir Technology Division on April 22, 2004 (at a purchase price of $21.1 million) and Petroleum Workbench on June 30, 2004 (at a purchase price of $2.5 million) and the results of operations of those acquisitions since their respective acquisition dates.

(2)
Pro forma amounts reflect the formation of our company as a Cayman Islands holding company and the acquisition of Earth Decision, as if the transactions occurred on January 1 of such period presented for the pro forma consolidated statement of operations and cash flows data.

(3)
Included in software licenses and products are sales of hardware and third-party software products provided to certain customers on a cost plus basis to facilitate the implementation. For the years 2004, 2005 and 2006, sales of hardware and third-party software products totaled $0.8 million, $1.5 million and $5.6 million, respectively. The cost of revenues related to the sale of hardware and third-party software products totaled $0.8 million, $1.5 million and $5.6 million, for the years 2004, 2005 and 2006, respectively.

(4)
Includes a $1.5 million advisory fee paid to Fox Paine in connection with the amendment of the credit agreement.

(5)
Includes $1.6 million of employee termination and facility costs and $2.9 million of impairments of intangible assets.

(6)
Includes $21.1 million of distributions on convertible subordinated debentures following a distribution to Paradigm B.V.'s ordinary shareholders. In connection with any distribution to shareholders, the terms of the convertible subordinated debentures provide for an additional payment to the debenture holders on a basis equal to what they would have received as a distribution to shareholders if they had converted to ordinary shares of Paradigm B.V. prior to the distribution.

(7)
EBITDA and adjusted EBITDA are used by management to measure operating performance. EBITDA is defined as net income (loss) plus total interest, taxes, depreciation and amortization. Adjusted EBITDA excludes non-cash items and other items that management does not utilize in assessing our operating performance. Management believes that it is useful to eliminate these items because it allows management to focus on what it deems to be a more reliable indicator of ongoing operating performance. As a result, internal management reports used during monthly operating reviews feature the EBITDA and adjusted EBITDA metrics. However, management uses these metrics in conjunction with GAAP operating performance measures as part of its overall assessment of company performance and therefore does not place undue reliance on these measures as its only measures of operating performance. Management does not use these measures to review our liquidity position. EBITDA and adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use since they do not consider certain cash requirements, such as interest payments, tax payments, debt service requirements and capital expenditures.

EBITDA and adjusted EBITDA are also used by research analysts, investment bankers and lenders to assess our operating performance. For example, a measure similar to EBITDA is required by the lenders under the credit facility. Neither EBITDA nor adjusted EBITDA are recognized terms under GAAP and do not purport to be an alternative to net income (loss) as an indicator of operating performance or any other GAAP measure. Because not all companies use identical calculations, our presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly-titled measures of other companies. However, these measures can still be useful in evaluating our performance against our peer companies because management believes the measures provide users with valuable insight into key components of GAAP amounts.

All of the items included in the reconciliation from net income (loss) to adjusted EBITDA are either (i) non-cash items (e.g., depreciation and amortization and goodwill impairment) or (ii) items that management does not consider to be useful in assessing our on-going operating performance (e.g., income taxes, related party fees and expenses and restructuring and impairment costs). In the case of the non-cash items, management believes that investors can better assess our comparative operating performance because the measures without such items are less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of changes in pricing decisions, cost controls and other factors that affect operating performance. In the case of the other items, management believes that investors can better assess our operating performance if the measures are presented without these items because their financial impact does not reflect ongoing operating performance.

       The following is a reconciliation of net loss to EBITDA and adjusted EBITDA:

	Year Ended December 31,
	2005	2006
	(Restated)
	(Dollars in thousands)
Net loss	$(18,517)	$(29,382)
Interest expense, net(a)	5,225	5,023
Provision for income taxes(b)	786	5,518
Depreciation and amortization(c)	11,413	11,923

EBITDA	(1,093)	(6,918)
Related party fees and expenses(d)	1,757	1,100
Goodwill impairment(e)	4,899	—
Restructuring and impairment costs(f)	4,491	—
Share-based compensation(g)	2,538	6,851
Accounting services for financial audits(h)	—	2,100
Acquired in-process research and development(i)	—	16,100
Write-off of South American bad debt expense(j)	875	—
Minority interest in Earth Decision(k)	—	2,072
Provision resulting from internal review(l)	—	2,370

Adjusted EBITDA	$13,467	$23,675

  (a)
  Eliminating the effects of interest expense reduces the impact of our capital structure and allows management and investors to compare our operating results with prior periods and with the results of other companies in our industry.

  (b)
  Excluding amounts related to taxes allows investors to measure our returns on a pre-tax basis. In addition, investors can assess our operating performance on a consistent basis because it removes the impact of a variable cost.

  (c)
  By adding back depreciation and amortization amounts to net income (loss), management and investors can compare our operating performance without regard to different accounting determinations, such as useful life and acceleration allowances.

  (d)
  Amounts represent advisory fees paid to Fox Paine and costs associated with our status as a private equity-sponsor backed company. Following the completion of this offering, Fox Paine will not be entitled to any additional advisory fees or costs. See "Our Relationship With Fox Paine." Management does not believe these costs are useful in assessing our operating performance in the future because we will not be obligated to pay them after this offering.

  (e)
  Amount represents a goodwill impairment charge. In late 2005, new management changed the strategy of our company by redefining operational, contractual and financial guidelines and related business projections. These changes resulted in the cessation of certain types of strategic consulting services provided by us. Based on the cessation of these services, goodwill was determined to be impaired for which we took a charge during the fourth quarter of 2005. Management does not believe this charge reflects our ongoing performance.

  (f)
  Amounts represent employee and facility termination costs and impairments of intangible assets for cessation of two products. Management does not believe these costs are useful in assessing our ongoing performance as these costs are due to our new management's decision to restructure our operations.

  (g)
  Amounts represent the impact of our early adoption of SFAS No. 123(R) resulting in an increase to stock-based compensation expense. Management and investors can compare our operating performance without regard to the impact of share-based compensation which varies from period to period based on amount and timing of grants. In addition, such amounts represent non-cash expense associated with share-based compensation to certain employees, which are included in the following line items in our consolidated statements of operations:

	Year Ended December 31,
	2005	2006
	(Restated)
	(Dollars in thousands)
Cost of revenue (strategic consulting)	$98	$81
Sales and marketing	272	444
Research and development	364	594
General and administrative	1,804	5,732

	$2,538	$6,851

  (h)
  Amount represents non-recurring incremental audit fees related to our change in our accounting firm. In connection with the preparation for this offering, we engaged our new auditors to re-audit our 2003 through 2005 financial statements and also the Earth Decision 2004 and 2005 financial statements.

  (i)
  Represents our write-off of acquired in-process research and development projects of Earth Decision where the technological feasibility of the acquired technology had not yet been established and the technology has no future alternative uses.

  (j)
  Represents a significant write-off of the account of a single customer located in South America, which is included in "general and administrative" in our consolidated statements of operations. This write-off is limited to one customer located in a country where we do not conduct a significant amount of business. Our relationship with this customer has been terminated due to the customer's failure to perform its obligations under our agreement with it. As our history of bad debt write-offs has been minimal other than this one customer, we do not anticipate having a similar write-off in the foreseeable future.

  (k)
  Amount represents an adjustment to redemption value of the convertible subordinated debentures underlying and exchangeable from the preferred shares of Earth Decision, which remained outstanding as of December 31, 2006. Management does not believe the costs related to the convertible subordinated debentures are useful in assessing our operating performance in the future since we will not be obligated to pay them after this offering. See "Use of Proceeds."

  (l)
  Amount represents a provision for estimated penalties and disgorgement of profits related to the internal review of compliance with certain U.S. laws. Management does not believe this charge reflects our ongoing performance.

RISK FACTORS

        An investment in our Class A ordinary shares involves a number of risks. You should read carefully and consider the following risks as well as the other information contained in this prospectus, including the financial statements and the notes to those financial statements, before making an investment decision. The realization of any of these risks could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects. The trading price of our Class A ordinary shares could decline due to any of these risks, and you could lose part or all of your investment. The order of these risk factors does not reflect their relative importance or likelihood of occurrence.

Risks Related to Our Business

We have experienced substantial losses in the past and may incur additional losses in the future.

        For the years ended December 31, 2004, 2005 and 2006, we recorded net losses available to ordinary shareholders of $26.5 million, $30.6 million and $149.4 million, respectively. As of December 31, 2005 and 2006, our accumulated deficit was $32.8 million and $62.2 million, respectively. We may incur net losses, as well as operating losses, in the future.

If we fail to attract and retain skilled employees, we will not be able to implement our business strategy or operate our business effectively.

        Our business requires highly qualified personnel for research and development, sales and marketing, software programming, technical customer support, seismic data processing and analysis services, reservoir studies and strategic consulting. Our success depends in large part on our ability to attract, train, motivate and retain highly skilled scientists and technology professionals, including geologists, geophysicists, petrophysicists, drilling and reservoir engineers, mathematicians and software programmers. Qualified personnel in these areas are in demand and are likely to remain a limited resource for the foreseeable future. In addition, the financial resources required to attract and retain such personnel may adversely affect our operating margins. If we are unable to continue to attract and retain the skilled employees that we require, our ability to manage and complete our existing projects and to compete for new customer contracts may be adversely affected.

Volatility in global oil and natural gas prices, or a decrease or delay in exploration and production activity and spending by global oil and natural gas companies, could have a material adverse effect on our business.

        We derive substantially all of our revenues from companies in the global oil and natural gas exploration and production industries and from companies who provide services to these companies. The level of expenditures by the global oil and natural gas industry for the exploration, development and production of crude oil and natural gas reserves is generally dependent on current and projected prices for oil and natural gas. Oil and natural gas prices have historically been volatile and are affected by numerous factors, including the demand for oil and natural gas products; the availability of alternative energy sources; political and economic uncertainty, geopolitical unrest and acts of terrorism; the level of worldwide oil exploration and production activity; and the cost of exploring for, producing and delivering oil and natural gas.

        Sustained periods of volatility in global oil and natural gas prices create uncertainty about future demand for oil and natural gas, which could decrease the demand for our products and services, particularly if our customers reduce their exploration and production efforts during such periods and require fewer software licenses or services. As a result, prolonged periods of volatility of oil and natural gas prices in the future, or decreases in exploration and production spending, could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

We may not successfully integrate Earth Decision or any subsequent acquisition into our business and operations.

        Following our subsidiary's acquisition of Earth Decision in August 2006, the integration of the two companies involves a number of risks, including, but not limited to:

  •
  difficulties combining and integrating Earth Decision's offerings with our software to create an integrated solution;

  •
  demands on management related to the significant increase in the size of the business for which they are responsible;

  •
  diversion of management's attention from the management of daily operations to the integration of operations;

  •
  difficulties in the assimilation of different corporate cultures and practices, as well as in the assimilation and retention of broad and geographically dispersed personnel and operations;

  •
  difficulties and unanticipated expenses related to the integration of Earth Decision's departments, systems (including accounting systems), books and records, procedures and controls (including internal accounting controls, procedures and policies), as well as in maintaining uniform standards;

  •
  unforeseen misappropriation of Earth Decision's intellectual property rights or the unforeseen claims of infringement of third-party intellectual property rights by Earth Decision;

  •
  expenses of any undisclosed or potential liabilities or operating losses that result from the acquisition of Earth Decision; and

  •
  ability to maintain our and Earth Decision's customers after the acquisition.

        The above risks would apply similarly with respect to other acquisitions by us or our subsidiaries. Ultimately, our ability to successfully integrate the business and operations of Earth Decision or any other acquired business will depend on our ability to integrate technologies, manage the combined operations, realize opportunities for revenue growth presented by broader product offerings and expanded geographic coverage and eliminate unnecessary costs. If our integration efforts are not successful, we may not be able to maintain the levels of revenues, earnings or operating efficiency that we and an acquired company, such as Earth Decision, might separately achieve, and we may not be able to realize any of the product enhancements or benefits that we anticipate from the integration.

Our quarterly revenue and operating results may fluctuate significantly from period to period, and this may cause volatility in the price of our Class A ordinary shares.

        Our quarterly revenue and operating results may fluctuate significantly from period to period due in part to factors that are beyond our control and that we cannot predict. In particular, we generally generate higher revenues during our second and fourth quarters and lower revenues during our third quarter, which is typically affected by the summer vacation and holiday schedules of our international customers. We have historically experienced customer ordering patterns for our products in the last weeks or days of a quarter. These ordering patterns may limit management's ability to accurately forecast our future revenues, particularly if any purchase orders expected during a particular quarter are not actually received until the following quarter. Other factors that could cause our revenues to fluctuate include:

  •
  budget and spending decisions by our customers;

  •
  the size and timing of sales of our software and strategic consulting;

  •
  timing of software releases;

  •
  market acceptance of new products that we release, such as our recent release of our Rock and Fluid Canvas™;

  •
  changes in our pricing policies or our competitors' pricing policies;

  •
  changes in our expenses;

  •
  changes in our strategy;

  •
  personnel changes;

  •
  fixed nature of our costs;

  •
  risks of regional military conflict, threats and acts of terror and civil unrest; and

  •
  general economic conditions.

As a result of the foregoing, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful and that these comparisons may not be an accurate indicator of our future performance. In addition, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs we would expect to experience an immediate and significant decline in the trading price of our Class A ordinary shares.

Because we recognize revenue from sales of maintenance contracts and term-based licenses for our software over the term of support period or the license, downturns in our sales may not be immediately reflected in our operating results and may cause our quarterly revenue and other operating results to fail to meet expectations.

        We recognize revenues from sales of our software maintenance and support contracts and term-based licenses monthly over the terms of these agreements, which are typically 12 months, although terms can range from 2 to 36 months. We have increased our emphasis on trying to secure additional term-based license sales and to extend the terms of the typical license period. Because revenue from sales of our software maintenance and support contracts and our term-based licenses are recognized over the life of the contract term rather than upon product delivery, increases in sales of these contracts, particularly any shift from perpetual licenses to term-based licenses, will cause us to recognize less revenue in the initial quarters of the license period. Similarly, a decline in new or renewed software maintenance and support contracts or term-based licenses in any one quarter will not necessarily be reflected in the revenue in that quarter and may negatively affect our revenue in future quarters. In addition, we may be unable to adjust our cost structure to reflect these reduced revenues. Accordingly, the effect of significant downturns in sales and market acceptance of our software may not be fully reflected in our results of operations until future periods. To the extent that we continue to rely on sales of software maintenance and support contracts, or increase our reliance on sales of term-based licenses, for a substantial portion of our revenue, it will be difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from software maintenance and support contracts and term-based licenses are recognized over the applicable term. Differences in the mix of our perpetual license revenue and our term fees revenue could cause our operating results for a quarter to vary from our announced guidance or expectations of securities analysts or investors, which could result in volatility in the price of our Class A ordinary shares.

Problems in our customers' projects attributable to strategic consulting may result in costs or claims.

        Our strategic consulting services typically are used by our customers in connection with their large-scale, highly complex oil and natural gas exploration and production projects. The quality of our solutions depends on our ability to deliver the expected work products to our customers. While our contracts generally contain provisions limiting our liability and we carry insurance to provide additional protection against various claims, we cannot assure you that these precautions will be adequate or that our contractual liability limitations will be enforceable in all jurisdictions in which we conduct business.

As a result, if our solutions fail to meet our customers' expectations, we could face claims for substantial damages or suffer damage to our reputation.

The loss of key management and other employees and inability to attract qualified personnel could have a material adverse effect on our business.

        Our success is dependent upon our ability to retain the continued services of existing senior management and, as we expand, attract and retain qualified additional senior and middle management. John W. Gibson, Jr., our Chief Executive Officer and President, has been instrumental in managing our business affairs. Our other senior executive officers and key employees have had, and will continue to have, a significant role in the development and management of our business. The loss of services of any of our senior management could have an adverse effect on our business and financial results. While we have employment agreements with some of our executives, including Messrs. Gibson, Machnizh and Serrano, we have not established a formal management succession plan. Accordingly, should we lose the services of any member of our senior management, our Board of Directors may have to search outside of our company for a qualified permanent replacement. This search may be prolonged and we cannot assure you that we will be able to hire a qualified replacement. In addition, we do not have key man insurance policies for any of our key personnel which may adversely affect our ability to attract new senior management.

If we are unable to compete effectively in the marketplace, we may suffer a decrease in market share, revenues and profitability.

        We compete with divisions and subsidiaries of larger conglomerates, such as Schlumberger and Halliburton, that provide vertically integrated oilfield services, including seismic data acquisition and processing, related software, wireline data gathering and analysis, drilling, well completion and design and supply of oilfield infrastructure. Some of our strategic consulting offerings compete with other oilfield service companies. In addition, many oil exploration companies have their own in-house capabilities for analysis and may only use our software solutions and our strategic consulting as a supplement to their internal capabilities.

        Current and potential competitors have established, or may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of prospective customers. Accordingly, new competitors or alliances among competitors may emerge and acquire market share from us. As a result, our competitors may be better positioned than us to adapt to new or emerging technologies and changes in customer requirements. Furthermore, our larger competitors may devote greater financial, technical, marketing and other resources to the promotion and sale of their products than us. We cannot guarantee that we will be able to compete effectively against current or future competitors or that competitive pressures will not harm our financial results.

Our business substantially depends upon our ability to develop and market new technologically sophisticated products and services on a cost effective and timely basis.

        We believe that our future success will largely depend upon our ability to continue to enhance our existing products and services and to successfully develop, market and introduce new products and services to meet the requirements of our customers. We cannot assure you that we will be successful in developing and marketing new solutions that respond adequately to technological change. For the year ended December 31, 2006, we devoted approximately 15% of the total of our operating expenses and cost of revenue to research and development. We devoted these resources to refining and expanding the range of our products and services. However, our present or future products and services may not satisfy the evolving needs of the oil and natural gas industry. Additionally, our competitors, many of whom have greater resources, may develop similar or more advanced products, or more timely products, that our customers elect to use. If we are unable to anticipate or respond adequately to the demands of our customers due to resource, technological or other constraints, then our business, financial condition, results of operations, cash flows and future prospects could be materially adversely affected.

Our software may contain undetected errors, product defects or software errors, which may cause a decrease in market acceptance of our software products, and we may be subject to warranty claims and other liability.

        Our software products are highly complex and may, from time to time, contain design defects or software errors that are difficult to detect and correct. These defects or errors could cause delays in software product releases or damage customer satisfaction and may have a material adverse effect on our business, results of operations and financial condition.

        Because our products are used by our customers to perform important business functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or outside of our control may arise from the use of our products. Our failure or inability to meet customer expectations in providing products or performing data processing and interpretation projects using our products may result in the termination of our relationship with that customer or could give rise to claims against us. Although we have agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from the type of problems described, these provisions may not fully or effectively protect us against such claims. Claims and liabilities arising from customer issues could damage our reputation, resulting in loss of existing or future customers or loss of or delay in revenue. These events could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

Some of our software relies on third-party technologies and, if we are unable to use or integrate these technologies, or if our software becomes incompatible with these technologies, our product and service development may be delayed.

        We rely on software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. These third-party software licenses may not continue to be available to us on commercially reasonable terms, and the software may not be appropriately supported, maintained or enhanced by the licensors. Some of these software licenses are subject to annual renewals at the discretion of the licensors. In many cases, if we were to breach a provision of these license agreements, the licensor could terminate the agreement without penalty. We license technologies and patents underlying some of our software, such as our VoxelGeo and GOCAD software, from third parties, and the loss of these licenses could have a material adverse effect on our business. See "Our Business—Intellectual Property—Material License Agreements" for a discussion of the licenses relating to our VoxelGeo and GOCAD software. Approximately $13.5 million and $32.1 million of our 2006 pro forma revenues were attributable to our VoxelGeo and GOCAD software products, respectively.

        Additionally, errors, viruses or bugs may also be present in software that we license from third parties and incorporate into our products or in third-party software that our customers use in conjunction with our software. In addition, our customers' proprietary software and network firewall protections may corrupt data from our products and create difficulties in implementing our solutions. Changes to third-party software that our customers use in conjunction with our software could also render our applications inoperable. The loss of licenses to, or inability to support, maintain and enhance, any such software or any defects in, or compatibility issues with, any third-party software could result in increased costs, or in delays or reductions in product shipments until such issues have been resolved, which would likely have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

Government regulations restricting the export of goods, services and technologies (including, encryption technologies) could limit the market for our products and strategic consulting.

        The U.S. government and some foreign governments have imposed controls, including license requirements, restrictions and prohibitions on the export of certain goods, services and technologies, including encryption technology. With respect to U.S. law, such sanctions and embargoes generally prohibit U.S. incorporated and/or owned entities, U.S. citizens and residents from engaging in commercial, financial or trade transactions with specified countries and, in some cases, restrict or prohibit such transactions by non-U.S. persons involving goods or technologies incorporating U.S.-content above a certain specified level. Under certain circumstances, these controls may apply to some of our software applications and strategic consulting, which could delay or prevent our ability to export our products and services to certain foreign countries, or could restrict such exports without modification (e.g., to remove the encryption technology). This could limit the market for our products and strategic consulting. In addition, because our products are designed for use in the oil and natural gas exploration and production industry, they are desired in some of these foreign countries which have such industries.

        If we are not in compliance with the government regulations, we may be subject to criminal and civil penalties, which may cause harm to our reputation and our brand names and could have an adverse effect on our business, financial condition and results of operations. Depending on the circumstances, some of our competitors may be subject to less rigorous controls on exporting their goods, services and technologies. As a result, they may be able to compete more effectively than we do in some markets.

We could be adversely affected by violations of applicable anti-corruption laws.

        We conduct business in some countries known to experience government corruption. We are committed to doing business in accordance with our Code of Business Conduct and with applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, but there is a risk that we or our officers, directors, employees and agents may take action in violation of our Code of Business Conduct and such laws. Our compliance program with respect to these laws includes periodic training, heightened review, audits and disciplinary measures. In the past, when we have learned that our employees or agents may have failed to comply with our expectations, including our Code of Business Conduct, we have responded by investigating the circumstances and taking appropriate remedial measures, such as terminating the employees or agents involved. Violations of anti-corruption laws could result in substantial civil and criminal penalties and could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

        As described below, our counsel has completed the investigative phase of our comprehensive internal review of matters relating to export controls, economic sanctions, and foreign payments, recordkeeping and related internal controls (including the FCPA), with the assistance of outside counsel. As a result certain conduct in connection with our business in several countries has been identified that may implicate the anti-bribery, record-keeping, and internal control provisions of the FCPA. Specifically, with regard to our business in China, the internal review has identified payments by one of our subsidiaries to certain employees of state oil companies with whom the subsidiary has business, and the provision of entertainment and gifts to certain employees of those companies by this subsidiary. Further, in Mexico, the internal review has identified entertainment and other benefits provided to employees of a state oil company with whom one of our subsidiaries has business. In Indonesia, the internal review has identified payments made to one or more employees of a state oil company with whom one of our subsidiaries has business. Further, in Nigeria, the internal review has identified evidence that one of our subsidiaries was contemplating making payments to one or more government employees in connection with obtaining a particular contract, which the subsidiary did not ultimately obtain. A payment was made, however, to the subsidiary's agent in that country. Finally, in Kazakhstan, the internal review has identified a contract as to which one of our subsidiaries engaged a third-party vendor suggested by one or more employees at the state oil company whose business the subsidiary was trying to obtain. Ostensibly, the purpose of hiring the vendor was to help the subsidiary prepare documentation in connection with a bid for the contract. The size and circumstance of the payment to the third-party, however, may suggest that the payment may not have been appropriate.

        In addition to the FCPA, the conduct under review may raise concerns under the laws of the countries in which it may have occurred, and the laws of other jurisdictions. With respect to several of our offices, we are taking action to address and resolve issues identified in the course of the internal review to safeguard against any improper conduct going forward. This includes evaluating and possibly revising, where appropriate, our governance policies and our internal control procedures. If the U.S. Department of Justice, or DOJ, or SEC determines that violations of U.S. law have occurred, they could seek civil or criminal sanctions, including monetary penalties, against us or individuals, as well as changes to our business practices and compliance program and that could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

Some of our subsidiaries and/or personnel have engaged in business transactions involving Cuba and Iran, which could subject us to potential sanctions.

        We recently discovered that certain of our subsidiaries, or personnel thereof, have engaged in business transactions involving Cuba and Iran, which may have violated regulations of the U.S. Department of Treasury and/or U.S. Department of Commerce. These findings are described in more detail below. Upon the discovery of the transactions involving Cuba, we commenced a comprehensive internal review of matters related to compliance with U.S. laws relating to export controls, economic sanctions, and foreign payments, recordkeeping, and related internal controls (including the FCPA), with the assistance of outside counsel. Our counsel has completed the investigatory phase of this internal review.

        Our Canadian subsidiary and our Venezuelan subsidiary separately engaged in two transactions between 2002 and 2005 to sell six software products and related services and training to a Cuban entity. In addition, our U.K. subsidiary, in 2003 and 2005, provided services to a Cuban entity for five projects. Our revenues from these transactions were approximately $0.9 million in the aggregate. Furthermore, in 2004, Earth Decision, a company that our subsidiary acquired in 2006, provided a demonstration version of its software to a Cuban entity. This did not result in a sale. We believe that these transactions may have violated the Cuba sanctions regulations administered by the U.S. Department of Treasury, Office of Foreign Assets Controls, or OFAC, and/or export administration regulations administered by the U.S. Department of Commerce, Bureau of Industry and Security, or BIS. When these historical transactions came to our attention, in December 2006, all of our affiliates were immediately ordered not to engage in dealings with Cuba.

        Our U.K. subsidiary made a single shipment of four computer servers to Iran in 2005. Upon review, it has been determined that these servers were of U.S. origin and were subject to U.S. export controls. We believe that this shipment may have violated the Iran sanctions regulations administered by OFAC. Our U.K. subsidiary has in the past shipped software to Iran, based on the understanding that such shipments were permissible because of de minimis U.S. content and the products' export commodity classification number, or ECCN. In October 2006, our U.K. subsidiary ceased all new software sales to Iran and initiated a phase-out of its business in Iran.

        We have made contact with OFAC and BIS, as well as with the SEC and the DOJ to advise them of the internal review regarding the potential violations with respect to Cuba and Iran. We intend to cooperate with these agencies as they may request.

        To the extent we violated any regulations with respect to Cuba and/or Iran, we will be subject to fines or other sanctions, including possible civil and criminal penalties imposed on individuals or business entities, with related business consequences. Such other sanctions may include the restriction, suspension or denial of export privileges, addition of foreign subsidiaries to the "denied persons" list (making it illegal for any U.S. person—including us—to export or re-export to the subsidiary), the restriction, suspension or denial of government contracting privileges and the seizure or forfeiture of assets. If BIS or OFAC determines that violations of U.S. law have occurred in connection with the above matters, sanctions may be imposed against us that could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects.

If we are unable to adequately protect our intellectual property rights, then our business, financial condition, results of operations, cash flows and future prospects could be materially adversely affected.

        Our success and ability to compete depends substantially upon our internally developed and acquired technologies. Any misappropriation of our technology could have a negative impact on our business and operating results. A substantial portion of our software products and systems are proprietary and we rely on a combination of statutory and common law copyright, trademark and trade secret laws, patents, customer licensing agreements, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights.

        Our software is licensed for use and is not sold, thereby enabling us to protect our intellectual property through the use of license manager mechanisms to prevent or inhibit unauthorized use. Our license agreements for the software include clauses that protect our intellectual property rights. Further, we limit access to and distribution of proprietary information and generally enter into confidentiality agreements with our employees, consultants and software and systems development partners.

        Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to bypass our license manager, copy or otherwise obtain our software or technology or develop software with the same functionality. We cannot be certain that the steps we have taken will prevent misappropriation, particularly in those foreign countries where the laws may not protect our intellectual property to the same extent as the laws of the United States. If we must resort to legal proceedings to enforce our intellectual property rights, the proceedings may be burdensome and expensive and may involve a high degree of risk. These events could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

Potential claims that our products infringe on the proprietary rights of others could harm our sales and increase our costs and, as a result, have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

        Other companies or individuals, including our competitors, may have, or will obtain copyrights, patents or other proprietary rights that could prevent, limit or interfere with our ability to make, use or sell our software. Furthermore, companies generally are increasingly bringing suits alleging infringement of their proprietary rights, particularly patent rights. If such claims are brought against us, a court may decide that we have infringed on the proprietary rights of others. We could incur substantial costs to defend any litigation brought against us, regardless of its merits, and our failure to prevail in intellectual property litigation could force us to do one or more of the following:

  •
  cease making, licensing or using products or services that incorporate the challenged intellectual property;

  •
  obtain and pay for licenses from the holders of the infringed intellectual property right, which licenses might not be available on terms acceptable to us, if at all; or

  •
  redesign our products, which could involve substantial costs and require us to interrupt product licensing and product releases, or which might not be feasible at all.

Additionally, we are currently involved in material litigation regarding a patent. See "Our Business—Legal Proceedings" for further discussion of this matter.

Political and economic instability, legal and cultural differences and other adverse conditions may hinder our ability to effectively manage international operations in the countries in which we operate and could harm our business and results of operations.

        We have operations throughout Europe, the Middle East, Africa, the Commonwealth of Independent States, the Asia-Pacific region and Latin America. In some of these regions, we operate in developing countries where political, economic and social transition is taking place. We also operate in areas, such as the Middle East, that continue to be affected by terrorist attacks, war and geopolitical instability. Our operations are subject to the various laws and regulations of the countries in which we operate and the various conditions and risks peculiar to each country, which may include:

  •
  legal and cultural differences in the conduct of business;

  •
  infringement of intellectual property rights and copyrights;

  •
  increased risk of collection and longer payment cycles than is customary in developed economies;

  •
  burdens that may be imposed by tariffs and other trade barriers;

  •
  burden of compliance with laws and regulations of a wide variety of countries;

  •
  immigration regulations that limit our ability to deploy or hire employees;

  •
  political or economic collapse or instability;

  •
  inflation and fluctuations in currency exchange rates;

  •
  acts of war or terrorism and insurrections;

  •
  natural disasters;

  •
  expropriation or nationalization of property;

  •
  restrictions on repatriation of income or capital;

  •
  potentially adverse tax consequences; and

  •
  unpredictable changes in governmental regulations.

        In addition, because a significant portion of our revenues are generated internationally, we must devote substantial resources to managing our international operations. Our business outside of the United States accounted for approximately 74%, 78% and 80% of our revenues in 2004, 2005 and 2006, respectively. Our global business also requires additional expenditures to comply with the local laws and regulations in the jurisdictions in which we operate. Our strategy is to continue to broaden our existing customer base in the different regions in which we operate and to expand into new international markets as opportunities arise. The expansion of our operations and entry into new markets, primarily in emerging economies, will require additional management attention and financial resources.

        With the assistance of outside counsel, we are conducting an ongoing review of our international operations relating to compliance of our international operations with our Code of Business Conduct and applicable regulations. As discussed above, the investigative phase of this review has concluded and we have identified transactions that may not have complied with our Code of Business Conduct and applicable laws and regulations. The transactions that we have identified as potentially non-compliant represent less than 4% of our aggregate consolidated revenues for the years 2002 through 2006. There can be no assurance, however, that this review identified all violations of applicable law. We have recorded a $2.5 million provision as of December 31, 2006 based on our current information with respect to these matters. The ultimate resolution of this matter is dependent upon presentation to and discussions with pertinent government agencies. Associated costs and liabilities, if any, including the impact of any sanctions, could be materially worse from the amount currently estimated. In addition, we expect to incur between $5.5 million to $7.5 million of legal and accounting professional fees during 2007 in connection with this ongoing review.

        Any of these factors, or a combination of them, could disrupt our operations, cause us to incur additional costs and/or have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects.

        Any of these factors, or a combination of them, could disrupt our operations, cause us to incur additional costs and/or have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

Our research and production facilities are subject to risks of damage or temporary loss due to both systems interference or breakdown and physical harm. The short or long term loss of the use of these facilities could have a material negative impact on our business, financial condition, results of operations, cash flows and future prospects.

        Our research and development facilities are computer-based and rely on the proper functioning of complex software and integrated hardware systems. However, it is not possible to guarantee the uninterrupted operation and security of these systems. For example, the invasion of our computer-based systems by either computer hackers or industrial pirates could interfere with their proper functioning and cause substantial damage, loss of data or delays in on-going research and production activities. Computer viruses, whether deliberately or unintentionally introduced, could also cause similar damage, loss or delays.

Fluctuations in exchange rates may adversely affect our business.

        Although most of our revenues are denominated in United States dollars, a portion of our maintenance and support and strategic consulting revenues are denominated in non-United States dollars. Fluctuations in exchange rates between the foreign currencies in which these costs are incurred and the United States dollar may have a material adverse effect on our business. For example, the cost of our operations in the different countries in which we operate, as expressed in United States dollars, may increase to the extent to which the local currency of those countries appreciates in relation to the United States dollar. In addition, the costs of our operations in other countries, as expressed in United States dollars, could escalate if any increase in the rate of inflation in that country is not offset (or is offset with a time delay) by a devaluation of that country's currency in relation to the United States dollar. These increases in the costs of our operations in the countries in which we operate, as expressed in United States dollars, could have a material adverse effect on our profit margins. The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

        Where and when we believe it appropriate, we limit these exposures by entering into specific hedging transactions. However, hedging transactions may not enable us to avoid all currency exchange-related losses, and our business may be adversely impacted by exchange rate fluctuations. In addition, these currency hedging transactions limit our ability to benefit from any devaluation of the currency in a foreign country in which we operate.

We engage in international sales, which expose us to trade restrictions.

        As a result of our product sales in various geographic regions, we may be subject to the risks associated with customs duties, export quotas and other trade restrictions which could have a significant impact on our revenue and profitability. While we have not encountered significant difficulties in connection with the sales of our products and providing strategic consulting in international markets, the future imposition of, or significant increases in, the level of custom duties, export quotas or other trade restrictions could have a material adverse effect on us.

Our management and auditors have identified material weaknesses in our internal controls that, if not properly remediated, could result in material misstatements in our financial statements in future periods and impair our ability to comply with the accounting and reporting requirements applicable to public companies.

        In connection with the audits of the financial statements for 2004, 2005 and 2006 for Paradigm B.V., our management and our independent registered public accounting firm identified material weaknesses in our internal controls. We do not believe that any of the identified material weaknesses have resulted in a material misstatement in the audited or interim financial statements included elsewhere in this prospectus. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

        The material weaknesses reported by our management and our independent registered public accounting firm relate to the lack of the following:

  •
  adequate resources available for financial reporting with appropriate skills to ensure our financial results are reported in a timely and accurate manner;

  •
  adequate supervision and oversight over the financial reporting process and the timely posting of entries;

  •
  segregation of incompatible duties;

  •
  adequate resources with tax knowledge to ensure that tax reporting is completed in a timely and accurate manner;

  •
  formal documentation and consistent application of policies and procedures;

  •
  adequate policies and procedures for the use of cash and the documentation of transactions involving cash in China; and

  •
  adequate policies and procedures for compliance with anti-corruption and export control laws in the jurisdictions in which we operate.

        During 2006 and 2007, we have taken and intend to take a series of measures to address the aforementioned weaknesses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Controls." If the measures that we have implemented are insufficient to address the material weaknesses identified, or if additional material weaknesses or significant deficiencies in our internal controls are identified in the future, we may fail to meet our future reporting obligations and our financial statements may contain material misstatements that could result in a restatement. Any such failure could also adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our "internal control over financial reporting" that will be required under Section 404 of the Sarbanes-Oxley Act of 2002 for our fiscal year ending December 31, 2008. Our failure to maintain effective internal control over financial reporting could also cause investors to lose confidence in our reported financial information and adversely affect the value of our securities.

If we are unable to favorably assess the effectiveness of our internal controls over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report on our assessment, our share price could be adversely affected.

        Pursuant to Section 404 of Sarbanes-Oxley and beginning with our Annual Report on Form 10-K for our fiscal year ending December 31, 2008, our management will be required to report on, and our independent auditors to attest to, the effectiveness of our internal controls over financial reporting as of December 31, 2008. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are new and complex, and require significant documentation, testing and remediation. Material weaknesses have been identified by our management and auditors, and we are currently in the process of remediating, implementing, reviewing, documenting and testing our internal controls over financial reporting. In connection with this effort, we will likely incur increased expenses and diversion of management's time and other internal resources. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal controls over financial reporting, including remediating the material weaknesses identified by our independent auditors. In addition, in connection with the attestation process by our independent auditors, we may encounter problems or delays in completing the implementation of any requested improvements and receiving favorable attestation. If we cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report on our assessment, investor confidence and our share price could be adversely affected.

Risks Relating to an Investment in Our Class A Ordinary Shares

Our Class A ordinary shares have no trading history, and our share price may trade below the public offering price.

        Prior to this offering, there has been no active market for our Class A ordinary shares. The offering price for our Class A ordinary shares in this offering will be determined by negotiations between us and the underwriters. Among the factors to be considered in determining the initial offering price of our Class A ordinary shares include:

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  the prevailing market conditions;

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  our financial information;

  •
  the history and prospects for the industry in which we compete;

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  an overall assessment of our management;

  •
  estimates of our business potential and earning prospects; and

  •
  the consideration of these factors in relation to market valuation of companies in related businesses.

        The initial public offering price of our Class A ordinary shares may bear no relationship to the price at which our Class A ordinary shares will trade upon the completion of this offering. You may not be able to resell your shares at or above the initial public offering price.

We cannot be sure that an active public trading market will develop to provide liquidity for your investment.

        There can be no assurance that an established and liquid market for our Class A ordinary shares will develop on the Nasdaq Global Market, or that a market will continue if one does develop. The underwriters advised us that they intend to make a market in our Class A ordinary shares, however, they are not obligated to make a market in such shares, and any such market making may be discontinued at any time. In addition, we estimate that following this offering, approximately            % of our outstanding ordinary shares will be owned by our executive officers, directors and Fox Paine, and

that Fox Paine will hold Class B ordinary shares representing approximately            % of our outstanding ordinary shares and    % of the voting power of our outstanding ordinary shares. The substantial amount of our ordinary shares that is owned by our executive officers, directors and Fox Paine may adversely affect the development of an active and liquid trading market.

Our share price could fluctuate significantly.

        The market for publicly traded shares of software companies has been volatile. Accordingly, a number of factors, many of which are beyond our control, may cause the market price of our Class A ordinary shares to fluctuate significantly once we are listed for trading, including:

  •
  fluctuations in our quarterly revenues and earnings and those of our competitors;

  •
  shortfalls in our operating results from the levels forecast by securities analysts and from the levels we announce from time to time as guidance to the investment community;

  •
  public announcements concerning us or our competitors;

  •
  changes in pricing policies by us or our competitors;

  •
  market conditions in our industry; and

  •
  the general state of the publicly traded securities market.

        We have no control over many of these matters, each of which may adversely affect the trading price of our Class A ordinary shares. In addition, trading in shares of companies listed on the Nasdaq Global Market and trading in shares of technology companies in particular have been subject to extreme price and volume fluctuations that in some cases have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may depress our share price, regardless of our actual operating results.

The interests of our controlling shareholder may conflict with your interests as a holder of our Class A ordinary shares.

        After this offering and the application of the proceeds, Fox Paine will hold Class B ordinary shares representing approximately    % of our outstanding ordinary shares and    % of our total voting power. The percentage of our total voting power that Fox Paine may exercise is greater than the percentage of our total shares that Fox Paine holds because Fox Paine holds a large number of our Class B ordinary shares, which have five votes per share as opposed to our Class A ordinary shares, which have one vote per share. Our Class A ordinary shares and our Class B ordinary shares generally vote together as a single class on matters presented to our shareholders. As a result, Fox Paine will continue to have control over the outcome of certain matters requiring shareholder approval, including the power to, among other things:

  •
  amend our articles of association;

  •
  elect our directors and control the appointment of our senior management; and

  •
  prevent our ability to be acquired and complete other significant corporate transactions,

each as more particularly described under "Description of Our Share Capital."

We will be a "controlled company" within the meaning of the Nasdaq Global Market rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

        After the completion of this offering and the application of the proceeds, Fox Paine will hold approximately    % of our total voting power and, therefore, we will be a "controlled company" under the Nasdaq Global Market corporate governance standards. As a controlled company, we intend to utilize certain exemptions under the Nasdaq Global Market standards that free us from the obligation to comply with certain Nasdaq Global Market corporate governance requirements, including the requirements that:

  •
  a majority of our Board of Directors consists of independent directors;

  •
  we have a nominations committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  we have a compensation committee that is composed entirely of independent directors.

        As a result of our use of the controlled company exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq Global Market corporate governance requirements. For example, because Fox Paine will have the ability to elect a majority of our Board of Directors, Fox Paine has the ability to control fundamental transactions, including the election of directors and a sale of our company. To the extent your interests differ from the interests of Fox Paine, the absence of such independent director requirements may have an adverse effect on your investment in our Class A ordinary shares. See "Management—Composition of Our Board of Directors" for more information.

Future sales of shares by existing shareholders may have an adverse impact on the market price of our Class A ordinary shares.

        Sales of a substantial number of our Class A ordinary shares in the public market following this offering, or the perception that large sales could occur, could cause the market price of our Class A ordinary shares to decline or limit our future ability to raise capital through an offering of equity securities. After completion of this offering and the application of the proceeds, we will have    Class A ordinary shares and    Class B ordinary shares outstanding. All of our Class A ordinary shares sold in this offering will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates" within the meaning of Rule 144 under the Securities Act, which shares will be subject to resale limitations of Rule 144, or shares purchased under the directed share program, which shares will be subject to a 180 day lock-up period (subject to extension upon the occurrence of specified events). In addition, we, our directors, officers and shareholders, including Fox Paine, have agreed to enter into lock-up agreements generally providing, subject to limited exceptions, that they will not, without the prior written consent of the representatives of the underwriters, directly or indirectly, during the period ending 180 days (subject to extension upon the occurrence of specified events) after the date of this prospectus, offer to sell, or otherwise dispose of any of our ordinary shares.

        Following the closing of this offering, we also intend to file a registration statement on Form S-8 under the Securities Act covering the     ordinary shares available to be issued under our stock option plan as of                        . Accordingly, subject to the exercise of options, which may be subject to certain vesting requirements, shares registered under that registration statement will be available for sale in the open market immediately after the lock-up period expires.

        In addition, holders of Paradigm B.V.'s ordinary shares will have the right to exchange those shares for shares of our ordinary shares, which can add to the number of our shares available for future sale upon the expiration of the lock-up period.

We do not expect to pay cash dividends on any of our Class A ordinary shares.

        While we have declared dividends on certain of our ordinary shares in the past, we may not do so in the future. We intend to retain our earnings, if any, to support our operations and finance the growth and development of our business, and therefore we do not expect to pay any cash dividends on our Class A ordinary shares in the foreseeable future. See "Our Policy Regarding Dividends." As a result, capital appreciation, if any, in our Class A ordinary shares may be your sole source of gain for the foreseeable future.

After completion of this offering, our management will continue to own a significant number of shares of our ordinary shares.

        After completion of this offering and the application of the proceeds, our directors and executive officers will beneficially own            Class B ordinary shares, or approximately    % of our outstanding ordinary shares. As a result, in addition to their day-to-day management roles, our executive officers and directors will be able to exercise significant influence on our business as shareholders, including influence over the election of members of our Board of Directors and the authorization of other corporate actions requiring shareholder approval.

You will experience immediate and substantial dilution in the net tangible book value of our Class A ordinary shares you purchase in this offering.

        The initial public offering price of our Class A ordinary shares is substantially higher than the book value per share of our outstanding Class A ordinary shares after this offering. Therefore, if you purchase any of our Class A ordinary shares in this offering, you will suffer immediate and substantial dilution of approximately $    per share. If outstanding options to acquire our ordinary shares are exercised, you will experience additional dilution. See "Dilution."

Our holding company structure makes us dependent on our subsidiaries for our cash flow and subordinates the rights of our shareholders to the rights of creditors of our subsidiaries in the event of an insolvency or liquidation of any of our subsidiaries.

        We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Our subsidiaries are separate and distinct legal entities. As a result, our cash flow depends upon the earnings of our subsidiaries and the ability of our subsidiaries to provide us with funds may be limited by other obligations, such as by the credit facility. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries have no obligation to provide us with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our shareholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before we, as a shareholder, would be entitled to receive any distribution from that sale or disposal.

Your Class A ordinary shares may be redeemed or repurchased in connection with a business combination transaction.

        Our articles of association provide that we may redeem or repurchase our Class A ordinary shares upon the approval by our Board of Directors of, and adoption by our shareholders of an ordinary resolution approving, an agreement relating to a business combination transaction involving us. Relevant business combinations would include those affected by stock purchase or any other means, after which any person or entity (other than Fox Paine) would have a majority of the voting power represented by our issued and outstanding shares. We have included this redemption provision in our articles of association to provide us with a flexible commercial framework for completing an acquisition or business combination. Cayman Islands law does not provide for statutory mergers but does provide for business combinations to be completed under a "scheme of arrangement." See "Description of Our Share Capital-Redemption" and "Description of Our Share Capital-Mergers and Similar Arrangements." Typically, schemes of arrangement are used by insolvent companies seeking to reach a court-sanctioned compromise with their creditors and require approval by 75% in value of each class of shares outstanding. Adopting the redemption provision in the articles allows us to complete an acquisition or business combination transaction without needing to rely upon the more complex and inflexible "scheme of arrangement" and, in particular, without requiring a proceeding before the Cayman Islands courts.

        Our articles of association do not specify the type or amount of consideration that you would receive in such a redemption or repurchase, and you will not have any appraisal or similar rights in such an event. The consideration to be received by holders of our Class A ordinary shares from such a redemption or repurchase due to a business combination transaction will be dependent upon the terms of the agreement that was approved by our Board of Directors and shareholders. These terms would be specified in the materials furnished to holders of our Class A ordinary shares under the proxy rules in connection with the shareholder approval necessary to affect such a business combination.

        Because Fox Paine has the ability to elect a majority of our Board of Directors and holds a majority of our total outstanding voting power, Fox Paine could cause your shares to be redeemed or repurchased without any action from any other shareholder. As a result, you could be forced to redeem or sell your Class A ordinary shares at a time when you have not elected to sell or for consideration that you consider to be inadequate.

Holders of our Class A ordinary shares may face difficulties in protecting their interests because Cayman Islands laws are less protective of shareholder interests.

        Following this offering, our corporate affairs will be governed by our amended and restated memorandum and articles of association, by the Companies Law (2004 Revision) and by the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established and developed as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholder than would shareholders of a corporation incorporated in a jurisdiction in the United States.

        Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights. This may make it more difficult for you to assess the value of any consideration you may receive in connection with a business combination transaction or require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

        Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of our shareholders. Our Board of Directors has discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, and is not obligated to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

        Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against our Board of Directors.

Provisions in our articles of association and Cayman Islands corporate law may impede a takeover, which could adversely affect the value of our Class A ordinary shares.

        Our articles of association permit our Board of Directors to issue preferred shares from time to time, with such rights and preferences as it considers appropriate. Our Board of Directors could authorize the issuance of preferred shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction.

        Unlike many jurisdictions in the United States, Cayman Islands law does not provide for mergers as that expression is understood under corporate law in the United States. However, Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies, which are commonly referred to in the Cayman Islands as "schemes of arrangement." The procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement relating to a solvent Cayman Islands company must be approved at a shareholders' meeting by each class of shareholders. In each case, a majority of the number of holders of each class of a company's shares that are present and voting (either in person or by proxy) at such a meeting, which holders must also represent 75% in value of such class issued (excluding the shares owned by the parties to the scheme of arrangement), must approve the scheme of arrangement.

        The convening of these meetings and the terms of the amalgamation must also be sanctioned by the Grand Court of the Cayman Islands. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect the creditors' interests. Furthermore, the Grand Court will only approve a scheme of arrangement if it is satisfied that:

  •
  the statutory provisions as to majority vote have been complied with;

  •
  the shareholders have been fairly represented at the meeting in question;

  •
  the scheme of arrangement is such as a businessman would reasonably approve; and

  •
  the scheme of arrangement is not one that would more properly be sanctioned under some other provision of Companies Law.

As a United States holder of our Class A ordinary shares, you may have difficulty obtaining or enforcing a judgment against us because we are incorporated under the laws of the Cayman Islands.

        We are incorporated as an exempted company with limited liability under the laws of the Cayman Islands. A significant amount of our assets are located outside of the United States. As a result, it may be difficult for persons purchasing our Class A ordinary shares to effect service of process within the United States upon us or to enforce judgments against us or judgments obtained in United States courts.

        We have been advised by our Cayman Islands counsel, Walkers, that there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States. However, the Cayman Islands courts will recognize and enforce a foreign judgment of a court having jurisdiction over the defendant according to Cayman Islands conflict of law rules if such judgment is final, is for a liquidated sum, is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner, and is not of a kind, the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. There is doubt, however, as to whether the courts of the Cayman Islands will, in an action in the Cayman Islands, recognize or enforce judgments of United States courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature.

        A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Risks Related to Taxation

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

        As a multinational organization, we are subject to taxation in many jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, which could be material. Furthermore, in determining our global provision for taxes, we are required to exercise judgment. Regularly, we make estimates where the ultimate tax determination is uncertain in part because the specific countries in which we will earn our anticipated revenues for the year are not predictable, and the applicable tax rates vary significantly from country to country. While we believe our estimates are reasonable, we cannot assure you that the actual amount of our consolidated tax liability will not differ from these estimates, in which case our provision for income taxes could be materially impacted.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

        We conduct operations world-wide through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our subsidiaries. Transfer prices are prices that one company in a group of related companies charges to another member of the group for goods, services or the use of property. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms' length and that contemporaneous documentation is maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms' length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices. A reallocation of income from a lower tax jurisdiction to a higher tax jurisdiction would result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess penalties, it would increase our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows.

If we do not achieve increased tax benefits as a result of our planned corporate restructuring, our financial condition and operating results could be harmed.

        We are in the process of restructuring our corporate organization to be more closely aligned with the international nature of our business activities and to reduce our overall effective combined tax rate through changes in our development and use of our intellectual property and our cash management structure. This restructuring strategy may generate additional tax charges at the outset, but we currently anticipate achieving a reduction in our overall effective combined tax rate in the future. There can be no assurance that the taxing authorities of the jurisdictions in which we operate will not challenge the tax benefits that we expect to realize as a result of the restructuring. If the intended tax treatment is not accepted by our taxing authorities, we could fail to achieve the financial efficiencies that we anticipate as a result of the restructuring. See "Our Organizational Structure."

We may be treated as a passive foreign investment company for United States tax purposes, which may subject United States shareholders to adverse tax consequences.

        If our passive income, or our assets that produce (or are held for the production of) passive income, exceed levels specified by United States federal income tax law for any taxable year, we may be characterized as a passive foreign investment company, or a PFIC, for such purposes. If we are treated as a PFIC, United States holders of our Class A ordinary shares would be subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive and the gain, if any, they derive from the sale or other disposition of their Class A ordinary shares. As of the date of this Registration Statement, and based on the information available as of the date hereof, we believe that we will not be classified as a PFIC for the current year and expect that we will not become a PFIC in the foreseeable future. However, the determination of whether we are a PFIC for any particular year is based on, among other things, the type of income we and our subsidiaries receive, the value of our assets and the assets of our subsidiaries and the value of our shares, all of which are subject to change. Accordingly, there can be no assurance that we will not be considered a PFIC for the current year or any future years.

If a United States shareholder acquires 10% or more of our Class A ordinary shares, it may be subject to increased United States taxation under the "controlled foreign corporation" rules.

        If a United States person acquires 10% or more of our Class A ordinary shares, it may be subject to increased United States taxation under the "controlled foreign corporation" rules. Each "10% United States Shareholder" of a foreign corporation that is a controlled foreign corporation, or CFC, that owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC's taxable year for an uninterrupted period of 30 days or more during a taxable year, may have to include on its United States federal income tax return for the year certain undistributed income of the CFC. Additionally, all or a portion of the gain on the sale of shares of the CFC may be taxed as dividend income rather than as capital gain. As a result of the attribution and constructive ownership rules for determining when a person is a "10% United States Shareholder," we believe that our company and our non-United States subsidiaries are CFCs.

SPECIAL CAUTIONARY NOTE REGARDING
FORWARD-LOOKING STATEMENTS

        We have made statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Our Business" and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events.

        Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Except as required by applicable securities laws, we undertake no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

        There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to, the following:

  •
  deterioration in the business environment of the oil and natural gas exploration and production industry;

  •
  our ability to integrate companies and technologies that we acquire, including Earth Decision;

  •
  the sufficiency of our intellectual property rights;

  •
  loss of key members of management;

  •
  effectiveness of our business strategy due to change in current or future market conditions;

  •
  pricing and other competitive pressures;

  •
  decreased level of demand for our solutions or increased competition;

  •
  judicial decisions;

  •
  the results of open governmental and regulatory matters;

  •
  changes in regulations or tax laws applicable to us, our subsidiaries or customers;

  •
  acceptance of our products and services, including new products and services;

  •
  political stability of the areas in which we and our customers operate, including the Middle East;

  •
  the material weaknesses identified in our internal controls;

  •
  changes in accounting policies or practices; and

  •
  any other statements, projections or assumptions that are not historical facts.

        You should also consider the numerous risks outlined under "Risk Factors" in this prospectus.

        These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a highly competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

        We estimate that our net proceeds from our sale of                        Class A ordinary shares in this offering (based on an assumed initial offering price of $            per share, the midpoint of the estimated offering range) will be approximately $            million, after deducting estimated offering expenses and underwriting discounts and commissions. If the underwriters exercise their over-allotment option in full, we anticipate that our net proceeds will be approximately $    million after deducting estimated offering expenses and underwriting discounts and commissions. A $1.00 increase (decrease) in the assumed initial public offering price of $                  per Class A ordinary share would increase (decrease) the net proceeds to us from this offering by $                   million, assuming the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated offering expenses and underwriting discounts and commissions payable by us.

        We intend to use $    million of the net proceeds from this offering to repurchase Class B ordinary shares from Fox Paine and our Chief Executive Officer, John W. Gibson, Jr., and shares of Paradigm B.V. from certain shareholders, including one of our directors, Eldad Weiss, at the same price per share as we will offer our Class A ordinary shares to the public in this offering, less any underwriting discounts and commissions; $         million to redeem outstanding warrants to purchase shares of Paradigm B.V.; $         million to redeem all the outstanding convertible subordinated debentures; $    million to repay outstanding indebtedness under the term loan portion of the credit facility with The Governor and Company of the Bank of Scotland, as agent; and $    million to terminate the management agreement with Fox Paine. See "Certain Relationships and Related Party Transactions" and "Our Relationship with Fox Paine." The convertible subordinated debentures, which were issued by Paradigm B.V., do not have a maturity date. See "Certain Relationships and Related Transactions—Reorganization and Related Transactions—Redemption of Convertible Subordinated Debentures" for a discussion of the interest rate on the convertible subordinated debentures. Approximately $8.9 million aggregate principal amount of the outstanding convertible subordinated debentures were issued in 2006 as part of the consideration that we paid in connection with the acquisition of Earth Decision. See "Prospectus Summary—Earth Decision Acquisition." As of December 31, 2006, the aggregate borrowings under The Governor and Company of the Bank of Scotland credit facility were approximately $55.5 million, all of which comprised a term loan with a weighted average interest rate of LIBOR + 2.63% per annum as there were no borrowings outstanding under the revolving loan at such time. The final maturity date for all borrowings under this credit facility is December 31, 2011. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        The precise amounts and timing of the application of the net proceeds from this offering depends upon many factors, including, but not limited to, the amount of any such proceeds, the required timing for the redemption of the outstanding convertible subordinated debentures and repayment of the outstanding indebtedness under the term loan with The Governor and Company of the Bank of Scotland and payment for termination of the management agreement with Fox Paine.

        If the underwriters exercise their over-allotment option, we intend to use those proceeds to repurchase additional Class B ordinary shares held by Fox Paine and Mr. Gibson; to purchase additional shares of Paradigm B.V. from the certain shareholders, including Mr. Weiss; and to redeem additional warrants to purchase shares of Paradigm B.V. See "Certain Relationships and Related Party Transactions—Share Repurchase."

OUR POLICY REGARDING DIVIDENDS

        Holders of our ordinary shares are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. We currently do not intend to pay any cash dividends on either class of our ordinary shares in the foreseeable future. We anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital, to support our operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospectus, regulatory and legal restrictions and other factors that our Board of Directors may deem relevant. In the event that we decide to pay dividends, there are a number of restrictions on our ability to do so.

        We are a holding company and have no direct operations. Our ability to pay dividends depends, in part, on the ability of our subsidiaries to make distributions to us. The credit facility with The Governor and Company of the Bank of Scotland contains financial covenants, which could limit our ability to receive dividends that we could distribute to our shareholders.

DILUTION

        If you invest in our Class A ordinary shares, you will be diluted to the extent that the initial per share offering price exceeds the pro forma net tangible book value per share of our Class A ordinary shares immediately after this offering.

        Our pro forma net tangible book value as of December 31, 2006, which includes both our Class A ordinary shares and Class B ordinary shares, was $                   million, or $                        per share. Pro forma net tangible book value per share represents (1) total tangible assets less total liabilities, divided by (2) the number of our ordinary shares outstanding after giving effect to the issuance of our Class B ordinary shares upon the exercise of exchange rights of Paradigm B.V.'s ordinary shares and Earth Decision shares and the conversion of all of our Class B ordinary shares into our Class A ordinary shares on a one for one basis.

        After giving effect to our sale and issuance of                        Class A ordinary shares in this offering at an assumed initial public offering price of $            per share (the midpoint of the estimated offering range) and after deducting estimated offering expenses and underwriting discounts and commissions payable by us, our pro forma net tangible book value as of December 31, 2006 would have been $            million, or $            per share. This represents an immediate increase in pro forma net tangible book value to existing shareholders of $            per share and an immediate dilution of $            per share to new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per Class A ordinary share (the midpoint of the estimated offering range)		$
Pro forma net tangible book deficit per share at December 31, 2006
Increase per share attributable to this offering	$

As adjusted pro forma net tangible book deficit per share after this offering

Dilution per Class A ordinary share to new investors		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $                              per Class A ordinary share would increase (decrease) our as adjusted pro forma net tangible book value by $            million, the as adjusted pro forma net tangible book value per Class A ordinary share after the offering by $            and the dilution per Class A ordinary share to the new investors purchasing our Class A ordinary shares in this offering by $            per Class A ordinary share, assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated offering expenses and underwriting discounts and commissions payable by us.

        The following table summarizes, as of December 31, 2006, the difference between the number of Class A ordinary shares purchased from us, after giving effect to (1) the application of the proceeds of this offering to redeem the outstanding convertible subordinated debentures of Paradigm B.V. and to repurchase a portion of our outstanding Class B ordinary shares and ordinary shares of Paradigm B.V., (2) the issuance of ordinary shares of Paradigm B.V. in connection with the Earth Decision earn-out arrangement, (3) the issuance of our Class B ordinary shares upon the exercise of exchange rights related to Paradigm B.V. ordinary shares and Earth Decision preferred shares and (4) the conversion of all of our Class B ordinary shares into our Class A ordinary shares on a one for one basis, the total cash consideration paid and the average cash price per share paid by our existing shareholders and to be paid by new investors purchasing Class A ordinary shares in this offering, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration
Average Price per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%
New investors

Total			%	$		%

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per Class A ordinary share would increase (decrease) total consideration by new investors by $            million, assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated offering expenses and underwriting discounts and commissions payable by us.

        The computations above exclude the following:

  •
  up to 335,597 of our Class B ordinary shares issuable upon the exercise of all outstanding warrants and options of Earth Decision (as adjusted for the earn-out arrangement), including up to 85,097 Class B ordinary shares issuable in lieu of $0.8 million aggregate principal amount of convertible subordinated debentures, as of December 31, 2006, previously issuable upon conversion or exercise of such preferred stock, warrants and options of Earth Decision;

  •
  5,460,882 of our Class B ordinary shares issuable upon the exercise of stock options outstanding under Paradigm B.V. option plans as of December 31, 2006 at a weighted average exercise price of $5.68 per share. Our Class B ordinary shares described above, including those Class B ordinary shares outstanding; and

  •
  of our Class B ordinary shares issuable upon the exercise of the outstanding warrant to purchase ordinary shares of Paradigm B.V.

CAPITALIZATION

        The following table sets forth our unaudited consolidated cash and capitalization at December 31, 2006 on:

  •
  an actual basis;

  •
  a pro forma basis to give effect to our formation as a Cayman Islands holding company; and

  •
  a pro forma as adjusted basis to give effect to the sale of            Class A ordinary shares offered by us in this prospectus, at an initial public offering price per share of $            (the midpoint of the estimated offering range), and the application of the net proceeds from this offering as if this offering had been completed as of December 31, 2006, net of underwriting discounts and commissions and other estimated offering expenses payable by us.

        The following data should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Our Share Capital" and the financial information, including our historical consolidated financial statements and related notes, included elsewhere in this prospectus.

	December 31, 2006
	Actual Paradigm	Pro Forma for Cayman Formation	Pro Forma, as Adjusted(1)
	(Dollars in thousands, except share and per share data)
Cash and cash equivalents	$16,201	$16,201	$

Long-term debt:
Credit facility(2)	$49,710	$49,710	$
Capital lease obligations(2)	1,289	1,289
Other long-term liabilities	8,651	8,651

Total long-term debt	59,650	59,650
Minority interest in Earth Decision	12,731	12,731
Convertible subordinated debentures	177,619	177,619
Shareholders' deficit:
Share capital(3)	218	218
Additional paid-in capital (deficit)	(47,045)	(48,265)
Treasury shares, at cost (236,865 shares)	(1,220)	—
Accumulated other comprehensive income	3,080	3,080
Accumulated deficit	(62,151)	(62,151)

Total shareholders' deficit	(107,118)	(107,118)

Total capitalization	$142,882	$142,882	$

(1)
A $1.00 increase (decrease) in the assumed public offering price of $      per Class A ordinary share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total shareholders' equity and total capitalization by $      million, assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated offering expenses and underwriting discounts and commissions payable by us.

(2)
Long-term debt excludes current maturities of $7.0 million related to the credit facility and $1.9 million related to capital leases.

(3)
Paradigm B.V. share capital, par value $0.01 per share; 30,000,000 shares authorized, which was increased to 45,000,000 in March 2007; 17,405,524 shares issued and outstanding, actual. Paradigm Ltd. share capital, par value $0.0001 per share; 1,000,000,000 shares authorized; 15,124,573 Class B ordinary shares issued and outstanding after giving effect to our formation as a Cayman Islands holding company and the exchange transaction;                  Class A ordinary shares issued pro forma as adjusted and      Class B ordinary shares issued pro forma as adjusted.

        The table above excludes the following:

  •
  2,669,435 of our Class B ordinary shares issuable upon the exercise of exchange rights of an equal number of Paradigm B.V.'s outstanding ordinary shares (of which 2,425,422 ordinary shares of Paradigm B.V. are held by former Earth Decision shareholders);

  •
  498,413 of our Class B ordinary shares issuable with respect to Paradigm B.V.'s outstanding ordinary shares held by former Earth Decision shareholders pursuant to an earn-out arrangement based on the achievement by Earth Decision of specified financial goals through December 31, 2006 (which was determined in March 2007 to be fully achieved), including 126,382 Class B ordinary shares issuable upon the conversion of $1.1 million aggregate principal amount of convertible subordinated debentures, as of December 31, 2006, issued pursuant to the earn-out arrangement;

  •
  up to 1,302,758 of our Class B ordinary shares issuable upon the conversion of all outstanding preferred stock of Earth Decision and the exercise of all outstanding warrants and options of Earth Decision (including up to an additional 131,044 Class B ordinary shares issuable pursuant to the earn-out arrangement), including up to 330,338 Class B ordinary shares issuable in lieu of $3.0 million aggregate principal amount of convertible subordinated debentures, as of December 31, 2006, previously issuable upon conversion or exercise of such preferred stock, warrants and options of Earth Decision;

  •
  5,460,882 of our Class B ordinary shares issuable upon the exercise of stock options outstanding under Paradigm B.V. option plans as of December 31, 2006 at a weighted average exercise price of $5.68 per share; and

  •
  of our Class B ordinary shares issuable upon the exercise of the outstanding warrant to purchase ordinary shares of Paradigm B.V.

OUR ORGANIZATIONAL STRUCTURE

        We are a Cayman Islands holding company with no material assets other than our indirect ownership of 80.1% of the outstanding ordinary shares of our subsidiary, Paradigm B.V., a Netherlands private limited liability company. As a result of our majority voting interest in Paradigm B.V., we control Paradigm B.V.'s management and operations and will consolidate Paradigm B.V.'s results in its financial statements. We operate our business through subsidiaries of Paradigm B.V.

        Prior to our transition to a Cayman Islands holding company, we operated our business through Paradigm B.V. In September 2006, existing shareholders of Paradigm B.V. formed Paradigm Ltd. to operate as an indirect holding company of Paradigm B.V. Because of the absence of a corporate level tax in the Cayman Islands, we believe that transitioning to this structure will enable us to redeploy our profits and cash more tax efficiently and, over time, to improve our worldwide effective tax rate. See "Risk Factors—If we do not achieve increased tax benefits as a result of our planned corporate restructuring, our financial condition and operating results could be harmed." Furthermore, in the event that we elect to pay dividends in the future, such dividends would not be subject to a withholding tax under Cayman Islands law as they would be under Dutch law. We also believe that the Cayman Islands have an internationally recognized corporate legal code and well-established body of case law.

        Following the formation of Paradigm Ltd., Paradigm Geotechnology Holdings B.V. and three foundations affiliated with Fox Paine and other shareholders of Paradigm B.V., including six of our officers, entered into an agreement to exchange all of their shares of Paradigm B.V. for an equal number of our Class B ordinary shares. This exchange transaction is not conditioned upon the offering and is expected to close prior to the offering. In order to allow other shareholders of Paradigm B.V. to defer a taxable transaction in connection with the formation of the Cayman Islands holding company, in accordance with their rights under their existing shareholders agreement, the other shareholders of Paradigm B.V. that are accredited investors or non-United States persons will be given the right to exchange their Paradigm B.V. ordinary shares for shares of Paradigm Ltd.'s Class B ordinary shares. See "Exchange Transaction."

        Prior to the completion of this offering, we will contribute all of our shares of Paradigm B.V. to Paradigm Luxembourg Holdings S.à.r.l., an entity that we formed in April 2007, in exchange for convertible preferred equity certificates of Paradigm Luxembourg Holdings S.à.r.l., which will then be a wholly owned subsidiary of Paradigm Ltd. that we intend to use as a holding company for our existing and future non-U.S. subsidiaries. Luxembourg Holdings S.à.r.l. will be a tax resident in Luxembourg, which we believe possesses a favorable tax treaty network that will allow dividends from our foreign operations to be distributed to us in a tax efficient manner. In addition, we plan to employ Luxembourg Holdings S.à.r.l. as an intercompany financing vehicle through which we intend to centrally manage our worldwide cashflow. We expect Luxembourg Holdings S.à.r.l. to loan available funds to foreign subsidiaries requiring funding and to potentially use excess cash to invest in or acquire additional operations. Although we do not currently intend to pay dividends, surplus cash may also be distributed to us by Luxembourg Holdings S.à.r.l. for dividends to our shareholders.

        Our transition to a Cayman Islands holding company has been accounted for as a reorganization at carryover basis as there are no changes in the rights, obligations or economic interests of Paradigm B.V.'s shareholders upon the exchange of their Paradigm B.V. ordinary shares for shares in Paradigm Ltd. except for those applied consistently among those shareholders. The Paradigm B.V. ordinary shares held by Paradigm B.V.'s other shareholders will be treated as a minority interest in the consolidated financial statements of Paradigm Ltd.

        Fox Paine controlled Paradigm B.V. prior to the exchange transaction and will continue to control Paradigm Ltd. following the offering. Upon completion of this offering and the application of the proceeds, Fox Paine will hold ordinary shares representing approximately            % of the voting power in Paradigm Ltd. Immediately following this offering, our public shareholders will own approximately            % of the outstanding ordinary shares of Paradigm Ltd., and will own ordinary shares representing approximately            % of the voting power in Paradigm Ltd.

        Our organizational structure immediately following our acquisition of Earth Decision was as reflected in the diagram below:

*
Based on outstanding shares.

**
Accredited investors and non-United States persons had the right to exchange shares of preferred stock of Earth Decision for 866,304 ordinary shares of Paradigm B.V. (of which 216,576 ordinary shares of Paradigm B.V. were issuable after the conversion of certain Earth Decision preferred stock into approximately $2.0 million aggregate principal amount of convertible subordinated debentures of Paradigm B.V. and the subsequent conversion of such convertible subordinated debentures into 216,576 ordinary shares of Paradigm B.V.). In addition, Paradigm B.V. was required to issue up to 607,500 of its ordinary shares upon the exercise of Earth Decision options and warrants (of which 151,875 ordinary shares of Paradigm B.V. were issuable after the exercise of certain Earth Decision options and warrants for approximately $1.4 million aggregate principal amount of convertible subordinated debentures of Paradigm B.V. and the subsequent conversion of such convertible subordinated debentures into 151,875 ordinary shares of Paradigm B.V.)

        Our organizational structure immediately following the offering and the application of the proceeds will be as shown in the diagram below:

*
Based on outstanding shares.

**
Upon the exchange of all of the outstanding shares of preferred stock of Earth Decision and all of the outstanding ordinary shares of Paradigm B.V. for our Class B ordinary shares following the completion of this offering and the application of the proceeds, our Class B ordinary shares would represent        % of our outstanding ordinary shares and our Class A ordinary shares would represent        % of our outstanding ordinary shares. Assuming that all minority interests in our subsidiaries have been exchanged in this manner, upon the exercise of all outstanding options and warrants of Earth Decision and Paradigm B.V. and the exchange of those securities for our Class B ordinary shares following the completion of this offering and the application of the proceeds, our Class B ordinary shares would represent        % of our outstanding ordinary shares and our Class A ordinary shares would represent        % of our outstanding ordinary shares.

***
Upon completion of this offering and the application of the proceeds, 3,465,315 outstanding ordinary shares of Paradigm B.V. will be exchangeable for our Class B ordinary shares in accordance with rights under the existing Paradigm B.V. shareholders agreement. In addition, we may be required to issue 5,460,882 Class B ordinary shares upon the exercise of outstanding options by Paradigm B.V. optionholders. See "Exchange Transaction."

****
We may be required to issue 335,597 Class B ordinary shares upon the exercise of all outstanding warrants and options of Earth Decision (as adjusted for the earn-out arrangement), including up to 85,097 Class B ordinary shares issuable in lieu of $0.8 million aggregate principal amount of convertible subordinated debentures, as of December 31, 2006, previously issuable upon exercise of such warrants and options of Earth Decision.

EXCHANGE TRANSACTION

        In connection with our transition to a Cayman Islands holding company, we entered into an exchange agreement in September 2006 with Paradigm Geotechnology Holdings B.V. and three foundations affiliated with Fox Paine, six of our U.S. officers and the spouse of one officer. This agreement provides that, subject to the conditions described below, these shareholders of Paradigm B.V. will contribute an aggregate of 15,124,573 shares of Paradigm B.V. to us in exchange for an equal number of our Class B ordinary shares. We refer to this transaction as the "exchange transaction." The exchange transaction is not contingent on this offering.

        Our obligation to consummate the exchange transaction is conditioned upon our receipt of a tax ruling from the Luxembourg Tax Inspector with respect to matters related to the formation and capitalization of a newly-formed Luxembourg subsidiary. We have recently obtained this tax ruling. In addition, under the exchange agreement Paradigm Geotechnology Holdings B.V.'s obligation to consummate the exchange transaction is conditioned upon the negotiation of an agreement that is mutually acceptable to Paradigm Geotechnology Holdings B.V. and us with respect to matters described below. As a condition to the exchange transaction being tax free to them under U.S. tax law, certain indirect owners of Fox Paine must enter into an agreement with the U.S. Internal Revenue Service. Under the agreement with the U.S. Internal Revenue Service, the affected indirect owners of Fox Paine would agree to pay tax on their gain not taxed at the time of the exchange transaction, together with interest on such tax, if, on or before December 31, 2012, a "triggering event" occurs. A triggering event will be deemed to occur if we dispose of shares of Paradigm B.V. or if Paradigm B.V. disposes of substantially all its assets including in certain internal reorganizations, to the extent such indirect owners have not previously disposed of our shares in a taxable transaction. In connection with our contemplated agreement with Paradigm Geotechnology Holdings B.V., we will have to indemnify the affected indirect owners of Fox Paine for any incremental tax cost to them (including interest on tax) of any triggering event and such affected indirect owners will reimburse us for the incremental tax benefits, if any, realized by them as a result of a triggering event for which they were indemnified. A sale or other disposition by these indirect owners of our ordinary shares will not create an indemnity obligation. Furthermore, Mr. Gibson is also expected to enter into an agreement with the U.S. Internal Revenue Service regarding his exchange of ordinary shares of Paradigm B.V. for Class B ordinary shares, which agreement will be comparable to the agreement described above between certain indirect owners of Fox Paine and the U.S. Internal Revenue Service. While not a condition to the exchange transaction, we also intend to enter into an agreement pursuant to which we will agree to indemnify Mr. Gibson for any incremental tax cost to him (including interest on tax) resulting from any triggering event, and Mr. Gibson will agree to reimburse us for the incremental tax benefits, if any, realized by him as a result of a triggering event for which he was indemnified. We are still negotiating the terms of the agreement with Paradigm Geotechnology Holdings B.V. and with Mr. Gibson. As a result of the exchange transaction, we will hold 80.1% of the outstanding ordinary shares of Paradigm B.V. The obligation of the subscribers party to the exchange agreement besides Paradigm Geotechnology Holdings B.V. is not conditioned upon the negotiation of an agreement with Paradigm Geotechnology Holdings B.V.

        In accordance with Paradigm B.V.'s existing shareholders agreement, after completion of the exchange transaction, Paradigm B.V.'s shareholders that are accredited investors (as defined in Regulation D under the Securities Act) or non-United States persons that can acquire our shares in an offshore transaction pursuant to Regulation S under the Securities Act will be given the right to exchange their shares of Paradigm B.V. for our ordinary shares. After completion of the exchange transaction, Paradigm B.V.'s outstanding employee stock options will also be adjusted to provide for the optionholders to receive our ordinary shares upon exercise of the options and similar adjustments will be made to Paradigm B.V.'s outstanding warrants.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table summarizes the historical consolidated financial data for Paradigm B.V., and its predecessor for the periods and as of the dates indicated and should be read in conjunction with the audited financial statements of Paradigm B.V. and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected historical consolidated financial data as of December 31, 2005 and 2006 and for each of the three years ended December 31, 2006 is derived from the audited financial statements and related notes of Paradigm B.V. that are included in this prospectus. The historical consolidated financial data for the periods and dates prior to January 1, 2004 have been derived from the unaudited consolidated financial statements of Paradigm B.V., which have not been included herein. The unaudited financial data presented in the table below include all adjustments that we consider necessary for a fair presentation of the financial position, cash flow and results of operations as of the dates and for the periods indicated.

	Predecessor(1)	Paradigm B.V.
		August 13, 2002 to December 31, 2002	Year Ended December 31,
	January 1, 2002 to August 12, 2002
			2003	2004(2)		2005	2006
	(Restated) (unaudited)	(Restated) (unaudited)	(Restated)	(Restated)		(Restated)
	(Dollars in thousands)
Consolidated Statement of Operations Data:
Revenue:
Software licenses and products(3)	$12,484	$13,902	$26,639	$30,850		$36,444	$65,139
Maintenance and support	15,916	11,112	28,632	30,312		34,429	46,875
Strategic consulting	12,220	7,766	17,911	27,758		27,813	32,489

Total revenue	40,620	32,780	73,182	88,920		98,686	144,503
Cost of revenue:
Software licenses and products (3)	1,886	2,151	3,883	2,761		2,923	8,016
Maintenance and support	4,716	2,843	9,790	10,561		12,690	16,791
Strategic consulting	9,470	5,699	15,271	23,222		28,154	31,375

Total cost of revenue	16,072	10,693	28,944	36,544		43,767	56,182
Gross profit	24,548	22,087	44,238	52,376		54,919	88,321
Operating expenses:
Sales and marketing	8,592	7,227	15,652	16,215		18,016	27,913
Research and development	9,318	5,665	16,516	17,396		19,298	23,241
General and administrative	5,831	3,669	12,439	11,391		16,255	33,779
Amortization of intangibles	1,353	507	1,487	1,765		2,090	2,626
Related party fees and expenses	—	3,750	1,171	2,829	(4)	1,757	1,100
Goodwill impairment	—	—	—	—		4,899	—
Restructuring and impairment costs	14,159	5,630	—	993		4,491 (5)	—
Acquired in-process research and development	—	—	—	—		—	16,100

Total operating expenses	39,253	26,448	47,265	50,589		66,806	104,759

Operating income (loss)	(14,705)	(4,361)	(3,027)	1,787		(11,887)	(16,438)
Interest and other expense:
Interest expense, net	(695)	(511)	(1,232)	(2,639)		(5,225)	(5,023)
Minority interest in Earth Decision	—	—	—	—		—	(2,072)
Other expense, net	—	—	(747)	(306)		(619)	(331)

	(695)	(511)	(1,979)	(2,945)		(5,844)	(7,426)
Loss before income taxes	(15,400)	(4,872)	(5,006)	(1,158)		(17,731)	(23,864)
Provision for income taxes	898	550	1,057	1,609		786	5,518

Net loss	(16,298)	(5,422)	(6,063)	(2,767)		(18,517)	(29,382)
Accretion to redemption value on and distributions to holders of convertible subordinated debentures	—	(959)	(2,354)	(23,683	)(6)	(12,095)	(120,008)

Net loss available to ordinary shareholders	$(16,298)	$(6,381)	$(8,417)	$(26,450)		$(30,612)	$(149,390)

Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$6,641	$(3,679)	$11,766	$2,942		$10,266	$17,904
Investing activities	(3,411)	(78,677)	(4,127)	(24,904)		(5,583)	(3,647)
Financing activities	183	89,678	(5,074)	19,269		(1,745)	(8,624)

	Paradigm B.V.
	As of December 31,
	2002	2003	2004(2)	2005	2006
	(unaudited)
	(Restated)	(Restated)	(Restated)	(Restated)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,385	$10,050	$7,444	$10,338	$16,201
Working capital (deficit)	6,908	(454)	8,602	(1,212)	(9,169)
Total assets	128,535	128,860	153,691	144,672	213,952
Total long-term liabilities	8,077	30,319	66,629	62,209	59,650
Minority interest in Earth Decision	—	—	—	—	12,731
Convertible subordinated debentures	52,018	42,372	28,298	40,393	177,619
Total shareholders' equity (deficit)	33,682	26,239	24,239	(2,504)	(107,118)

(1)
The predecessor periods relate to the period prior to the acquisition of Paradigm B.V. on August 13, 2002 by Fox Paine.

(2)
Amounts include the acquisitions of Reservoir Technology Division on April 22, 2004 (at a purchase price of $21.1 million), Petroleum Workbench on June 30, 2004 (at a purchase price of $2.5 million) and Earth Decision on August 11, 2006 (at a purchase price of $72.1 million) and the results of operations of those acquisitions since their respective acquisition dates.

(3)
Included in software licenses and products are sales of hardware and third-party software products provided to certain customers on a cost plus basis to facilitate the implementation. For the years 2003, 2004, 2005 and 2006, sales of hardware and third-party software products totaled $1.5 million, $0.8 million, $1.5 million and $5.6 million, respectively. The cost of revenues related to the sale of hardware and third-party software products totaled $1.5 million, $0.8 million, $1.5 million and $5.6 million, for the years 2003, 2004, 2005 and 2006, respectively. For the predecessor 2002 period and the period ended December 31, 2002, sales of hardware and third-party software totaled $1.0 million and $0.3 million, respectively. For the same periods, cost of revenues related to the sale of hardware and third-party software totaled $1.0 million and $0.3 million, respectively.

(4)
Includes a $1.5 million advisory fee paid to Fox Paine in connection with the amendment of the credit agreement.

(5)
Includes $1.6 million of employee termination and facility costs and $2.9 million of impairments of intangible assets for the year 2005.

(6)
Includes $21.1 million of distributions on convertible subordinated debentures following a distribution to Paradigm B.V.'s ordinary shareholders. If our shareholders receive a distribution, the terms of the convertible subordinated debentures provide for an additional payment to the debenture holders on a basis equal to what they would have received as a distribution to shareholders if they had converted to ordinary shares of Paradigm B.V. prior to the distribution.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        We derived the following unaudited pro forma combined statements of operations by applying pro forma adjustments attributable to the acquisition of Earth Decision to the historical consolidated statements of operations of Paradigm B.V., which was audited for the year ended December 31, 2006 and unaudited for the Earth Decision period from January 1, 2006 through the acquisition date on August 11, 2006. The unaudited pro forma combined statements of operations for the year ended December 31, 2006 give effect to the following as if each such event occurred on January 1, 2006:

  •
  the acquisition of Earth Decision as described in the accompanying notes;

  •
  the formation of our company as a Cayman Islands holding company as described in "Our Organizational Structure" and

  •
  the completion of the exchange transaction.

        We derived the following unaudited pro forma combined balance sheet by applying pro forma adjustments attributable to the completion of our exchange transaction to the historical audited consolidated balance sheet of our company and to the historical unaudited consolidated balance sheet of Paradigm B.V. The unaudited pro forma combined balance sheet gives effect to the consummation of the exchange transaction as described in the "Exchange Transaction" as if it occurred on December 31, 2006.

        The pro forma as adjusted financial statements reflect this offering and the use of proceeds therefrom in order to:

  •
  repurchase some of our outstanding Class B ordinary shares and shares of Paradigm B.V.;

  •
  redeem all of the outstanding convertible subordinated debentures of Paradigm B.V.;

  •
  redeem outstanding warrants to purchase            shares of Paradigm B.V.;

  •
  repay indebtedness under the credit facility; and

  •
  terminate the management agreement with Fox Paine.

        We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with the unaudited pro forma combined financial statements, included elsewhere in this prospectus.

        This information and the accompanying notes should be read in conjunction with our historical financial statements and the related notes included elsewhere in this prospectus. The information presented is not necessarily indicative of the results of operations or financial position that might have occurred had the events described above actually taken place as of the dates specified or that may be expected to occur in the future.

PARADIGM LTD.
UNAUDITED PRO FORMA AS ADJUSTED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

	Actual
	Paradigm B.V.	Earth Decision (a)	Adjustments	Pro Forma Combined (b)	Offering Adjustments		Pro Forma as Adjusted
	(Dollars in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Software licenses and products	$65,139	$8,864	$—	$74,003	$		$
Maintenance and support	46,875	8,246	—	55,121
Strategic consulting	32,489	—	—	32,489

Total revenue	144,503	17,110	—	161,613
Cost of revenue:
Software licenses and products	8,016	1,253	—	9,269
Maintenance and support	16,791	3,067	—	19,858
Strategic consulting	31,375	—	—	31,375

Total cost of revenue	56,182	4,320	—	60,502
Gross profit	88,321	12,790	—	101,111
Operating expenses:
Sales and marketing	27,913	4,100	—	32,013
Research and development	23,241	3,635	—	26,876
General and administrative	33,779	4,741	—	38,520
Amortization of intangibles	2,626	—	1,081 (c)	3,707
Related party fees and expenses	1,100	—	—	1,100		(g)
Acquired in-process research and development(d)	16,100	—	—	16,100

Total operating expenses	104,759	12,476	1,081	118,316

Operating income (loss)	(16,438)	314	(1,081)	(17,205)
Interest and other income (expense):
Interest expense, net	(5,023)	(230)	328	(4,925)		(h)
Minority interest in Earth Decision	(2,072)		—	(2,072)
Other expense, net	(331)	(239)	—	(570)

	(7,426)	(469)	328	(7,567)
Income (loss) before income taxes	(23,864)	(155)	(753)	(24,772)
Provision for income taxes	5,518	(1,208)	—	4,310

Net loss	$(29,382)	$1,053	$(753)	$(29,082)	$		$

Class A ordinary shares (m):
EARNINGS PER SHARE—basic and diluted							$
WEIGHTED-AVERAGE SHARES OUTSTANDING—basic and diluted
Class B ordinary shares (m):
EARNINGS PER SHARE—basic and diluted							$
WEIGHTED-AVERAGE SHARES OUTSTANDING—basic and diluted

 PARADIGM LTD.
UNAUDITED PRO FORMA AS ADJUSTED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2006

	Actual
	Paradigm Ltd.	Paradigm B.V.	Adjustments		Pro forma Combined	Offering Adjustments		Pro forma As Adjusted
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$16,201	$—		$16,201	$	(i)(k)	$
Trade receivables, net	—	38,103			38,103
Unbilled receivables	—	401			401
Prepaids and other current assets	—	7,196			7,196

Total current assets	—	61,901	—		61,901

Property and equipment, net	—	14,353			14,353
Goodwill	—	86,932			86,932
Other intangible assets, net	—	37,146			37,146
Deferred offering costs	—	3,866			3,866		(l)
Other long-term assets	47	9,754	(47)	(e)	9,754		(j)

Total assets	$47	$213,952	$(47)		$213,952	$		$

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES
Accounts payable	$47	$12,630	$(47)	(e)	$12,630	$		$
Accrued liabilities	—	37,106			37,106
Accrued liability to majority shareholder	—	1,175			1,175
Short-term bank loans	—	940			940
Current maturities of long-term bank loans	—	7,579			7,579		(i)
Current maturities of capital lease obligations	—	1,921			1,921
Deferred revenues	—	9,719			9,719

Total current liabilities	47	71,070	(47)		71,070

Long-term bank loans, net of current maturities	—	49,710			49,710		(i)
Capital lease obligations, net of current maturities	—	1,289			1,289
Other long-term liabilities	—	8,651			8,651		(l)

Total long-term liabilities	—	59,650	—		59,650
Minority interest in Earth Decision		12,731			12,731
Convertible subordinated debentures		177,619			177,619
SHAREHOLDERS' DEFICIT
Share capital	—	218			218		(i)(l)
Additional paid-in capital (deficit)	—	(47,045)	(1,220	)(f)	(48,265)		(i)(l)
Treasury shares, at cost	—	(1,220)	1,220	(f)	—
Accumulated other comprehensive income	—	3,080			3,080
Accumulated deficit	—	(62,151)			(62,151)

Total shareholders' deficit	—	(107,118)	—		(107,118)

Total liabilities and shareholders' deficit	$47	$213,952	$(47)		$213,952	$		$

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.     BASIS OF PRESENTATION

        The unaudited pro forma combined financial statements give effect to the acquisition of Earth Decision for aggregate consideration of $72.1 million, including transaction fees and expenses of $5.5 million.

        The unaudited pro forma consolidated financial statements are prepared in accordance with GAAP and include an unaudited pro forma combined statement of operations for the year ended December 31, 2006 that reflects the acquisition of Earth Decision as if it occurred on January 1, 2006.

        The unaudited pro forma combined financial statements should be read in conjunction with the historical audited consolidated financial statements and the related notes of Paradigm B.V. as of December 31, 2006. In the opinion of management, these unaudited pro forma consolidated financial statements include all adjustments necessary for a fair presentation.

        The unaudited pro forma combined financial statements may not necessarily be indicative of the financial position and results of operations that would have been achieved if the acquisition of Earth Decision had occurred on the dates noted above. In preparing these unaudited pro forma combined financial statements, no adjustments have been made to reflect ongoing costs or savings that may result from the acquisition of Earth Decision.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The accounting policies followed in preparing the unaudited pro forma consolidated financial statements are those used by Paradigm B.V. as set forth in its historical audited consolidated financial statements as of December 31, 2006.

3.     PRO FORMA COMBINED ADJUSTMENTS

        The pro forma consolidated financial statements give pro forma effect to the following:

(a)
Reflects the results of operations of the Earth Decision business from January 1, 2006 through August 11, 2006.

(b)
Excludes a minority interest adjustment associated with a 19.9% interest in our subsidiary Paradigm B.V. that we do not own. The shareholders that own the remaining 19.9% interest in Paradigm B.V. have the right to exchange their shares in Paradigm B.V. for our Class B ordinary shares at any time. No minority interest adjustment is reflected since Paradigm B.V. has a total shareholders' deficit as of December 31, 2006. The existence of a shareholder's deficit precludes recognizing a minority interest.

(c)
Reflects the amortization of intangible assets acquired in connection with the acquisition of Earth Decision. The intangible assets are being amortized in accordance with their estimated useful lives, which range from 3 years to 10 years and represent a weighted-average life of 9.6 years.

(d)
Represents our write-off of acquired in-process research and development projects of Earth Decision where the technological feasibility of the acquired technology had not yet been established and the technology has no future alternative uses.

(e)
Represents the elimination of intercompany balances.

(f)
Represents a reclassification of treasury stock to additional paid-in capital since Cayman Islands law applicable to a Cayman Islands holding company does not recognize treasury shares, rather it deems such shares as cancelled.

4.     OFFERING ADJUSTMENTS

        The following adjustments reflect this offering and the use of proceeds therefrom.

(g)
Under the provisions of the management agreement with Fox Paine, upon completion of this offering, we will pay Fox Paine a $6.8 million fee plus unreimbursed expenses to terminate the management agreement. In connection with the assumed termination of the management agreement at the beginning of the period presented, the related party fees and expenses in the statement of operations of $1.1 million for the year ended December 31, 2006 have been eliminated, as those expenses relate solely to expenses incurred under the management agreement being terminated and will not be incurred on a continuing basis. The $6.8 million termination payment will represent an additional charge that is non-recurring in nature and, as such, is not reflected as a pro forma adjustment.

(h)
In connection with the use of proceeds of this offering to prepay our term loan, this adjustment represents the elimination of the related recurring interest expense. The interest expense on the term loan was $     million for the year ended December 31, 2006.

  In connection with the prepayment of the term loan, we will also incur additional charges that are non-recurring in nature and, as such, are not reflected as pro forma adjustments, including (1) write-off of $     million in unamortized debt issuance costs related to the term loan and (2) write-off of interest rate swap derivative assets of $     million related to the term loan.

(i)
Represents assumed offering proceeds of $             million, net of transaction fees of $            , and net proceeds of $             million from the exercise of stock options from Mr. Gibson. Additionally, reflects the use of proceeds to repurchase some of our Class B ordinary shares and shares of Paradigm B.V. at a cost of $       million, redeem warrants to purchase shares of Paradigm B.V. at a cost of $       million, redeem $             million (aggregate principal amount) of convertible subordinated debentures at a cost of $            and prepay our term loan of $             million under the credit facility. Upon completion of this offering, we will have                    Class A ordinary shares and                    Class B ordinary shares outstanding.

  In connection with the repurchase of the shares of Paradigm B.V., we have applied purchase accounting to the repurchased shares representing shares held by minority interest shareholders. The application of purchase accounting resulted in the addition of $       million of goodwill, which represents the fair value of the purchase price in excess of the fair value of the minority interest. The purchase accounting did not result in any fair value adjustments.

(j)
Represents (1) the write-off of deferred loan costs and (2) the write-off of interest rate swap derivative assets, both of which are associated with the assumed prepayment of long-term debt from the proceeds of this offering. These write-offs are directly attributable to effects of this offering.

(k)
Represents the payment of a termination fee under the provisions of the management agreement with Fox Paine, whereby upon our initial public offering we will pay Fox Paine a $6.8 million fee plus unreimbursed expenses to terminate the management agreement.

(l)
Represents the reclassification of the following items to additional paid-in capital upon our initial public offering:

•
Deferred offering costs of $3.9 million, which will be a reduction of equity representing the costs of the initial public offering.

•
Par value of $0.2 associated with Paradigm B.V., which will be replaced with the par value of Paradigm Ltd.

(m)
Class A basic and diluted loss per share includes the issuance of            of our ordinary shares in this offering and excludes      ordinary shares issued in this offering. The excluded ordinary shares represent ordinary shares associated with proceeds of the offering used for the repurchase of some of our Class B ordinary shares and shares of Paradigm B.V., along with proceeds used to reimburse us for offering expenses incurred for this offering. The exclusion of these ordinary shares from the calculation of pro forma loss per share is required, since the shares relate to proceeds that did not result in pro forma adjustments to the pro forma statements of operations. Class B basic and diluted loss per share includes 15,125,573 of our ordinary shares outstanding after the completion of the exchange transaction.

  Additional Class A ordinary shares totaling 25,057,061 shares, which are convertible from the Class B ordinary shares (diluted), have been excluded from diluted loss per share because their effect would have been antidilutive.

  Additional Class B ordinary shares totaling 9,931,488 shares related to ordinary share equivalents have been excluded from diluted loss per share because their effect would have been antidilutive. These Class B ordinary share equivalents are comprised of the following:

  •
  2,669,435 of our Class B ordinary shares issuable upon the exercise of exchange rights of an equal number of Paradigm B.V.'s outstanding ordinary shares (of which 2,425,422 ordinary shares of Paradigm B.V. are held by former Earth Decision shareholders);

  •
  498,413 of our Class B ordinary shares issuable with respect to Paradigm B.V.'s outstanding ordinary shares held by former Earth Decision shareholders pursuant to an earn-out arrangement based on the achievement by Earth Decision of specified financial goals through December 31, 2006 (which was determined in March 2007 to be fully achieved), including 126,382 Class B ordinary shares issuable upon the conversion of $1.1 million aggregate principal amount of convertible subordinated debentures, as of December 31, 2006, issued pursuant to the earn-out arrangement;

  •
  up to 1,302,758 of our Class B ordinary shares issuable upon the conversion of all outstanding preferred stock of Earth Decision and the exercise of all outstanding warrants and options of Earth Decision (including up to an additional 131,044 Class B ordinary shares issuable pursuant to the earn-out arrangement), including up to 330,338 Class B ordinary shares issuable in lieu of $3.0 million aggregate principal amount of convertible subordinated debentures, as of December 31, 2006, previously issuable upon conversion or exercise of such preferred stock, warrants and options of Earth Decision;

  •
  5,460,882 of our Class B ordinary shares issuable upon the exercise of stock options outstanding under Paradigm B.V. option plans as of December 31, 2006 at a weighted average exercise price of $5.68 per share; and

  •
  of our Class B ordinary shares issuable upon the exercise of the outstanding warrant to purchase ordinary shares of Paradigm B.V.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, this discussion includes forward-looking information that involves risks and assumptions, which could cause actual results to differ materially from management's expectations. See "Risk Factors" and "Special Cautionary Note Regarding Forward-Looking Statements" included elsewhere in this prospectus.

Overview of Our Business

        We are a leading provider of enterprise software solutions to the global oil and natural gas exploration and production industry. Our software enables its customers to more efficiently locate new oil and natural gas reservoirs and optimize production from new and existing reservoirs. Our customers use our integrated software suite to create dynamic digital models of the Earth's subsurface by analyzing and interpreting vast amounts of data from a wide variety of sources. We also provide strategic consulting to our customers to assist them in their efforts to realize greater returns by helping them to improve their exploration and production of oil and natural gas.

        We are a global company with operations in 28 countries. We operate primarily in seven geographic areas: Europe, Africa and Middle East (EAME); Asia Pacific; the United States; Latin America; Commonwealth of Independent States (CIS); Canada and China. We have historically generated a substantial amount of our revenues from non-United States sales. We report our revenues in the country where we deliver the software or perform our maintenance and strategic consulting services. The following table reflects the amount and percentage of sales by each of our geographic regions (dollars in thousands):

	Year ended December 31,
	2004		2005		2006
	Amount	%	Amount	%	Amount	%
	(restated)		(restated)
EAME	$20,238	23	$23,310	24	$32,906	23
Asia Pacific	16,873	19	16,041	16	30,624	21
United States	23,337	26	21,720	22	29,289	20
Latin America	10,434	12	11,905	12	18,733	13
CIS	5,589	6	9,341	9	14,349	10
Canada	9,059	10	10,558	11	12,417	9
China	3,390	4	5,811	6	6,185	4

Total	$88,920	100%	$98,686	100%	$144,503	100%

        As of December 31, 2006, we had approximately 500 customers, including multinational, national and independent oil companies and oil field services companies. We are not dependent on any single customer and no customer represents over 10% of our total revenues.

        The United States dollar is our functional currency. Approximately 75% and 77% of our revenues in 2005 and 2006, respectively, were paid to us in United States dollars, or in currency tied to the United States dollar, and approximately 25% and 29% of our operating expenses during the same periods, respectively, were paid in United States dollars or in currency tied to the United States dollar. While the effect of fluctuations in currency exchange rates has had a minimal impact on our historical results of operations, our exposure to fluctuations in currency exchange rates could increase as we expand our international operations and receive revenues and expenses in currencies other than the United States dollar or that are not tied to the United States dollar.

        In September 2006, we were formed as a Cayman Islands company and have no material assets other than our indirect ownership of 80.1% of the outstanding shares of Paradigm B.V., which we will acquire through the exchange transaction. We will complete this corporate restructuring of our business to be a holding and finance company for our subsidiaries, enhance our international tax flexibility and to provide our shareholders with the benefits associated with a Cayman Islands company. Our management believes that the restructuring should have no material impact on our operations.

Sources of Revenues

        We derive revenues principally from the sale of software licenses and products and related maintenance and support contracts and from providing strategic consulting services using our software applications.

        Software Licenses and Products.    We derive our software licensing and product revenues primarily from licensing our software on a perpetual basis. Our perpetual licenses allow our customers the right to use our software indefinitely. We generally license our software for a single up-front fee that varies based on the number of concurrent users. Our average sales cycle for perpetual licenses is two to six months. We also sell term-based licenses that allow our customers to use our software, receive updates and upgrades to the licensed software and receive technical support for a specified period of time. We typically sell term-based licenses for one year and invoice the customers in advance with the revenues recognized ratably over the life of the arrangements. In 2006, we increased our emphasis on securing multi-year term-based licenses in order to diversify our revenue stream and generally provide us with greater revenue predictability in the long term. During 2007, we expect our installed license base to reflect an increasing percentage of term-based users as a result of expanding business with existing customers and new customers. As our sales of our term-based licenses increase, our recurring license revenues and deferred revenues will increase. Occasionally, our customers request an integrated and installed solution. In these cases, we recognize revenue from sales of third-party hardware and software in connection with our sale of software licenses.

        Maintenance and Support.    We derive maintenance and support revenues from sales of maintenance and customer support contracts associated with the sale of our software licenses. We typically sell an annual maintenance and support contract in connection with the initial purchase of a software license and these contracts are typically renewed annually. These agreements provide for online and on-call services for issue prevention and resolution as well as software updates and upgrades. We typically invoice post contract support on an annual basis in advance of providing the service. Our maintenance renewal rate in 2006 was 92% on a revenue basis. Our maintenance and support revenues are also comprised of installation and user training support contracts and on-site support contracts.

        Strategic Consulting.    We generate our strategic consulting revenues by providing services to our customers on a project basis. For each project, we define and agree upon deliverables and acceptance standards with our customers. These projects utilize our software applications and the expertise of our earth scientists and engineers to model, analyze and image our customers' data. Specific projects may include assisting customers in their modeling, analysis and imaging. In late 2005, following a strategic planning process, our management decided to cease pursuing price sensitive, compute intensive, outsourced, seismic data processing contracts that were the focus of the Reservoir Technology Division, or RTD, which we acquired in April 2004. As a result, we intend to de-emphasize these less profitable offerings, which represented approximately 15% of our 2005 strategic consulting revenues, in favor of pursuing strategic consulting engagements.

Costs of Revenues

        We incur the following costs of revenue in connection with our sales of software licenses and products, maintenance and support and strategic consulting:

        Software Licenses and Products.    Our costs related to our software licenses and product revenues are comprised of commissions, third-party software royalties and the cost for any third-party hardware and software sold to customers.

        Maintenance and Support.    Our costs related to our maintenance and support revenues are comprised of personnel costs related to technical support staff, travel and lodging and commissions, along with the allocated depreciation, operation and maintenance of equipment, facilities and overhead. We periodically engage third-party consultants to supplement and complement our personnel with additional resources or discreet knowledge.

        Strategic Consulting.    Our strategic consulting costs are comprised of personnel costs for the project staff associated with the consulting engagement, third-party consultants, computing services, travel and lodging, along with the depreciation, operation, and maintenance of equipment, allocated facilities and overhead.

Operating Expenses

        Sales and Marketing Expenses.    Our sales and marketing expenses consist primarily of personnel costs for our sales and marketing staff, in addition to commissions, travel and lodging, marketing programs and allocated facilities, depreciation and other related overhead. We pay commissions as we recognize revenue and collect receivables. Our marketing programs include advertising, trade shows, corporate communications, strengthening strategic alliances, building brand awareness and other product marketing expense.

        Research and Development.    Our research and development expenses consist primarily of personnel costs and allocated facilities, depreciation and other related overhead. We expense research and development as costs for developing software enhancements and new applications because the cost and time between technological feasibility and release is short and the related amounts are not considered material.

        General and Administrative Expenses.    Our general and administrative expenses consist of personnel costs for executive, finance and accounting, human resources, legal and management information systems, as well as, travel and lodging, accounting, legal and other professional fees, bad debt expense, other corporate expense and allocated facilities, depreciation and other related overhead. Beginning in 2006, our general and administrative costs increased as we prepared for this initial public offering. Following this offering, we will continue to incur additional general and administrative expense related to operating as a public company.

        We expect to incur between $5.5 million to $7.5 million of legal and accounting professional fees during 2007 in connection with our comprehensive internal review of compliance with certain U.S. laws.

        Amortization of Intangibles.    Amortization of intangibles represents the amortization of intellectual property and other intangible assets arising from our purchases of other businesses.

        Related Party Fees and Expenses.    Related party fees and expenses consist of amounts charged by Fox Paine under the terms of the management agreement. Pursuant to the management agreement with Fox Paine, we paid annual management fees of $1.1 million for ongoing financial and strategic consulting plus reimbursement of incidentals and third-party expenses. Management fees and related expenses paid to Fox Paine totaled $2.8 million, $1.8 million and $1.1 million in 2004, 2005 and 2006, respectively. Included in the 2004 expense is a $1.5 million fee related to assistance provided to us in amending the credit facility. In connection with the acquisition of RTD in 2004 and Earth Decision in 2006, we paid Fox Paine an advisory fee of $1.5 million for each acquisition. These fees were treated as transaction costs of the acquisition. In September 2006, we agreed with Fox Paine to terminate the management agreement upon our initial public offering in exchange for a one time payment of $6.8 million plus unreimbursed expenses. See "Our Relationship with Fox Paine."

        Restructuring.    Our restructuring expenses include costs associated with workforce reductions and consolidation of excess facilities. Workforce reduction charges include the cost of severance and related benefits of employees affected by the restructuring activities. Excess facility costs represent lease termination payments, net of sublease revenue, and other costs related to the closure of an office.

Interest and Other Expense

        Interest Expense, Net.    Interest expense, net consists of interest expense on the term loan and revolving credit facility, bank charges, amortization of deferred financing fees, fair value gains and losses on our interest rate swaps and interest income on cash and equivalents. We intend to repay the outstanding balance under the term loan with proceeds from the initial public offering, eliminating the related interest expense. See "Use of Proceeds." As of December 31, 2006, the principal balance of our term loan was $55.5 million. In addition, although we believe that we have adequate cash to meet our working capital needs, we anticipate retaining the revolving credit facility or securing an expanded line of credit to enhance available working capital.

        Minority interest in Earth Decision.    Minority interest in Earth Decision relates to preferred shares of Earth Decision, which are included in the initial purchase price of Earth Decision, but remained outstanding as of December 31, 2006. Prior to the exchange of the preferred shares, we reflected the preferred shares as a minority interest in Earth Decision in our consolidated balance sheet included elsewhere in this prospectus. Because the preferred shares were exchanged for ordinary shares and convertible subordinated debentures of Paradigm B.V., the portion of the preferred shares related to the debentures is required to be adjusted to the redemption value of the underlying debentures. To increase the recorded value of the underlying debentures to their redemption price, we recorded an adjustment of $2.1 million during 2006 as an increase to minority interest liability in Earth Decision on our consolidated balance sheet and an increase in minority interest in Earth Decision on our consolidated statement of operations. In March 2007, we requested the exchange of and assumed ownership of the preferred shares. Upon assuming ownership of the preferred shares, the amount previously classified as minority interest on the balance sheet was reclassified to convertible subordinated debentures and shareholders' deficit based on the underlying values originally recorded to minority interest for debentures and ordinary shares of Paradigm B.V.

        Other Expense, Net.    Other expense, net consists of foreign currency transaction gains and losses and minority interest expense. Other expense, net also includes the results of an entity in Kazakhstan that provides geophysical services, which is controlled by us. Although we have no ownership interest in the Kazakhstan entity, we have an irrevocable contractual 80% interest in the profits and loss of the entity. We have included the full accounts of the Kazakhstan entity in our consolidated financial statements. The remaining 20% interest represents a minority interest which is reflected in other expense, net.

        Income Taxes.    Due to the international scope of our business, our income tax expense includes the tax obligations for the multiple tax jurisdictions in which we operate. The income tax expense is affected by the profitability of our operations in the jurisdictions in which we operate, the applicable tax rate for these jurisdictions, our tax policies such as transfer pricing and cross-border charges, and the impact of certain tax planning strategies which we have implemented. We make significant estimates in determining our consolidated income tax expense. If our actual amounts differ from these estimates, our provision for income taxes could be materially impacted.

        We have tax loss carryforwards in many jurisdictions in which we operate that are available to offset future taxable income, if any, in the jurisdictions in which the losses reside. While these losses have varying carryforward periods, we have not recorded a financial statement benefit for many of these carryforwards as we do not believe it is more likely than not that such losses will be utilized prior to their expirations.

        In light of our evolving business objectives and organizational structure, we have embarked on a tax restructuring strategy. The key objectives of this strategy are to achieve an efficient and sustainable tax structure, carry out a comprehensive evaluation of transfer pricing with respect to use of intangible assets and cross border charging, and achieve an efficient and flexible cash management structure. This restructuring strategy may result in additional tax charges in the short term. However, we believe that the tax restructuring will result in tax savings and have a positive impact on our effective tax rate in the medium and longer term.

Accretion to Redemption Value on, and Distributions to Holders of, Convertible Subordinated Debentures

        These amounts consist of adjustments to recognize the convertible subordinated debentures at their redemption value and any distributions paid to the holders of the convertible subordinated debentures because such holders participate, on an as-converted basis, in any distributions paid to the ordinary shareholders of Paradigm B.V.

Acquisitions

        We completed two acquisitions in 2004 that included:

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  On April 22, 2004, our subsidiary acquired RTD a specialized geophysical and seismic data processing business that was part of Core Laboratories NV, for a total purchase price of $21.1 million in cash.

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  On June 30, 2004, our subsidiary acquired the Petroleum Workbench business division, providing reservoir engineering software, from Baker Hughes Inc. for an aggregate purchase price of $2.5 million.

        Through a series of transactions between August 11, 2006 and September 12, 2006, our subsidiary completed an acquisition of Earth Decision, a leading provider of solid earth-modeling software. The total purchase price of $72.1 million included the fair value of 2,932,605 ordinary shares of Paradigm B.V., $2.7 million in cash, the fair value of $8.9 million aggregate principal amount of convertible subordinated debentures of Paradigm B.V., the fair value of Earth Decision preferred stock, options and warrants, and $5.5 million of transaction fees and expenses. Assuming the conversion of all outstanding preferred shares of Earth Decision and the exercise and exchange of all outstanding Earth Decision options and warrants as of December 31, 2006, Paradigm B.V. would issue approximately $3.4 million aggregate principal amount of convertible subordinated debentures and 1,105,353 of its ordinary shares. As determined in March 2007, an earn-out arrangement based on the achievement of specified financial goals by Earth Decision through December 31, 2006 was fully achieved. Based on outstanding shares, options and warrants held by former Earth Decision holders as of December 31, 2006, the earn-out will result in the issuance of up to an additional 629,457 ordinary shares (including up to 159,610 ordinary shares issuable in lieu of $1.4 million aggregate principal amount of convertible subordinated debentures of Paradigm B.V.). We believe that the acquisition of Earth Decision has enhanced the breadth of our product portfolio and given us access to new opportunities and customers in our markets. The results of operations and financial position of Earth Decision are included in our financial statements beginning August 11, 2006. See "Unaudited Pro Forma Financial Information."

Internal Review of Compliance with Certain U.S. Laws

        We recently discovered that certain of our subsidiaries, or personnel thereof, have engaged in business transactions involving Cuba and Iran, which may have violated regulations of the U.S. Department of Treasury and/or U.S. Department of Commerce. These findings are described in more detail below. Upon the discovery of the transactions involving Cuba, we commenced a comprehensive internal review of matters related to compliance with U.S. laws relating to export controls, economic sanctions, and foreign payments, recordkeeping, and related internal controls (including the FCPA), with the assistance of outside counsel. We and our outside counsel have concluded the investigatory phase of this internal review. With regard to both export controls and the FCPA, we have identified transactions that may not have complied with applicable regulations. There can be no assurance, however, that the review has identified all violations of applicable law. The revenue associated with, and the percentage of our consolidated revenues represented by, the transactions that we have identified as implicating the applicable laws and regulations was $0.3 million (or less than 1%) in 2002, $1.4 million (or 2%) in 2003, $2.0 million (or 2%) in 2004, $5.2 million (or 5%) in 2005 and $8.5 million (or 6%) in 2006. For export controls and FCPA, we have recorded a $2.5 million provision as of December 31, 2006, and for the year ended December 31, 2006. The provision is based on estimated penalties of $0.4 million for potential export control violations and $2.1 million (including $0.1 million of taxes) for disgorgement of profits and questionable payments. The disgorgement of profit is based on the estimated profits on each of the projects or contracts and reflects all costs to deliver such services or products. By year, these amounts are immaterial in 2002, $0.1 million in 2003, $0.3 million in 2004, $0.7 million in 2005 and $0.9 million in 2006. The provision of $2.5 million represents our current estimate of potential liabilities related to the matters that have been subject to our outside counsels' review. The ultimate resolution of this matter is dependent upon presentations to and discussions with pertinent government agencies. Associated liabilities, if any, could be different from the amount currently estimated. As with any estimate, there is uncertainty of predicting the outcome of discussions with pertinent government agencies that could cause actual costs to vary materially from current estimates. Due to this uncertainty, we cannot predict to what degree actual payments, if any, will exceed the recorded liabilities related to this internal review.

  Potential Export Control Violations

        Our Canadian subsidiary and our Venezuelan subsidiary separately engaged in two transactions between 2002 and 2005 to sell six software products and related services and training to a Cuban entity. In addition, our U.K. subsidiary, in 2003 and 2005, provided services to a Cuban entity for five projects. Our revenues from these transactions were approximately $0.9 million in the aggregate. Furthermore, in 2004, Earth Decision, a company that our subsidiary acquired in 2006, provided a demonstration version of its software to a Cuban entity. This did not result in a sale. We believe that these transactions may have violated the Cuba sanctions regulations administered by the U.S. Department of Treasury, OFAC, and/or export administration regulations administered by the U.S. Department of Commerce, BIS. When these historical transactions came to our attention, in December 2006, all our affiliates were immediately ordered not to engage in dealings with Cuba.

        Our U.K. subsidiary made a single shipment of four computer servers to Iran in 2005. Upon review, it has been determined that these servers were of U.S. origin and were subject to U.S. export controls. We believe that this shipment may have violated the Iran sanctions regulations administered by OFAC. Our U.K. subsidiary has in the past shipped software to Iran, based on the understanding that such shipments were permissible because of de minimis U.S. content and the products' ECCN. In October 2006, our U.K. subsidiary ceased all new software sales to Iran and initiated a phase-out of its business in Iran.

        We have made contact with OFAC and BIS, as well as with the SEC and the DOJ, to advise them of the potential violations with respect to Cuba and Iran. We intend to cooperate with these agencies as they may request.

        To the extent we violated any regulations with respect to Cuba and/or Iran, we will be subject to fines or other sanctions, including possible civil and criminal penalties imposed on individuals or business entities, with related business consequences. If violations of the Cuban sanctions regulations were found, a person or entity found in violation could be subject to civil penalties of up to $65,000 per violation. If violations of the Iranian sanctions regulations and/or export administration regulations were found, a person or entity found in violation could be subject to civil penalties of up to $50,000 per violation. With respect to Cuba, it is possible that both BIS and OFAC could assert that there have been multiple violations, which could lead to multiple fines. The amount of any civil penalties which could be assessed would depend on, among other factors, the nature of the products and services exported, the end-destination, and the level of cooperation provided to the government authorities. Other potential sanctions may include criminal penalties, the restriction, suspension or denial of export privileges, addition of foreign subsidiaries to the "denied persons" list (making it illegal for any U.S. person—including us—to export or re-export to the subsidiary), the restriction, suspension or denial of government contracting privileges and the seizure or forfeiture of assets. If BIS or OFAC determines that violations of U.S. law have occurred in connection with the above matters, sanctions may be imposed against us that could have a material adverse effect on our business, financial condition, results of operations, cash flow and/or future prospects.

  Potential Violations of Applicable Anti-Corruption Laws

        As stated above, our counsel has completed the investigative phase of our internal review. As a result certain conduct in connection with our business in several countries has been identified that may implicate the anti-bribery, record-keeping, and internal control provisions of the FCPA. Specifically, with regard to our business in China, the internal review has identified payments by one of our subsidiaries to certain employees of state oil companies with whom the subsidiary has business, and the provision of entertainment and gifts to certain employees of those companies by this subsidiary. Further, in Mexico, the internal review has identified entertainment and other benefits provided to employees of a state oil company with whom one of our subsidiaries has business. In Indonesia, the internal review has identified payments made to one or more employees of a state oil company with whom one of our subsidiaries has business. Further, in Nigeria, the internal review has identified evidence that one of our subsidiaries was contemplating making payments to one or more government employees in connection with obtaining a particular contract, which the subsidiary did not ultimately obtain. A payment was made, however, to the subsidiary's agent in that country. Finally, in Kazakhstan, the internal review has identified a contract as to which one of our subsidiaries engaged a third-party vendor suggested by one or more employees at the state oil company whose business the subsidiary was trying to obtain. Ostensibly, the purpose of hiring the vendor was to help the subsidiary prepare documentation in connection with a bid for the contract. The size and circumstance of the payment to the third-party, however, may suggest that the payment may not have been appropriate.

        In addition to the FCPA, the conduct under review may raise concerns under the laws of the countries in which it may have occurred, and the laws of other jurisdictions. With respect to several of our offices, we are taking action to address and resolve issues identified in the course of the internal review to safeguard against any improper conduct going forward. This includes evaluating and possibly revising, where appropriate, our governance policies and our internal control procedures.

        If violations of the FCPA were found, a person or entity found in violation could be subject to fines, civil penalties of up to $0.5 million per violation, equitable remedies, including disgorgement (if applicable) generally of profits, including prejudgment interest on such profits, causally connected to the violation, and injunctive relief. Criminal penalties could range up to the greater of $2.0 million per violation or twice the gross pecuniary gain or loss from the violation, which could be substantially greater than $2.0 million per violation. It is possible that both the SEC and the DOJ could assert that there have been multiple violations, which could lead to multiple fines. The amount of any fines or monetary penalties which could be assessed would depend on, among other factors, the findings regarding the amount, timing, nature and scope of any improper payments, whether any such payments were authorized by or made with our knowledge or the knowledge of our affiliates, the amount of gross pecuniary gain or loss involved, and the level of cooperation provided the government authorities. Agreed dispositions of these types of violations also may result in an acknowledgement of wrongdoing by the entity and the appointment of a monitor on terms negotiated with the SEC and the DOJ to examine current and future business practices, including the retention of agents, with the goal of assuring compliance with the FCPA. Other potential consequences could be significant and include suspension or debarment of our ability to contract with governmental agencies of the United States and of foreign countries. If the DOJ or SEC determines that violations of U.S. law have occurred, they could seek civil or criminal sanctions, including monetary penalties, against us or individuals, as well as changes to our business practices and compliance program and that could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

        For the years ended December 31, 2004, 2005 and 2006, our operations in China, Indonesia, Kazakhstan, Mexico and Nigeria provided revenues of approximately $19.7 million, $24.4 million, and $31.5 million, or approximately 22%, 25% and 22% of our total consolidated revenues, respectively.

Critical Accounting Policies and Estimates

        Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on other assumptions that we believe are reasonable under the circumstances and we evaluate those estimates on an ongoing basis. In many instances, we could have reasonably used different accounting estimates and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. Therefore, actual results may differ from these estimates under different assumptions or conditions. We refer to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below.

  Revenue Recognition

        We recognize revenues in accordance with applicable accounting standards including Staff Accounting Bulletin (SAB) Nos. 101 and 104, "Revenue Recognition," Emerging Issues Task Force (EITF) Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," and the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the fee is fixed and determinable, and collectibility is probable. We derive our revenues from three principal sources: software licenses and products; maintenance and support; and strategic consulting. We sell our software primarily through our direct sales force.

        Revenue may be generated from contractual arrangements that require significant revenue recognition judgments, particularly in the area of contracts with multiple deliverable elements (or multiple element arrangements). Where multiple elements exist in an arrangement, contract revenue is allocated to the different elements based upon and in proportion to verifiable objective evidence of the fair value of the various elements, as governed under EITF No. 00-21, and SAB Nos. 101 and 104. Multiple element arrangements primarily involve the sale of more than one of our three revenue sources in a combined contract. Revenue is recognized as each element is earned, namely upon delivery and acceptance of software licenses, provided that the fair value of the undelivered element(s) has been determined, the delivered element(s) has stand-alone value, there is no right of return on delivered element(s), and we are in control of the undelivered element(s). For arrangements that include service elements, including support and installation, for which verifiable objective evidence of fair value does not exist, revenue is deferred until such services are deemed complete, or until the time we can establish verifiable objective evidence. Provision for estimated losses on incomplete contracts are made in the period in which such losses are determined.

        We recognize software revenue in accordance with SOP 97-2. In accordance with these standards, revenue is recognized when persuasive evidence of an arrangement exists and delivery has occurred, the fee is deemed fixed or determinable and collection is deemed probable. In making these judgments, we evaluate these criteria as follows:

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  Evidence of an arrangement. We consider a non-cancelable written agreement signed by us and the customer to be persuasive evidence of an arrangement.

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  Delivery has occurred. We consider delivery to have occurred when a compact disc or other medium containing the licensed software is provided to a common carrier or in the case of electronic delivery, the customer is given electronic access to the licensed software. If an arrangement includes undelivered products or services that are essential to the functionality of the delivered product, delivery is not considered to have occurred until these products or services are delivered.

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  Fixed or determinable fee. We consider the fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within normal payment terms. If the fee is subject to refund or adjustment, we recognize revenue when the refund or adjustment right lapses or the return is estimable. For arrangements with extended payment terms, we recognize revenue as amounts become due and payable or as cash is collected. We do not grant a right of return to our customers.

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  Collection is deemed probable. We conduct a credit review for all transactions at the inception of an arrangement to determine the creditworthiness of the customer. Collection is deemed probable if, based upon our evaluation, we expect that the customer will be able to pay amounts under the arrangement as payments become due. If we determine that collection is not probable, revenue is deferred and recognized upon cash collection.

        SOP 97-2 requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. Our Vendor Specific Objective Evidence, or VSOE, used to allocate the sales price to multiple elements is based on the prices charged when these elements are sold separately. VSOE of fair value is established by the price charged when that element is sold separately. For post contract support, VSOE of fair value is established by renewal rates. For training, installation and on-site support, VSOE of fair value is based on daily rates determined from our contracts for these services alone. SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," requires that revenue be recognized under the "residual method" when (1) VSOE of fair value exists for all undelivered elements and no VSOE exists for the delivered elements and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

        While the above noted accounting standards govern the basis for revenue recognition, judgment and the use of estimates are required in connection with the allocation of revenue between software license revenue and maintenance and support revenue, as well as the amount of deferred revenue to be recognized in each accounting period.

  Software License and Product Revenue

        We license our software on both a perpetual and term basis, as described below:

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  Perpetual Licenses. Licenses to use our software in perpetuity are generally priced based on (a) either a customer's database size (including the number of contacts or channels) or a platform fee and (b) a specified number of users. Because implementation services for the software licenses are not deemed essential to the functionality of the related software, we recognize perpetual license revenue at the time of product delivery, provided all other revenue criteria have been met.

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  Term Licenses. Term licenses are sold for a single fee, which includes the right to use our software, the updates and upgrades to the product and technical support for a specified period of time. Customers are invoiced in installments and billed in advance of the term license period. Revenues are recognized on a straight-line basis over the life of the term license.

        In conjunction with software license sales, we occasionally sell third-party hardware, software and related maintenance if the customer requests an integrated and installed arrangement. For these integrated arrangements, we report hardware and software revenue on a "gross" basis in compliance with EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," because we are the primary obligor in the relationship with the customer; are at risk for the customer's credit; install and integrate the third-party hardware and software with our software; and have involvement in the determination of third-party hardware and software specifications. Revenues associated with third-party hardware and software sales are reported in software license and product revenue and the related costs are reported in the corresponding cost of revenue category in the consolidated statements of operations. However, we act as more of an agent in the sale of maintenance contracts related to the third-party hardware and software. Accordingly, revenue and cost of revenue related to these maintenance contracts are reported on a "net" basis in maintenance and support revenues in the consolidated statements of operations.

        Deferred revenue arises from payments received or billings in advance of the culmination of the earnings process. Deferred revenue will be recognized as revenue in future periods when the applicable revenue recognition criteria have been met. Deferred revenue that is expected to be recognized within the next twelve months is classified as a current liability.

        For resellers that are not well capitalized or for which payment to us is linked to payment by the end user, we utilize the sell-through method. For those resellers that have strong financial capital and where payment is not linked to end user payment and we have good payment history, we recognize revenue at the time of delivery of the software to the reseller, provided that all of the criteria of SOP 97-2 have been met.

        Our standard warranty provides a limited warranty for our software products for a period of ninety days following the product delivery date. We only warrant that software will substantially conform to published documentation and source files and will be free from material defects in workmanship. Our sole responsibility and the customers' exclusive remedy for breach of that warranty is to correct or replace any part of the software product which does not so conform. We do not provide for a warranty provision based on historical claims experience.

  Maintenance and Support Revenue

        Maintenance and support revenues are generated from sales of maintenance and customer support associated with the sale of software licenses. Maintenance and support revenues consist of three types:

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  Post contract support is provided by online and on-call services for problem prevention and resolution and includes delivery of software updates and upgrades. Post contract support is generally sold on an annual basis and collected in advance. Revenues are recognized ratably over the term of the agreement.

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  Software installation and user training support contracts are generally priced on a time and materials basis. Revenues are recognized, and the customer is invoiced, when the services are performed.

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  On-site support contracts are priced based on the day rate of the technical personnel and the time identified to support the customer. Revenues are recognized, and the customer is invoiced, on a monthly basis.

  Strategic Consulting Revenue

        Strategic consulting revenues include services provided on a project basis where we utilize certain of our software applications and the expertise of earth scientists and engineers to model, analyze and image our customers' data. We provide most of our strategic consulting on a fixed price basis determined by project. For each project, output measures are defined and agreed with the customer. Revenues are recognized on the proportional performance model, as services are rendered over the term of the contract, based on output measures or a reasonable surrogate to output measures.

  Goodwill, Other Intangible Assets and Long-Lived Assets

        The carrying value of goodwill and other intangible assets are reviewed for possible impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Our impairment review is based on a discounted cash flow approach that requires significant management judgment with respect to future sales and production volumes, revenue and expense growth rates, changes in working capital use and selection of an appropriate discount rate. Impairment occurs when the carrying value of a reporting unit exceeds the fair value of that reporting unit. An impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows, which represents the estimated fair value of the reporting unit. We have tested our intangible assets annually in the third quarter unless there are indications during an interim period that such assets may have become impaired. We use our judgment in assessing whether intangible assets may have become impaired between annual valuations.

        We completed the test during the third quarters of fiscal year 2004 and 2005 and did not record an impairment loss on goodwill. We completed the test during the fourth quarter of 2005 due to an indicator of impairment and concluded $4.9 million of goodwill was impaired. We determined that, beginning in 2006, annually testing our goodwill for impairment in the fourth quarter is more appropriate timing as it coincides with our annual business planning cycle which will provide more timely and reliable information to be used in the annual impairment assessment. We completed the test during the fourth quarter of fiscal 2006 and concluded that no events occurred which indicate potential for impairment of goodwill as of December 31, 2006.

        In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we continually evaluate whether events or circumstances have occurred that indicate that the estimated remaining useful life of our long-lived assets, including intangible assets, may warrant revision or that the carrying value of these assets may be impaired. Such events or changes in circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business or assets, a significant decrease in the benefits realized from the acquired business or asset, difficulties or delays in integrating the business, or a significant change in the operations of the acquired business or use of an asset. Recoverability of long-lived assets is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Significant management judgment is required in identifying a triggering event that arises from a change in circumstances; forecasting future operating results; and estimating the proceeds from the disposition of long-lived or intangible assets. Material impairment charges could be necessary should different conditions prevail or different judgments be made. There was no impairment of long-lived assets during 2004. In 2005, we recognized the impairment of long-lived assets of $2.9 million. We concluded that no events occurred that indicate potential for impairment of long-lived assets as of December 31, 2006.

  Share-Based Compensation

        Prior to January 1, 2005, we accounted for our share-based compensation under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and the disclosures required by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." In accordance with APB Opinion No. 25, no share-based compensation cost was reflected in our results of operations prior to January 1, 2005, except to the extent stock options to employees were granted with an exercise price less than the market value of the stock on the measurement date.

        Effective January 1, 2005, we adopted the fair value recognition provisions of SFAS No. 123(R) using the modified prospective method. Under this method, compensation cost in 2005 includes the portion vesting in the period for (a) all share-based payments granted prior to, but not vested as of January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (b) all share based payments granted subsequent to January 1, 2005, based on the grant date fair value estimated using the Black-Scholes option pricing model. Our policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

        The use of various models to determine the fair value of stock options is permitted and the variables used for the model are subjective. The use of different assumptions or a different model may have a material impact on our results of operations and related disclosures. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We use expected volatility rates, which are based on a benchmark historical range of comparable software and oil services firms. The weighted-average estimated life was determined using the average of the vesting and expiration periods and considering the post-vesting option forfeiture rate. The risk free rate considered the grant date and option term. Dividend yield was set at zero as we do not anticipate paying dividends. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our options.

        The fair value of the Paradigm B.V. ordinary shares underlying options granted and of the Paradigm B.V. ordinary shares issued during the twelve month period ended December 31, 2006 was originally estimated by the board of Paradigm B.V., with input from management, using the best information available to them on the dates of the grants and issuances. This information included (1) the financial and operating performance of Paradigm B.V., (2) estimated enterprise value, (3) the occurrence or lack of occurrence of significant events, (4) estimates of future performance, (5) market trends for technology stocks, (6) the existence of arms-length transactions involving the issuance of Paradigm B.V. ordinary shares, (7) estimates of the expected valuation of the ordinary shares that could be obtained in a liquidity event and (8) valuation discussions with our company's financial advisors. Based on a review and analysis of these factors, the board of Paradigm B.V. established the exercise price for the options being granted or shares being issued at a particular date.

        We did not obtain contemporaneous valuations by an unrelated valuation specialist prior to August 2006 because, at the time of the grants of stock options and issuances of ordinary shares during this period, our financial and managerial resources were focused on the development of our products and services and the reorganization of our company under new management.

        In August 2006, we began discussing the possibility of an initial public offering and we completed the acquisition of Earth Decision. As a result, we engaged Empire Valuation Consultants LLC, or Empire, an independent valuation specialist, to prepare a valuation of the Paradigm B.V. ordinary shares on certain dates, including September 30, 2005, March 31, 2006, August 11, 2006 and September 30, 2006. The August 11, 2006 valuation was completed specifically for the valuation and purchase accounting of Earth Decision. For options granted or ordinary shares issued between the valuation dates, the board of Paradigm B.V. estimated the fair value of the Paradigm B.V. ordinary shares by applying a linear trended increase from one valuation date to the next on the controlling, marketable value of invested capital. There were no significant intervening events between the valuation dates that would warrant changes in assumptions, weighting or the method of valuation.

        For the twelve month period ended December 31, 2006, Paradigm B.V. granted options and issued its ordinary shares as follows:

Date of Grant	Ordinary Shares Underlying Options Granted	Weighted Average Exercise Price of Stock Options	Weighted Average Fair Value of Ordinary Shares	Weighted Average Intrinsic Value per Ordinary Share
	(in thousands)
January - March 2006	312	$6.58	$7.26	$0.68
April - June 2006	303	$6.58	$8.44	$1.86
July - September 2006	240	$9.90	$10.96	$1.07
October - December 2006	—	—	—	—
Date of Issuance	Number of Ordinary Shares Issued	Price of Ordinary Shares	Fair Value of Ordinary Shares	Intrinsic Value per Ordinary Share
	(in thousands)
July - September 2006	3,232	$9.15	$11.12	$1.97

        We have recorded additional share-based compensation for each stock option granted by Paradigm B.V. and Paradigm B.V. ordinary share issued during the twelve months ended December 31, 2006 based upon the difference between the retrospectively determined fair value of the Paradigm B.V. ordinary shares at the relevant measurement date of the stock option grant or ordinary share issuance and the exercise price of the stock option or the issuance price of Paradigm B.V. ordinary shares. We amortize the unearned share-based compensation and record share-based compensation expense ratably over the vesting periods of the stock options. We recognized a share-based compensation charge of $0.3 million in 2006 related to the excess of the fair value over the issuance price of Paradigm B.V. ordinary shares.

        For each of its valuations, Empire employed a discounted cash flow method applied separately to (1) our strategic consulting and (2) our software licenses and products businesses. The discounted cash flow method applied appropriate discount rates to our estimated future free cash flows, which were based on management's forecasts of revenue and costs as of the date on which such valuation was being made and the comparison of those growth rate assumptions to comparable companies. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rate, which was based on our estimated weighted average cost of capital, or WACC. Separate WACC calculations were prepared for the market-based projections and our management projections with the estimated cash flows discounted by the resulting WACC. The resulting values from the market based projections and the management projections of the two businesses were weighted to determine the resulting enterprise value of the two businesses. The two businesses were then summed to provide a controlling, marketable value of invested capital for our company. If different discount rates had been used, the resulting valuations would have been different.

        The resulting controlling, marketable value of invested capital was reconciled to a marketable equity value on a minority basis after the subtraction of debt and then the application of a minority discount. Debt was calculated as the sum of any interest bearing debt and the value of any convertible subordinated debentures valued on a binomial option-pricing model. The proceeds from the exercisable vested in-the-money options were then added to the minority marketable equity values to obtain fully diluted equity values. We then divided the fully diluted equity value by the number of ordinary share equivalents, excluding any ordinary shares that would result from converting the convertible subordinated debentures, to arrive at a per ordinary share value before the application of a marketability discount. To establish the fair value of Paradigm B.V. ordinary shares as a privately held company, an appropriate discount factor was then applied to account for the lack of marketability of Paradigm B.V. ordinary shares. The discount factor applied at each date was determined through an analysis of the restrictions on the transferability of the shares, the generally accepted range for such discount factors for privately held companies considering an initial public offering, our progress toward completing our initial public offering and the inherent risk that our offering would not be consummated. As we approached the consummation of our initial public offering, we reduced the discount factor related to lack of marketability.

        Specifically for the August 11, 2006 and the September 30, 2006 valuations, an additional valuation scenario was considered based upon our company completing an initial public offering. A market multiple was applied to the expected 2007 EBITDA from management's projections and from guideline companies' projections with the resulting values weighted on a 70/30 basis, respectively, to obtain an expected equity value. The rationale for the weighting was the higher than market growth rates and EBIDTA margins resulting, in part, from market participant synergies related to the Earth Decision acquisition included in management's projections but not present in the guideline companies' projections. The resulting fair value of a Paradigm B.V. ordinary share was then weighted based on probability of an initial public offering on the specific dates.

  Change in valuation per share between January 1, 2006 and March 31, 2006

        Applying the foregoing methodology, the board of Paradigm B.V. determined that, between January 1, 2006 and March 31, 2006, the fair value of the ordinary shares increased from $7.11 to $8.44 per ordinary share of Paradigm B.V. In making this determination, the board noted that the senior management team had been strengthened through the appointment of a new Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Executive Vice President of Research and Development over the course of mid-2005 through February 2006. The board attributed an improvement in financial performance to a strategic change in direction and new customer relationships initiated by the new management team, which the board believed positively reflected on management's forecasted future growth.

  Change in valuation per share between March 31, 2006 and August 11, 2006

        In determining to increase the fair value of the Paradigm B.V. ordinary shares from $8.44 on March 31, 2006 to $11.12 on August 11, 2006, the board noted the improved financial performance over this period compared to comparable prior year periods and the acquisition of Earth Decision, which strengthened our product offerings.

  Change in valuation per share between August 11, 2006 and December 31, 2006

        Utilizing management's projections and considering appropriate discount factors, industry methods and other available information, the board of Paradigm B.V. determined that the fair value of the Paradigm B.V. ordinary shares increased from $11.12 on August 11, 2006 to $25.00 on December 31, 2006. The board noted that following the acquisition of Earth Decision, we continued to demonstrate financial growth and improvement, some of which was attributable to the additional Earth Decision revenues. For example, our revenue and gross profit in the third quarter of 2006 increased 70% and 103%, respectively, as compared to the same quarter in the prior year. This improvement in revenue compares to a 51% year-over-year improvement during the second quarter. With an expanded, experienced management team in place, the addition of the Earth Decision business and the completion of another quarter showing solid performance, the board determined that we were on track to achieve our business plan and meet internal projections. At the time of the determination, management expected revenues for the full year of 2006 to increase 45% over the prior year while gross profit was expected to increase 58% in 2006 over 2005.

        The board also considered how the increased probability of an initial public offering as of December 31, 2006, increased the value of our ordinary shares, for which the Paradigm B.V. ordinary shares are exchangeable. Raising capital in the public market will improve our global visibility and branding efforts and the related funding will improve our ability to execute our business plan, recruit and retain staff and achieve our forecasts. Additionally, the increased liquidity of our ordinary shares due to the registration of such shares and the resulting access to a large pool of investors improves the value of our ordinary shares.

  Income Taxes

        We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS No. 109"). We use the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some portion of the deferred tax assets will not be realized.

        We provided a full valuation allowance against our net deferred tax assets at December 31, 2004 and 2005 for all jurisdictions except for Canada. In 2006, we re-evaluated the positive and negative evidence in deciding in which jurisdictions it was more likely than not that some part of the deferred tax assets will not be realized. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future, an adjustment to the valuation allowance against our deferred tax assets would increase income in the period such determination was made. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business.

        Compliance with income tax regulations requires us to make decisions relating to the transfer pricing of revenue and expenses among each of our legal entities that are located in several countries. Our determinations include many decisions based on our knowledge of the underlying assets of the business, the legal ownership of these assets and the ultimate transactions conducted with customers and other third-parties. To the extent that our decisions and assumptions and historical reporting are determined not to be compliant with applicable tax laws we may be subject to adjustments in our reported income for tax purposes as well as interest and penalties.

  Research and Development and Software Development Costs

        Research and development expenditures are charged to operations as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on our software development process, technological feasibility is established upon completion of a working model, which also requires certification and extensive testing. Historically, costs incurred by our company between completion of the working model and the point at which the product is ready for general release have been immaterial.

        Research and development costs incurred in the process of developing product improvements or new products are charged to expense as incurred, except for certain software development costs, as described below.

        Software development costs incurred prior to the establishment of technological feasibility are included in research and development expenses. We define establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material.

  Litigation and Contingencies

        We are subject to various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted.

        We are involved in lawsuits with Landmark Graphic Corporation and Magic Earth, Inc. relating to claims involving patent infringement and other intellectual property matters. While we feel confident in our claims and defenses related to these lawsuits, the ultimate outcome of these lawsuits is not presently determinable, and as such, we are currently unable to estimate the potential range of gain or loss, if any, relating to these lawsuits. Accordingly, no provision for these matters has been made in the accompanying consolidated financial statements. Additional information regarding these matters is included under "Risk Factors" and "Our Business—Legal Proceedings."

        We are also involved in other legal proceedings through the normal course of business. We believe that any unfavorable outcome related to these other proceedings will not have a material effect on our financial position, results of operations or cash flows.

Results of Operations

        The following table sets forth certain consolidated statements of operations data expressed as a percentage of revenues for the periods indicated.

	Year ended December 31,
	2004	2005	2006
	(restated)	(restated)
REVENUES:
Software licenses and products	35%	37%	45%
Maintenance and support	34	35	32
Strategic consulting	31	28	23

Total	100	100	100
COST OF REVENUES:
Software licenses and products(1)	9	8	12
Maintenance and support(1)	35	37	36
Strategic consulting(1)	84	101	97

Total	41	44	39
GROSS MARGIN:
Software licenses and products(1)	91	92	88
Maintenance and support(1)	65	63	64
Strategic consulting(1)	16	(1)	3

Total	59	56	61
OPERATING EXPENSES:
Sales and marketing	18	18	19
Research and development	20	20	16
General and administrative	13	16	23
Amortization of intangibles	2	2	2
Related party fees and expenses	3	2	1
Goodwill impairment	—	5	—
Restructuring and other impairment costs	1	5	—
Acquired in-process research and development	—	—	11

Total operating expenses	57	68	72

OPERATING INCOME (LOSS)	2	(12)	(11)
INTEREST AND OTHER EXPENSE:
Interest expense, net	(3)	(5)	(3)
Minority interest in Earth Decision	—	—	(1)
Other expense, net	—	(1)	—

	(3)	(6)	(4)
LOSS BEFORE INCOME TAXES	(1)	(18)	(15)
PROVISION FOR INCOME TAXES	2	1	4

NET LOSS	(3%)	(19%)	(19%)

(1)
Calculated as a percentage of its related revenues.

Results of Operations

        Our consolidated financial statements as of December 31, 2004 and 2005 and for each of the two years in the period ended December 31, 2005 have been restated. The restatement is the result of the following two errors:

  •
  Revaluation of ordinary shares—We corrected an error in our valuation methodology used to calculate the fair value of our ordinary shares beginning with January 1, 2005. The correction impacted the valuation of our share-based compensation, convertible subordinated debentures and share-based purchase consideration issued for the acquisition of Earth Decision. There was no cumulative effect on retained earnings as a result of this restatement.

  •
  Reclassification and accounting for convertible subordinated debentures—We had previously been classifying our convertible subordinated debentures as debt and recognizing interest expense for the incremental annual change in the conversion price of the convertible subordinated debentures since their issuances in 2002 and 2004. During 2006, we determined that the convertible subordinated debentures should have been classified as temporary equity as they are more characteristic of an equity instrument. Additionally, we corrected the accounting treatment subsequent to the issuance of the convertible subordinated debentures by adjusting them to their full redemption value at each reporting date. As a result, the convertible subordinated debentures have been reclassified from debt to temporary equity and the adjustment to redemption value is accounted for as an adjustment to additional paid-in capital rather than as interest expense. The cumulative effect of this accounting change was a decrease of $3.3 million in the beginning accumulated deficit for 2004.

        Certain information below has been amended to reflect the restatement made to the consolidated financial statements.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

  Revenues

        Total revenues were $144.5 million for 2006, representing an increase of $45.8 million, or 46%, as compared to $98.7 million for 2005. Our acquisition of Earth Decision on August 11, 2006 contributed $13.4 million to the growth in revenues.

        Software Licenses and Products.    Software licenses and product revenues were $65.1 million for 2006, representing an increase of $28.7 million, or 79%, compared to $36.4 million for 2005. Software licenses and product revenues, net of hardware and third-party software, increased by $24.6 million, or 70%, to $59.5 million for 2006, compared to $34.9 million for 2005. Software licenses and product revenues comprised 45% and 37% of our total revenues in 2006 and 2005, respectively.

        The increase of $28.7 million in software licenses and product revenues in 2006 as compared to 2005 was attributable to increases of:

  •
  $14.7 million of software license sales to existing customers where we expanded their current use of our software to new production sites or introduced new software products to their organization. Sales in Latin America, Asia Pacific, China, Canada and the United States mainly contributed to this growth;

  •
  $4.1 million of hardware and third-party software sales resulting from $5.6 million sold in 2006 as compared to $1.5 million sold in 2005;

  •
  $7.6 million of software license sales as a result of our acquisition of Earth Decision; and

  •
  $2.5 million of software license revenues related to price increases effective January 1, 2006 and September 1, 2006 for sales of new software licenses.

        Maintenance and Support.    Maintenance and support revenues were $46.9 million for 2006, representing an increase of $12.5 million, or 36%, compared to $34.4 million for 2005. Maintenance and support revenues comprised 32% and 35% of our total revenues in 2006 and 2005, respectively. The increase in maintenance revenues consists of a $5.9 million increase resulting from our acquisition of Earth Decision, a $4.1 million increase in post contract support agreements from new software customers and renewal agreements purchased by existing software customers, a $1.7 million increase in software installation and training support revenues, and a $0.8 million increase in on-site support revenues. Increases in our maintenance and support revenues are dependent on our ability to increase the sales of our software licenses and on our ability to implement price increases for the renewal of maintenance contracts. We announced an increase in our maintenance rates from 18% to 20% of the license price, effective September 1, 2006, on all new and existing maintenance and support contracts that are renewed. As the major portion of our post-contract support agreements have January 1 renewal dates, we did not generate any significant revenues from the price increase on post-contract support agreements in 2006.

        Strategic Consulting.    Strategic consulting revenues were $32.5 million for 2006, representing an increase of $4.7 million, or 17%, as compared to $27.8 million for 2005. Strategic consulting revenues comprised 23% of our total revenues in 2006 and 28% of our total revenues in 2005. CIS and Asia Pacific mainly contributed to the growth in strategic consulting revenues and the increase was substantially due to engagements with new customers in these regions, as well as a significant project awarded in India from an existing customer. The increase in strategic consulting revenues during 2006 as compared to 2005 resulted from engagements of $2.4 million from customers' outsourcing the processing of complex data, $1.7 million from interpreting attributes of sub-surface reservoirs and $0.6 million from a software hosting project.

  Cost of Revenues and Gross Margin

        Total cost of revenues was $56.2 million for 2006, representing an increase of $12.4 million, or 28%, as compared to $43.8 million for 2005. Total gross margin was 61% in 2006 as compared to 56% in the same period in 2005. Our acquisition of Earth Decision resulted in an increase in cost of revenues of $3.5 million. Total gross margin, net of hardware and third-party software, was 61% in the 2006 compared to 56% in 2005.

        Software Licenses and Products.    Cost of software licenses and product revenues was $8.0 million in 2006, representing an increase of $5.1 million as compared to $2.9 million in 2005. The increase was substantially due to the incremental hardware and third-party software costs of $5.6 million incurred in 2006, as compared to $1.5 million in 2005. As a result of the Earth Decision acquisition, the cost of software licenses and product revenues increased by $0.7 million and the remaining increase of $0.3 million was due to additional royalty expense. Gross margin for software licenses and products, net of hardware and third-party software sales, was 96% for 2006 and 2005.

        Maintenance and Support.    Cost of maintenance and support revenues was $16.8 million in 2006, representing an increase of $4.1 million, or 32%, as compared to $12.7 million for 2005. Our acquisition of Earth Decision contributed $2.7 million to the increase in the cost of maintenance and support revenues, mainly due to personnel costs. The additional $1.4 million increase was mainly attributable to an increase in personnel costs of $0.9 million and third-party consulting of $0.5 million to support in training and installation revenues. Gross margin for maintenance and support for 2006 was 64% compared to 63% for 2005.

        Strategic Consulting.    Cost of strategic consulting revenues was $31.4 million in 2006, representing an increase of $3.2 million, or 11%, compared to $28.2 million in 2005. The increase in costs of strategic consulting revenues was mainly due to an increase of $2.0 million for third-party consultants, higher depreciation expenses of $0.7 million on computer equipment, an increase in computer services of $0.5 million and an increase of $0.4 million in infrastructure support, partially offset by a reduction in personnel costs of $0.2 million and travel of $0.2 million. The additional computer equipment and third-party consultants were required to support strategic consulting projects mainly in Canada, Asia Pacific and CIS while the additional computer services was related to projects in the United States. Gross margin for strategic consulting was 3% for 2006, as compared to a negative gross margin of 1% for 2005. The gross margin improvement reflects both the decision to sell less resource intensive strategic consulting projects and the completion in late 2005 of several low margin outsourced seismic data processing projects.

  Operating Expense

        Sales and Marketing.    Sales and marketing expense was $27.9 million for 2006 representing an increase of $9.9 million, or 55%, as compared to $18.0 million for 2005. The acquisition of Earth Decision increased expenses by $3.6 million with $2.5 million from additional personnel and the remainder substantially associated with marketing support and events. Sales and marketing expense for our historic business increased in 2006 by $6.3 million due to hiring additional sales professionals in all of our geographic regions. The $6.3 million increase in personnel costs includes the one-time effect of $0.6 million of expense incurred to rationalize the sales and marketing management structure following the acquisition of Earth Decision and includes a reduction in depreciation costs of $0.3 million.

        Research and Development.    Research and development expense was $23.2 million for 2006, representing an increase of $3.9 million, or 20%, as compared to $19.3 million for 2005. The acquisition of Earth Decision increased these expenses by $2.8 million, mainly due to increases in personnel costs of $2.3 million and in third-party consultant costs of $0.3 million. The additional $1.1 million increase was primarily due to increases in personnel, travel and infrastructure costs unrelated to our Earth Decision acquisition.

        General and Administrative.    General and administrative expense was $33.8 million for 2006, representing an increase of $17.5 million, or 107%, as compared to $16.3 million for 2005. The increase in general and administrative expenses is attributable to increases in:

  •
  personnel and infrastructure costs from the acquisition of Earth Decision amounting to $3.5 million;

  •
  personnel and infrastructure costs of $3.0 million associated with our ongoing business and the additional support to sustain the growth of our business;

  •
  accounting services of $2.4 million mainly for tax support and the audit of our financial statements and the Earth Decision financial statements covering 2003, 2004 and 2005, and human resources services of $0.7 million related to compensation and organizational structure studies;

  •
  legal expenses of $3.8 million for legal services and estimated settlements for ongoing litigation, which includes $0.5 million of proceeds received in 2005 for litigation resolved to our benefit;

  •
  share-based compensation expenses of $3.9 million, including a $3.0 million increase resulting from the adjustment to fair value of warrants issued in 2003. As a result of the Earth Decision acquisition, we determined the warrants should be reclassified from equity to current liabilities as we did not have a sufficient level of authorized ordinary shares to satisfy all outstanding instruments requiring issuance of ordinary shares. In March 2007, Paradigm B.V. increased the amount of authorized ordinary shares which will allow the warrants to be reclassified from current liabilities to equity; and

  •
  provision for estimated penalties and disgorgement of profits of $2.4 million related to the internal review of compliance with certain U.S. laws.

These increases were partially offset by reductions in bad debt expense totaling $0.7 million and a change of $1.8 million related to the reversal of $0.8 million during 2006 of a $1.0 million reserve for indirect taxes, which was originally recorded in 2005.

        Of the total increase in general and administrative expenses in 2006 compared to 2005, $5.9 million of the increase, attributable to accounting services of $2.1 million, incentive expense of $0.8 million and share based compensation expense of $3.0 million, is considered non-recurring.

        Amortization of Intangibles.    Amortization of intangibles was $2.6 million for 2006, representing an increase of $0.5 million, or 24%, as compared to $2.1 million for 2005. This increase reflects the effects of recording amortization expense for amortizable intangible assets totaling $14.8 million acquired in the Earth Decision acquisition. We expect amortization of intangibles will be approximately $3.4 million annually through 2008 and decreasing thereafter.

        Related Party Fees and Expenses.    Related party fees and expenses were $1.1 million in 2006 and $1.8 million in 2005. These amounts reflect the contractual arrangements under our amended management agreement with Fox Paine finalized in September 2006. These fees will terminate upon the completion of our proposed initial public offering and a payment of $6.8 million to terminate the amended management agreement, plus unreimbursed expenses.

        Goodwill Impairment.    In connection with a goodwill impairment review triggered by a strategy change related to our strategic consulting services, we recognized $4.9 million of goodwill impairment expense in 2005. No goodwill impairment occurred in 2006.

        Restructuring and Impairment.    Restructuring and other impairment costs were $4.5 million during 2005. Restructuring costs were $1.6 million in 2005. Management approved restructuring plans to align our cost structure with market conditions and create a more efficient organization. These charges include costs associated with workforce reductions, mainly impacting our corporate office and our United States operations. We paid $0.9 million of these restructuring costs in 2005 and paid the remaining $0.7 million in 2006. No restructuring activity occurred in 2006.

        In 2005, we identified other impairment costs amounting to $2.9 million related to certain intangible assets acquired. We expensed the remaining net book value of $2.4 million of the Petroleum Workbench intangibles upon determining the application was not part of our core technologies and we identified $0.5 million of expense related to customer relationships resulting from our goodwill impairment review. No impairments occurred in 2006.

        Acquired In-Process Research and Development.    In connection with our acquisition of Earth Decision on August 11, 2006, we recognized a charge of $16.1 million for acquired in-process research and development. This amount represents projects acquired from Earth Decision that have not yet reached technological feasibility and have no future alternative use. Our in-process research and development projects focus on a new software technology approach to modeling the Earth's subsurface using a full three dimensional methodology that seeks to provide a more intuitive, faster, and accurate model construction compared with existing solutions that facilitate the precise identification of targets, reduce the risk of dry wells, and improve recovery factors during production. The projects were initiated in December 2004 by Earth Decision with a commercial release originally scheduled for mid 2006. As of the acquisition date, Earth Decision was developing and assessing two alternative methodologies for inclusion in the software in parallel. We completed this development and assessment process in January 2007, at which time we began to integrate the chosen method with current technology and to engineer the source code to be compatible with multiple platforms. We anticipate the first commercial version to be completed and ready for release late 2007 at which time we expect to start benefiting from the projects through positive net cash flow. The $16.1 million valuation of the projects was based on an income approach which discounts the estimated future net cash flows attributable to the projects to determine the current value and incorporates estimated costs to complete the project of $1.4 million. There was no evidence of a material variation between projected results at the acquisition date and actual results as of December 31, 2006.

  Interest and Other Expense

        Interest Expense, Net.    Interest expense, net was $5.0 million in 2006 representing a decrease of $0.2 million, or 4%, as compared to $5.2 million for 2005. Interest expense on borrowings under our term loan was $4.6 million for 2006, representing an increase of $0.8 million, as compared to $3.8 million for 2005. The additional expense was due to an increase in our average borrowing rates of 188 basis points on the variable rate term loans, which was partially offset by a reduction in average borrowings of $4.7 million under the credit facility. The net effect of our interest rate swaps, interest income and amortization of deferred financing fees was a reduction of expense of $1.0 million for 2006 compared to 2005.

        We intend to repay the outstanding balance under the term loan with proceeds from this initial public offering which will eliminate the interest expense on the term loan, the effects of the interest rate swap and reduce the amortization of deferred financing fees for the portion of the debt issuance costs associated with the term loan. We will incur expense in the period in which our initial public offering is completed from the write-off of unamortized debt issuance costs and interest rate swap derivative assets related to the term loan. Amortization of deferred financing fees will be insignificant after our initial public offering. See "Unaudited Pro Forma Financial Information."

        Minority Interest in Earth Decision.    We recorded minority interest expense of $2.1 million in 2006 related to the preferred shares of Earth Decision. Because the preferred shares partially exchange into convertible subordinated debentures, the recorded fair value for the debentures underlying the preferred shares is required to be adjusted to the redemption price at each reporting period. In March 2007, the preferred shares were exchanged for ordinary shares and convertible subordinated debentures of Paradigm B.V. and are no longer outstanding.

        Other Expense, Net.    Other expense, net was $0.3 million in 2006 and consisted of $0.5 million of minority interest expense related to our Kazakhstan entity offset by $0.2 million of foreign currency gains. In 2005, other expense, net consisted of $0.2 million of minority interest expense related to our Kazakhstan entity and $0.4 million of foreign currency losses.

  Provision for Income Taxes

        Income tax expense was $5.5 in 2006 and $0.8 million in 2005. Our effective tax rate increased in 2006 when compared to 2005. This increase was primarily due to non-deductible in-process research and development and an increase in tax reserves of $4.3 million for non-recurring income tax expense for withholding taxes and income tax exposures.

  Accretion to Redemption Value on, and Distributions to Holders of, Convertible Subordinated Debentures

        Accretion to redemption value on convertible subordinated debentures was $120.0 million in 2006 and $12.1 million in 2005. The $107.9 million increase relates to (1) the addition of an aggregate principal amount of $10.2 million in debentures that were issued and issuable for options, warrants and preferred shares of Earth Decision, in connection with the Earth Decision acquisition in 2006 and (2) the increase in the fair value of the Paradigm B.V. ordinary shares experienced during 2006. There were zero distributions to holders of convertible subordinated debentures during 2006 or 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

  Revenues

        Total revenues were $98.7 million for 2005, representing an increase of $9.8 million or 11%, as compared to $88.9 million for 2004.

        Software Licenses and Products.    Software licenses and product revenues were $36.4 million in 2005, representing an increase of $5.5 million, or 18%, as compared to $30.9 million in 2004. Software licenses and product revenues, net of hardware and third-party software, increased by $4.8 million, or 16%, to $34.9 million for 2005 compared to $30.1 million for 2004. Software licenses and product revenues, net of hardware and third-party software, comprised 36% and 34% of our total revenues, net of hardware and third-party software, in 2005 and 2004, respectively.

        The increase of $5.5 million in software licenses and products revenues in 2005 as compared to 2004 was attributable to increases of:

  •
  $4.7 million of software license sales to existing customers where we expanded their current use of our software to new production sites or introduced new software products to their organization. Sales in Canada, EAME, China, CIS and Asia Pacific mainly contributed to this growth;

  •
  $0.7 million of third-party hardware and software resulting from $1.5 million sold in 2005 as compared to $0.8 million sold in 2004; and

  •
  $0.2 million of software license sales to new customers.

        Maintenance and Support.    Maintenance and support revenues were $34.4 million in 2005, representing an increase of $4.1 million, or 14%, as compared to $30.3 million in 2004. Maintenance revenues comprised 35% and 34% of our total revenues in 2005 and 2004, respectively. The increase in maintenance revenue consists of a $3.3 million increase in post contract support agreements from new software customers and renewal agreements purchased by existing software customers, a $0.5 million increase in software installation and training support revenues and a $0.3 million increase in on-site support revenues.

        Strategic Consulting.    Strategic consulting revenues were $27.8 million in both 2005 and 2004. Strategic consulting revenues comprised 28% and 31% of our total revenues in 2005 and 2004, respectively. In the United States and Asia Pacific strategic consulting revenues declined, with an increase in revenues in CIS, in 2005 when compared to 2004. Strategic consulting revenues remained flat as a result of a decision of our prior management to commit available personnel and computing resources to the completion of outsourced seismic data processing projects rather than focus resources on selling new strategic consulting projects.

  Cost of Revenues and Gross Margin

        Total cost of revenues was $43.8 million for 2005, representing an increase of $7.3 million, or 20%, as compared to $36.5 million for 2004. Total gross margin was 56% in 2005 as compared to 59% for 2004. The effects of the costs of hardware and third-party software were immaterial.

        Software Licenses and Products.    Cost of software licenses and product revenues was $2.9 million in 2005 compared to $2.8 million in 2004, reflecting a $0.1 million increase. Gross margin was 92% in 2005 as compared to 91% in 2004. Gross margin for software licenses and products, net of hardware and third-party software sales was 96% in 2005 as compared to 94% in 2004.

        Maintenance and Support.    Cost of maintenance and support revenues was $12.7 million in 2005, representing an increase of $2.1 million, or 20%, as compared to $10.6 million in 2004. Gross margin in 2005 was 63% as compared to 65% in 2004. During 2005, personnel costs increased by $1.1 million as a result of a 17% increase in headcount to maintain the growing software installation base and related facilities and office overhead increased $0.4 million as a result of the increase in headcount. The remaining increases in costs of maintenance and support revenues were associated with software installation and training required to support new software licenses customers.

        Strategic Consulting.    Cost of strategic consulting revenues was $28.2 million in 2005, representing an increase of $5.0 million, or 21%, as compared to $23.2 million in 2004. Overall, costs of strategic consulting revenues increased in 2005 as compared to 2004 as a result of the acquisition of RTD in April 2004. In addition to the impact of the RTD acquisition on increasing costs of strategic consulting revenues, we determined that the estimated useful life of certain computer and related equipment should be reduced based on a review of the historical patterns of retirement and disposal. In the third quarter of 2005, we reviewed and reduced the useful life of the equipment to three years from a range of four to six years resulting in additional depreciation expense of $1.1 million for 2005. Gross margin on strategic consulting was (1)% in 2005, compared to 16% in 2004. The decline in the gross margins from 2004 to 2005 is primarily the result of personnel and computing resource costs that were absorbed by us rather than passed on to customers in order to complete certain seismic data processing projects.

  Operating Expense

        Sales and Marketing.    Sales and marketing expense was $18.0 million in 2005, representing an increase of $1.8 million, or 11%, as compared to $16.2 million in 2004. The increase in sales and marketing expense is principally due to a $1.0 million increase in personnel costs resulting from a 25% expansion in the number of sales staff in all of our geographic regions in late 2005 and the $0.3 million increase in personnel costs for stock based compensation expense. The remaining portion of the increase is attributable to additional travel expenses of $0.2 million and additional marketing and advertising expenses of $0.3 million in 2005 as compared to 2004.

        Research and Development.    Research and development expense was $19.3 million in 2005, representing an increase of $1.9 million, or 11%, as compared to $17.4 million in 2004. The increase in research and development expense was due primarily to higher personnel costs of $1.7 million resulting from the implementation of an incentive compensation plan, the addition of new management personnel and the effects of recording stock-based compensation. Also, depreciation increased by $0.4 million in 2005 as compared to 2004 from higher capital expenditures for computer equipment.

        General and Administrative.    General and administrative expense was $16.3 million in 2005, representing an increase of $4.9 million, or 43%, as compared to $11.4 million in 2004. This increase in 2005 was partially attributable to a $1.5 million increase in personnel costs resulting from a 7% increase in headcount, which includes the addition of several members of our new executive management team. Additional items recorded in 2005 were $1.7 million of expense resulting from recording stock based compensation, additional bad debt expenses of $1.0 million due to increased reserves for doubtful accounts relating to delinquent United States and Latin America accounts receivable and additional expense of $1.0 million to record a reserve for an indirect tax receivable in Latin America. These increases were partially offset by collection of $0.5 million in legal settlements.

        Amortization of Intangibles.    Amortization of intangibles expense was $2.1 million for 2005, representing an increase of $0.3 million, or 18%, as compared to $1.8 million for 2004. This increase is primarily due to the effect of recording amortization of intangibles expense for assets acquired in 2004 partially offset by the amortization of the Petroleum Workbench intangibles that were written off in 2005.

        Related Party Fees and Expenses.    Related party fees and expenses were $1.8 million for 2005, representing a decrease of $1.0 million as compared to $2.8 million for 2004. In 2004, a $1.5 million advisory fee was charged in connection with the amendment of the credit facility. This decrease was offset by an additional $0.7 million of reimbursement of expenses.

        Goodwill Impairment.    Goodwill impairment was $4.9 million for 2005. In 2005, we identified goodwill impairment related to strategic consulting. The goodwill impairment was the result of lower operating profits and cash flows than expected due to low margin seismic data processing projects. There was no goodwill impairment recorded in 2004.

        Restructuring and Other Impairment Costs.    Restructuring and other impairment costs were $4.5 million for 2005 as compared to $1.0 million for 2004. Restructuring costs were $1.6 million in

2005 compared to $1.0 million in 2004. Management approved the restructuring plans to align our cost structure with market conditions and to create a more efficient organization. These charges include costs associated with workforce reductions and consolidation of excess facilities. In 2005, the restructuring charges were primarily attributable to workforce reductions consisting of 19 positions from strategic consulting, sales and marketing and general and administrative functions, mainly in our corporate office and the United States region. In 2004, the restructuring charges included costs associated with workforce reductions of $0.4 million consisting of seven positions from strategic consulting, research and development, and sales and marketing mainly in the United States and expenses of $0.6 million associated with the consolidation of excess facilities in Canada related to the RTD acquisition.

        In 2005, we identified other impairment costs amounting to $2.9 million related to certain intangible assets acquired, primarily related to strategic consulting and Petroleum Workbench. For strategic consulting, we determined that $0.5 million of the customer relationships were impaired. The customer relationship impairment was the result of lower operating profits and cash flows than expected due to low margin seismic data processing projects. We expensed the remaining net book value of the Petroleum Workbench intangibles for a charge of $2.4 million upon determining the application was not part of our core technologies. No impairments were recorded in 2004.

  Interest and Other Expense

        Interest Expense, Net.    Interest expense, net was $5.2 million for 2005, representing an increase of $2.6 million, or 98%, as compared to $2.6 million for 2004. The increase in interest expense, net during 2005 was primarily due to increased borrowings under the credit facility in conjunction with higher interest rates by an average of 132 basis points. Average borrowings were higher in 2005 by $36.6 million primarily to make payments to shareholders and debentures holders. See "—Liquidity and Capital Resources—Convertible Subordinated Debentures." These increased borrowings resulted in additional interest expense of $2.4 million in 2005 as compared to 2004. Amortization of deferred financing fees increased $0.5 million in 2005 as compared to 2004 due to fees associated with the amendment of the credit facility in November 2004. Our interest rate swaps, which convert a portion of the long term loans to a fixed rate basis, do not qualify as a hedge resulting in an increase in the fair value gain of $0.3 million was recognized in interest expense, net.

        Other Expense, Net.    Other expense, net was $0.6 million in 2005 and consisted of $0.4 million of foreign currency transaction losses and $0.2 million of minority interest. In 2004, other expense, net consisted of $0.3 million of foreign currency transaction losses.

  Provision for Income Taxes

        Income tax expense was $0.8 million in 2005 and $1.6 million in 2004. Our decrease in tax expense in 2005 when compared to 2004 was primarily due to a decrease in the level of pre-tax profit in jurisdictions where we incurred a current tax obligation. Our effective tax rate fluctuated in 2005 when compared to 2004 primarily due to the fact that we incurred tax expense in certain jurisdictions and tax losses in others which are not available to offset each other. A benefit has not been recorded for such losses.

  Accretion to Redemption Value on, and Distributions to Holders of, Convertible Subordinated Debentures

        Accretion to redemption value on convertible subordinated debentures was $12.1 million in 2005 and $23.7 million in 2004. The $11.6 million decrease primarily relates to a $21.1 million distribution in 2004 to the debenture holders of Paradigm B.V. for their participation in dividends paid to ordinary shareholders of Paradigm B.V., as compared to zero distributions during 2005. This decrease was partially offset by an increase in accretion to redemption value related to an increase in the fair value of the Paradigm B.V. ordinary shares experienced during 2005 relative to 2004.

Selected Unaudited Quarterly Operating Results

        The tables below show our unaudited consolidated quarterly income statement data for each of our eleven most recent quarters. This information has been derived from our unaudited financial statements which have been prepared on the same basis as our audited financial statements and include all adjustments, consisting only of normal recurring adjustments necessary for the fair presentation of the information for the quarters presented. This information should be read in conjunction with the financial statements and related notes included elsewhere in this document.

	Three Months ended
	2004				2005				2006
	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006
	(Dollars in thousands)
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
REVENUES:
Software licenses and products	$7,732	$7,335	$4,661	$11,122	$9,238	$8,105	$5,928	$13,173	$9,952	$17,286	$15,224	$22,677
Maintenance and support	7,117	7,504	7,441	8,250	8,217	8,282	8,414	9,516	9,104	10,117	12,202	15,452
Strategic consulting	5,053	6,637	7,915	8,153	6,157	7,182	6,645	7,829	6,975	8,193	8,163	9,158

Total	19,902	21,476	20,017	27,525	23,612	23,569	20,987	30,518	26,031	35,596	35,589	47,287
COST OF REVENUES:
Software licenses and products	547	759	604	851	1,653	(106)	343	1,033	123	5,699	644	1,550
Maintenance and support	2,639	2,463	2,613	2,846	3,171	3,023	2,971	3,525	3,167	3,589	4,551	5,484
Strategic consulting	4,464	6,269	6,366	6,123	6,470	6,461	6,529	8,694	7,318	7,110	7,755	9,192

Total	7,650	9,491	9,583	9,820	11,294	9,378	9,843	13,252	10,608	16,398	12,950	16,226
GROSS PROFIT	12,252	11,985	10,434	17,705	12,318	14,191	11,144	17,266	15,423	19,198	22,639	31,061
OPERATING EXPENSES:
Sales and marketing	3,890	3,744	3,698	4,883	4,449	4,420	4,437	4,710	4,740	5,397	6,787	10,989
Research and development	4,274	4,285	4,182	4,655	4,728	4,748	4,728	5,094	4,530	5,230	5,659	7,822
General and administrative	2,777	2,716	2,679	3,219	3,419	3,627	4,495	4,714	4,138	5,560	9,751	14,330
Amortization of intangibles	373	380	524	488	483	661	524	422	466	628	658	874
Related party fees and expenses	401	276	276	1,876	275	277	276	929	276	301	275	248
Goodwill impairment	—	—	—	—	—	—	—	4,899	—	—	—	—
Restructuring and other impairment costs	96	580	211	106	125	704	3,204	458	—	—	—	—
Acquired in-process research and development	—	—	—	—	—	—	—	—	—	—	16,100	—

Total operating expenses	11,811	11,981	11,570	15,227	13,479	14,437	17,664	21,226	14,150	17,116	39,230	34,263

OPERATING INCOME (LOSS)	441	4	(1,136)	2,478	(1,161)	(246)	(6,520)	(3,960)	1,273	2,082	(16,591)	(3,202)
INTEREST AND OTHER INCOME (EXPENSE):
Interest expense, net	(761)	(244)	(749)	(885)	(1,235)	(1,635)	(834)	(1,521)	(1,117)	(1,075)	(1,803)	(1,028)
Minority interest in Earth Decision	—	—	—	—	—	—	—	—	—	—	—	(2,072)
Other income (expense), net	44	(66)	(76)	(208)	(103)	(134)	(130)	(252)	(24)	(143)	(144)	(20)

	(717)	(310)	(825)	(1,093)	(1,338)	(1,769)	(964)	(1,773)	(1,141)	(1,218)	(1,947)	(3,120)
INCOME (LOSS) BEFORE INCOME TAXES	(276)	(306)	(1,961)	1,385	(2,499)	(2,015)	(7,484)	(5,733)	132	864	(18,538)	(6,322)
PROVISION (BENEFIT) FOR INCOME TAXES	49	52	164	1,344	110	99	320	257	80	81	(161)	5,518

NET INCOME (LOSS)	$(325)	$(358)	$(2,125)	$41	$(2,609)	$(2,114)	$(7,804)	$(5,990)	$52	$783	$(18,377)	$(11,840)

(1)
Our cost of revenue for software licenses and products during the quarter ended June 30, 2005 includes an adjustment of $(556) to reduce provisions for royalties and indirect taxes.

Seasonality

        We experience seasonality, with most of our revenues generally being generated during the second and fourth quarters. Our third quarter is typically affected by the global vacation and holiday schedules of our customers, which can delay purchase decision-making and the procurement process. Our fourth quarter generally contributes the greatest percentage of our annual revenues primarily due to year end budget utilization by our customers. We cannot accurately forecast many of these factors, nor can we estimate accurately the relative influence of any particular factor. As a result, there can be no assurance that historical patterns, if any, will continue in future periods. See "Risk Factors—Our quarterly revenue and operating results may fluctuate significantly from period to period, and this may cause volatility in the price of our Class A ordinary shares."

Liquidity and Capital Resources

        At the end of December 31, 2006, we had $16.2 million of cash and cash equivalents and $3.6 million of borrowing capacity on our available credit lines. Our primary capital resources are net cash flows from operations. We have utilized cash and cash equivalents and bank and capital lease financing to obtain capital resources and fund acquisitions in the past. Based on current plans, we believe that our existing capital resources will be sufficient to finance our operations and anticipated capital expenditures for at least the next twelve months.

        To the extent that our cash and cash equivalents, cash flow from operations, availability under the credit facility and net proceeds of this offering are insufficient to fund our future activities, we may need to raise funds through additional bank credit arrangements or equity or debt financing. There can be no assurance that such financings can be obtained on favorable terms, if at all.

        We make capital expenditures primarily to acquire computer and other equipment, software, furniture and leasehold improvements to support the growth of our business. We expect to spend between $10.0 million to $11.0 million in 2007 for investment in capital expenditures

  Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

        Net Cash Provided by Operating Activities.    Net cash provided by operating activities was $17.9 million in 2006, as compared to $10.3 million in 2005. The $7.6 million increase in our cash flows from operations was due to a $10.9 million increase in our net loss offset by a $12.3 million increase in net adjustments for non-cash expenses such as depreciation and amortization, acquired in process research and development and share based compensation and a $6.2 million increase in cash from changes in working capital for 2006 as compared to 2005.

        Net Cash Used in Investing Activities.    Net cash used in investing activities in 2006 was $3.7 million, as compared to $5.6 million in 2005. Capital expenditures were $3.9 million in 2006, as compared to $5.6 million in 2005, resulting in a decrease of $1.7 million. The capital expenditures in 2006 and in 2005 were mainly for computer equipment to support strategic consulting projects and the research and development initiatives. Net cash acquired as part of the Earth Decision acquisition was $0.7 million and a cash outlay of $0.5 million was made for an investment in Open Spirit Corporation.

        Net Cash Used in Financing Activities.    Net cash used in financing activities for 2006 was $8.6 million, compared to $1.7 million in 2005. The cash used in financing activities in 2006 consisted primarily of $8.7 million in repayments of debt, $2.9 million in payments of capital lease obligations and $0.9 million in payments for deferred costs associated with our initial public offering. The cash provided by financing activities for 2006 was attributable to $2.7 million of proceeds from issuance of ordinary shares of Paradigm B.V. and $1.0 million from the repayment of a promissory note issued to an officer in consideration of shares purchased. The cash used in financing activities in 2005 consists of $4.5 million in repayment of debt, $1.8 million in payments of capital lease obligations and payment of debt issuance costs of $0.4 million offset by the borrowing of $4.0 million of short term bank loans. The cash provided by financing activities for 2005 was primarily attributable to $1.0 million of proceeds from issuance of ordinary shares.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

        Net Cash Provided by Operating Activities.    Net cash provided by operating activities was $10.3 million in 2005, as compared to $2.9 million in 2004. The $7.3 million increase in our cash flow from operations in 2005 compared to 2004 was the result of $15.7 million increase in our net loss, as adjusted for $14.1 million increase in non-cash expenses such as depreciation and amortization, impairment of assets, and share based compensation and the impact of $9.0 million increased cash from working capital fluctuations.

        Net Cash Used in Investing Activities.    Net cash used in investing activities was $5.6 million in 2005, as compared to $24.9 million in 2004. Capital expenditures were $5.6 million in 2005, as compared to $3.6 million in 2004. During 2004, cash outlays of $21.3 million were made for the acquisition of RTD and Petroleum Workbench.

        Net Cash Used in Financing Activities.    Cash used in financing activities was $1.7 million in 2005, as compared to cash provided by financing activities was $19.3 million in 2004. The cash used in financing activities consists of repayment of debt of $4.5 million in 2005 and $2.2 million in 2004; distribution to our shareholders and convertible subordinated debenture holders of $35.0 million in 2004; payment of capital lease obligations of $1.8 million in 2005 and $1.5 million in 2004; and payment of debt issuance costs of $0.4 million in 2005 and $1.1 million in 2004 related to the credit facility, which is offset by $4.0 million in 2005 and $59.1 million in 2004 in proceeds from the issuance of debt.

  Debt

        As of December 31, 2006, we had outstanding long-term debt of $60.5 million, including current maturities of $9.5 million. As discussed in "Use of Proceeds," the term loan and the convertible subordinated debentures (both discussed below), are expected to be fully paid with proceeds from this offering.

  Credit Facility

        In June 2003, Paradigm B.V. established a senior secured credit agreement with the Bank of Scotland. The credit facility, as amended in November 2004 and June 2006, provides for a $58.0 million term loan, which was decreased from $65.0 million as of December 31, 2005, and a $17.3 million multi-currency revolving credit facility. From the revolving facility, (1) an amount of up to $7.0 million may be utilized for short-term loans, letters of credit and guarantees and (2) an amount of $10.3 million may be used for automated banking facilities and credit cards. The credit facility terminates on December 31, 2011.

        Loans under the revolving facility bear interest at a rate equal to LIBOR plus a margin of 2.0% per annum (7.32% as of December 31, 2006). The loans may be repaid under the revolving facility at any time without premium or penalty, except in the event the loans are repaid by way of refinancing. The revolving facility requires a commitment fee of 1.0% per annum on the unused commitment amount of a $7.0 million multi-currency revolving credit facility and a letter of credit fee of 1.4% and a 2% fee for bank issued guarantees. As of December 31, 2006, $55.5 million in loans were outstanding and $3.4 million of letters of credit and other guarantees had been issued under the revolving facility. For each loan under the revolving facility, interest payments are due quarterly relative to the inception of each respective loan.

        The term loan under the credit facility bears interest at a rate equal to LIBOR plus a margin of 2.5% per annum (7.82% as of December 31, 2006). Principal payments are due every six months on

June 30 and December 31, and the outstanding principal balance of the term loan is payable in full on December 31, 2011. We may prepay the term loan at any time without premium or penalty. We will, however, be subject to certain fees and penalty payments, if we prepay the term loan by way of refinancing. The fair value of the credit facility at year-end approximates its carrying value, due to the variable interest rates associated with these borrowings.

        Our obligations under the credit facility are secured by substantially all of our assets, including the assets of certain designated subsidiary companies. Certain of our subsidiaries guarantee our obligations under the agreement and have granted similar liens on substantially all of their assets.

        The credit facility contains financial covenants, which require us to maintain the following:

  •
  a maximum ratio of total net debt to tangible net worth, evaluated quarterly, of 0.90 to 1 as of December 31, 2006, 0.75 to 1 beginning March 31, 2007 and 0.50 to 1 beginning December 31, 2007;

  •
  a minimum ratio of total earnings before interest, taxes, depreciation and amortization to total debt costs, evaluated quarterly, of 3.50 to 1 as of December 31, 2006 and 4.0 to 1 beginning December 31, 2007;

  •
  a minimum ratio of cash flow to total funding costs, as defined and evaluated quarterly, of 1.0 to 1; and

  •
  a minimum total of earnings before interest, taxes, depreciation and amortization, as defined, of $11.3 million for the year ended December 31, 2006.

Other covenants contained in the agreement restrict our ability to, among other things, repurchase equity interests, execute mergers and asset dispositions, pay dividends and distributions and other covenants customary in agreements of this type. As of December 31, 2006, we were in compliance with the covenants under the credit facility.

        In accordance with the credit facility, during July 2003 until July 2005 we established interest rate swaps with a total notional amount of $27.8 million as of December 31, 2006 with respect to a portion of the loans under the credit facility. The swaps convert the LIBOR rate in the variable rate loans to a fixed rate of 2.44%, 3.25%, and 4.39% related to $3.8 million, $5.0 million and $21.5 million, respectively, for a period of five, seven and four years, respectively.

  Convertible Subordinated Debentures

        In August 2002, Paradigm B.V. issued to shareholders an aggregate principal amount of $51.1 million in convertible subordinated debentures, which we refer to as the "2002 Debentures." The 2002 Debentures have a perpetual term with no stated maturity date and participate equally and ratably with the holders of Paradigm B.V. ordinary shares in all dividends and distributions paid on Paradigm B.V. ordinary shares. As of December 31, 2005 and 2006, aggregate outstanding principal of the 2002 Debentures totaled $24.8 million.

        At the option of the holder, the 2002 Debentures are convertible at any time into Paradigm B.V. ordinary shares at a price of $5.15 per share subject to the adjustments in accordance with the debenture agreement. On March 31, June 30, September 30 and December 31 of each calendar year, the conversion price is automatically adjusted such that the conversion price is reduced, on an annual basis, by approximately 5%. The per-share conversion price of the 2002 Debentures was $4.59, $4.37 and $4.16 as of December 31, 2004, 2005 and 2006, respectively. Accordingly, the 2002 Debentures were convertible into 5,681,181 and 5,965,240 ordinary shares of Paradigm B.V. as of December 31, 2005 and 2006, respectively.

        At our option, the 2002 Debentures may be redeemed, in whole or in part, at any time. In the case of the 2002 Debentures, the aggregate redemption price equals, as of any date, the greater of

(1) the sum of the principal amount outstanding and the aggregate accumulated premium calculated at a rate of 5% per annum, compounded quarterly and (2) fair market value of the debentures calculated on an as converted basis.

        The 2002 Debentures contain features of both debt and equity. The equity-like features include, but are not limited to, a perpetual term, no required principal payments, no stated interest, dividend participation and liquidation priority that ranks the same as any preferred shares. The debt-like features include, but are not limited to, creditor rights and no voting rights. We have determined that the 2002 Debentures are more characteristic of equity than debt. Because the holders of the 2002 Debentures are our controlling shareholders, the redemption of the 2002 Debentures can be outside the control of Paradigm B.V. As a result, EITF Topic D-98, Classification and Measurement of Redeemable Securities, requires the 2002 Debentures to be classified as temporary equity rather than permanent equity. Additionally, in accordance with EITF Topic D-98, the 2002 Debentures are required to be adjusted to their redemption price at each reporting period. The December 31, 2006 carrying value of $149.1 million includes the sum of the outstanding principal amount of the 2002 Debentures, plus the aggregate adjustment amount to reflect the redemption price as of December 31, 2006. The amount required to adjust for the redemption price at each reporting period is recorded as an increase to the convertible subordinated debentures and a decrease to additional paid-in capital. The aggregate adjustments recorded for 2004, 2005 and 2006 totaled $2.6 million, $12.1 million and $120.0 million, respectively, and are further reflected as a deduction to net loss to compute net loss available to ordinary shareholders in the Paradigm B.V. statements of operations.

        During 2003, Paradigm B.V. redeemed 2002 Debentures in a principal amount of $11.1 million, plus a redemption premium of $0.5 million. Concurrently, 2002 Debentures in the principal amount of $0.4 million were converted into 67,915 Paradigm B.V. ordinary shares that Paradigm B.V. repurchased at a price of $5.15 per share. These shares are presented as treasury shares in the Paradigm B.V. consolidated balance sheets.

        In November 2004, following a distribution made to Paradigm B.V. ordinary shareholders, Paradigm B.V. paid the holders of outstanding 2002 debentures an aggregate amount of $21.1 million related to dividend participation with dividends paid to Paradigm B.V. ordinary shareholders. In lieu of cash dividend participation of $0.8 million, certain debenture holders elected to receive an equivalent value of Paradigm B.V. ordinary shares (168,950 ordinary shares) that Paradigm B.V. repurchased at the conversion price of $5.15 per share, as calculated pursuant to the terms of the debentures. These shares are presented as treasury shares in the consolidated balance sheets.

        In December 2004, the debenture holders issued an irrevocable instruction to convert a principal amount of $35.0 million of the debentures, plus $1.8 million of distribution, into 6,113,591 Paradigm B.V. ordinary shares. The conversion consisted of $14.8 million principal amount of 2002 Debentures at a conversion price of $4.59 per share and $20.2 million principal amount of 2004 Debentures (as defined below) at a conversion price of $7.00 per share. Since the shares were not yet issued as of December 31, 2004, these debentures were presented in the Paradigm B.V. statement of shareholders' equity as subscriptions payable. During 2005, these Paradigm B.V. ordinary shares were issued to the debenture holders.

        In connection with the acquisition of Earth Decision in 2006, Paradigm B.V. issued an aggregate principal amount of $8.9 million in convertible subordinated debentures, which we refer to as the "2006 Debentures." Also, an additional aggregate principal amount of $1.4 million in 2006 Debentures has been recorded in temporary equity, representing debentures issuable to holders of outstanding options and warrants of Earth Decision. The 2006 Debentures have substantially the same terms as the 2002 Debentures, with two primary exceptions: (1) the initial conversion rate for the 2006 Debentures was $9.15 and (2) there is a mandatory conversion feature requiring conversion of a pro rata principal amount of 2006 Debentures for any conversions of the 2002 Debentures. As of December 31, 2006, the aggregate outstanding 2006 Debentures and those issuable for Earth Decision options and warrants had a carrying value of $28.5 million. The per-share conversion price of the 2006 Debentures was $8.98 as of December 31, 2006. Accordingly, the issued and issuable 2006 Debentures were convertible into 1,139,550 ordinary shares of Paradigm B.V. as of December 31, 2006. We intend to redeem all outstanding convertible subordinated debentures with the proceeds of this offering. Upon the closing of this offering, the outstanding warrants and options of Earth Decision become exercisable for 18 ordinary shares of Paradigm B.V. per share of Earth Decision that would have otherwise been issuable upon the exercise thereof, which is the amount of consideration that the holders of the options and warrants of Earth Decision would have received if they had exercised the right to exchange their Earth Decision warrants or options for a combination of ordinary shares of Paradigm B.V. and 2006 Debentures and subsequently converted the debentures at the initial conversion ratio of one ordinary share of Paradigm B.V. per $9.15 principal amount of debentures.

  Other Long-Term Debt

        During June 2005 and 2006, Earth Decision received French-government sponsored interest-free conditional research and development loans of $0.2 million and $0.2 million, respectively, under a contract to receive an aggregate of $0.6 million. These loans require us to spend the funds on specified research and development projects. The loan arrangement requires repayment of a minimum of $178,000 (expected to be repaid during 2007 and 2008), which minimum may be increased if we generate revenues from such projects. The total $0.5 million loan balance has been recorded with our long term bank loans.

        During 2006, Earth Decision received $1.3 million from a French government agency that provides cash advances to companies for French research and development tax credits. The advance represents 80% of Earth Decision's total tax credit asset of $1.6 million, which is recorded in other long-term assets. The advance bears interest at 4.94% as of December 31, 2006, and does not require direct repayment from us. The French agency providing the advance receives payment from the French government at statutory timeframes based on the dates the tax credits were generated. We are responsible for payment if the French government does not make payment to the French agency providing the advance. The advances no longer incur interest once the agency is reimbursed, which is currently scheduled for 2007 and 2008 for the funds currently advanced. Once the agency is reimbursed by the French government, the advance will be written-off against the tax credit asset balance.

  Capital Leases

        We lease certain computers under capital lease agreements. The weighted average interest rate of these lease agreements was 5.7% as of December 31, 2006.

  Off-Balance Sheet Transactions

        An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity, or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support, or that engages in leasing, hedging, or research and development arrangements with us.

        Other than $4.4 million in guarantees that primarily support letters of credit as of December 31, 2006 made under our revolvers, we have made no arrangements of the types described in any of the categories that may have a material current or future effect on our financial condition, liquidity or results of operations.

Contractual Obligations

        The following table summarizes our contractual obligations as of December 31, 2006:

	2007	2008	2009	2010	2011	2012 and thereafter	Total
Long-term debt obligations, excluding capital leases	$7,579	$9,407	$12,198	$13,605	$14,500	$—	$57,289
Interest payments on long-term debt	3,399	2,882	2,194	1,418	312	—	10,205
Capital lease obligations, including interest	2,079	1,127	220	5	1	—	3,432
Operating lease obligations	4,773	3,663	2,800	2,316	2,035	580	16,167

Total	$17,830	$17,079	$17,412	$17,344	$16,848	$580	$87,093

        As of December 31, 2006, we had no unconditional purchase obligations to third parties for materials, goods or services. Additionally, with respect to our variable rate debt, we have calculated our future interest based on interest rates in effect as of December 31, 2006.

Internal Controls

        Our management and our independent registered public accounting firm identified material weaknesses in our internal controls, as defined by the Public Accounting Oversight Board. The material weaknesses reported by our management and our independent registered public accounting firm in connection with the audit of our financial statements for 2004, 2005 and 2006 relate to our failure to maintain the following:

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  adequate resources available for financial reporting with appropriate skills, training and experience to ensure our financial results were reported in a timely and accurate manner, in particular causing us to inappropriately apply revenue recognition to revenue transactions that involved extended payment terms for software licenses and products transactions or project milestones for strategic consulting services engagements;

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  adequate supervision or oversight over the financial reporting process and the timely posting of entries; specifically resulting in account reconciliations and significant transactions not being subjected to appropriate reviews and approvals causing us to adjust the carrying value and interest expense for the convertible subordinated debentures and to adjust the purchase accounting for the acquisition of Earth Decision;

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  adequate segregation of incompatible duties due to the limited number of financial and accounting personnel in many of our locations and our failure to implement appropriate compensating controls;

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  adequate resources with tax knowledge to ensure the effectiveness of our indirect tax accounting, income tax provisions and related deferred tax accounts as well as our related financial statement disclosures in accordance with SFAS No. 109, requiring us to adjust amounts previously recorded for income, sales, and value added tax;

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  formal documented procedures to guide our personnel in the completion of their duties resulting in significant inconsistencies in the manner that our personnel prepared records in our dispersed accounting centers;

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  adequate policies and procedures for the use of cash and the documentation of transactions involving cash in China; and

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  adequate policies and procedures for compliance with anti-corruption and export control laws in the jurisdictions in which we operate.

        See "Risk Factors—Our management and auditors have identified material weaknesses in our internal controls that, if not properly remediated, could result in material misstatements in our financial statements in future periods and impair our ability to comply with the accounting and reporting requirements applicable to public companies."

        In 2006, we have taken remedial measures to improve the effectiveness of our internal controls, including:

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  hired a chief financial officer and chief accounting officer, each with over 25 years of accounting experience, including experience working for publicly traded companies with global operations meeting the requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

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  hired a manager of internal controls with Section 404 of the Sarbanes-Oxley Act of 2002 experience;

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  completed the deployment of an Oracle-based accounting system that we intend to use to consolidate our financial centers; and

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  increased the level of involvement of our external tax advisors.

        During 2007 we commenced the following remedial measures to improve the effectiveness of our internal controls:

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  establishing an internal audit function and audit committee of our Board of Directors that includes independent directors with relevant financial expertise;

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  engaging outside consultants to perform internal audit functions related to evaluating processes and making recommendations for enhancing controls;

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  adding additional personnel with relevant tax and financial experience;

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  deploying a financial training program; and

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  adopting a new company-wide code of conduct and a training program for employees regarding compliance with laws and regulations.

        As part of the process of transitioning to a publicly-traded company, we have acknowledged that an appropriate level of financial and tax resources, both in experience and in quantity, is required to support our company. This support entails hiring employees with appropriate levels of knowledge, experience and training in the application of GAAP commensurate with our financial reporting requirements and engaging financial advisors to support our company with the implementation of stronger financial controls. In 2006, we incurred approximately $0.4 million of incremental personnel costs and $0.4 million of consulting expense from the utilization of external financial advisors to address internal control over financial reporting. Also, during 2006 we completed the deployment of a global common financial accounting system to streamline the recording of our financial transactions in order that our resources are able to devote more time to the quality control process. We capitalized $0.5 million of costs and incurred $0.1 million of expense associated with this project. In 2007, we expect to incur approximately $1.6 million of incremental personnel costs in addition to those incurred in 2006 to further address internal control over financial reporting. We will also continue to engage external advisors to improve our accounting for income taxes and begin to utilize external financial advisors to assist us in improving, documenting and testing our internal controls and reviewing our financial records as part of the closing process. We expect to incur approximately $3.7 million of incremental expense in 2007 as compared to 2006 for the services provided by these engagements. The total costs in 2007 could be greater depending on our level of operations.

        In the course of responding to the matters raised by our independent auditors and our continuing evaluation of our internal controls and procedures, particularly in connection with our management's report on, and the attestation of our auditors to, the effectiveness of our internal controls over financial reporting that will be required for us beginning with our annual report on Form 10-K for our fiscal year ending December 31, 2008 pursuant to Section 404 of the Sarbanes-Oxley Act, we may decide to, or be required to, make additional changes to our internal controls and procedures that could change the way we record, process, summarize and report financial data.

        As a public company, our management team, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, will be required to evaluate the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15 as of the end of the period covered by each annual and quarterly report we file under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer will be required to make a conclusion as to whether our disclosure controls and procedures are effective for ensuring that information required to be disclosed by us in our public reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Act are accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. We also will be required to identify whether there were any changes in our internal control over financial reporting that occurred during our most recent quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In conjunction with its evaluation, our management will be required to communicate its findings to the Audit Committee of our Board of Directors. We can give no assurance that we will be able to favorably assess our internal controls over financial reporting or that our independent auditors will be able to provide an unqualified attestation report.

Inflation

        We believe that inflation has not had a significant impact on our business.

Quantitative and Qualitative Disclosures about Market Risk

  Interest Rate Risk

        Our interest expense and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments, consisting primarily of short-term bank deposits which bear minimal interest rate risk.

        Our exposure to interest rate risk relates primarily to the credit facility. We had a total of $55.5 million of indebtedness outstanding under the credit facility at December 31, 2006. Loans under the revolver bear interest at LIBOR plus a margin of 2.0% per annum. Our term loan bore interest at a weighted average rate of LIBOR plus a margin of 2.63% per annum as of December 31, 2006. A 1% increase in interest rates would increase interest expense by approximately $0.6 million per year and reduce operating cash flows by approximately $0.4 million.

        We do not hold or issue derivative instruments for trading purposes. In accordance with the credit agreement we established interest rate swaps in the aggregate amount of $27.8 million with respect to a portion of the loans under the credit facility. The swaps convert the LIBOR rate on the variable rate loans to a fixed rate of 2.44%, 3.25%, and 4.39% related to $3.8 million, $5.0 million and $21.5 million, respectively, for a period of five, seven and four years, respectively.

  Foreign Currency Risk

        Our consolidated financial statements are expressed in United States dollars, but a portion of our business is conducted in currencies other than United States dollars. Changes in the exchange rates for such currencies into United States dollars can affect our revenues, earnings, and the carrying values of our assets and liabilities in our consolidated balance sheet, either positively or negatively. The translation effects of changes in exchange rates in our consolidated balance sheet are recorded within the cumulative translation adjustment component of our shareholders' equity for our subsidiaries in France and Canada. In 2004 and 2005, we recorded cumulative translation gains of $1.6 million and $1.9 million, respectively, reflecting changes in exchange rates of the Canadian dollar and the Euro currencies compared to the United States dollar. As of December 31, 2006 we recorded $3.1 million of cumulative translation gains. Other than France and Canada, the functional currency of our other foreign subsidiaries is the United States dollar. Accordingly, any differences resulting from the remeasurement of assets, liabilities and operations of these subsidiaries are recorded in other expense, net in the consolidated results of operations.

        A 5% change in the average exchange rates of all the foreign currencies in 2006 would have changed revenue by approximately 1%, or $1.2 million. If the 2005 average exchange rates of the United States dollar against all foreign currencies had increased by 5%, our income from operations would have increased by $1.7 million. Conversely, a 5% weakening of the US dollar average exchange rates would have decreased income from operations by the same amount.

        Where we believe appropriate, we enter into foreign exchange forward contracts to hedge some of our foreign currency exposure. We use such contracts on a limited basis to minimize exposures to exchange rates on recorded receivables and payables. The value of foreign currency forward contracts was not significant at December 31, 2006, 2005 or 2004.

Change in Independent Registered Public Accounting Firm

        On June 28, 2006, Paradigm B.V. engaged Grant Thornton LLP as its independent registered public accounting firm and replaced Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, effective for the fiscal year ended December 31, 2006. We have also engaged Grant Thornton to audit the financial statements of Paradigm B.V. for the years ending December 31, 2003, 2004 and 2005.

        The report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for the fiscal years ended December 31, 2004 and 2005 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or application of accounting principles. During the fiscal years ended December 31, 2004 and 2005, and through the date of replacement, (1) there were no disagreements with Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, would have caused them to make reference thereto in their report on the financial statements for such fiscal periods and (2) there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K promulgated by the SEC.

        During the fiscal years ended December 31, 2004 and December 31, 2005, respectively, and through the date of appointment, neither we nor any person on our behalf has consulted with Grant Thornton LLP regarding either (1) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements, and (2) any matter that was the subject of a disagreement or reportable event pursuant to Item 304(a)(1)(iv) or (v) of Regulation S-K promulgated by the SEC.

        We provided a copy of this disclosure to Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, prior to the day the registration statement of which this prospectus forms a part was initially filed with the SEC and requested that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, furnish us within 10 business days of the date of this filing a letter addressed to the SEC stating whether it agrees with these statements and, if not, stating the respects in which it does not agree. A copy of the letter from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has been filed as an exhibit to this registration statement.

Recent Accounting Pronouncements

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not believe adoption of SFAS 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

        In June 2006, the FASB EITF issued EITF No. 06-03, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)," which states that a company must disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of this issue. If taxes included in gross revenues are significant, a company must disclose the amount of such taxes for each period for which an income statement is presented. The issue will be effective for us beginning January 1, 2007. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. Based on our current evaluation of this issue, we do not expect the adoption of EITF No. 06-3 to have a significant impact on our consolidated financial position, results of operations or cash flows.

        In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109. Interpretation No. 48 prescribes a financial statement recognition threshold and measurement attribute regarding tax positions taken or expected to be taken in a tax return. A tax position may be (1) recognized in financial statements only if it is more-likely-than-not that the position will be sustained upon examination through any appeals and litigation processes based on the technical merits of the position and (2) if recognized, measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. This interpretation is effective January 1, 2007. We are assessing the potential effect this interpretation will have on our financial position and results of operations as of and for the three months ending March 31, 2007 and the year ending December 31, 2007.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. We are currently evaluating the potential impact of this statement.

        In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 was issued in order to eliminate the diversity of practice in how public companies quantify misstatements of financial statements, including misstatements that were not material to prior years' financial statements. We have applied the provisions of SAB 108 in connection with the preparation of our annual financial statements beginning with the year ending December 31, 2006. SAB 108 did not have an effect on our consolidated financial position, results of operations and cash flows.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 will apply only to entities that elect the fair value option. We have not made a determination as to whether we will elect the fair value option. If we elect to do so, this standard will become effective for us on January 1, 2008.

OUR BUSINESS

Overview

        We are a leading provider of enterprise software solutions to the global oil and natural gas exploration and production industry. Our software enables our customers to locate new oil and natural gas reservoirs and optimize production from new and existing reservoirs. Our customers use our integrated software suite to create dynamic digital models of the Earth's subsurface by analyzing and interpreting vast amounts of data from a wide variety of sources. We also provide strategic consulting services that utilize our software applications to enhance our customers' exploration and production workflows and assist them in realizing greater returns on exploration and production activities.

        The oil and natural gas industry was expected to spend approximately $137 billion in 2006 to discover and produce oil and natural gas reserves, according to PennWell Corporation. Oil and natural gas companies base their exploration and production spending on their ability to predict whether subsurface geological formations contain oil or natural gas and to determine whether reserves can be extracted in a cost-effective manner. Our integrated suite of software applications assembles vast amounts of data about a target geological region in order to generate a digital model of the Earth's subsurface for that area. These subsurface models of the Earth facilitate our customers' assessments of potential oil and natural gas reserves and assist in the determination of the most efficient and safest extraction method.

        Our team of over 850 employees is strategically located across 28 countries in major oil and natural gas producing regions to address our customers' needs in the regions in which they operate. Our development team of more than 200 skilled earth scientists, computer scientists and engineers, including approximately 60 Ph.D.s, solves industry problems and translates solutions into user-friendly, comprehensive software applications. We complement our research and development activities by collaborating with our customers and supporting approximately 150 research and academic institutions globally.

        We have approximately 500 customers worldwide, including all of the super-major oil companies, such as ExxonMobil and BP, as well as many of the major, national, and independent oil companies and services companies, including PetroChina, PDVSA and Devon. We generate our revenues from sales of software licenses and products, and related maintenance and support services, as well as from strategic consulting solutions. We generated revenues of $98.7 million and $144.5 million, respectively, for the years ended December 31, 2005 and 2006 and generated $10.3 million and $17.9 million of cash from operations during such periods, respectively.

Challenges Facing Our Customers

        The process of finding, extracting and producing oil and natural gas requires large capital and operating expenditures with no certainty of success. Oil and natural gas companies must analyze and evaluate subsurface data in order to make intelligent investment decisions, realize greater returns and capitalize on their investment. Companies make these decisions during all market conditions, including during periods of low commodity prices, when exploration and production capital budgets are constrained, and during periods of high commodity prices, when extraction activities must be maximized. In addition, oil and natural gas companies face other significant challenges relating to the exploration and production processes, including:

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  Optimizing Production from Existing Reservoirs.    Oil and natural gas companies face a trade-off between maximizing short-term production of oil and natural gas from a reservoir and extracting the greatest percentage of reserves over the reservoir's lifetime. If a company opts to extract the highest volume of oil and natural gas in the short-term, it risks changing the physical properties of the reservoir and potentially limiting its total lifetime production. As a result, oil and natural gas companies continually strive to identify production levels and methods that will enable them to maximize both daily production and the total amounts of oil and natural gas recoverable from the reservoir over its lifetime.

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  Locating New Reservoirs.    As existing reservoirs are depleted and global demand for oil and natural gas continues to increase, oil and natural gas companies must discover new reservoirs. Because the most readily available reservoirs have been developed, new reservoirs tend to be located in deeper water, at greater depths, in more complex geological formations, or in more remote locations than in the past. New reservoirs in areas where production currently exists also tend to be smaller than past discoveries. Large frontier opportunities exist primarily in high cost, operationally complex areas such as deep water. Therefore, oil and natural gas companies must locate more reservoirs and drill more wells to sustain production and replace diminishing reserves associated with current production. They are also investing in high risk, high cost frontier opportunities for larger discoveries.

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  Managing Vast Amounts of Subsurface Data.    Oil and natural gas companies must aggregate and analyze vast amounts of subsurface data from a variety of sources to identify and develop reservoirs. For example, a single offshore seismic acquisition project can exceed 100 terabytes of seismic data and can be used to generate subsurface images that cover thousands of square kilometers. In addition, as exploration in geologically complex locations and reliance on three dimensional imaging have increased, data volumes have also increased. The emergence of time-based three-dimensional seismic data acquisition will significantly increase the volumes of data that need to be processed and analyzed. As a result, oil and natural gas companies require technological solutions and consulting to better manage and efficiently interpret their growing data inventories.

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  Attracting Qualified Personnel.    Oil and natural gas companies currently face a limited labor market for qualified earth scientists and engineers whose skills are critical for guiding exploration and production activities. Global demand for their skill sets has increased significantly due to expanded exploration activities. As a result, oil and natural gas companies are seeking new ways to increase the productivity of their existing earth scientists and engineers and to streamline their workflows in order to effectively operate with limited human resources.

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  Complying with Regulatory Constraints.    Increasing constraints such as environmental and safety regulations are forcing oil and natural gas companies to minimize their environmental impact and liabilities associated with the exploration and drilling process. For example, data gathering, drilling and production in sensitive ecological areas with strict environmental regulations must be constrained to smaller surface areas and fewer wells. These constraints create significant new and complex engineering challenges for oil and natural gas companies. A detailed understanding of the Earth's subsurface is required to minimize the impact of oil and natural gas operations on the Earth's surface.

        To address these and other challenges, oil and natural gas companies have increased their reliance on technical analyses of the Earth's subsurface. According to the 2005 IT Spending Survey research report published by Energy Insights, an IDC Company, total spending on software by the oil and natural gas industry in 2005 was approximately $8 billion and is expected to grow to more than $11 billion by 2009. We operate in the exploration and production applications subsector of this market, which is expected to grow more than 11% annually through 2009. The increasing complexity of oil and natural gas extraction requires more sophisticated technical analyses and process optimization to ensure efficient production activities with adequate financial returns. To assist with these requirements, oil and natural gas companies are allocating increased amounts of their technology spending to software and services that assist them in making these exploration and production investment decisions.

The Paradigm Solution

        We deliver our science, engineering and business process expertise in the form of enterprise software and software-related strategic consulting that assist our clients in realizing greater value and returns from their exploration and production processes. Our integrated software suite enables our customers to create dynamic digital models of the Earth's subsurface used to improve their exploration and production decision making, particularly in complex regions. Our customers use our solutions to enhance their ability to locate new reservoirs to replace reserves, increase exploration well success rates, optimize drilling efficiency, sustain production from existing reservoirs and improve productivity of their assets and workforce. Our customers rely on our solutions in times of high commodity prices, when our customers seek to improve the speed and effectiveness of their exploration and production activities, and during periods of low commodity prices, when they cannot afford to devote resources to prospects without a high probability of success.

        Our scientists work closely with our software developers to build integrated solutions that are applied to oil and natural gas basins around the world. Our software uses advanced mathematical algorithms to transform vast amounts of recorded subsurface information into detailed images and geologic models of the Earth's subsurface. Our software allows our customers to update these earth models with new data and additional processes as they become available, eliminating many of the manual tasks previously associated with data analysis, reducing model building error and facilitating collaboration between earth scientists and engineers working on common projects.

        Our software modules operate on common data formats and can access data from many third-party databases, eliminating the time required to duplicate data and reducing the possibility of creating errors in the data conversion process. This open system architecture generally makes our software easy to deploy across our customer's entire enterprise environment and to integrate our software into their current applications. As a result, our customers can leverage their previous technology investments when adding our technology to their portfolio, lowering a key barrier to entry of software adoption.

Our Competitive Strengths

        We believe that we are a leader in the markets we serve as a result of the following competitive strengths:

        Leading Model-Centric Software for the Earth's Subsurface.    As pioneers in the development of interactive modeling, imaging and seismic data processing software for the oil and natural gas industry, we have developed an integrated software suite that creates dynamic models of the Earth's subsurface from multiple sources of data. Through our Paradigm Epos™ Data Sharing and Interoperability Framework, our software incorporates data and analyses from multiple sources into a single model of the Earth's subsurface, creating a comprehensive view of the region being examined. We believe that our model-centric approach to subsurface analysis is more effective than other available technologies. We believe that our technological leadership has resulted in our reputation as a leader in assisting companies to locate new oil and natural gas reservoirs and optimize production in complex geological areas.

        Ability to Leverage Vast Amounts of Complex Data.    Our software assembles subsurface data from numerous sources to provide a comprehensive view of the Earth's subsurface. This data often comprises hundreds of terabytes for each potential drilling site. Our software renders this data useful by generating dynamic, digital models of the Earth's subsurface that our customers use to make exploration and production decisions. We have devoted substantial resources to optimizing our software algorithms to enhance processing efficiency, resulting in reduced cycle times. We believe that the ability of our software to rapidly process and image hundreds of terabytes of complex subsurface data from multiple sources gives us a substantial advantage over our competitors.

        Comprehensive, Integrated and Open Architecture Software Solutions.    We provide a comprehensive software suite that can address challenges throughout the exploration and production lifecycle. Our core software applications can operate on a standalone basis or be combined to form an integrated software system. This open and modular architecture allows our customers to purchase our targeted applications to solve specific problems and creates opportunities for us to cross-sell additional applications. Our customers integrate our software with their specific workflows and share data across our applications. Our open architecture enables our software to be compatible with third-party applications and existing subsurface databases, in many cases without conversion or reformatting. Because of the interoperability of our software, our customers have minimal costs and downtime when integrating our solutions into their existing workflows.

        Independent Provider of Subsurface Software.    Our principal activity is providing our customers with advanced scientific software and strategic consulting that facilitate the search for and production of oil and natural gas. By licensing our software, our customers can use our solutions to independently analyze and verify their subsurface data. Because we do not provide drilling, well completion or other oilfield services, we are able to focus our resources on creating analytical tools that provide our customers with an independent view of their oil and natural gas prospects. We believe that our dedication to providing innovative software solutions enhances our ability to create leading products.

        Global Footprint for Support, Strategic Consulting and R&D Activities.    We license our software and provide strategic consulting to approximately 500 customers worldwide. We maintain sales, service and user support offices, and technology centers that are strategically located in 28 countries, including rapidly developing nations such as India and China. Through our international presence, we are also able to recruit premier talent on a global basis. We staff our offices with skilled technical and marketing personnel who are familiar with local customs and languages. We provide our customers with strategic consulting globally that assists them in solving challenges related to their subsurface prospects by optimizing their exploration and production processes. Our presence in the regions in which our customers operate provides us with critical insight into our customers' specific needs and upcoming projects. It also furthers our expertise on the various oil and natural gas basins around the world.

        Strong Management Team with Extensive Industry Experience.    Our management team has substantial experience in applying technology to address the needs of the oil and natural gas community. For example, our CEO, John W. Gibson, Jr., has over 20 years of experience in the oil and natural gas industry, during which time he led Chevron's subsurface research and development team and Halliburton's energy services business. These experiences have given him key insights into the needs of our customers, an understanding of the use of technology to solve complex exploration and production challenges and a reputation as a recognized leader within the oil and natural gas industry. Our other senior executives have an average of 23 years of experience in the oil and natural gas industry. These executives have held senior positions at oil and natural gas technology and consulting services companies, including Landmark Graphics, Schlumberger, Input/Output Inc., Telcordia and Science Applications International Corp. As a result of our senior executives' extensive industry experience, we have direct contacts with many of our customers' senior decision-making executives worldwide.

Our Strategy

        Our goal is to extend our position as a leading provider of digital solutions that visualize, interpret and analyze vast amounts of earth subsurface data to industries requiring digital subsurface modeling. Our strategy to achieve this objective includes the following:

        Extend Our Technological Leadership.    We are a leader in the industry's transition from data-centric software solutions, which create static views of the Earth's subsurface, to model-centric solutions, which provide dynamic models of the Earth's subsurface that incorporate data and analysis from multiple disciplines. We are continually working with our customers to create new software applications that will address their evolving needs. In addition, we intend to continue to focus on enhancing the interoperability of our solutions with third-party applications and our customers' data in order to better integrate our solutions with their existing project workflows. We believe we can also successfully extend our technological leadership position by furthering our collaboration efforts with academic and professional associations and by continuing to enhance our product development and strategic consulting teams with recognized talent. We also expect to leverage our strategic consulting services to further our technological innovation and product development efforts using the significant insight we gain into the challenges facing our customers.

        Further Penetrate and Expand Our Extensive Customer Base.    Our customers view our software applications and related services as critical to their search for oil and natural gas and optimization of production from existing reservoirs. We believe we can capitalize on this brand equity and installed base by cross-selling additional applications from our comprehensive set of enterprise solutions. Additionally, we intend to further simplify the usability of our products so that our software may be deployed to a broader user base within our customers' organizations, leading to sales of additional licenses. We believe that we can also grow our software sales by continuing to focus on delivering high quality strategic consulting services that demonstrate effectively the value of our offerings to our customers' exploration and production activities. We also intend to expand our customer base by configuring our software solutions to be used in other subsurface industries, including mining, water and waste management, civil engineering, construction and hazardous materials.

        Expand Our Global Presence.    We intend to continue to expand our global footprint by adding skilled sales, technical sales, support and strategic consulting personnel to our existing locations. We plan to focus on regions that have been increasingly targeted for oil and natural gas discovery, such as Russia, India, China, Latin America, the Middle East, West Africa and North Africa. We intend to continue collaborating with our customers in their operational regions around the world. Through this customer collaboration, we will continue to improve our understanding of our customers' current and anticipated technology needs and adapt our products and strategic consulting solutions to address those specific problems.

        Selectively Pursue Strategic Acquisitions.    We intend to selectively pursue strategic acquisitions that provide complementary and innovative technologies, intellectual property and experience to enhance our software and strategic consulting solutions. For example, our recent acquisition of Earth Decision enhanced our ability to provide industry-leading, model-centric software and exploration and production process improvement capability. We believe that these types of acquisitions can accelerate the addition of new technology into our product portfolio and strategic consulting, positioning us to increase our market share in our core oil and natural gas industry as well as to become a leader in other subsurface markets.

Our Offerings

        We license our software applications and provide maintenance and support services to our customers. We also provide strategic consulting using our software applications.

  Software Applications

        Since the inception of our company, we have been a leading innovator in the development of advanced subsurface software that helps our customers locate new oil and natural gas reserves and optimize production in complex geological areas. Our software suite consists of multiple application modules that can be seamlessly integrated to automate exploration and production workflows in the following areas:

        Data Processing and Imaging.    Our Paradigm Rock and Fluid™ Imaging solutions provide our customers with advanced seismic processing and imaging technology. Our software processes and translates hundreds of terabytes of field data per reservoir into high-resolution images of the Earth's subsurface using cost-effective, server-based computing. Our applications reduce data processing time and optimize the underlying data to create detailed subsurface images of potential drilling locations. Our key software applications within these solutions include Focus™ and GeoDepth™.

        Visualization, Interpretation and Modeling.    Our Paradigm Rock and Fluid™ Interpretation solutions allow our customers to analyze the relationships of various data types, including but not limited to seismic data, satellite images, well logs, seismic sensor data, and well and production data. These combined data sets are used to create subsurface models for the interpretation and analysis of prospects for oil and natural gas wells. As a result of our acquisition of Earth Decision, our customers are able to better predict the behavior of reservoirs during well planning and the extraction of oil and natural gas through our interactive earth modeling. Our key software applications within these solutions include VoxelGeo™, SeisEarth™, GOCAD™ and Explorer™.

        Reservoir Characterization and Petrophysical Analysis.    Our Paradigm Rock and Fluid™ Characterization solution bridges the geological, geophysical and petrophysical properties of the earth model, by providing a four-dimensional subsurface model. These four-dimensional models provide three-dimensional images over a period of time, providing a greater understanding of the relationship between the subsurface reservoir and the fluids in the reservoir. Our key software applications within these solutions include Stratimagic™ and Geolog™.

Our sales of each of our Paradigm Rock and Fluid™ Imaging, Interpretation and Characterization solutions each generated approximately one-third of our software licenses and products revenues (net of third-party hardware and software) in 2005. During 2006, our Visualization, Interpretation and Modeling solution (including Earth Decision products) generated approximately 45% of our software licenses and products revenues (net of third-party hardware and software). Data Processing and Imaging generated approximately 26% and Reservoir Characterization and Petrophysical Analysis generated approximately 29% of our software licenses and products revenues (net of third-party hardware and software).

        Our software modules and workflows are built around our award-winning proprietary common integration framework, Paradigm Epos™ Data Sharing and Application Interoperability Framework. Paradigm Epos™ is a middleware platform developed using industry open standards. It allows our software applications to share and analyze data across our software suite. By integrating our software through Paradigm Epos™, our software suite can readily share data across all of our applications and our customers' existing databases and applications. As a result, our customers can quickly transition to our software while having the flexibility to continue to access legacy data in its original form. These features also accelerate the transition time of our customers to our products, reduce processing time and facilitate collaboration between different users.

        In December 2006, we acquired a 10% equity interest in OpenSpirit Corporation, a U.S. company based in Sugar Land, Texas. OpenSpirit has developed an integration framework allowing interoperability between multiple vendors' applications and data used by oil and gas exploration and production companies. We believe that this acquisition further emphasizes our support of developing a vendor neutral application and data integration environment for our customers.

  Maintenance and Support Services

        Our maintenance and support agreements provide customers access to technical support and product upgrades. Customers enrolled in our maintenance and support programs may download product documentation, product enhancements and support packs and are entitled to contact our customer support group for assistance in resolving product use issues.

        We employ earth scientists, engineers and computer scientists to provide a variety of post-sales software support. These activities include installation and configuration support, end-user technical training, remote technical support, workflow consulting and on-site troubleshooting. We employ approximately 140 support professionals worldwide, which gives us a geographic presence in major oil and natural gas producing locations.

        We typically sell single and multiple years of software maintenance in conjunction with the initial purchase of the software license. Most of our customers have entered into renewable maintenance and support agreements following the expiration of the initial support period. In 2006, the dollar value from our renewed annual maintenance contracts was approximately 92% of the dollar value from such maintenance contracts in 2005.

Strategic Consulting

        We provide strategic consulting that enhances our customers' ability to address the increasingly sophisticated technological, scientific and business challenges encountered in their exploration and production activities. Our global team of earth scientists, engineers and computer scientists leverage the power of our software applications using their blend of technical knowledge and practical experience to improve the exploration and production work processes of our customers. Before June 30, 2005, we primarily offered outsourced seismic data processing. We have since de-emphasized these less profitable offerings in favor of pursuing strategic consulting engagements. We provide strategic consulting that assists in finding new reserves, enhancing recovery from existing reserves and reducing the risk associated with exploration and production activities.

        Our strategic consulting strengthens our customer relationships. Through these services, we are able to assist our customers in realizing greater returns on exploration and production activities which demonstrates the value of our software applications. In addition, as our strategic consulting personnel collaborate with our customers, we gain valuable insight into industry challenges which forms a key element of our product development and innovation processes.

Customers

        We have approximately 500 customers located worldwide. Our customers include the super-major multi-national, oil and natural gas companies, leading state-owned oil and natural gas companies, as well as numerous independent producers and oilfield services providers, including the following:

Super Majors	National Oil Companies	Independent Oil Companies
BP	LukOil	Anadarko
Chevron	Norsk Hydro	BHPBiliton
ConocoPhillips	ONGC Ltd. (India)	Devon
Eni S.p.A.	PDVSA (Venezuela)	EnCana Corporation
ExxonMobil	Pemex	Marathon
Shell	Petrobras	Murphy Oil
Total S.A.	PetroChina	Santos
Reliance Industries
Repsol YPF
Saudi Aramco
Statoil

        The above-named customers, with whom we have ongoing relationships, are representative of our customers within each of the specified sectors. We do not depend on one single customer. In 2006, our largest customer represented approximately 6% of our total revenues, with our top 10 customers representing approximately 38% of our total 2006 revenues. In 2006, approximately 80% of our revenues were generated from customers based outside of the United States.

        We believe that our strong reputation and global sales and customer support network help us to create long-term relationships with our customers.

Sales and Marketing

        We sell and market our integrated software suite and strategic consulting solutions worldwide directly to our customers through a global network of sales, consulting and user support offices in 28 countries. Our global team is comprised of persons who are familiar with the business regions in which they work, enabling us to understand the customer buying requirements and procedures. Our global reach allows us to develop close working relationships with our customers, which provides us with an understanding of our customers' technical and operational challenges in order to develop new solutions that solve their problems.

        Our local offices are staffed with highly-trained, senior technical and marketing personnel that market our products to the user community and executives within our customers' organizations. We have approximately 140 sales professionals, each of whom receives at least a portion of his or her compensation based on sales commissions. We also generate approximately 13% of our sales through the efforts of independent agents in oil and natural gas regions.

        We have established relationships with a number of leading hardware, software and systems integration vendors. These relationships help us to market our products to a broader customer base and provide us access to emerging technologies.

Research & Development

        We employ a worldwide research and development team of approximately 220 people. Our highly educated, multi-national workforce is comprised of subject matter experts in earth science, software engineering, and computer science. We manage our research and development efforts as an integrated global team with seven research centers located in Australia, Canada, France, Israel, Russia, the United Kingdom and the United States. Our geographical distribution of research and development offices provides several competitive advantages, including access to local personnel and expertise at prevailing local rates and relevant knowledge of local oil and natural gas regions. We believe that our global geographical presence also enables us to attract leading employee candidates to our company from each region in which we operate.

        Our research and development operations are organized into four technical domains, which are based upon the lifecycle of the oil and natural gas reservoirs:

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  Seismic Data Processing and Imaging,

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  Interpretation, Visualization and Modeling,

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  Reservoir Characterization and Petrophysical Analysis, and

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  Well Planning & Drilling.

These technical domains are supported by four functional groups organized along the basic functions of software engineering and commercialization: infrastructure, quality assurance, technical communications, and technical support. Our research and development teams tailor the functions of our software to meet the technical needs of the market.

        We enhance and upgrade our digital subsurface modeling software on an ongoing basis to respond to market requirements. Additionally, we continually upgrade our software to leverage advances in computer graphics, as well as changes in operating systems, data storage systems and hardware. We believe that collaboration with our customers and strategic partners is beneficial to our product development process. We work directly with our customers and with leading research institutions to determine the market's current and anticipated needs and to incorporate this feedback into our product roadmap. In addition to external customer feedback, our research and development efforts are enhanced through interaction with our strategic consulting personnel who provide important feedback regarding the application of the latest releases of our software products.

Intellectual Property

        Our intellectual property rights are an important factor in maintaining our technological advantage, although we do not consider any one intellectual property right to be essential to our success. Although we have patented some of our technology, we primarily rely on copyright, trademark and trade secret laws, contractual provisions and licenses to protect our intellectual property. We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants and through other security measures. We have licensed certain technology from third parties, including software or modules that we have incorporated into our software solutions or that we use in our service centers. The intellectual property rights of the vendors are protected by appropriate license agreements. From time to time, we are involved in litigation relating to the protection of our intellectual property rights. See "—Legal Proceedings."

        As of March 31, 2007, we held 10 issued United States patents and have 9 additional United States patent applications pending. In addition, we hold various foreign and international patents and patent applications. Our patents and patent applications cover features, arts and methodology employed in certain of our existing product families. Our patents have expiration dates ranging from 2007 to 2023. We continue to pursue the filing of additional patent applications as we believe appropriate.

        We claim copyright protection for the proprietary documentation used in our products and for software components of our products. We have registered or applied to register many of our product and corporate names as trademarks in the United States.

  Material License Agreements

        VoxelGeo License Agreement.    Under the VoxelGeo License Agreement with Vital Images Inc., dated August 25, 1995, Vital Images grants us a worldwide, perpetual, exclusive license to (1) use, modify and sublicense the 3D volume interpretation software commonly referred to as VoxelGeo (including both object code and source code) and (2) use the VoxelGeo trademark in connection with such software. Our use and exploitation of the software and trademark are limited to uses in connection with visualizing and interpreting seismic and other subsurface (earth and water) information. We are also permitted to use the licensed software source code to create derivative software that incorporates such VoxelGeo software. In exchange, we were required to pay a one-time license fee of $1.5 million, in addition to a sliding scale of royalty payments based on our sublicensing of the software or our sales of specified derivative software products. As of January 1, 2001, all royalty payment obligations were satisfied and the license was deemed fully paid. Additionally, Vital Images assigned to us all of its right, title and interest in its existing license and maintenance agreements and customer directed development initiative agreements. Either party may terminate this agreement upon the material breach of the other party, provided that the breaching party has been provided notice of its breach and has not cured such breach within 30 days after its receipt of such notice.

        GOCAD License Agreement.    Under the License Agreement for the Utilization of DSI Patents, between Total S.A., La Compagnie Générale de Géophysique (or CGG), Professor Jean Laurent Mallet (collectively, the co-owners) and Earth Decision, dated November 13, 2003, the co-owners grant Earth Decision a worldwide license to use the DSI patents to market and maintain the GOCAD software program. The license granted to Earth Decision is irrevocable, provided that Earth Decision achieves an annual turnover of €500,000. The license is exclusive, provided that Earth Decision distributes at least €75,000 in annual royalties to the co-owners. If Earth Decision fails to meet its royalty obligations, the license becomes non-exclusive. Earth Decision is also granted the right to sublicense the DSI patents to its clients for use of the GOCAD software program and the right to grant marketing sublicenses to its affiliates and to third-parties, provided such sub-licensees comply with Earth Decision's obligations under the agreement.

        In exchange, Earth Decision agrees to pay to Total and CGG annual royalties equal to (a) 0.75% of the annual turnover achieved by Earth Decision and its sub-licensees from marketing the GOCAD Software Program, (b) 0.75% of annual turnover for Earth Decision's utilization of the DSI patents outside the GOCAD software program and (c) 22.5% of the amount of royalties received by Earth Decision through sublicenses of the DSI patents to a third-party outside of the GOCAD Software Program. Paradigm B.V., our subsidiary, acquired Earth Decision through a series of transactions during August and September 2006. Additionally, under a separate agreement, Paradigm B.V. has agreed to pay annual royalties to Professor Mallet for the DSI patents and new patents that Professor Mallet may license to us.

Competition

        We compete with a limited number of large and well-established companies. Our primary competitors are software and digital consulting divisions within Schlumberger and Halliburton, which are large, vertically integrated oilfield service providers. Some of our strategic consulting offerings compete with other oilfield service companies, and smaller providers of partial subsurface software solutions to the oil and natural gas industry.

        Many oil exploration companies also have their own in-house capabilities for seismic data processing, imaging, interpretation and well planning. Some of these in-house service groups are customers for both our software solutions and our data processing services, as a supplement to their internal capacity.

        We believe that the principal competitive factors affecting our market include a company's commitment to:

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  technology advancement and innovation,

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  open architecture and open standards,

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  software reliability and quality of products,

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  performance and throughput of its software, and

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  support, exchange and integrate available subsurface data.

While we believe that we compete favorably on the basis of these factors, many of our competitors have significantly greater financial resources, larger development staffs and more extensive marketing and distribution capabilities.

Employees

        As of March 31, 2007, we employed 878 persons, including 142 in sales and marketing, 221 in research and development, 194 in technical and customer support, 180 in strategic consulting group and 141 in general and administrative functions. As of March 31, 2007, our employees were located in the following geographical areas: 281 in North America, 166 in Europe and Africa, 122 in the Middle East, 105 in the Commonwealth of Independent States, 76 in Central and South America, 101 in Asia Pacific and 27 in China. None of our employees are represented by labor unions. We believe that we have good relations with our employees.

Our History

        Our company was incorporated in the Cayman Islands in 2006 as a holding company for Paradigm B.V. (formerly named Paradigm Geotechnology B.V.). Fox Paine, an international private equity firm, formed Paradigm B.V. in 2002 in connection with the acquisition of our subsidiary, Paradigm Geophysical Ltd. Prior to the acquisition, Paradigm Geophysical Ltd. had been listed on the Nasdaq National Market from 1998 through 2002.

Legal Proceedings

        From time to time we are involved in litigation and proceedings arising out of the ordinary course of our business. Litigation is subject to inherent uncertainties. Were an unfavorable outcome to occur, including with respect to the matters described below, there exists the possibility of a material adverse impact on our financial position and results of operations for the period in which the unfavorable outcome occurs and potentially in future periods.

        We are currently involved in litigation with Landmark Graphic Corporation and Magic Earth, Inc., which are both subsidiaries of Halliburton Corporation. The litigation commenced in July 2005, when Landmark and Magic Earth filed suit against Paradigm Geophysical Corp., our subsidiary incorporated in Delaware, in the United States District Court for the Southern District of Texas. Landmark and Magic Earth originally alleged that, specifically, our subsidiary's 3D Propagator, Reservoir Navigator and VoxelGeo products infringed three patents, United States Patent Nos. 6,765,570, 5,570,106 and 5,615,171, held by Landmark and Magic Earth. In December 2005, Landmark and Magic Earth added Seismic Micro-Technology, Inc. as a defendant as to that portion of the complaint concerning United States Patent No. 6,765,570. In February 2006, we entered into an alternative dispute resolution agreement, pursuant to which the case filed by Landmark and Magic Earth against Paradigm Geophysical Corporation was dismissed without prejudice to allow settlement discussions to proceed. When settlement discussions proved unsuccessful in May 2006, our subsidiary filed suit against

Landmark, Magic Earth and two former officers of Magic Earth in the United States District Court for the Southern District of Texas, alleging fraud and misrepresentation, breach of contract, unjust enrichment, unfair competition, copyright infringement and misappropriation of trade secrets, and seeking declaratory judgment that: (1) we own U.S. Patent No. 6,765,570 and the associated computer code; (2) Landmark and Magic Earth infringe the patent; (3) U.S Patent No. 6,765,570 patent is invalid and not infringed by our Reservoir Navigator and VoxelGeo Products; and (4) such patent is unenforceable due to inequitable conduct. We are also seeking damages and an injunction related to the infringements by Landmark and Magic Earth of our various rights. In June 2006, Landmark and Magic Earth refiled their infringement claim against Paradigm Geophysical Corporation relating to United States Patent No. 6,765,570. Although Landmark and Magic Earth have not reasserted their claims against us as to United States Patent Nos. 5,570,106 and 5,615,171 and no longer specifically refer to our 3D Propagator product, there is no assurance that those claims will not be reasserted at a later date. In September 2006, our complaint was consolidated with Landmark's case. Landmark and Magic Earth are seeking damages and an injunction related to the alleged infringement of Reservoir Navigator and VoxelGeo and alleged damages from "related workflows and services." In August 2006, Landmark, Magic Earth and the two individual defendants moved to dismiss several of our claims, including fraud and breach of contract. These motions have not been decided. We have moved to dismiss Landmark's and Magic Earth's patent infringement claims for lack of standing to sue. This motion was denied. We intend to continue vigorously pursuing our lawsuit against Landmark and Magic Earth and defending against their lawsuit.

        On December 20, 2005, Landmark sent a letter to Earth Decision alleging infringement of United States Patent Application No. 10/628,781 and United States Patent Nos. 6,690,820 and 7,765,570. As of March 31, 2007, no suit had been filed regarding these allegations.

Facilities

        We are domiciled in the Cayman Islands. We have regional headquarters in Houston (United States), Calgary (Canada), Buenos Aires (Latin America), greater London (Europe and Central Africa), Dubai (Middle East and Northern Africa), Kuala Lumpur and Mumbai (Asia Pacific), Moscow (Commonwealth of Independent Countries) and Beijing (China). Our executive management team resides in our Houston office, where we lease 54,748 square feet of commercial office space under our lease that expires in 2011.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information about persons who will serve as our directors and executive officers immediately upon completion of this offering:

Name	Age	Position Held
Saul A. Fox	53	Chairman of the Board of Directors
John W. Gibson, Jr.	49	Chief Executive Officer, President and Director
Jorge Machnizh	50	Chief Operating Officer
Elijio V. Serrano	49	Chief Financial Officer
David A. Verdun	50	Executive Vice President, R&D and Technical Support
Jean-Claude A. Dulac	45	Executive Vice President and Chief Architect
James E. Cashman III	53	Director Nominee
Alfonso Romo Garza	56	Director Nominee
Troy W. Thacker	34	Director
W. Dexter Paine, III	46	Director
Eldad Weiss	51	Director

        Saul A. Fox.    Mr. Fox has served as the Chairman of the Board of Directors of one of our subsidiaries since August 2002 and has served as the Chairman of our Board of Directors since September 2006. Mr. Fox has also served as the Chief Executive Officer of Fox Paine & Company, LLC since he co-founded Fox Paine & Company, LLC in 1997. Prior to founding Fox Paine & Company, LLC, Mr. Fox was a general partner at Kohlberg Kravis Roberts & Co. Mr. Fox was Chairman of the Executive Committee of the board of directors of both companies. Prior to joining Kohlberg Kravis Roberts & Co., Mr. Fox was an attorney specializing in tax, business law and mergers and acquisitions and participated significantly in law firm management at Latham & Watkins LLP, an international law firm headquartered in Los Angles, California. Mr. Fox received a B.S. in Communications from Temple University in 1975 (summa cum laude) and a J.D. from the University of Pennsylvania School of Law in 1978 (cum laude). Mr. Fox is the Chairman of the board of directors of United America Indemnity (Nasdaq: INDM) and a member of the Board of Overseers, University of Pennsylvania Law School.

        John W. Gibson, Jr.    Mr. Gibson has served as the Chief Executive Officer of one of our subsidiaries since July 2005 and has served as our Chief Executive Officer, President and as a Director on our Board of Directors since September 2006. Mr. Gibson has also served as Executive Managing Director of Fox Paine & Company, LLC from April 2005 to July 2005. Mr. Gibson has over 20 years of experience in the worldwide software and energy industries. From March 2003 to December 2004, Mr. Gibson served as President of Halliburton Energy Services Group, where he managed all of Halliburton's energy-related operations. From March 2001 to March 2003, Mr. Gibson worked for Landmark Graphics Corporation, a developer of oil and natural gas software solutions. Mr. Gibson has served as a member of the board of directors of Parker Drilling (NYSE: PKD) since 2001. Mr. Gibson also previously worked for 10 years in exploration and production geophysics for Gulf Oil Company and, following its acquisition by Chevron, for Chevron, including as head of research and development of Chevron. Mr. Gibson received a B.S. in Geology from Auburn University and an M.S. in Geology from the University of Houston.

        Jorge Machnizh.    Mr. Machnizh has served as the Chief Operating Officer of one of our subsidiaries since July 2005 and will be the Chief Operating Officer of our company on or before the completion of this offering. Mr. Machnizh has over 27 years of experience in the global upstream geophysical industry, including 16 years experience in worldwide geophysical operations. From March 2003 to May 2005, Mr. Machnizh served as President and Chief Operating Officer of Input/Output of Imaging Systems Group, an integrated geophysical technology design and manufacturing organization with global operations. Mr. Machnizh served as Vice President Operations for Landmark Graphics Corporation, a developer of oil and natural gas software solutions from May 1998 to February 2003. Prior to Landmark, Mr. Machnizh served as Regional Manager for Schlumberger Seismic Division. He received a degree in Geology from the University of Southern California.

        Elijio V. Serrano.    Mr. Serrano has served as the Chief Financial Officer of one of our subsidiaries since February 2006 and of our company since September 2006. Mr. Serrano has over 25 years of experience in leading global organizations in multiple industries, including 17 years of financial and operations experience in the oil and natural gas industry. From October 1999 to February 2006, Mr. Serrano served as Chief Financial Officer of EGL, Inc., a publicly-traded global transportation and logistics management company. From 1998 to 1999, Mr. Serrano served as Vice President and General Manager of Schlumberger Ltd.'s Western Hemisphere Seismic Division and prior to 1998 as Group Controller for Schlumberger's Seismic Operations. Mr. Serrano is a Certified Public Accountant and received a bachelors degree in Accounting and Finance from the University of Texas at El Paso.

        David A. Verdun.    Mr. Verdun has served as the Executive Vice President of Research and Development and Technical Support of one of our subsidiaries since July 2005 and will be the Executive Vice President of Research and Development and Technical Support of our company on or before the completion of this offering. Mr. Verdun has over 25 years of experience in technology management in the upstream oil and natural gas industry. From November 2003 to July 2005, Mr. Verdun served as Senior Vice President of GX Technology Corporation, a global provider of software and service solutions for seismic data acquisition and imaging. Mr. Verdun was self-employed as a technology management consultant from July 2002 until November 2003. From January 1991 to July 2002, he served as Executive Vice President of Research and Development at Landmark Graphics Corporation, a subsidiary of Halliburton Corporation, where he delivered the industry's first integrated product suite on the Linux Platform. Mr. Verdun received a degree in Geology from Albion College and attended executive programs at University of Michigan, MIT and Harvard.

        Jean-Claude A. Dulac.    Mr. Dulac has served as the Executive Vice President and Chief Architect of one of our subsidiaries since August 2006 and will be the Executive Vice President and Chief Architect of our company on or before the completion of this offering. Mr. Dulac has over 20 years experience in exploration and production application development. From November 1996 to July 2006, Mr. Dulac served as President of Earth Decisions Sciences Corporation and its predecessor T-Surf, a company that he founded. Mr. Dulac has 12 years of experience in geophysical research, was a chief architect for earth-modeling applications and is recognized for excellence in software engineering. Mr. Dulac received his masters degree in Geophysics from Stanford University and his masters degree in Geology from École de Géologie de Nancy.

        James E. Cashman III.    Mr. Cashman was nominated to become a member of our Board of Directors in December 2006 and is expected to serve on our audit committee. Mr. Cashman has over 10 years of experience in marketing and finance. He has served as the Chief Executive Officer of ANSYS Inc. (Nasdaq: ANSS) since February 2000 and has served as President of ANSYS Inc. since April 1999. From September 1997 to April 1999, Mr. Cashman served as the Senior Vice President of Operations for ANSYS, Inc. Mr. Cashman serves on the board of directors of the Pittsburg Technology Council and the Carnegie Museum of Natural History. Mr. Cashman received a B.S. and an M.S. in

Mechanical Engineering and a Masters in Business Administration in marketing and finance from the University of Cincinnati.

        Alfonso Romo Garza.    Mr. Romo was nominated to become a member of our Board of Directors in December 2006 and is expected to serve on our audit committee. Mr. Romo has over 19 years of experience in strategic and business development. Mr. Romo has served as the Chairman of the Board and Chief Executive Officer of Savia, S.A. de C.V. (OTC: VAIXF.PK) since 1986. He has served as a member of the Board of Directors of Cemex, S.A. de C.V. (NYSE: CX) since 1995 and of Gruma S.A. de C.V. (NYSE: GMK) since 1994. From 1987 until 1997, Mr. Romo served as the Chief Executive Officer and President of Empresas La Moderna. From 1994 until 1999, Mr. Romo served as the Chief Executive Officer and President of Empaques Ponderosa. From 1990 until 2001, Mr. Romo served as the Chief Executive Officer and President of Seguros Commercial America and from 1995 until 2005 he served as Chief Executive Officer and President of Seminis, Inc. Mr. Romo also serves on the board of trustees of the Donald Danforth Plan Science Center and he is member of the Board of Synthetic Genomics. Mr. Romo received an Engineering degree from Instituto Tecnologico y de Estudios Superiores de Monterrey.

        Troy W. Thacker.    Mr. Thacker has served as a Director of one of our subsidiaries' board of directors since August 2002 and a Director on our Board of Directors since September 2006. He has served as a Managing Director at Fox Paine since 2001 and a Managing Director of Fox Paine Management III, LLC since 2006. Prior to joining Fox Paine, Mr. Thacker was an investment professional at Gryphon Investors, Inc., a San Francisco-based private equity firm, which he joined after receiving his M.B.A. from Harvard Business School in 2000. From 1997 through 1998, Mr. Thacker was employed by SCF Partners, a private equity firm, and from 1995 through 1997, Mr. Thacker was an analyst at Morgan Stanley & Co. Incorporated. Mr. Thacker is the Vice Chairman of the board of directors of United America Indemnity (Nasdaq: INDM). Mr. Thacker received a B.S. in Chemical Engineering from Rice University in 1995.

        W. Dexter Paine, III.    Mr. Paine has served as a Director of one of our subsidiaries' board of directors since August 2002 and a Director on our Board of Directors since September 2006. He has served as President of Fox Paine & Company, LLC since he co-founded Fox Paine & Company, LLC in 1997 and CEO of Fox Paine Management III, LLC since 2006. From 1994 through 1997, Mr. Paine served as a senior partner of Kohlberg & Company. Prior to joining Kohlberg & Company, Mr. Paine served as a general partner at Robertson Stephens & Company. Mr. Paine is Chairman of the board of directors of WJ Communications Inc. (Nasdaq: WJCI). Mr. Paine received a B.A. in Economics from Williams College.

        Eldad Weiss.    Mr. Weiss has served as a Director of one of our subsidiaries' board of directors since the commencement of Paradigm's operations in 1988 and on our Board of Directors since September 2006. He also served as Paradigm Geophysical Ltd.'s Chief Executive Officer from 1988 until September 2005. Mr. Weiss has served as President and Chief Executive Officer of Basil Estate Development since May 2007. Since October 2005, Mr. Weiss has served as Principal at Eldad Weiss Consulting and Investments Ltd. From July 1992 to July 1993, Mr. Weiss served as the Vice President of Grant-Tensor Geophysical Corporation, a Houston-based geophysical service company and former parent company of one of our subsidiaries, where he was Senior Vice President in charge of the computer aided exploration division. From June 1985 until February 1988, Mr. Weiss was employed in the research and development department of Scitex Corporation Ltd.

Composition of Our Board of Directors

        Our Board of Directors is currently comprised of 5 members. We intend to expand our Board of Directors, including adding the requisite independent directors, prior to the commencement of this offering. Each director is generally elected by our shareholders at our annual shareholders' meeting.

Our directors hold office until the next annual meeting or until their successors are duly elected and qualified. Our executive officers are appointed by our Board of Directors and hold office until their successors are duly appointed and qualified.

        We will be deemed to be a "controlled company" under the rules of the Nasdaq Global Market, and we will qualify for, and intend to rely on, the "controlled company" exception to the board of directors and committee composition requirements under the rules of the Nasdaq Global Market. Pursuant to this exception, we will be exempt from the rules that would require our Board of Directors to be comprised of a majority of "independent directors;" our compensation committee to be comprised solely of "independent directors;" and our executive and corporate governance committee to be comprised solely of "independent directors" as defined under the rules of the Nasdaq Global Market. The "controlled company" exception does not modify the independence requirements for the audit committee or the requirement that our independent directors meet in executive session. We intend to comply with the requirements of the Sarbanes-Oxley Act and the Nasdaq Global Market rules, which require that our audit committee be composed of three independent directors within one year from the date of this prospectus.

        Our Board of Directors has nominated James Cashman and Alfonso Romo Garza to become directors of our company. Messrs. Cashman and Romo are expected to be formally elected as directors concurrently with the completion of this offering and pending formal determination by our Board of Directors that Messrs. Cashman and Romo are independent within the meaning of the Sarbanes-Oxley Act and the Nasdaq Global Market Rules.

Committees of the Board of Directors

        Our Board of Directors has the authority to appoint committees to perform certain management and administrative functions. Prior to the completion of this offering, our Board of Directors will appoint an audit committee and a compensation committee. The composition of the board committees will comply with the requirements of the Sarbanes-Oxley Act and the Nasdaq Global Market rules, subject to the Nasdaq Global Markets controlled company exemption.

  Audit Committee

        The Audit Committee of our Board of Directors is initially expected to be composed of three individuals. Prior to the completion of this offering, James Cashman and Alfonso Romo Garza are expected to be appointed to our Audit Committee pending formal determination by our Board of Directors that each of Messrs. Cashman and Romo are independent within the meaning of the Sarbanes-Oxley Act and the Nasdaq Global Market rules. We intend to replace the third member of our Audit Committee with another individual who qualifies as "independent" within the time period specified in the Nasdaq Global Market's transition rules applicable to companies completing an initial public offering.

        Our Audit Committee will assist our Board of Directors in fulfilling its responsibilities for general oversight of the integrity of our consolidated financial statements, compliance with legal and regulatory requirements, the independent auditors' qualifications and independence, the performance of our internal audit function and independent auditors, and risk assessment and risk management. Among other things, our Audit Committee will prepare the audit committee report for inclusion in the annual proxy statement, annually review the audit committee charter and its performance; appoint, evaluate, determine the compensation of and, where applicable, replace our independent auditors; review and approve the scope of the annual audit, permissible non-audit services, the audit fee and the financial statements; review disclosure controls and procedures, internal controls, internal audit function and corporate policies with respect to financial information; oversee investigations into complaints concerning financial matters; and review other risks that may have a significant impact on our financial statements. Our Audit Committee will be expected to work closely with management as well as our independent auditors. Our Audit Committee will have the authority to obtain advice and assistance from, and receive appropriate funding for, outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

        The Audit Committee will be comprised of members who are financially literate and at least one member will be a financial expert as such term is defined by the SEC.

        Our Board of Directors will adopt a written charter for our Audit Committee that complies with the applicable standards of the SEC and the Nasdaq Global Market rules. Our Audit Committee will meet regularly. When the external auditors are in attendance at the Board of Directors meetings, our Audit Committee has the opportunity to meet privately with the auditors in the absence of management.

  Compensation Committee

        The composition of the Compensation Committee has not been determined. The Compensation Committee will oversee our compensation and benefits policies and plans.

Compensation Committee Interlocks and Insider Participation

        As noted above, prior to completion of this offering, our Board of Directors did not have a compensation committee. In addition, our senior management of Paradigm B.V., our predecessor, was directly involved in setting compensation for our executives.

Compensation of Directors

        Directors are reimbursed for all travel expenses by our company but are not compensated for any services provided as a director of our company. Following this offering, we intend to compensate our directors at or near prevailing market rates.

Code of Business Conduct

        Prior to the adoption of our new Code of Business Conduct on February 28, 2007, we operated under a code of ethics adopted by the supervisory board of Paradigm B.V. that applied to all employees, officers, directors and consultants of Paradigm B.V. and its subsidiaries. Since the adoption of the code of ethics, contracts that Paradigm B.V. and its subsidiaries enter into with their agents were required to incorporate the code of ethics. Any waiver of the code of ethics for executive officers or directors was only allowed to be made by the supervisory board of Paradigm B.V. and its subsidiaries and must be promptly disclosed as required by law. Any waiver of the code of ethics for any employee had to be documented in writing and recorded. It is the policy of Paradigm B.V. and its subsidiaries not to allow retaliation for reports of misconduct by others made in good faith by employees. All references in this prospectus to our "Code of Business Conduct" for periods prior to February 28, 2007 are references to the code of ethics of Paradigm B.V.

        Our Board of Directors adopted a Code of Business Conduct on February 28, 2007. The Code of Business Conduct considers a "conflict of interest" to include any investment, business interest or business association that involves, could involve or could appear to involve, a conflict between the personal interests of an employee, officer or director and the best interests of our company. Our executive officers and directors who become aware of an actual, or the appearance of an actual, conflict of interest must report such conflicts to our general counsel and our Audit Committee while all other persons must report such conflicts to their business leader and to our Committee on Business Conduct. Our Committee on Business Conduct is comprised of representatives from our internal audit, internal controls, human resources and legal departments. If our Audit Committee or Committee on Business Conduct determines that a conflict exists, then the employee, officer or director is not permitted to participate directly or indirectly in the matter or activity unless approved by such committee.

 COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

        Prior to the initial public offering, the compensation committee or a subcommittee of the supervisory board of Paradigm B.V., or the Paradigm B.V. compensation committee, determined our compensation philosophy and objectives and set the compensation levels of our named executive officers. Following the initial public offering, such compensation determinations will be made by the compensation committee of the Board of Directors of Paradigm Ltd. For the purposes of this discussion, all references to the "Board" or the "Compensation Committee" with respect to periods prior to the completion of this offering refer to the supervisory board of Paradigm B.V. and the Paradigm B.V. compensation committee, respectively, and for all periods after the completion of this offering, such terms refer to our Board of Directors and the compensation committee of our Board of Directors, respectively. The primary goals of the Compensation Committee with respect to executive compensation are to (1) attract, retain, motivate and reward an international management team comprised of talented executives who posses the skills necessary to achieve our annual business plan and long-term strategic goals, (2) tie annual and long-term compensation incentives to the achievement of key strategic, operational, and financial goals and (3) align our executives' interests with the creation of shareholder value.

        To achieve these goals, the Compensation Committee has implemented compensation plans that tie a substantial portion of executives' total compensation to (1) overall corporate goals, such as annual growth of gross revenue and net profitability and achieving specified revenue growth and earnings per share objectives and (2) the achievement of non-financial goals the board deems important, such as the completion of specific projects and implementation of effective products.

        As a private company, we based our executives' base compensation on the median levels of compensation paid by comparable companies in various competitive labor markets, which primarily include software companies with gross annual revenues between $100.0 million and $2.0 billion and 500 and 10,000 employees worldwide. Periodic total compensation adjustments are made to retain and reward effective personnel.

        In connection with the conversion from a private to a public company pursuant to our initial public offering, we retained the consulting firm of Pearl Meyer & Partners, or PM&P, to evaluate our compensation practices and to assist in developing and implementing an executive compensation program and philosophy. In developing our compensation program, PM&P identified and developed competitive peer groups and performed analyses of performance and compensation levels of the identified peer groups and met individually with the members of the Compensation Committee and senior management to learn about our business operations and corporate strategy, key performance metrics and target goals, and the labor and capital markets in which we compete. The following peer groups were used: (i) technology companies that have recently undergone an initial public offering, (ii) similarly-sized energy services companies and (iii) similarly-sized software companies.

        PM&P provided relevant observations and recommendations for our compensation programs based on the identified peer groups, including our long and short-term incentive plans, which were reviewed by the board in connection with developing and approving our new executive compensation program.

        In 2007, we began using local, international and industry specific survey data, which was compiled by PM&P, including data from the identified peer group companies, data for specialized positions and data for specific geographic locations to determine our overall compensation program and each executive's compensation. However, in the future, we may add to or remove companies from the peer groups described above as appropriate. Specifically, we intend to evaluate and compare the total compensation for executive positions that are equivalent in responsibility level and accountability at peer companies that we consider competitors for executive talent, against each of our respective executive's total compensation to assess whether each of our executives is fairly compensated given his or her competence, formal training, experience, responsibilities, accountability and contributions to our success. We also use the same process to evaluate the compensation of our chief executive officer, or CEO, as compared to our other named executive officers in the peer group.

        Our compensation program is intended to be flexible enough to ensure the retention of a highly qualified executive management team, while providing the structure necessary to effectively manage the overall compensation program and attract quality executive talent. We do not intend to make significant adjustments to the total value of an executive's compensation package once equitability is established. Rather, we will seek to maintain the consistency of the total value of the compensation package, once established, by adjusting the proportions of the elements that comprise the total compensation package. In order to maintain the flexibility of our compensation program, we do not have target ratios for each element of an executive's total compensation. However, we strive to ensure that no single element of compensation exceeds 50% of the total compensation package. The Compensation Committee and the board reserve the right to adjust the terms, conditions or processes associated with each element of compensation.

Elements of Compensation

        Compensation for our executives consists of the following four components:

  •
  Base salary;

  •
  Annual incentive cash bonus;

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  Long-term equity incentives; and

  •
  Other benefits.

  Base Salary

        Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation for similar positions, as well as the experience of the individual. In line with our overall compensation philosophy, we generally believe that executive base salaries should be set near the median of the range of salaries earned by executives in similar positions with similar responsibilities at comparable companies. Base salaries for our executives, including the named executive officers, are reviewed annually and adjusted from time to time by the Compensation Committee to ensure that salaries remain aligned with market levels after taking into account individual responsibilities, performance and experience.

        The base salary of our CEO is set by the Compensation Committee, in its sole discretion. The base salaries of our other named executive officers also are set by the Compensation Committee, taking into consideration recommendations from the CEO with respect to each such named executive officer.

  Annual Incentive Cash Bonus; Other Discretionary Bonuses

        We expect our executives to structure, manage and align their business units in accordance with our corporate values and strategy. We believe that the best way to achieve this objective is to ensure that a significant portion of each executive's total compensation be variable and "at risk." Our annual incentive bonus plan provides our executives, including our named executive officers, with a cash bonus for achieving our annual corporate, business and functional unit financial goals, which accounts for 50% of the bonus, and for achieving individual annual performance objectives, which accounts for the remaining 50% of the bonus.

        Prior to the arrival of John Gibson as CEO in July 2005, year-end bonuses had been awarded to senior management, including the named executive officers, primarily based on company performance metrics, with only a small portion of the award based on personal performance measures. In 2005, the CEO set performance targets with metrics for each of our named executive officers. This process was refined in 2006 such that the CEO, assisted by the Vice President of Human Resources, sets formal objectives for each named executive officer, with both objective and subjective metrics defined. In addition, a target incentive bonus amount, expressed as a percentage of base annual salary, was established for each named executive officer, at levels consistent with bonus targets for similar executive roles in the marketplace.

        Each executive's maximum potential incentive bonus is reflected as a percentage of the executive's base salary, with higher ranked executive officers being eligible for a bonus at a higher percentage of base salary. In 2006, the annual incentive bonus plan allowed our named executive officers to receive a target bonus of up to 200% of base salary, depending on the extent to which the performance objectives have been met, as determined by the board. Generally, there is no guaranty of a base incentive bonus amount. As indicated above, the ultimate amount of an executive's bonus is determined through an assessment of the extent to which personal and organizational performance objectives have been achieved. Any resulting variability of bonus amounts among our executives is also reviewed against the range of market compensation for comparable positions and organizations. The board approves the annual incentive bonus award for our CEO and determines the awards for the other named executive officers, with consideration given to the CEO's award recommendations.

        Our corporate financial goals, which comprise 50% of an executive's potential incentive bonus, are based on our achievement of the targeted revenue growth and earnings per share objectives contained in our business plan, as established annually by the board, and are based on our historical financial performance, targeted growth factors, and inclusive of additional revenue expected carryover business from the previous year. Individual annual performance objectives, which comprise the remaining 50% of the potential bonus award, include one or more of the following factors with respect to a particular executive: (1) creation and deployment of industry leading technologies, (2) development and timely and cost-effective completion of projects in support of our long-term strategic goals, (3) overall commitment to financial accountability, (4) attraction, development and retention of personnel, (5) achievement of customer service levels, (6) commitment to product quality, (7) continuous process improvement, (8) compliance with ethical and legal business practices, including strict adherence to our Code of Business Conduct and (9) adherence to workplace health, safety and security practices and guidelines.

        In 2006, incentive bonus targets also included successfully performing a historical evaluation of our company and its predecessors, preparing for the initial public offering, as well as improving the performance of the global business. We generally seek to set the performance targets and metrics so that they are moderately difficult to achieve. In 2006, the first full year of the annual incentive bonus plan, all named executive officers, other than the CEO, who were participants of such bonus plans in 2006, received 100% of their target bonuses based on the assessment by the CEO and Vice President of Human Resources and the ultimate determination by the board that target performances had been met with respect to each such officer. Based on the determination by the board that the CEO exceeded his performance targets, the board approved an incentive bonus amount in excess of the CEO's target bonus for 2006.

        In addition to awards under the annual incentive bonus plan, which are based on pre-determined performance targets, the board may grant additional year-end discretionary bonus amounts to reward extraordinary contributions made by an executive. In 2006, our CEO and COO were awarded additional discretionary bonus amounts by the board in recognition of their significant leadership contributions.

        For 2007, the target bonus awards (as a percentage of base salary) are as follows:

  •
  Chief Executive Officer: 150%;

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  Chief Operating Officer: 100%;

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  Chief Financial Officer: 100%;

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  Strategic Consulting Business Unit President: 100%; and

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  Executive/Senior Vice President: 50%.

  Long-Term Equity Incentives

        We believe that encouraging sustained performance and long-term investment by our executive officers through the use of equity-based awards is essential to our long-term success. The Compensation Committee is the administrator of our equity plans and determines our policies with respect to grants of awards under our equity plans. Stock option grants typically have been made at the commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other retention or performance objectives. In 2006, however, we began a program of granting options on an annual basis to reward outstanding performance. This program is described in greater detail below. The Compensation Committee reviews and approves stock option awards to executive officers based upon a review of competitive compensation data, collected with the assistance of PM&P, its assessment of individual performance, a review of each executive's existing long-term incentives, and retention considerations.

        New-hire grants to persons at the executive level must be approved by the Compensation Committee. The grant date and exercise price of any such grants of stock options to new hires will be determined as of the next regularly scheduled Compensation Committee meeting following the applicable date of hire.

        Following this initial public offering, we intend to make all equity award grants once per year on April 1st, or if this date falls on a holiday or weekend, the first business day following April 1st. Except in exceptional circumstances, we do not intend to continue making new-hire grants following this initial public offering.

  2003 Stock Option Plan

        In 2003, our predecessor adopted the Paradigm Geotechnology B.V. 2003 Stock Option Plan, or the 2003 Stock Option Plan, an equity incentive plan intended to provide us with a competitive advantage in attracting, retaining and motivating officers, employees and non-employee directors, and to provide us with an equity plan that provides incentives linked to our financial results and increases in shareholder value. We have granted options under the 2003 Stock Option Plan for the purposes of attracting and retaining employees as well as to reward superior performance.

        In February 2006, we introduced a program to grant options under the 2003 Stock Option Plan on an annual basis to employees engaged directly in revenue generating positions or in positions involving development and support of our technology and products, which group includes certain of our named executive officers, in recognition of outstanding individual performance in the preceding financial year. The options were granted to certain of our named executive officers following an appraisal of such executives' performance by the board. In future years we may extend this plan to additional groups of employees. In February 2006, the Compensation Committee also approved the grant of options to certain named executive officers who report directly to the CEO and who had not otherwise received an option grant under the program described above, in recognition of their performance in the preceding financial year.

        Because there was no public market for the ordinary shares of Paradigm B.V. at the time of the option grants, the fair value of its ordinary shares as of the date of the grant was determined in good faith by the board, which directors we believe have extensive business and finance experience, using the best information available to them on the dates of the grants. This determination was based on a combination of the following factors: (1) operating performance and earnings, (2) estimated enterprise value, (3) the occurrence, or lack of occurrence, of significant events, (4) estimates of future performance, (5) market trends for technology stocks and (6) estimates of the expected valuation of the ordinary shares that could be obtained in a liquidity event. Based on the review and analysis of these factors, the directors in good faith established an exercise price for the options being granted at a particular date.

        We intend to provide long-term incentives through a combination of stock option grants that will vest based on continued employment and performance-based options that will vest over a three-year or four-year period. Vesting of the performance options will be based on the achievement of a combination of company financial goals and personal objectives, similar to those outlined above with respect to the annual incentive bonus plan. We believe that the annual value, size and vesting schedules of these awards should be set at levels that are competitive with comparable software development companies. Additionally, the Compensation Committee will strive to evaluate future grants to ensure competitive levels of awards are granted among the incumbents at each level of management.

        Only the Compensation Committee may grant equity awards under the 2003 Stock Option Plan. Each year, the Compensation Committee shall determine and designate the executives, managers and other key employees who are eligible to receive awards.

        For a further discussion of the 2003 Stock Option Plan, see "—Stock Option and Warrant Plans—The 2003 Paradigm B.V. Stock Option Plan."

  2007 Omnibus Incentive Plan

        In part as a result of the evaluation of our compensation program by PM&P, the board intends to adopt the Paradigm Ltd. 2007 Omnibus Incentive Plan, or the 2007 Omnibus Incentive Plan, prior to the completion of this offering. The board intends to adopt the 2007 Omnibus Incentive Plan to provide for a range of equity awards that can be used to maximize our tax efficiency, tie the award level and type to expected or planned performance, maintain tax deductibility where possible, and generally provide compensation tools that are the least dilutive to the shareholder. The plan is expected to provide for various forms of non-statutory options, restricted stock, restricted stock units, performance-based stock grants, stock appreciation rights and incentive stock options. The maximum number of Class A ordinary shares that will be available for issuance and awards under the 2007 Omnibus Incentive Plan will be                        plus the number of reserved shares that remain available for issuance under the 2003 Stock Option Plan as of the date of our initial public offering, at which time such shares remaining in the 2003 Stock Option Plan will be rolled over into the 2007 Omnibus Incentive Plan for issuance pursuant to grants of awards under the 2007 Omnibus Incentive Plan.

        Under the expected terms of the 2007 Omnibus Incentive Plan, the Compensation Committee may elect to make grants of restricted stock or equity-emulating grants of phantom stock to our executive officers, including the named executive officers. In general, under the 2007 Omnibus Incentive Plan, if a corporate change (as defined under the plan) occurs, the Compensation Committee may: (1) provide for the accelerated vesting of awards granted under the plan and the termination of any awards that are not exercised as of a specified date prior to or as of the effective date of the corporate change; (2) require the surrender of all or a portion of outstanding awards in exchange for a cash payment equal to the excess, if any, of the per share price offered to our shareholders in connection with such corporate change over the respective exercise prices under such awards; (3) provide for the assumption of all or some of the outstanding awards under the plan by the entity that is a party to the corporate change which is then employing or receiving services from the holder of such awards; (4) provide for certain adjustments to the number and class of shares covered by an award under the plan so that such award when exercised will cover the number and class of shares to which the award holder would have been entitled pursuant to the agreement relating to the corporate change if immediately prior to such corporate change, the award holder had been the record holder of the shares covered by such award; or (5) provide for certain adjustments to the awards under the plan to reflect the corporate change, which shall comply with Section 409A of the United States Internal Revenue Code.

  Earth Decision Stock Option and Warrant Plans

        None of our named executive officers participates in the Earth Decision stock option and warrant plans. For a discussion of the option and warrant plans maintained by Earth Decision, see "—Stock Option and Warrant Plans—Earth Decision Stock Option and Warrant Plans."

  Other Benefits

        Our employees, including our named executive officers, are entitled to various employee benefits in order to maintain a healthy and productive workforce. Presently, all of our named executive officers, excluding Orit Leitman, reside and work in the United States, where the benefits extended to all employees include medical and dental care plans, flexible spending accounts for healthcare, life insurance, accidental death and dismemberment insurance, short- and long-term disability insurance, employee assistance programs and paid time off.

        We also offer a 401(k) plan to eligible U.S. employees. Under the terms of the plan, after six months of service, each of our eligible U.S. employees, including each of the named executive officers, is eligible to receive a matching contribution of 50% of the employee's contributions, up to 6% of the employee's base salary.

  Earth Decision Acquisition

        In 2006, we acquired Earth Decision and, pursuant to the terms of the acquisition, terminated the Earth Decision 401(k) plan effective as December 31, 2006. Jean-Claude Dulac, who currently serves as our Chief Architect, is our only named executive officer who participated in the Earth Decision 401(k) plan. Under the terms of this plan, Earth Decision provided eligible employees, including Mr. Dulac, with an employer match of 50% of the employee's contributions, up to 6% of the employee's base salary. Additionally, Earth Decision's 401(k) plan provided employees, including Mr. Dulac, with a safe harbor payment in the amount of 2% of the employee's annual base salary.

Tax and Accounting Implications

  Deductibility of Executive Compensation

        Following the completion of our initial public offering, the Compensation Committee will review and consider the deductibility of executive compensation under Section 162(m) of the United States Internal Revenue Code, which provides that we may not deduct certain compensation in excess of $1,000,000 that is paid to certain individuals. We believe that compensation paid to our executive officers is generally fully deductible for United States federal income tax purposes. However, in certain situations, the Compensation Committee may approve compensation that may not meet these requirements in order to ensure competitive levels of total compensation for our executive officers.

Summary Compensation Table

Name	Year	Salary(1)	Bonus for 2006(2)	Option Awards(3)	Non-equity Incentive Plan Compensation(4)		Change in Pension Value and Non-qualified Deferred Compensation Earnings		All Other Compensation		TOTAL(5)
John W. Gibson Jr. Chief Executive Officer	2006	$375,000	$317,400	$1,617,417	$1,000,000				$53,824	(6)	$3,363,641
Elijio Serrano Chief Financial Officer	2006	$251,964	$85,000	$188,232	$263,836	(7)			$153,063	(8)	$942,095
Jorge Machnizh Chief Operating Officer	2006	$271,667	$—	$192,680	$500,000				$60,424	(9)	$1,024,771
David Verdun Executive Vice President	2006	$190,457	$—	$65,488	$210,000				$88,924	(10)	$554,869
Roger Brown(11) President, Strategic Consulting	2006	$114,808	$—	$89,720	$114,247	(12)			$—		$318,775
Jean-Claude Dulac(13) Executive Vice President	2006	$79,094	$—	$—	$88,400				$3,315	(14)	$170,809
Orit Leitman Vice President of Finance	2006	$125,922	$—	$38,499	$103,394		$24,713	(15)	$26,479	(16)	$319,007

(1)
Effective September 1, 2006, the annual base salaries for our named executive officers were increased as follows: Mr. Gibson ($500,000), Mr. Serrano ($300,000), Mr. Machnizh ($315,000), Mr. Brown ($300,000) and Mr. Verdun ($210,000).

(2)
The board granted to Mr. Gibson a discretionary bonus in the amount indicated in recognition of his extraordinary leadership contributions in 2006. The bonus paid to Mr. Serrano was a sign-on bonus.

(3)
The amounts shown reflect the stock based compensation expense recognized in the financial statements of Paradigm B.V. for fiscal year 2006 computed in accordance with SFAS 123(R). The assumptions used to calculate these amounts are described in Note 11 of the audited financial statements of Paradigm B.V. included elsewhere in this prospectus.

(4)
Awards for 2006 under the incentive compensation plan were determined and paid to the named executive officers in March 2007.

(5)
Other than Ms. Leitman, all compensation amounts are paid in U.S. dollars. Ms. Leitman receives her salary and other compensation in Israeli Shekels. However, for purposes of this table and elsewhere in this offering, Israel Shekels are converted to U.S. dollars at the representative rate of the U.S. dollar to the Israeli Shekel on the date of payment.

(6)
Mr. Gibson acquired 27,322 ordinary shares of Paradigm B.V. on August 11, 2006, at a price per share of $9.15. An independent valuation of the shares on the date of purchase determined the fair value per share to be $11.12. The resulting difference has been recorded in other compensation.

(7)
Mr. Serrano commenced his employment with us on February 13, 2006. Mr. Serrano's 2006 incentive compensation award reflects a pro-rated amount based on the fact that he was not employed with us for the entire 2006 fiscal year.

(8)
Mr. Serrano acquired 76,503 ordinary shares of Paradigm B.V. on August 11, 2006, at a price per share of $9.15. An independent valuation of the shares on the date of purchase determined the fair value per share to be $11.12. The resulting difference has been recorded in other compensation.

(9)
Mr. Machnizh acquired 27,322 ordinary shares of Paradigm B.V. on August 11, 2006, at a price per share of $9.15. An independent valuation of the shares on the date of purchase determined the fair value per share to be $11.12. The resulting difference has been recorded in other compensation. This number also includes a 401(k) plan matching contribution of $6,600 received by Mr. Machnizh.

(10)
Mr. Verdun acquired 27,323 ordinary shares of Paradigm B.V. on August 11, 2006, at a price per share of $9.15. An independent valuation of the shares on the date of purchase determined the fair value per share to be $11.12. The resulting difference has been recorded in other compensation. The number reported in this column also includes travel and lodging expenses of $28,874 received by Mr. Verdun for travel between his home and our Houston facility and a 401(k) plan matching contribution of $6,224.

(11)
Mr. Brown resigned from his employment with us effective as of April 13, 2007.

(12)
Mr. Brown commenced his employment with us on August 14, 2006. Mr. Brown's 2006 incentive compensation award reflects a pro-rated amount based on the fact that he was not employed with us for the entire 2006 fiscal year.

(13)
Mr. Dulac commenced his employment with us on August 11, 2006. He received a total salary of $208,250 for the year from both Paradigm and Earth Decision.

(14)
Represents a 401(k) plan matching contribution of $3,315.

(15)
Ms. Leitman participates in a pension and insurance plan of her choosing in accordance with Israeli law to which the employer and employee contribute. The plan is managed by a pension fund and an insurance company. Neither the employer nor the employee has any discretion as to how the contributed funds are managed. The investment of these funds is subject to Israeli regulation and supervision. Benefits under the plan are payable on Ms. Leitman's retirement or on death and are determined based on the accumulated amount of her fund and in accordance with actuarial tables. Due to the manner in which the funds are maintained, above market earnings cannot be segregated from aggregate annual earnings. Thus, the change in pension value amount reflects the total aggregate annual earnings, rather than solely above-market earnings for 2006.

(16)
Represents the value of perquisites and other personal benefits and includes $12,655 for a company-provided vehicle, $4,961 for contributions to a pension and insurance plan, $3,166 for contributions to a training fund and $5,697 for tax gross up payments for the use of a company-provided vehicle.

Employment Agreements

        We have entered into the following employment agreements with each of our named executive officers, which will be effective until the initial public offering.

        John W. Gibson.    On July 15, 2005, Mr. Gibson entered into an employment agreement with Paradigm B.V. to serve as its Executive Chairman of the Management Board and Chief Executive Officer. On July 15, 2005, Mr. Gibson also entered into an employment agreement with Paradigm Geophysical Corp. to serve as its Chief Executive Officer. Both agreements are for three year terms and may be terminated by either us or Mr. Gibson upon two months notice. Under the agreements, Mr. Gibson was paid an aggregate base salary of $400,000 per year at the time the agreement was entered into and also was eligible for an annual bonus of up to $600,000, subject to the satisfaction of certain performance goals. Under the agreements, Mr. Gibson purchased 303,952 ordinary shares of Paradigm B.V. stock at a purchase price of $6.58 per share. In addition, Mr. Gibson was awarded options to purchase an additional 2,355,623 ordinary shares of Paradigm B.V. stock at an exercise price of $6.58 per share. These options vest in four equal installments, the first of which vested on July 15, 2006 and the remaining three installments of which vest on each subsequent anniversary of the agreement. Notwithstanding the preceding provision, Mr. Gibson's options become fully vested in the event that Fox Paine receives at least a 25% annualized internal rate of return in connection with its disposition of all or substantially all of its aggregate investment in Paradigm B.V. In addition, upon termination of Mr. Gibson's employment, all unvested options will expire and all vested options that are not exercised within 90 days will terminate. Further, if Mr. Gibson is terminated for cause or if we determine that Mr. Gibson is in breach of his employment agreements, all vested options will be immediately cancelled and Paradigm B.V. will have the right to buy back any of its ordinary shares purchased by Mr. Gibson pursuant to options at a price equal to the lesser of cost or fair market value. Mr. Gibson's employment agreement includes confidentiality, non-competition and non-solicitation provisions.

        Jorge Machnizh.    On July 11, 2005, Mr. Machnizh entered into an employment agreement with Paradigm Geophysical Ltd. to serve as its Chief Operating Officer. Pursuant to the agreement, Mr. Machnizh is paid a base salary of $250,000 per year and also is eligible for an annual bonus of up to 100% of his base salary, subject to the satisfaction of certain performance goals. Under the agreement, Mr. Machnizh was awarded options to purchase 135,000 ordinary shares of Paradigm B.V. stock at an exercise price of $6.58 per share. These options vest as follows: 15,152 of the options vested on December 31, 2005 and the remaining options vest in four equal installments on December 31st of each year beginning December 31, 2006. In addition, Mr. Machnizh was awarded options to purchase an additional 135,000 ordinary shares of Paradigm B.V. stock at an exercise price of $6.58 per share, which vest pursuant to the same schedule as the options granted to Mr. Machnizh, as described in the preceding sentence but which also are subject to the satisfaction of certain performance goals.

Notwithstanding the preceding provision, Mr. Machnizh's options become fully vested in the event that Fox Paine receives at least a 25% annualized internal rate of return in connection with a change of control of Paradigm B.V. Mr. Machnizh's employment agreement also contains confidentiality, non-competition and non-solicitation provisions. In addition, if Mr. Machnizh is terminated without cause (including if he is demoted or if there is a material reduction in his responsibilities), Mr. Machnizh will be entitled to a severance payment equal to one year of his base salary, unless we waive the non-competition and non-solicitation provisions of his employment agreement. Mr. Machnizh is also entitled to certain other benefits, including matching 401(k) contributions.

        Elijio V. Serrano.    On January 23, 2006, Mr. Serrano entered into an employment agreement with Paradigm Geophysical Corp. to serve as its Chief Financial Officer. Pursuant to the agreement, Mr. Serrano is paid a base salary of $276,000 per year and also is eligible for an annual bonus of up to 100% of his base salary, subject to the satisfaction of certain performance goals. Mr. Serrano was also given an $85,000 signing bonus in February 2006. Under the agreement, Mr. Serrano was awarded options to purchase 124,000 ordinary shares of Paradigm B.V. stock at an exercise price of $6.58 per share. These options vest in four equal installments on each anniversary of the grant date. In addition, Mr. Serrano was awarded options to purchase an additional 148,000 ordinary shares of Paradigm B.V. stock at an exercise price of $6.58 per share. These additional options also vest in four equal installments on each anniversary of the grant date, subject to the satisfaction of certain performance goals prior to vesting. Notwithstanding the preceding provision, Mr. Serrano's options become fully vested in the event that Fox Paine receives at least a 25% annualized internal rate of return in connection with a change of control of Paradigm B.V. Mr. Serrano's employment agreement also contains confidentiality, non-competition and non-solicitation provisions. If Mr. Serrano is terminated without cause (including if he is demoted or if there is a material reduction in his responsibilities), Mr. Serrano will be entitled to a severance payment equal to one year of his base salary, unless we waive the non-competition and non-solicitation provisions. Mr. Serrano is also entitled to certain other benefits, including matching 401(k) contributions.

        David Verdun.    On July 5, 2005, Mr. Verdun entered into an employment agreement with Paradigm Geophysical Ltd. to serve as its Vice President Product Development and Support. Pursuant to the agreement, Mr. Verdun is paid a base salary of $180,000 per year and also is eligible for an annual bonus of up to 100% of his base salary, subject to the satisfaction of certain performance goals. Under the agreement, Mr. Verdun was awarded options to purchase 40,000 ordinary shares of Paradigm B.V. stock at an exercise price of $6.58 per share. These options vest as follows: 3,560 of the options vested on December 31, 2005 and the remaining options vest in four equal installments on December 31st of each year beginning December 31, 2006. In addition, Mr. Verdun was awarded options to purchase an additional 40,000 ordinary shares of Paradigm B.V. at an exercise price of $6.58 per share, which vest over time pursuant to the same schedule as the options granted to Mr. Verdun as described in the preceding sentence, subject to the satisfaction of certain performance goals. Notwithstanding the preceding provision, Mr. Verdun's options become fully vested in the event that Fox Paine receives at least a 25% annualized internal rate of return in connection with a change of control of Paradigm B.V. Mr. Verdun's employment agreement also contains confidentiality, non-competition and non-solicitation provisions. If Mr. Verdun is terminated without cause (including if he is demoted or if there is a material reduction in his responsibilities), Mr. Verdun will be entitled to a severance payment equal to two months of his base salary for each year of employment, unless we waive the non-competition and non-solicitation provisions. Mr. Verdun is also entitled to certain other benefits, including matching 401(k) contributions.

        Jean-Claude Dulac.    On August 11, 2006, Mr. Dulac entered into a three-year employment agreement with Paradigm Geophysical Corp. to serve as its Executive Vice President and Chief Architect. Pursuant to the agreement, Mr. Dulac is paid a base salary of $221,000 per year, which will be increased to $281,000 per year upon the first commercial purchase of a new software product that is currently being developed by us under the supervision of Mr. Dulac. Mr. Dulac is eligible for an annual bonus of up to 40% of his base salary, subject to the satisfaction of certain performance goals. Mr. Dulac's employment agreement also contains confidentiality, non-competition, non-solicitation and invention assignment provisions. Mr. Dulac may terminate the agreement following his second year of employment, but will not be entitled to severance in the event of such termination. We may terminate Mr. Dulac's employment agreement at any time; provided that if Mr. Dulac is terminated without cause, he will be entitled to a severance payment equal to the greater of (i) the amount of his base salary for the remaining term of the agreement and (ii) one year of his base salary. Mr. Dulac is also entitled to certain other benefits, including matching 401(k) contributions.

        Roger D. Brown.    Pursuant to an employment offer letter dated July 26, 2006, Mr. Brown serves as President, Strategic Consulting, of Paradigm Geophysical Corp. Pursuant to the offer letter, Mr. Brown is paid a base salary of $300,000 per year. Mr. Brown is also eligible for an annual bonus of up to 200% of his base salary, subject to the satisfaction of certain performance goals. In addition, upon hire, Mr. Brown received options to purchase 90,000 ordinary shares of Paradigm B.V., which vest over time in four equal installments on August 14 of each year beginning August 14, 2007. Mr. Brown also was granted options to purchase 90,000 ordinary shares of Paradigm B.V., which also vest in four equal annual installments commencing on August 14, 2007, subject to the satisfaction of certain performance goals prior to vesting. Mr. Brown also executed a confidentiality, non-competition and non-solicitation agreement in connection with his initial employment. Mr. Brown resigned from his employment with us effective as of April 13, 2007.

        Orit Leitman.    Ms. Leitman entered into an employment agreement with Paradigm Geophysical Ltd. to serve as Vice President of Finance of Paradigm Geophysical Ltd. as of April 1, 1999. Ms. Leitman's current salary is approximately $125,000. Paradigm Geophysical Ltd. and Ms. Leitman must give the other party nine months prior written notice in order to terminate employment. During the period following notice of termination by either party, Ms. Leitman must cooperate with Paradigm Geophysical Ltd. and use her best efforts to assist in the integration of her successor. In the event of termination of employment, Ms. Leitman is entitled to certain severance benefits, including a severance payment based on her income level and years of employment with Paradigm Geophysical Ltd. Under Ms. Leitman's employment agreement, we also contribute to a training fund on her behalf. We contribute to this training fund an amount equal to 7.5% of Ms. Leitman's gross annual base salary, up to a maximum annual amount of $3,400, which is matched by a contribution by Ms. Leitman equal to 2.5% of her gross annual base salary. To avoid any negative tax consequences under Israeli law, these amounts may be withdrawn by Ms. Leitman and used for professional or educational training after three years from the date the amounts are put into the fund or after six years for any purpose. Her employment agreement also entitles her to the use of a company-provided vehicle.

New Employment Agreements

        We are currently negotiating new employment agreements with our named executive officers and intend to enter into these new agreements prior to the effective date of this registration statement.

Grants of Plan Based Awards

        The board approved the following awards made to our named executive officers identified below in 2006:

					Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Option Awards: Number of Securities Underlying Options(3)
Name		Estimated Future Payouts Under Non-equity Incentive Plan Awards(1)
	Grant date												Grant Date Fair Value of Stock and Option awards(6)
					Threshold No.	Target No.	Max No.		Exercise or Base Price of Option Award(4)		Fair Value per Share of Option Award(5)
		Threshold	Target	Maximum
John W. Gibson Jr.		$50,000	$750,000	$1,500,000	—	—	—	—		$—		$—		$—
Elijio Serrano	February 13, 2006 February 13, 2006	$30,000	$300,000	$600,000	74,000	148,000	148,000	— 124,000	$ $	6.58 6.58	$ $	7.28 7.28	$ $	420,962 435,170
Jorge Machnizh	April 1, 2006	$31,500	$315,000	$630,000	—	—	—	15,000		$6.58		$8.44		$63,353
David Verdun	April 1, 2006	$21,000	$105,000	$210,000	—	—	—	15,000		$6.58		$8.44		$63,353
Roger Brown(7)	August 14, 2006 August 14, 2006	$30,000	$300,000	$600,000	45,000	90,000	90,000	— 90,000	$ $	10.24 10.24	$ $	11.12 11.12	$ $	457,643 484,740
Jean-Claude Dulac	August 11, 2006	$—	$88,400	$88,400	—	—	—	—		$—		$—		$—
Orit Leitman	April 1, 2006	$—	$63,000	$63,000	—	—	—	5,000		$6.58		$8.44		$22,572

(1)
These numbers represent the amounts that could have been earned for 2006 pursuant to the annual incentive awards granted under our annual incentive bonus plan. Actual amounts awarded for 2006 are included in the Summary Compensation Table. For additional information regarding these awards, see "—Elements of Compensation—Annual Incentive Cash Bonus; Other Discretionary Bonuses" above.

(2)
These numbers represent the number of ordinary shares of Paradigm B.V. underlying options granted in 2006 under our 2003 Stock Option Plan that vest over four years, subject to the satisfaction of certain annual performance objectives. If such goals are met at 100% for any year of the four-year vesting period, then 100% of the options applicable to that year will vest in that year. If the goals are met at a threshold of 95% for any year of the four-year vesting period, then 50% of the options applicable to that year will vest in that year. If such goals are not met, then all the non-vested options will carry over to the subsequent year (within the four-year vesting period) and be made available for vesting if cumulative budgeted revenue and operating profit are achieved over the then-elapsed portion of the four-year vesting period. For additional information regarding these awards, see "—Employment Agreements" above.

(3)
These numbers represent the number of ordinary shares of Paradigm B.V. underlying options granted in 2006 under our 2003 Stock Option Plan that vest ratably over four years. For additional information regarding these awards, see "—Elements of Compensation—Long-Term Equity Incentives—2003 Stock Option Plan" and "—Employment Agreements" above.

(4)
The exercise prices of the options reflected in this column are based on the fair market value of the shares of Paradigm B.V. on the grant date of such options, as determined by the board in good faith using the best information available to it on the dates of the option grants. For a discussion of the factors the board considered in its determination of the fair market value of the shares of Paradigm B.V., see "—Elements of Compensation—Long-Term Equity Incentives—2003 Stock Option Plan" above.

(5)
In preparing for this initial public offering, the value of the ordinary shares of Paradigm B.V. were evaluated by an independent valuation specialist. The difference between the values in this column and the values reflected in the column titled "Exercise or Base Price or Option Award" reflects the outcome of this evaluation. For further discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-Based Compensation."

(6)
The grant date fair value was computed in accordance with SFAS 123(R). The assumptions used to calculate these amounts are described in Note 11 of the audited financial statements of Paradigm B.V. included elsewhere in this prospectus.

(7)
Mr. Brown resigned from employment with us, effective April 13, 2007, at which time his options were forfeited.

Option Exercises and Stock Vested

        None of our named executive officers exercised any stock options during the fiscal year ended December 31, 2006.

Outstanding Equity Awards at December 31, 2006

Option Awards

Name	No. of Securities Underlying Unexercised Options No. Exercisable		No. of Securities Underlying Unexercised Options No. Unexercisable		Equity Incentive Plan Awards: No. of Securities Underlying Unexercised Unearned Options No.		Option Exercise Price		Option Expiration Date
John W. Gibson Jr.(1)	588,906		1,766,717		—			$6.58	July 15, 2015
Elijio Serrano	— —		124,000 37,000	(2) (3)	— 111,000		$ $	6.58 6.58	February 13, 2016 February 13, 2016
Jorge Machnizh	45,114 45,114 —		89,886 — 15,000	(4) (6)	— 89,886 —	(5)	$ $ $	6.58 6.58 6.58	July 11, 2015 July 11, 2015 April 1, 2016
David Verdun	12,670 12,670 —		27,330 — 15,000	(7) (9)	— 27,330 —	(8)	$ $ $	6.58 6.58 6.58	July 11, 2015 July 11, 2015 April 1, 2016
Roger Brown	—		90,000 —	(10)	90,000 90,000	(11)	$ $	10.24 10.24	August 14, 2016 August 14, 2016
Jean-Claude Dulac	—		—		—			$—
Orit Leitman	75,000 —	(12)	— 5,000	(13)	— —		$ $	3.34 6.58	December 27, 2013 April 1, 2016

(1)
Mr. Gibson's options vest in four equal annual installments commencing July 15, 2006.

(2)
Mr. Serrano's option to purchase 124,000 shares vests in four equal annual installments commencing on February 13, 2007.

(3)
Mr. Serrano's option to purchase 148,000 shares vests in four equal installments commencing on February 13, 2007, subject to the satisfaction of certain annual performance objectives.

(4)
Mr. Machnizh's option to purchase 135,000 shares vests as follows: 15,152 on December 31, 2005, and the remaining options in four equal annual installments commencing December 31, 2006.

(5)
Mr. Machnizh's option to purchase 135,000 shares vests as follows: 15,152 on December 31, 2005, and the remaining options in four equal annual installments commencing December 31, 2006, subject to the satisfaction of certain annual performance objectives.

(6)
Mr. Machnizh option to purchase 15,000 shares vests in four equal annual installments commencing on April 1, 2007.

(7)
Mr. Verdun's option to purchase 40,000 shares vests as follows: 3,560 on December 31, 2005, and the remaining options in four equal annual installments commencing December 31, 2006.

(8)
Mr. Verdun's option to purchase 40,000 shares vests as follows: 3,560 on December 31, 2005, and the remaining options in four equal annual installments commencing December 31, 2006, subject to the satisfaction of certain annual performance objectives.

(9)
Mr. Verdun's option to purchase 15,000 shares vests in four equal annual installments commencing on April 1, 2007.

(10)
Mr. Brown's option to purchase 90,000 shares vests in four equal annual installments commencing on August 14, 2007. Mr. Brown resigned from employment with us, effective April 13, 2007, at which time his options were forfeited.

(11)
Mr. Brown's option to purchase 90,000 shares vests in four equal annual installments commencing in 2008, subject to the satisfaction of certain annual performance objectives. Mr. Brown resigned from employment with us, effective April 13, 2007, at which time his options were forfeited.

(12)
Ms. Leitman was awarded an option to purchase 75,000 shares, prior to 2006, which is fully vested.

(13)
Ms. Leitman was awarded an option to purchase 5,000 shares which vests in four equal annual installments commencing on April 1, 2007.

Other Retirement Funds

        Orit Leitman participates in a pension and insurance plan of her own choosing as prescribed by Israeli law. Under the terms of the plan and in accordance with Israeli law, Paradigm Geophysical Ltd. and Ms. Leitman each contribute to the plan that is chosen by Ms. Leitman and managed by either an insurance company or a pension fund. The contributions to the plan by Ms. Leitman and Paradigm Geophysical Ltd. are made in Israeli Shekels. Ms. Leitman does not have discretion on how her contributed funds are managed, and the investment of such funds by the insurance company or the pension fund is subject to regulation and supervision under Israeli laws. The formula by which benefits under the plans are determined is based on the accumulated amount in the fund divided by the actuarial tables of the individual fund. The earnings reflected in the following table represent the aggregate earnings on all contributions previously made by Ms. Leitman, including while Ms. Leitman was employed with other employers, as the plan does not make available any other information regarding earnings on the contributions made by Paradigm Geophysical Ltd. or by Ms. Leitman's prior employers.

        We also contribute to a training fund on Ms. Leitman's behalf. We contribute to this training fund an amount equal to 7.5% of her gross annual base salary up to a maximum annual amount of $3,400, which is matched by a contribution by Ms. Leitman equal to 2.5% of her gross annual base salary. The contributions to the training fund by Ms. Leitman and by us are made in Israeli Shekels. These amounts may be used for professional or educational training after three years from the date the amounts are put into the fund or after six years for any purpose.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last Fiscal Year		Registrant Contributions in Last Fiscal Year			Aggregate Earnings in Last Fiscal Year			Aggregate Withdrawals Distributions		Aggregate Balance at Last Fiscal Year End
Orit Leitman Vice President of Finance	$ $	4,352 1,022	$ $	4,961 3,166	(1) (1)	$ $	24,713 2,274	(2)	$ $	— —	$ $	472,586 41,810

(1)
This amount is also included under "Other Compensation in the Summary Compensation Table."

(2)
This amount is also reported under "Change in Pension Value and Non-qualified Deferred Compensation Earnings" in the Summary Compensation Table.

Compensation of Directors

  Director Fees

        Currently, we reimburse our directors for all travel expenses but do not compensate them for any services provided as a director. Following the completion of our initial public offering, we intend to compensate our independent directors at the following rates:

Directors' Annual Retainer	$40,000	Paid Quarterly in Arrears
Committee Chairman's Annual Retainer	$8,000	Paid Quarterly in Arrears
Board Meetings	$2,500	Per Meeting to each director
Committee Meetings	$2,500	Per Meeting to each director

  Stock Awards

        In addition to the retainers and meeting fees outlined above, pursuant to the 2007 Omnibus Incentive Plan, in connection with our initial public offering, we intend to award our independent directors with that number of Class A ordinary shares that reflects a value of $100,000 as of the award date. The awarded shares will vest on an annual basis over a two year period. The vesting will occur in two equal installments at the end of each of the first and second anniversaries of the award date.

  Change of Control

        Under the proposed 2007 Omnibus Incentive Plan, upon the occurrence of a change of control of Paradigm Ltd., the unvested portion of the shares awarded to the independent directors shall become fully vested.

Director Compensation

Name	Title	Fees Earned or Paid in Cash	Stock Awards	Option Awards(1)	Non-equity Incentive Plan Compensation	Change in Pension Value and Non-qualified Deferred Compensation Earnings	All Other Compensation(2)	TOTAL
Eldad Weiss	Director	$—	$—	$—	$—	$—	$298,832	$298,832

(1)
As of December 31, 2006, Mr. Weiss held 766,584 options to acquire ordinary shares of Paradigm B.V., all of which are vested and exercisable.

(2)
Mr. Weiss received $298,832 for his services as a consultant for the period from January to September 2006.

        Paradigm B.V. entered into a consulting arrangement with Eldad Weiss on September 30, 2005, which terminated on September 30, 2006. During the term of his consulting agreement, Mr. Weiss received $392,038 in total consideration. Pursuant to the terms of the consulting arrangement, Mr. Weiss provided transition assistance and consulting services relating to his responsibilities while employed as our Chief Executive Officer. Paradigm B.V. has not renewed Mr. Weiss' consulting agreement. In connection with and prior to the initial public offering, we intend to enter into an agreement with Mr. Weiss pursuant to which, among other things, within 10 business days following the closing of the initial public offering, Paradigm Ltd. or its affiliates may purchase from Mr. Weiss 145,631 ordinary shares of Paradigm B.V. acquired by Mr. Weiss upon the exercise of options. The purchase price for each of such ordinary shares will be equal to the offering price of our ordinary shares, net of any underwriting discount.

Indemnification of Officers and Directors

        We indemnify our officers and directors to the maximum extent provided by law. We have the right to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of us, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against any liability asserted against such person or incurred by such person in any such capacity, or arising out of such person's status as such, and related expenses. We also have and intend to maintain director and officer liability insurance, if available on reasonable terms.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Potential Payments Upon Termination or Change in Control

        We are currently negotiating new employment agreements with our named executive officers and intend to enter into these new agreements prior to the effective date of this registration statement. These new agreements will contain provisions regarding benefits upon severance and change in control, which will be discussed based on a measurement date of December 31, 2006.

Stock Option and Warrant Plans

  The 2003 Paradigm B.V. Stock Option Plan

        The total number of Paradigm B.V. ordinary shares reserved under the plan is 6,502,427. After completion of the exchange transaction, these stock options will be adjusted to provide for optionholders to receive our ordinary shares upon exercise of the options. Pursuant to the terms of the plan, if any option terminates without being exercised, or if any option is exercised for or settled in cash, the ordinary shares subject to such option are again available for issuance under the plan. Officers, employees and non-employee directors of Paradigm B.V. and its affiliates may be selected to participate in the plan. The supervisory board may accelerate the exercisability of any option. Upon termination of employment, unless otherwise provided in an option agreement the participant forfeits all unvested options and has three months, or twelve months in the event of death or disability, to exercise vested options. Any options not exercised during the permissible period are forfeited. The plan provides that upon the change in control of Paradigm B.V., the board must make provision with respect to the treatment of these options. Upon receipt of a written notice of exercise, unless otherwise specified in the option agreement, the board may elect to cash out all or any portion of the ordinary shares for which an option is exercised by paying the participant, in cash, an amount equal to the excess of the fair market value of a share of Paradigm B.V. ordinary shares over the exercise price times the number of shares being purchased pursuant to the exercise.

  Earth Decision Stock Option and Warrant Plans

        In connection with the acquisition of Earth Decision, Paradigm B.V. entered into a liquidity agreement with Earth Decision and certain of its employees who held options under the existing Earth Decision stock option and warrant plans. Under the terms of these stock option and warrant plans, pursuant to our acquisition of Earth Decision, these plans were required to be transferred to us and maintained in accordance with the applicable exchange ratio. Under the terms of the liquidity agreement, holders who exercise an option or warrant issued under the Earth Decision plans must exchange, on the date of exercise, the shares in Earth Decision issued pursuant to such exercise for shares of Paradigm B.V. As of March 31, 2007, there are outstanding options and warrants to acquire an aggregate of 16,700 shares of Earth Decision. Each Earth Decision share exchanged pursuant to the liquidity agreement entitles the holder thereof to receive 15 ordinary shares of Paradigm B.V. and a principal amount of convertible subordinated debentures of Paradigm B.V. that is convertible into 5 ordinary shares of Paradigm B.V., as of March 31, 2007, which includes the amounts earned under the earn-out arrangement. Holders may also use a cashless exercise of the Earth Decision options and warrants. As of March 31, 2007, the cash exercise of all outstanding Earth Decision options and warrants would result in the issuance, following the exchange of Earth Decision shares and including the conversion of all convertible subordinated debentures issued upon such exchange, of an aggregate of 336,641 ordinary shares of Paradigm B.V., subject to adjustment. Although award grants may still be made pursuant to these plans, subject to the limits noted below, we do not intend to grant any additional awards under these plans.

        Option Plans.    Earth Decision maintained two options plans: the 2001 Stock Option Plan, adopted by Earth Decision and approved by its shareholders in October 2001; and the 2003 Stock Option Plan, adopted by Earth Decision and approved by its shareholders in October 2003.

        Under the 2001 plan, as of March 31, 2007, there are 8,863 shares of Earth Decision reserved to be issued, of which there are outstanding option awards to acquire 50 shares of common stock of Earth Decision. The option exercise price under the 2001 plan is €12.73 per share, which represents approximately €0.63 per ordinary share of Paradigm B.V. (or approximately $0.84 per ordinary share of Paradigm B.V. based on the exchange rate on March 31, 2007). Outstanding options vest four years from the date of grant and are exercisable within twelve (12) or twenty-four (24) months from the date of vesting, depending on the employment status of the optionholder. A vested option's exercise period accelerates in the event of retirement, death or termination of employment that is not due to the employee's gross or serious misconduct. Upon such acceleration event, the holder has six (6) months to exercise all vested options and forfeits all unvested options. Any vested options not exercised during such six (6) month period are forfeited. The 2001 plan further provides for the immediate and automatic forfeiture of options if the employee is dismissed or resigns due to the employee's gross or serious misconduct.

        The provisions of the 2003 Earth Decision option plan are substantially similar to those of the 2001 plan. Under the 2003 plan, as of March 31, 2007, there were 20,500 shares of common stock of Earth Decision reserved to be issued, of which there are outstanding option awards to acquire 13,950 shares of common stock of Earth Decision. The option exercise price under the 2003 plan is €58.00 per share, which represents approximately €2.88 per ordinary share of Paradigm B.V. (or approximately $3.83 per ordinary share of Paradigm B.V. based on the currency exchange rate on March 31, 2007).

        The Warrant Plans.    Earth Decision also maintained three warrant plans, which were adopted and approved by its shareholders in October 2001, October 2003 and June 2005, respectively.

        Under the 2001 warrant plan, as of March 31, 2007, there are 8,663 shares of common stock of Earth Decision reserved to be issued, of which there were no outstanding warrant awards to acquire common stock of Earth Decision. The warrant exercise price under the 2001 plan is €12.73 per share, which represents approximately €0.63 per ordinary share of Paradigm B.V. (or approximately $0.84 per ordinary share of Paradigm B.V. based on the currency exchange rate on March 31, 2007). The employees and the managers of Earth Decision who are subject to the tax rules applicable to employees were eligible to participate in the 2001 warrant plan. The 2001 warrants vested immediately on the date of grant and were exercisable for (12) months from such date. A vested warrant's exercise period accelerates in the event of retirement, death or termination of employment that is not due to the employee's gross or serious misconduct. The holder has six (6) months to exercise all such warrants and forfeits any warrants not exercised during such period. The 2001 warrant plan further provides for the immediate and automatic forfeiture of warrants if the employee is dismissed or resigns due to the employee's gross or serious misconduct.

        The provisions of the 2003 warrant plan and the 2005 warrant plan are substantially similar to those set forth in the 2001 warrant plan. Under the 2003 warrant plan, as of March 31, 2007, there are 9,500 shares of common stock of Earth Decision reserved to be issued, of which there are outstanding warrant awards to acquire 200 shares of Earth Decision. The warrant exercise price under the 2003 plan is €58.00 per share, which represents approximately €2.88 per ordinary share of Paradigm B.V. (or approximately $3.83 per ordinary share of Paradigm B.V. based on the currency exchange rate on March 31, 2007). Under the 2005 warrant plan, as of March 31, 2007, there are 2,500 shares of common stock of Earth Decision reserved to be issued, of which there are outstanding warrant awards to acquire 2,500 shares of common stock of Earth Decision. The warrant exercise price under the 2005 plan is €79.00 per share, which represents approximately €3.92 per ordinary share of Paradigm B.V. (or approximately $5.22 per ordinary share of Paradigm B.V. based on the currency exchange rate on March 31, 2007).

OUR RELATIONSHIP WITH FOX PAINE

        The following are descriptions of the material provisions of the agreements and other documents discussed below. You should, however, refer to the exhibits that are a part of the registration statement for further information. See "Where You Can Find More Information."

        Our directors, Messrs. Fox, Paine and Thacker have, and our Chief Executive Officer and director, Mr. Gibson had, relationships with Fox Paine as described under "Management—Directors and Executive Officers."

        We have also agreed to repurchase some of our Class B ordinary shares held by Fox Paine with a portion of the proceeds of this offering. See "Use of Proceeds" and "Certain Relationships and Related Transactions—Share Repurchase." Furthermore, we have entered into other agreements with Fox Paine or its affiliates as described under "Exchange Transaction" and "Certain Relationships and Related Transactions."

Management Agreement

        Our subsidiary, Paradigm Geophysical Ltd., entered into a management agreement with Fox Paine on August 13, 2002. Pursuant to the management agreement, as subsequently amended, Fox Paine provides financial and strategic consulting, advisory and other services provided to us. We incurred annual fees and reimbursement of expenses to Fox Paine pursuant to this agreement of approximately $1.8 million for 2005 and $1.1 million for 2006.

        In connection with our acquisition of Earth Decision, Paradigm Geophysical Ltd. entered into an amended and restated management agreement with Fox Paine on September 7, 2006. Under the terms of the amended and restated management agreement, annual fees paid to Fox Paine were fixed at $1.1 million. Pursuant to the amended and restated management agreement, Paradigm Geophysical Ltd. also paid Fox Paine a fee of $1.5 million in connection with our acquisition of Earth Decision. The agreement has been further amended to also provide that upon completion of this offering, we will be obligated to pay Fox Paine a termination fee of $6.8 million plus unreimbursed expenses, at which time the amended and restated management agreement will terminate.

Indemnity Agreement

        In connection with our management agreement with Fox Paine, our subsidiaries, Paradigm B.V. and Paradigm Geophysical Ltd., entered into an indemnity agreement with Fox Paine on August 13, 2002. Pursuant to the indemnity agreement, we agreed to indemnify Fox Paine, its members, employees, agents, affiliates, or controlling persons in the event that Fox Paine or any of its members, employees, agents, affiliates or controlling persons becomes involved in any action, claim, proceeding or investigation arising out of our engagement of Fox Paine or Fox Paine's performance of services pursuant to its obligations under our management agreement.

        We agreed to indemnify, defend and hold harmless Fox Paine, its members, employees, agents, affiliates or controlling persons to the fullest extent permitted under applicable law, including advancement of expenses. We agreed that, without Fox Paine's prior written consent, we will not settle, compromise or consent to a judgment in any pending or threatened claim, action, investigation or proceeding with respect to the indemnity agreement unless the settlement includes an unconditional release of Fox Paine, its members, employees, agents, affiliates and controlling persons. We agreed that Fox Paine, its members, employees, agents, affiliates or controlling persons will not have liability to us, our security holders or our creditors in connection with Fox Paine's performance of services pursuant to the management agreement, unless the loss resulted from Fox Paine's bad faith or gross negligence and is a final judgment by a court of competent jurisdiction. The indemnity agreement will not terminate upon the expiration of the management agreement.

2002 Going Private Transaction

        On August 12, 2002, Paradigm Geophysical Ltd. was acquired in a going private transaction by, and became a wholly owned subsidiary of, Paradigm B.V. (formerly named Paradigm Geotechnology B.V.), which was wholly owned by Fox Paine. Prior to this transaction, Paradigm Geophysical Ltd. was a public company with shares quoted on the Nasdaq National Market.

        The aggregate consideration, including repayment of debt, for the 2002 going private transaction was approximately $91.1 million, with each public Paradigm Geophysical Ltd. shareholder receiving $5.15 in cash for each share of Paradigm Geophysical Ltd. stock owned. To finance the acquisition, Paradigm B.V. sold $40.0 million of its ordinary shares and $51.1 million aggregate principal amount of its convertible subordinated debentures to Fox Paine.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The following are descriptions of the material provisions of the agreements and other documents discussed below. You should, however, refer to the exhibits that are a part of the registration statement for further information. See "Where You Can Find More Information."

        We have entered into arrangements with Fox Paine, which are described under "Our Relationship with Fox Paine." We have entered into additional arrangements with Fox Paine and Mr. Gibson, which are described under "Exchange Transaction."

Shareholders Agreement

        On August 11, 2006, Paradigm B.V. entered into an amended and restated shareholders' agreement with funds affiliated with Fox Paine, the shareholders and optionholders of Earth Decision, including Mr. Dulac, and some of Paradigm B.V.'s employees. The following is a summary of the material terms of the shareholders' agreement and is qualified in its entirety by reference to the shareholders' agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

        Application to Our Company.    The shareholders' agreement specifically provides that the provisions of the agreement described in this prospectus shall apply to any shares of capital stock of Paradigm B.V., or its successors or assigns, that may be issued in exchange for Paradigm B.V. ordinary shares in a stock dividend, stock split, recapitalization, reclassification or otherwise. As a result of the exchange transaction, the shareholders' agreement applies to ordinary shares of our company held by the parties to the agreement.

        Participation Rights.    Pursuant to the shareholders' agreement, in connection with our initial public offering (1) we must provide each of the shareholders who were shareholders or optionholders of Earth Decision and who is an accredited investor or is exempted under Regulation S of the Securities Act an opportunity to exchange their Earth Decision ordinary shares for our ordinary shares or (2) we must make appropriate arrangements to offer such qualified shareholders rights to exchange their ordinary shares for our ordinary shares.

        Registration Rights.    Under the shareholders' agreement, Fox Paine has the right to make unlimited demands for registration under the Securities Act or listing on any international securities exchange of our ordinary shares, as long as Fox Paine holds at least 50% of the total voting power of our company. Fox Paine has the right to make up to five demands for registration under the Securities Act or listing on any international securities exchange of its ordinary shares after the funds cease to hold at least 50% of the total voting power of Paradigm B.V. Commencing on the date that is 12 months after our initial public offering, the shareholders who were shareholders or optionholders of Earth Decision and who in the aggregate hold no less than 30% of the ordinary shares of Paradigm B.V. have the right to make one demand for registration under the Securities Act or listing on any international securities exchange of their ordinary shares, subject to certain limitations. In addition, the shareholders who were shareholders or optionholders of Earth Decision have piggyback registration rights, which allow them to participate on a pro rata basis in a registration if we propose to register for sale any of our ordinary shares or undertake a registration pursuant to a demand by Fox Paine, subject to certain limitations. The shareholders' agreement also provides that when we qualify for the use of Form S-3, each of our shareholders have the right to request an unlimited number of registrations on Form S-3, subject to certain limitations.

        Non Competition.    The founders of Earth Decision who are party to the shareholders' agreement, including Mr. Dulac, agreed to certain non-competition provisions.

Reorganization and Related Transactions

        Prior to or simultaneously with the consummation of this offering, we will complete a number of transactions in order to assume the corporate structure described in this prospectus, including those described under "Exchange Transaction."

  Share Repurchase

        In connection with this offering, we will enter into agreements to repurchase            Class B ordinary shares from Paradigm Geotechnology Holdings B.V., an affiliate of Fox Paine;            Class B ordinary shares from three foundations that are affiliates of Fox Paine; and            Class B ordinary shares from Mr. Gibson. In addition, we will also enter into agreements to repurchase            ordinary shares of Paradigm B.V., our predecessor, from Eldad Weiss, one of our directors; and             ordinary shares of Paradigm B.V. from three former holders of shares of Earth Decision. The per share price at which we have agreed to acquire each of shares equals the initial public offering price per Class A ordinary share in this offering less any underwriting discounts and commissions. We will use a portion of the proceeds of this offering to finance the repurchase of these shares. In the event that the underwriters exercise their over-allotment option, we will apply the proceeds from the sale of the over-allotment shares to repurchase additional Class B ordinary shares held by Paradigm Geotechnology Holdings B.V., the three foundations that are affiliates of Fox Paine and Mr. Gibson; to repurchase additional shares of Paradigm B.V. from the three former holders of shares of Earth Decision and Mr. Weiss; and to redeem additional warrants to purchase shares of Paradigm B.V.

  Redemption of Convertible Subordinated Debentures

        In August 2002, Paradigm B.V. issued an aggregate principal amount of $51.1 million in convertible subordinated debentures to its shareholders, including Fox Paine. These debentures have a perpetual term with no stated maturity date and do not bear interest unless Paradigm B.V. declares and pays dividends or makes distributions to its ordinary shareholders in which case debenture holders will receive, for each debenture held, interest equal to the per ordinary share dividend or distribution amount. At the option of the holder, these debentures are convertible at any time into ordinary shares of Paradigm B.V. at a price of $5.15 per share, subject to adjustment in accordance with the debenture agreement. On March 31, June 30, September 30 and December 31 of each calendar year, the conversion price is automatically adjusted such that the conversion price is reduced, on an annual basis, by approximately 5%. These debentures were convertible into 5,965,240 ordinary shares of Paradigm B.V. as of December 31, 2006. These debentures may be redeemed, in whole or in part, at the option of Paradigm B.V. for an amount equal to the greater of: (i) the face amount of such debentures plus a premium calculated at a rate of 5% per annum, compounded quarterly, or (ii) the fair market value of the debentures calculated on an as converted basis. During 2003, Paradigm B.V. redeemed $11.1 million principal amount of debentures, plus participating distributions of $0.5 million. Concurrently, $0.4 million principal amount of debentures participating distributions were converted into 67,915 ordinary shares of Paradigm B.V. at a conversion price of $5.15 per share. In December 2004, $14.8 million principal amount of debentures were converted into 3,227,877 ordinary shares of Paradigm B.V. at a conversion price of $4.59 per share.

        In April 2004, Paradigm B.V. issued an aggregate principal amount of $20.2 million in convertible subordinated debentures to its shareholders, including Fox Paine. In December 2004, the entire $20.2 million principal amount of the debentures were converted into 2,885,714 ordinary shares of Paradigm B.V. at a conversion price of $7.00 per share.

        In August 2006, Paradigm B.V. issued an aggregate principal amount of $8.9 million in convertible subordinated debentures in connection with the acquisition of Earth Decision. The terms of these debentures are substantially the same as the 2002 debentures; however, they are convertible at any time into ordinary shares of Paradigm B.V. at an initial conversion rate of one ordinary share per $9.15 face amount of debentures, subject to adjustment in accordance with the debenture agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Convertible Subordinated Debentures." In the event that all or a portion of the 2002 debentures are converted into Paradigm B.V. ordinary shares, the same proportion of the 2006 debentures are subject to mandatory conversion.

        We intend to use a portion of the net proceeds from this offering to redeem all of the outstanding convertible subordinated debentures. See "Use of Proceeds."

Other Transactions

        Deed of Guarantee and Indemnity.    In connection with the credit facility with The Governor and Company of the Bank of Scotland, Fox Paine Capital Fund II International L.P., which is an affiliate of Fox Paine, and The Governor and Company of the Bank of Scotland, as security agent, entered into a deed of guarantee and indemnity, dated July 4, 2006. Under the guarantee and subject to its terms, Fox Paine Capital Fund II International guaranteed to the lenders the payment of all sums payable thereunder by Paradigm B.V. The liability of Fox Paine Capital Fund II International L.P. under the guarantee is limited to an aggregate amount of $5.0 million. The guarantee also contains standard warranties, undertakings and release of guarantee provisions.

        Earth Decision Indemnity.    Pursuant to the Earth Decision acquisition agreement, Jean-Claude A. Dulac, who is named as one of the guarantors under the acquisition agreement and who will serve as our Executive Vice President and Chief Architect upon completion of this offering, has agreed to personally indemnify Paradigm B.V. and each of its affiliates against losses, liabilities and reasonable expenses incurred by Earth Decision, Earth Decision's subsidiaries or Paradigm B.V. arising out of adverse changes in the assets or liabilities of Earth Decision or its subsidiaries or breaches of the guarantors' representations and warranties made pursuant to the acquisition agreement. These obligations generally terminate twenty-four months after the closing date of the acquisition agreement, except that obligations relating to tax matters survive until the 60th day after the expiration of the applicable statute of limitations and obligations that arise out of any breach of any representations and warranties that relate to the capitalization of Earth Decision or any of the guarantors' covenants survive indefinitely. The aggregate amount of all payments made by Mr. Dulac pursuant to this indemnification agreement may not exceed $4.3 million. The indemnification provision states that Paradigm B.V.'s and each of its affiliate's indemnification rights are limited to the repurchase of Paradigm B.V. ordinary shares or convertible subordinated debentures from Mr. Dulac.

        Officer Loan.    Pursuant to a promissory note dated June 15, 2005, Paradigm B.V. loaned Mr. Gibson, its Chief Executive Officer, $1.0 million in connection with the commencement of his employment in order for Mr. Gibson to acquire shares of Paradigm B.V. at the time of his employment. The promissory note accrued interest at the rate of 3.45% per annum, and Mr. Gibson paid an aggregate of $39,510 of interest to Paradigm B.V. Mr. Gibson repaid this promissory note in full including accrued interest on September 8, 2006. See Note 10 to our audited financial statements included elsewhere in this prospectus.

        Relative of Executive Officer.    Nathalie Dulac, the wife of Jean-Claude Dulac, our Executive Vice President and Chief Architect, was employed by Earth Decision through March 31, 2007 as a manager of licensing, accounts receivable and administration, and received an hourly wage of $36.32. In 2006, Ms. Dulac earned an aggregate of approximately $65,000 from Earth Decision and from us through March 31, 2007.

Policies and Procedures for Related Party Transactions

        Transactions potentially involving a conflict of interest are subject to our Code of Business Conduct. See "Management—Code of Business Conduct." The transactions described above were completed prior to the adoption of our Code of Business Conduct.

PRINCIPAL SHAREHOLDERS

        The following table sets forth the beneficial ownership of our ordinary shares as of March 31, 2007 and on an as adjusted basis to give effect to the exchange transaction and the offering for (1) each shareholder who beneficially owns more than 5% of our ordinary shares, (2) each director and named executive officer and (3) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management believes that each person has sole dispositive voting and investment power with respect to all shares beneficially owned by such person and the address of each shareholder is the same as our address.

        The percentages in the table are based on a total of 15,125,573 Class B ordinary shares and no Class A ordinary shares outstanding on March 31, 2007. Each of our Class B ordinary shares is convertible at any time at the option of the holder thereof into one Class A ordinary share. In addition, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon any transfer by the registered holder of that share, except as described under "Description of Our Share Capital—Conversion." All of our outstanding Class B ordinary shares will automatically convert into Class A ordinary shares upon the earlier to occur of (a) the date that Fox Paine holds less than 20% of our outstanding ordinary shares and (b) the seventh anniversary of the closing date of this offering.

        Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, our ordinary shares that are subject to options held by such person that are currently exercisable or exercisable within 60 days of March 31, 2007 are deemed issued and outstanding. These shares, however are not deemed outstanding for purposes of computing percentage ownership of each other shareholder.

        Unless otherwise indicated, the address of each of the named entities or individuals is c/o Paradigm Ltd., Walker House, 87 Mary Street, George Town, KY1-9002 Grand Cayman, Cayman Islands.

	Class B Ordinary Shares
	Shares Beneficially Owned Before Offering			Shares Beneficially Owned After Offering
						% Total Voting Power After Offering(2)
			Shares to be Repurchased with Offering Proceeds(1)
	Number	Percent		Number	Percent
5% Shareholders
Paradigm Geotechnology Holdings B.V.(3)(4)	13,955,516	92.3%
Non-Employee Directors
Saul A. Fox(5)	13,955,516	92.3
W. Dexter Paine III(5)	13,955,516	92.3
Troy W. Thacker(5)	13,955,516	92.3
Eldad Weiss(6)	912,215	5.7
Named Executive Officers
John W. Gibson, Jr.(7)	920,180	5.9
Elijio V. Serrano(8)	144,503	1.0
Jorge Machnizh(9)	106,148	*
David Verdun(10)	52,853	*
Jean-Claude Dulac(11)	703,635	4.7
Orit Leitman(12)	76,250	*
Roger Brown	—	—
All executive officers and directors as a group (9 persons)(13)	16,795,050	100.0

*
Indicates beneficial ownership of less than 1.0%.

(1)
Assumes full exercise of the underwriters' over-allotment option.

(2)
The percentages in this column represent the percentage of the total outstanding voting power of Paradigm Ltd. that the particular beneficial owner holds. The numerator used in this calculation is the total votes to which each beneficial owner is entitled, taking into account that each Class B ordinary share has five votes, and the denominator is the total number of votes to which all outstanding shares of Paradigm Ltd. are entitled, again taking into account that each Class B ordinary share has five vote.

(3)
Includes (a) 13,350,713 of our Class B ordinary shares held by Paradigm Geotechnology Holdings B.V.; (b) 277,794 of our Class B ordinary shares held by Stichting Administratiekantoor Paradigm Geotechnology I; (c) 144,893 shares held by Stichting Administratiekantoor Paradigm Geotechnology II; (d) 181,116 of our Class B ordinary shares held by Stichting Administratiekantoor Paradigm Geotechnology III; and (e) 1,000 of our Class B ordinary shares held by Paradigm Geotechnology Holdings Ltd.

(4)
Stichting Administratiekantoor Paradigm Geotechnology I is owned by Paradigm Geotechnology Holdings B.V. Paradigm Geotechnology Holdings B.V. is owned by Paradigm Geotechnology Holdings S.à.r.L. Paradigm Geotechnology Holdings S.à.r.L. is owned by Paradigm Geotechnology Holdings Ltd. Paradigm Geotechnology Holdings Ltd. is owned by Fox Paine Capital Fund II International, L.P. The sole managing general partner of Fox Paine Capital Fund II International, L.P. is Fox Paine Capital International Fund GP, L.P. The sole general partner of Fox Paine Capital International Fund GP, L.P. is Fox Paine International GP, Ltd. As a result, each of Fox Paine Capital Fund II International, L.P., Fox Paine Capital International Fund GP, L.P., and Fox Paine International GP, Ltd. may be deemed to control Stichting Administratiekantoor Paradigm Geotechnology I, Paradigm Geotechnology Holdings B.V. and Paradigm Geotechnology Holdings Ltd. In addition, pursuant to a management agreement, Fox Paine acts as the investment advisor for certain of the foregoing securityholders and consequently, may be deemed to be the indirect beneficial owner of the shares.

Pursuant to a trust agreement, Paradigm Geotechnology Holdings B.V. has full voting control over the shares of Paradigm Ltd. that are owned by Stichting Administratiekantoor Paradigm Geotechnology II and Stichting Administratiekantoor Paradigm Geotechnology III.

(5)
Each of Messrs. Fox, Paine and Thacker is a shareholder of Fox Paine International GP, Ltd., which acts through its board of directors, which currently consists of Messrs. Fox and Paine. In addition, Messrs. Fox and Paine are members of Fox Paine & Company, LLC. Each of Messrs. Fox, Paine and Thacker disclaims beneficial ownership of all shares held by Paradigm Geotechnology Holdings B.V., Stichting Administratiekantoor Paradigm Geotechnology I, Stichting Administratiekantoor Paradigm Geotechnology II, Stichting Administratiekantoor Paradigm Geotechnology III and Paradigm Geotechnology Holdings Ltd., except to the extent of his indirect pecuniary interest in such shares through ownership of such entities.

(6)
Includes 145,631 shares of Paradigm B.V. that may be exchanged for an equal number of our Class B ordinary shares and options to purchase 766,584 ordinary shares of Paradigm B.V. that can be exercised within 60 days of March 31, 2007.

(7)
Includes options to purchase 588,906 ordinary shares of Paradigm B.V. that can be exercised within 60 days of March 31, 2007.

(8)
Includes options to purchase 68,000 ordinary shares of Paradigm B.V. that can be exercised within 60 days of March 31, 2007.

(9)
Includes options to purchase 78,826 ordinary shares of Paradigm B.V. that can be exercised within 60 days of March 31, 2007.

(10)
Includes options to purchase 25,530 ordinary shares of Paradigm B.V. that can be exercised within 60 days of March 31, 2007.

(11)
Includes 7,965 of our Class B ordinary shares held by Nathalie Dulac, the spouse of Mr. Dulac.

(12)
Includes options to purchase 76,250 ordinary shares of Paradigm B.V. that can be exercised within 60 days of March 31, 2007.

(13)
Includes options to purchase 1,527,846 ordinary shares of Paradigm B.V. that can be exercised within 60 days of March 31, 2007, 145,631 ordinary shares of Paradigm B.V. that may be exchanged for an equal number of our Class B ordinary shares and 13,955,516 of our Class B ordinary shares deemed beneficially owned by Messrs. Fox, Paine and Thacker.

DESCRIPTION OF OUR SHARE CAPITAL

        After giving effect to an amendment to our articles of association that will occur prior to this offering, our authorized share capital will consist of $100,000, which will be divided into 900,000,000 ordinary shares and 100,000,000 undesignated preferred shares, each with a nominal or par value of $0.0001 per share. Our ordinary shares are divided into two classes, Class A ordinary shares and Class B ordinary shares. We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, the Companies Law (2004 Revision) and the common law of the Cayman Islands. The following is a summary of material provisions of our memorandum and articles of association as they will be amended and restated prior to completion of this offering and the Companies Law, insofar as they relate to the material terms of our share capital. The following summary is qualified in its entirety by reference to our memorandum and articles of association, which is filed as an exhibit to the registration statement of which this prospectus forms a part. For information concerning agreements relating to our share capital, see "Certain Relationships and Related Transactions."

General

        All shares, whether ordinary or preferred, will be issued fully paid as to nominal or par value and any premium determined by our Board of Directors at the time of issue and are non-assessable. All shares are to be issued in registered, and not bearer, form and are issued when registered in the register of shareholders of Paradigm Ltd. Each registered holder of shares is entitled, without payment, to a certificate representing such holder's shares. All unissued shares are under control of our Board of Directors and may be redesignated, allotted or disposed of in such manner as our Board of Directors may determine.

Ordinary Shares

        As noted above, our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except as set forth under "—Voting Rights and General Meetings" and "—Conversion," all of our Class A ordinary shares and Class B ordinary shares rank equal in all respects and have identical rights. Our ordinary shares are not subject to any sinking fund or entitled to pre-emptive rights.

Preferred Shares

        Under our articles of association, preferred shares may be issued from time to time in one or more series as our Board of Directors may determine. Our Board of Directors has the power, without any vote or action on behalf of shareholders, to fix by resolution the rights and preferences of each series of preferred shares so issued, including:

  •
  the designation of such series and the number of preferred shares that will be so designated;

  •
  the dividend rate and preferences of such series, if any, the dividend payment dates, the periods in which dividends are payable, whether such dividends are to be cumulative and whether such dividends are to be payable in cash or in kind;

  •
  whether such preferred shares are to be convertible into or exchangeable for ordinary or other shares of Paradigm Ltd. and the conversion price or rate, including any adjustments thereto, at which such conversion or exchange will be effected;

  •
  the preferences and the amounts, if any, such preferred shares are entitled to upon our winding up, liquidation or dissolution;

  •
  the voting power, if any, of the preferred shares;

  •
  the redemption terms, transfer restrictions and preemptive rights, if any, of the preferred shares; and

  •
  such other terms, conditions, special rights and provisions as our Board of Directors may determine.

        Any or all of the rights and preferences of such preferred shares may be greater than the rights of our Class A ordinary shares, and our Board of Directors, without shareholder approval, may issue preferred shares with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of our Class A ordinary shares. Subject to the fiduciary duties of the Board of Directors to act in the best interests of Paradigm Ltd., preferred shares can be issued with terms calculated to delay or prevent a change in control of us or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our Class A ordinary shares, and may adversely affect the voting and other rights of the holders of our Class A ordinary shares. We currently have no plans to issue preferred shares.

Voting Rights and General Meetings

        Holders of our ordinary shares are entitled to attend our general meetings. Each holder of our Class A ordinary shares is entitled to one vote and each of our Class B ordinary shares is entitled to five votes on all matters upon which the ordinary shares are entitled to vote at any general meeting, including the election of directors. Voting at any general meeting of shareholders is conducted by a poll. Our articles of association provide that actions by written consent of shareholders may only be taken if such action is executed by all holders entitled to receive notice of and vote at a general meeting. We will hold an annual general meeting of shareholders at such time and place as our Board of Directors may determine. In addition, our Board of Directors may convene a general meeting of shareholders at any time upon ten days notice. Additionally, general meetings may be convened upon written request of shareholders holding not less than fifty percent of the votes entitled to vote at any general meeting, which request must state the objective for the general meeting. The required quorum for a general meeting of our shareholders consists of shareholders present in person or by proxy and entitled to vote that hold in the aggregate at least a majority of the votes entitled to be cast at such general meeting. Subject to the quorum requirements referred to in the previous paragraph, shareholder approval for any ordinary resolution requires the affirmative vote of a simple majority of the votes cast whereas a special resolution requires the affirmative vote of two-thirds of the votes cast. A special resolution is required for matters such as a change of name, amending our articles of association and placing us into voluntary liquidation. Holders entitled to vote at a general meeting have the power, among other things, to elect directors, ratify appointment of auditors and make changes in the amount of our authorized share capital. Generally, all shareholders vote together as a single class, except when considering a scheme of arrangement or considering a materially adverse variation of the rights attached to a particular class of shares, in which case, the holders of such class must approve such variation.

        Share certificates registered in the names of two or more persons are deliverable to any one of them named in the share register, and if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other.

Dividends

        The holders of our ordinary shares are entitled to receive such dividends, which may consist of cash or other property, when, as and if declared by our Board of Directors. Any such dividends will be paid equally to holders of our Class A ordinary shares and our Class B ordinary shares. Any such dividends to be paid in cash may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States, subject to a statutory solvency test. We currently do not intend to pay any cash dividends on either class of our ordinary shares in the future.

Liquidation

        In the event of any liquidation, dissolution or winding up, holders of our ordinary shares are entitled to receive distributions in proportion to the number of our ordinary shares held by such holder, without regard to class. Upon approval of an ordinary resolution of shareholders and subject to any preferences and priorities of issued share capital, a liquidator in any such liquidation may divide among the shareholders in cash or in kind the whole or any part of our assets, determine how such division will be carried out as between the shareholders or different classes of shareholders and may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator sees fit, provided that a shareholder will not be compelled to accept any shares or other assets that would subject the shareholder to liability.

Conversion

        Each of our Class B ordinary shares is convertible at any time at the option of the holder thereof into one of our Class A ordinary shares. In addition, each of our Class B ordinary shares shall be automatically converted into one Class A ordinary share upon any transfer by the registered holder of that share, whether or not for value, except for transfers to a nominee or affiliate of such holder in a transfer that will not result in a change of beneficial ownership as determined under Rule 13d-3 under the Exchange Act or to a person that already holds our Class B ordinary shares. Further, all of our outstanding Class B ordinary shares will automatically convert into Class A ordinary shares upon the earlier to occur of (a) the date that Fox Paine holds less than 20% of the outstanding ordinary shares and (b) the seventh anniversary of the closing date of this offering.

Redemption

        Each of our ordinary shares may be redeemed upon the approval by both our Board of Directors and an ordinary resolution of shareholders of any agreement entered into by us relating to a business combination transaction involving us. We believe that these redemption provisions provide us with a flexible commercial framework for such agreement and completion of an acquisition or business combination transaction without needing to rely upon the more complex and inflexible "scheme of arrangement" under Cayman Islands law. See "—Mergers and Similar Arrangements." Relevant business combinations would include those effected by stock purchases or other means, after which any person or entity (other than Fox Paine and its affiliates) would have a majority of the votes represented by our issued and outstanding shares. The terms of such redemption, including the consideration and type to be received by the holders of our ordinary shares in such redemption shall be set forth in the agreement pursuant to which such redemption is to be made. The consideration to be received by the holders of our Class A ordinary shares and our Class B ordinary shares in any such redemption is required to be identical. Holders of our ordinary shares will not have appraisal or similar rights in any such redemption.

Transfer Restrictions

        Our Board of Directors may decline to register a transfer of any of our ordinary shares under certain circumstances, including if our Board of Directors has reason to believe that as a result of such transfer, any non-de minimis adverse tax, regulatory or legal consequences may adversely affect us, any of our subsidiaries or any of our shareholders. Our Board of Directors may exercise this discretion if, for example, the laws of the jurisdiction applicable to the proposed transferee do not permit such person to own the shares or the ownership by the proposed transferee would subject us (or any of our subsidiaries) to additional taxation.

Acquisition of Ordinary Shares by Us

        Under our articles of association and subject to Cayman Islands law, if our Board of Directors determines that any shareholder's ownership of our ordinary shares may result in non-de minimis adverse tax, legal or regulatory consequences to us, any of our subsidiaries or any of our shareholders, we have the option but not the obligation to require such shareholders to sell to us, or a third-party to which we have assigned that right to repurchase shares, at fair market value, as determined in the good faith discretion of the minimum number of our ordinary shares that is necessary to avoid or cure any such adverse consequences.

Our Board of Directors

        Our articles of association provide that the size of our Board of Directors shall be determined from time to time by our Board of Directors, but unless such number is so fixed, our Board of Directors will consist of five directors. Any director may be removed prior to the expiration of such director's term by ordinary resolution of the shareholders. The appointment or removal of a director requires the simple majority of votes cast, in person or by proxy, at the general meeting of shareholders at which the proposal is put forth. Generally, the affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be required to authorize corporate action. In the case of equality of votes, the Chairman of our Board of Directors shall have the deciding vote. Corporate actions may also be taken by a unanimous written resolution of the Board of Directors without a meeting. Unless otherwise fixed at a different number, a majority of the directors in office shall constitute a quorum.

Differences in Corporate Law

        The Companies Law is modeled after the laws of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

        Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. While Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies commonly referred to in the Cayman Islands as a "scheme of arrangement," the procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Typically, schemes of arrangement are used by insolvent companies seeking to reach a court-sanctioned compromise with their creditors. Under Cayman Islands law, a scheme of arrangement in relation to a solvent Cayman Islands company must be approved at a shareholders meeting by each class of shareholders, in each case, by a majority of the number of holders of each class of a company's shares who are present and voting (either in person or by proxy) at such a meeting, which holders must also represent 75% in value of such class issued and outstanding. The convening of this meeting and the terms of the amalgamation must also be sanctioned by the Grand Court of the Cayman Islands. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect the creditors' interests.

        Furthermore, the Grand Court will only approve a scheme of arrangement if it is satisfied that:

  •
  the statutory provisions as to majority vote have been complied with;

  •
  the shareholders have been fairly represented at the meeting in question;

  •
  the scheme of arrangement is such as a businessman would reasonably approve; and

  •
  the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

As such, the scheme of arrangement process provides courts and, at the courts' election, creditors with much greater control over the business combination process than is customary under typical state laws in the United States.

        If the scheme of arrangement and reconstruction is approved, the dissenting shareholder would not have rights comparable to appraisal rights to receive payment in cash for the judicially determined value of the shares, which would otherwise ordinarily be available to dissenting shareholders of United States corporations. In addition, if a third-party purchases at least 90.0% of our outstanding shares within a four-month period, the purchaser may, during the following two months, require the holders of the remaining shares to transfer their shares on the same terms that the purchaser acquired the first 90% of our outstanding shares. Although an objection can be made to the Grand Court of the Cayman Islands, such objection is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Shareholder Suits

        While our Cayman Islands counsel, Walkers, is aware of only a small number of derivative actions having been brought in the Cayman Islands, such actions are subject to procedural requirements and can only be brought in the following limited circumstances in which:

  •
  a company is acting or proposing to act illegally or outside the scope of its corporate authority;

  •
  the act complained of, although not outside the scope of a company's corporate authority, could be effected only if authorized by more than a simple majority vote of shareholders;

  •
  the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

  •
  those who control a company are perpetrating a "fraud on the minority."

Class actions that have been brought as representative actions in the Cayman Islands are subject to the same procedural constraints.

Indemnification

        Cayman Islands law does not limit the extent to which a company may indemnify its directors, officers, employees and agents, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy. For instance, a provision purporting to provide indemnification against civil fraud or the consequences of committing a crime may be deemed contrary to public policy. In addition, an officer or director may not be indemnified for his own fraud or willful default. Our articles of association provide mandatory indemnification to, and advancement of expenses to defend claims against, our directors and officers mandatory on the part of Paradigm Ltd. to the fullest extent allowed by law.

Inspection of Books and Records

        Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Warrants

        In August 2003, Paradigm B.V. issued warrants to purchase 97,087 of its ordinary shares to a consultant in exchange for consulting services. Due to the effect of the anti-dilution provisions of the warrant, the warrants were exercisable for up to 149,700 ordinary shares of Paradigm B.V. as of March 31, 2007 at an exercise price of $3.34 per share. The warrants expire in August 2012. The exercise price and the number of shares for which the warrants are exercisable may be adjusted upon certain events relating to the ordinary shares of Paradigm B.V., including the payment of dividends or the making of a distribution on such shares; the combination, subdivision or other reclassification of such shares; and the issuance of rights, options or warrants to all holders of such shares, including the payment of dividends on ordinary shares of Paradigm B.V. In connection with this offering, we entered into an amendment with the warrant holder to the terms of the warrants, pursuant to which we received the right to redeem any outstanding warrant for the fair market value of the underlying shares as determined in good faith by the board of directors of Paradigm B.V. We intend to redeem warrants to purchase            shares of Paradigm B.V. with a portion of the proceeds of this offering.

Prohibited Sale of Securities Under Cayman Islands Law

        An exempted company such as us that is not listed on the Cayman Islands Stock Exchange is prohibited from making any invitations to the public in the Cayman Islands to subscribe for any of its securities.

Listing

        We have applied to have our Class A ordinary shares approved for quotation on the Nasdaq Global Market under the symbol "PDGM".

Transfer Agent and Registrar

        The transfer agent and registrar for our Class A ordinary shares will be                        .

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our Class A ordinary shares, and a significant public market for our Class A ordinary shares may not develop or be sustained after this offering. Future sales of significant amounts of our Class A ordinary shares, including Class A ordinary shares outstanding and Class A ordinary shares issued upon exercise of outstanding options, in the public market after this offering could adversely affect the prevailing market price of our Class A ordinary shares and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares and Lock-Up Agreements

        Upon the closing of this offering, we will have    Class A ordinary shares and    Class B ordinary shares outstanding. Of these shares, our    Class A ordinary shares sold in this offering (    % of the shares to be issued and outstanding) will be freely tradable without restriction under the Securities Act, unless purchased by affiliates of our company, as that term is defined in Rule 144 under the Securities Act. Our remaining Class A ordinary shares, including up to                 Class A ordinary shares issuable upon conversion of our Class B ordinary shares, as well as any of our Class A ordinary shares purchased by an affiliate in the offering, are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act. Of our    Class A ordinary shares and our    Class B ordinary shares outstanding prior to the offering, we estimate that    Class A ordinary shares and    Class B ordinary shares will be held by affiliates after the offering.

        In addition, our    Class A ordinary shares and our    Class B ordinary shares held by our officers, directors, shareholders, including Fox Paine, and those persons who purchase our Class A ordinary shares through the directed share program are subject to lock-up agreements for a period of 180 days after the date of this prospectus under which they have agreed not to sell or otherwise dispose of any of their ordinary shares or securities convertible into or exchangeable for our ordinary shares. Lehman Brothers Inc., UBS Securities LLC and Banc of America Securities LLC may, in their discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. See "Underwriting—No Sales of Similar Securities."

Rule 144

        In general, Rule 144 allows a shareholder, or shareholders where shares are aggregated, who has beneficially owned our ordinary shares for at least one year and who files a Form 144 with the SEC to sell within any three-month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

  •
  1% of the number of our ordinary shares then outstanding, which will equal approximately                        shares immediately after this offering; or

  •
  the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of the Form 144 with respect to the sale.

        Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company.

Rule 144(k)

        Under Rule 144(k), in general, a shareholder who has beneficially owned our ordinary shares for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements or volume limitations of Rule 144.

Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.

Rule 701

        Rule 701 generally allows a shareholder who purchased our ordinary shares pursuant to a written compensatory plan or contract, before we were subject to the reporting requirements of the Exchange Act, and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance upon Rule 144 but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

        As of    , 2007,    of our Class A ordinary shares and    of our Class B ordinary shares outstanding and    of our outstanding options to purchase shares exchangeable for Class A ordinary shares were issued in reliance on Rule 701.

Sales under Rules 144 and 701

        No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our Class A ordinary shares prevailing from time to time. We are unable to estimate the number of our Class A ordinary shares that may be sold in the public market pursuant to Rule 144 or Rule 701 (or pursuant to Form S-8, if applicable) because this will depend on the market price of our Class A ordinary shares, the personal circumstances of the seller, and other factors. Nevertheless, sales of significant amounts of our Class A ordinary shares in the public market could adversely affect the market price of our Class A ordinary shares.

Registration Rights

        Upon completion of this offering, shareholders who are parties to the shareholders' agreement have the right, subject to various conditions and limitations, to include their ordinary shares in registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our Class A ordinary shares to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. See "Certain Relationships and Related Transactions—Shareholders Agreement."

Options and Warrants

        In addition to our    Class A ordinary shares and our    Class B ordinary shares outstanding immediately after this offering, as of    , 2007, we may be required to issue an additional    Class A ordinary shares upon the exercise of stock options (and related exchange rights) and warrants outstanding. As soon as practicable upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our Class A ordinary shares issued or available for issuance under our stock plans. Accordingly, our Class A ordinary shares registered under a Form S-8 registration statement will be available for sale in the open market upon exercise of options or warrants, subject to vesting restrictions with us, contractual lock-up restrictions, and/or market stand-off provisions (if any) applicable to each option agreement that prohibit the sale or other disposition of our Class A ordinary shares underlying the options or warrants for a period of 180 days after the date of this prospectus without the prior written consent from us or the underwriters.

CERTAIN MATERIAL TAX CONSEQUENCES

Cayman Islands Taxation

        The following summary sets forth certain material Cayman Islands income tax considerations related to the purchase, ownership and disposition of our Class A ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any person's particular circumstances and does not consider tax consequences other than those arising under Cayman Islands law.

        You will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase or redemption by us of any our Class A ordinary shares that you hold. In addition, you will not be subject to withholding tax on payments of dividends or distributions, including upon a return of capital, nor will gains derived from the disposal of our Class A ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

        No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of our Class A ordinary shares. However, an instrument transferring title to our Class A ordinary shares, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

        Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling our Class A ordinary shares under the laws of their country of citizenship, residence or domicile.

        We have applied for, and expect to receive, an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from such date, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income, gains or appreciation shall apply to us or our operations and that no tax to be levied on profits, income, gains or appreciation or which is in the nature of estate duty or inheritance tax shall be payable on or in respect of the shares, debentures or other obligations of our company or by way of the withholding in whole or in part of any dividend or other distribution to be made by us to our shareholders.

United States Taxation

        The following is a general summary of certain material United States federal income tax considerations related to the purchase, ownership and disposition of our Class A ordinary shares. This summary deals only with shareholders that are United States Persons (as defined below) who purchase our Class A ordinary shares in this offering, who did not own (directly or indirectly through foreign entities or constructively) shares of our company prior to this offering and who hold our Class A ordinary shares as capital assets within the meaning of section 1221 of the United States Internal Revenue Code, or the United States tax code. This summary does not address all aspects of United States federal income taxation that may be applicable to shareholders in light of their particular circumstances or to shareholders subject to special treatment under United States federal income tax law, such as (without limitation):

  •
  certain United States expatriates;

  •
  shareholders that hold our Class A ordinary shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment;

  •
  shareholders who hold their shares as a result of a constructive sale;

  •
  shareholders whose functional currency is not the United States dollar;

  •
  shareholders that are entities treated as partnerships for United States federal income tax purposes and investors in such partnerships;

  •
  foreign persons and entities;

  •
  persons who are considered with respect to our company or any of our non-United States subsidiaries as "United States shareholders" for purposes of the "controlled foreign corporation" ("CFC") rules of the Code (generally, a United States Person, as defined below, who owns or is deemed to own 10% or more of the total combined voting power of all classes of shares entitled to vote of our company or any of our non-United States subsidiaries (i.e., 10% United States shareholders));

  •
  financial institutions;

  •
  insurance companies;

  •
  regulated investment companies;

  •
  tax-exempt entities;

  •
  dealers in securities or foreign currencies; and

  •
  traders in securities that mark-to-market.

Furthermore, this summary does not address any aspect of state, local or foreign tax laws or the alternative minimum tax provisions of the United States tax code.

        If an entity treated as a partnership holds our Class A ordinary shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A ordinary shares, you should consult your tax advisor.

        The following summary is not binding on the IRS or any court. The summary is based on the United States tax code (including the United States Treasury Regulations promulgated thereunder), and any relevant judicial and administrative rulings and decisions, all as in effect on the date hereof and as currently interpreted, and all of which are subject to change at any time, possibly with retroactive effect, which could result in United States federal income tax consequences different from those described below. As a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if so challenged. No ruling has been or will be sought from the IRS, and no opinion of counsel has been or will be rendered, as to the United States federal income tax consequences of the purchase, ownership and disposition of our Class A ordinary shares.

        PROSPECTIVE INVESTORS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES TO THEM, INCLUDING THE APPLICABLE UNITED STATES FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES TO THEM AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS.

        For purposes of this discussion, the term "United States Person" means (1) a citizen or resident alien individual of the United States, (2) a partnership or corporation, created or organized in or under the laws of the United States, or any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, (4) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States Persons have the authority to control all substantial decisions of such trust or (b) the trust has a valid election in effect to be treated as a United States Person for United States federal income tax purposes or (5) any other person or entity that is treated for United States federal income tax purposes as if it were one of the foregoing.

Taxation of Dividends

        Subject to the discussions below relating to the potential application of the CFC and passive foreign investment company ("PFIC") rules, cash distributions, if any, made with respect to our Class A ordinary shares will constitute dividends for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as computed using United States federal income tax principles). We believe certain dividends paid before 2011 to non-corporate shareholders who are United States persons should be eligible for a reduced rate of tax, provided that certain holding period requirements are satisfied, because we believe our Class A ordinary shares should be treated as readily tradable on an established securities market in the United States. There is no assurance, however, that any dividends paid on our Class A ordinary shares will be eligible for the reduced tax rate. Legislation has been recently introduced in the United States House of Representatives which, if enacted in its present form, would preclude our dividends from qualifying for such reduced tax rate prospectively from the date of enactment. Any dividends paid by us that are not eligible for the preferential rate will be taxed as ordinary income to a non-corporate shareholder who is a United States Person. Dividends paid by us to corporate shareholders will not be eligible for the dividends received deduction. To the extent our distributions exceed our earnings and profits, they will be treated first as a return of the shareholder's basis in our Class A ordinary shares held by such shareholder to the extent thereof, and then as gain from the sale of a capital asset.

Classification of Our Company or Any of Our Non-United States Subsidiaries as Controlled Foreign Corporations

        Each 10% United States Shareholder (as defined below) of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and who owns shares in the CFC (directly or indirectly through foreign entities) on the last day of the CFC's taxable year, must include in its gross income for United States federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. A foreign corporation is considered a CFC if 10% United States Shareholders own (directly, indirectly through foreign entities or by attribution by application of the constructive ownership rules of section 958(b) of the United States tax code (i.e., "constructively")) more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or more than 50% of the total value of all stock of such corporation. A "10% United States Shareholder" is a United States Person that owns (directly, indirectly through foreign entities or constructively) at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. As a result of the attribution and constructive ownership rules described above, we believe that our company and our non-United States subsidiaries are CFCs. Status as a CFC does not cause us or any of our subsidiaries to be subject to United States federal income tax. In addition, such status has no adverse United States federal income tax consequences for any United States Person that is not a 10% United States Shareholder. We believe that, because of the anticipated dispersion of our share ownership, no United States Person who acquires our Class A ordinary shares in this offering, directly or indirectly through foreign entities, and that did not own (directly or indirectly through foreign entities or constructively) shares of our company prior to this offering should be treated as owning (directly, indirectly through foreign entities, or constructively) 10% or more of the total voting power of all classes of shares of our company or any of our non-United States subsidiaries.

Dispositions of Our Class A Ordinary Shares

        Subject to the discussions below relating to the potential application of United States tax code section 1248 and PFIC rules, holders of our Class A ordinary shares generally should recognize capital gain or loss for United States federal income tax purposes on the sale, exchange or other disposition of our Class A ordinary shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for our Class A ordinary shares exceeds one year, any gain will be subject to tax at a current maximum marginal tax rate of 15% for non-corporate shareholders and 35% for corporations.

        United States tax code section 1248 provides that if a United States Person sells or exchanges stock in a foreign corporation and such person owned (directly, indirectly through certain foreign entities or constructively) 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of such United States Person's allocable share of the CFC's earnings and profits (determined under United States federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). Because of the anticipated dispersion of our share ownership, we believe that no United States Person that acquires our Class A ordinary shares in this offering and did not own (directly, indirectly through foreign entities or constructively) shares of our company prior to this offering should be treated as owning (directly, indirectly through foreign entities or constructively) 10% of more of the total voting power of our company. To the extent this is the case, the application of United States tax code section 1248 should not apply to disposition of our Class A ordinary shares. A 10% United States Shareholder may, in certain circumstances, be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the United States federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, we will provide a completed IRS Form 5471 or the relevant information necessary to complete the form.

Passive Foreign Investment Companies

        In general, a foreign corporation will be a PFIC during a given year if (1) 75% or more of its gross income consists of "passive income" or (2) 50% or more of the average value of its assets (determined on the basis of a quarterly average) produce (or are held for the production of) passive income. For this purpose, passive income generally includes certain interest, dividends, rents, royalties and other investment income. The PFIC provisions also contain a look-through rule under which a foreign corporation shall be treated as if it "received directly its proportionate share of the income" and as if it "held its proportionate share of the assets" of any other corporation in which it owns at least 25% of the value of the stock.

        As of the date of this Registration Statement, and based on information available as of the date hereof, we do not believe that we will be classified as a PFIC for the current taxable year or for the foreseeable future. However, the determination of whether we are a PFIC for any particular year is based on, among other things, the type of income we and our subsidiaries receive, the value of our assets and the assets of our subsidiaries and the value of our shares, all of which are subject to change. Accordingly, there can be no assurance that we will not be considered a PFIC for the current year or any future years.

        If our company was considered a PFIC during a given year, United States Persons holding our Class A ordinary shares would be subject to a penalty tax at the time of the sale of their shares at a gain or receipt of an "excess distribution" with respect to their shares, and any such gain or "excess distribution" would be ordinary income, unless such persons had made a "qualified electing fund" election or "mark-to-market" election. It is uncertain whether we would be able to provide our shareholders with the information necessary for a United States Person to make a "qualified electing fund" election. In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). Under these special rules the excess distribution or gain would be allocated ratably over the shareholder's aggregate holding period of its Class A ordinary shares. The amount allocated to the current year, and any taxable year prior to the first year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. The interest charge is equal to the applicable rate imposed on underpayments of United States federal income tax for such period. In addition, a distribution paid by us to a United States Person that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for the reduced rate of tax applicable to certain dividends paid before 2011 to non-corporate shareholders. If our company was considered a PFIC, upon the death of any United States Person who is an individual owning our Class A ordinary shares, such United States Person's heirs or estate may not be entitled to a "step-up" in the tax basis of our Class A ordinary shares held by such United States Person that might otherwise be available under United States federal income tax laws.

        Prospective investors should consult their tax advisor as to the effects of the PFIC rules, including the consequences of making a "qualified electing fund" election or a "mark-to-market" election.

Information Reporting and Backup Withholding

        Under certain circumstances, United States Persons owning stock in a foreign corporation are required to file IRS Form 5471 with their United States federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (1) a 10% United States Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the foreign corporation, and who owned the stock on the last day of that year and (2) under certain circumstances, a United States Person who acquires stock in a foreign corporation and as a result thereof owns 10% or more of the voting power or value of such foreign corporation, whether or not such foreign corporation is a CFC. Failure to file IRS Form 5471 may result in penalties.

        In general, information will be reported to the IRS in connection with dividends paid on our Class A ordinary shares and the proceeds from a sale or other disposition of our Class A ordinary shares unless the holder of such shares establishes an exemption from the information reporting requirements. In addition, dividends paid on our Class A ordinary shares and proceeds from the sale of our Class A ordinary shares generally will be subject to United States backup withholding tax unless the holder of such shares (A) is a corporation or other exempt recipient, (B) provides adequate certification that it is not a United States Person, or (C) provides its taxpayer identification number. The amount of any backup withholding from a payment to a United States Person will be allowed as a credit against the United States Person's United States federal income tax liability and may entitle the United States Person to a refund, provided that the required information is timely furnished to the IRS.

UNDERWRITING

        Under the terms of an underwriting agreement dated the date of this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., UBS Securities LLC and Banc of America Securities LLC are acting as representatives and joint book-running managers for this offering, have severally agreed to purchase from us, and we have agreed to sell to them, the number of our Class A ordinary shares shown opposite their names below:

Name	Number of Shares
Lehman Brothers Inc.
UBS Securities LLC
Banc of America Securities LLC
CIBC World Markets Corp.
Jefferies & Company, Inc.
RBC Capital Markets Corporation

Total

        Sales of shares made outside of the United States may be made by affiliates of the underwriters.

        The underwriting agreement provides that the underwriters' obligation to purchase our Class A ordinary shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of our Class A ordinary shares (other than those shares covered by the over-allotment option described below) if they purchase any of the shares.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

  Over-Allotment Option

        We have granted to the underwriters an option to purchase up to an aggregate of                        our Class A ordinary shares at the initial public offering price less underwriting discounts shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of this prospectus. The option may be exercised to cover over-allotments, if any, made in connection with the offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our Class A ordinary shares approximately proportionate to that underwriter's initial purchase commitment.

  Commissions and Expenses

        The following table summarizes the per share and total underwriting discounts and commissions we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares of our Class A ordinary shares.

	Per Share	Without Over- Allotment	With Over- Allotment
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

        Our Class A ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any of our Class A ordinary shares sold by the underwriters to security dealers may be sold at a discount of up to $                              per share from the initial public offering price. Any of these securities dealers may resell any of our Class A ordinary shares purchased from the underwriters to other brokers or dealers at a discount of up to $                               per share to other dealers. After the offering, the representatives may change the public offering price and other offering terms.

        We estimate that our total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            , all of which are payable by us.

  No Sales of Similar Securities

        We, all of our directors and executive officers, any participants in the Directed Share Program (described below), and all of our shareholders have agreed, without the prior written consent of Lehman Brothers Inc., UBS Securities LLC and Banc of America Securities LLC, with exceptions, not to sell or transfer any of our ordinary shares for 180 days after the date of this prospectus. Specifically, we and these other individuals have agreed, pursuant to a lock-up agreement, not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, make any demand for or exercise any right, file or cause to be filed (or participate in the filing of) a registration statement with respect to, our ordinary shares or securities convertible into or exchangeable into ordinary shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares or (iii) publicly announce an intention to effect any of the foregoing.

        The 180-day restricted period described in the preceding paragraph will be automatically extended if: (i) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the issuance of the earnings release or the announcement of the material news or occurrence of a material event.

        Notwithstanding the foregoing, the lock-up restrictions described in the immediately preceding paragraphs do not apply to:

  •
  the registration of the offer and sale of our ordinary shares to the underwriters;

  •
  bona fide gifts, provided the recipient thereof agrees in writing to be bound by the terms of a lock-up agreement and such transfers are not required to be reported in any public report or filing with the SEC, or otherwise; or

  •
  dispositions to any trust for the direct or indirect benefit of the shareholders and/or the immediate family of the shareholders, provided that such trust agrees in writing to be bound by the terms of a lock-up agreement and such transfers are not required to be reported in any public report or filing with the SEC, or otherwise.

        At any time and without public notice, the representatives may in their discretion, release all or some of our ordinary shares from these lock-up agreements. When determining whether or not to release our ordinary shares from these restrictions, the representatives will consider, among other factors, the holder's reason for requesting the release, the number of our ordinary shares and other securities for which the release is being requested and market conditions at the time. The representatives have no present intent to release any of our ordinary shares from these lock-up agreements.

  Nasdaq Global Market Quotation

        We have applied to have our Class A ordinary shares approved for quotation on the Nasdaq Global Market under the symbol "PDGM".

  Offering Price Determination

        Prior to this offering, there has been no public market for our Class A ordinary shares. The initial public offering price will be determined by negotiation among the representatives and us. The factors that will be considered in determining the initial public offering price include:

  •
  the prevailing market conditions;

  •
  our financial information;

  •
  the history and prospects for the industry in which we compete;

  •
  an overall assessment of our management;

  •
  estimates of our business potential and earning prospects; and

  •
  the consideration of these factors in relation to market valuation of companies in related businesses.

  Directed Share Program

        At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of our Class A ordinary shares offered by this prospectus for sale to some of our officers, directors, employees and related persons associated with us. The number of our Class A ordinary shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as our other Class A ordinary shares offered hereby.

  Stabilization, Short Positions and Penalty Bids

        In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our Class A ordinary shares, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  purchases to cover positions created by short sales;

  •
  imposition of penalty bids; and

  •
  syndicate covering transactions.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class A ordinary shares while this offering is in progress. These transactions may also include making short sales of our Class A ordinary shares, which involves the sale by the underwriters of a greater number of our Class A ordinary shares than they are required to purchase in this offering, and purchasing our Class A ordinary shares on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares of our Class A ordinary shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount.

        The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our Class A ordinary shares, in whole or in part, or by purchasing our Class A ordinary shares in the open market. In making this determination, the underwriters will consider, among other things, the price of our Class A ordinary shares available for purchase in the open market as compared to the price at which they may purchase our Class A ordinary shares through their option to purchase additional shares of our Class A ordinary shares.

        Naked short sales are in excess of the underwriters' over-allotment option to purchase additional shares of our Class A ordinary shares. The underwriters must close out any naked short position by purchasing our Class A ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A ordinary shares in the open market that could adversely affect investors who purchased in this offering.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased our Class A ordinary shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        As a result of these activities, the price of our Class A ordinary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

  Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

  Discretionary Sales

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of our Class A ordinary shares offered by them.

  Stamp Taxes

        If you purchase any of our Class A ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the initial public offering price listed on the cover page of this prospectus.

  Relationships

        Certain of the underwriters and their affiliates from time to time have provided certain investment banking, commercial banking and financial advisory services to us and our affiliates, for which they have received customary fees and commissions, and they may provide these services to us in the future, for which they would receive customary fees and commissions. In particular, some of the underwriters or their affiliates have interests in investment funds affiliated with Fox Paine.

  Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of our Class A ordinary shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to our Class A ordinary shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of our Class A ordinary shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        The sellers of our Class A ordinary shares have not authorized and do not authorize the making of any offer of our Class A ordinary shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of our Class A ordinary shares as contemplated in this prospectus. Accordingly, no purchaser of our Class A ordinary shares, other than the underwriters, is authorized to make any further offer of our Class A ordinary shares on behalf of the sellers or the underwriters.

  Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

  Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to our Class A ordinary shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. Our Class A ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to our Class A ordinary shares has been or will be

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France or

  •
  used in connection with any offer for subscription or sale of our Class A ordinary shares to the public in France.

Such offers, sales and distributions will be made in France only

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

Our Class A ordinary shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

LEGAL MATTERS

        Certain legal matters with respect to the validity of the shares of our Class A ordinary shares offered by this prospectus will be passed upon by Walkers, Grand Cayman, Cayman Islands. Certain legal matters in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, San Francisco, California.

EXPERTS

        The consolidated financial statements of Paradigm B.V. as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, the balance sheet of Paradigm Ltd. as of December 31, 2006 and the consolidated financial statements of Earth Decision Sciences S.A. as of December 31, 2005 and 2004 and for each of the two years in the period ended December 31, 2005 included in this prospectus have been audited by Grant Thornton LLP, an independent registered public accounting firm, as indicated in their reports with respect thereto, and are included in this prospectus in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement on Form S-1 we filed with the SEC. This prospectus does not contain all of the information included in the registration statement and all of its exhibits and schedules. For further information about us and our Class A ordinary shares being offered by this prospectus, see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of these documents.

        You may read and copy our registration statement and all of its exhibits and schedules at the SEC Public Reference Room located at 100 F Street N.E., Room 1580, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement is also available from the SEC's website at http://www.sec.gov. You may also obtain this information, without charge, by request to the Office of the Corporate Secretary located at 820 Gessner Road, Houston, Texas 77024; Attention: Corporate Secretary; Telephone (713) 393-4800; or by visiting our website at www.paradigmgeo.com.

        Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We will report our financial statements on a calendar year ending December 31. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by our independent registered public accounting firm and with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year.

 Report of Independent Registered Public Accounting Firm

Board of Directors
Paradigm B.V.

        We have audited the accompanying consolidated balance sheets of Paradigm B.V. (a Netherlands corporation) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paradigm B.V. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

        As described in Note 1 to the consolidated financial statements, the 2005 and 2004 consolidated financial statements have been restated to correct errors made related to the revaluation of Paradigm B.V's ordinary shares and the accounting for convertible subordinated debentures.

/s/ Grant Thornton LLP

Houston, Texas
May 14, 2007

PARADIGM B.V.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

	As of December 31,
	Restated 2005	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,338	$16,201
Trade receivables, net	24,362	38,103
Unbilled receivables	2,784	401
Prepaid and other current assets	5,878	7,196

Total current assets	43,362	61,901

Property and equipment, net	15,934	14,353
Goodwill	55,138	86,932
Other intangible assets, net	24,332	37,146
Deferred offering costs	—	3,866
Other long-term assets	5,906	9,754

Total assets	$144,672	$213,952

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES
Accounts payable	$6,330	$12,630
Accrued liabilities	14,986	37,106
Accrued liabilities to majority shareholder	1,561	1,175
Short-term debt	4,144	940
Current maturities of long-term debt	5,000	7,579
Current maturities of capital lease obligations	2,418	1,921
Deferred revenues	10,135	9,719

Total current liabilities	44,574	71,070

Long-term debt, net of current maturities	55,500	49,710
Capital lease obligations, net of current maturities	1,656	1,289
Accrued severance and other obligations	5,053	8,651

Total long-term liabilities	62,209	59,650

Minority interest in Earth Decision	—	12,731
Convertible subordinated debentures	40,393	177,619
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' DEFICIT
Share capital, par value $0.01 per share; 30,000,000 shares authorized; 14,567,029 shares and 17,642,389 shares issued as of December 31, 2005 and 2006	159	218
Additional paid-in capital (deficit)	30,391	(47,045)
Subscription receivable	(1,000)	—
Treasury shares, at cost (236,865 shares as of December 31, 2005 and 2006)	(1,220)	(1,220)
Accumulated other comprehensive income	1,935	3,080
Accumulated deficit	(32,769)	(62,151)

Total shareholders' deficit	(2,504)	(107,118)

Total liabilities and shareholders' deficit	$144,672	$213,952

The accompanying notes are an integral part of these consolidated financial statements.

 PARADIGM B.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)

	Year ended December 31,
	Restated 2004	Restated 2005	2006
REVENUES:
Software licenses and products	$30,850	$36,444	$65,139
Maintenance and support	30,312	34,429	46,875
Strategic consulting	27,758	27,813	32,489

Total revenues	88,920	98,686	144,503

COST OF REVENUES:
Software licenses and products	2,761	2,923	8,016
Maintenance and support	10,561	12,690	16,791
Strategic consulting	23,222	28,154	31,375

Total cost of revenues	36,544	43,767	56,182

GROSS PROFIT	52,376	54,919	88,321
OPERATING EXPENSES:
Sales and marketing	16,215	18,016	27,913
Research and development	17,396	19,298	23,241
General and administrative	11,391	16,255	33,779
Amortization of intangibles	1,765	2,090	2,626
Related party fees and expenses	2,829	1,757	1,100
Goodwill impairment	—	4,899	—
Restructuring and other impairment costs	993	4,491	—
Acquired in-process research and development	—	—	16,100

Total operating expenses	50,589	66,806	104,759

OPERATING INCOME (LOSS)	1,787	(11,887)	(16,438)
INTEREST AND OTHER EXPENSE:
Interest expense, net	(2,639)	(5,225)	(5,023)
Minority interest in Earth Decision	—	—	(2,072)
Other expense, net	(306)	(619)	(331)

	(2,945)	(5,844)	(7,426)
LOSS BEFORE INCOME TAXES	(1,158)	(17,731)	(23,864)
PROVISION FOR INCOME TAXES	1,609	786	5,518

NET LOSS	(2,767)	(18,517)	(29,382)
Accretion to redemption value on, and distributions to holders of, convertible subordinated debentures	(23,683)	(12,095)	(120,008)

NET LOSS AVAILABLE TO ORDINARY SHAREHOLDERS	$(26,450)	$(30,612)	$(149,390)

NET LOSS PER SHARE AVAILABLE TO ORDINARY SHAREHOLDERS, basic and diluted	$(3.39)	$(3.05)	$(9.56)
WEIGHTED-AVERAGE SHARES OUTSTANDING, basic and diluted	7,799,190	10,052,856	15,631,320

The accompanying notes are an integral part of these consolidated financial statements.

PARADIGM B.V.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2006
(Dollars in thousands, except share data)

	Ordinary shares		Additional paid-in capital (deficit)		Treasury shares		Accumulated other comprehensive income			Total shareholders' equity (deficit)
				Subscription receivable				Accumulated deficit	Total comprehensive loss
	Shares	Amount			Shares	Amount
Balance as of January 1, 2004	7,834,905	$77	$41,208	$—	(67,915)	$(350)	$102	$(14,798)		$26,239
Impact of prior period restatements	—	—	(3,313)	—	—	—	—	3,313		—

Restated balance as of January 1, 2004	7,834,905	77	37,895	—	(67,915)	(350)	102	(11,485)		26,239
Conversion of debentures	—	—	—	36,824	—	—	—	—		36,824
Issuance of shares in lieu of interest to debenture holders	168,950	2	868	—	—	—	—	—		870
Options exercised	145,631	2	(1)	(1)	—	—	—	—		—
Restated distributions to shareholders and convertible debenture holders	—	—	(35,000)	—	—	—	—	—		(35,000)
Restated accretion of convertible subordinated debentures			(2,550)							(2,550)
Purchase of treasury shares	—	—	—	—	(168,950)	(870)	—	—		(870)
Comprehensive income (loss):
Restated net loss	—	—	—	—	—	—	—	(2,767)	$(2,767)	(2,767)
Restated other comprehensive income	—	—	—	—	—	—	1,493	—	1,493	1,493

Restated total comprehensive loss									$(1,274)

Balance as of December 31, 2004	8,149,486	81	1,212	36,823	(236,865)	(1,220)	1,595	(14,252)		24,239
Issuance of shares in respect of receipts on account of shares	6,113,591	74	36,750	(36,824)	—	—	—	—		—
Issuance of shares to employee, net of offering costs of $10	303,952	4	1,986	(1,000)	—	—	—	—		990
Restated share-based compensation related to issuance of options to employees	—	—	2,538	—	—	—	—	—		2,538
Restated accretion of convertible subordinated debentures	—	—	(12,095)	—	—	—	—	—		(12,095)
Payment of subscription receivable	—	—	—	1	—	—	—	—		1
Comprehensive income (loss):
Restated net loss	—	—	—	—	—	—	—	(18,517)	$(18,517)	(18,517)
Restated other comprehensive income	—	—	—	—	—	—	340	—	340	340

Restated total comprehensive loss									$(18,177)

Balance as of December 31, 2005	14,567,029	159	30,391	(1,000)	(236,865)	(1,220)	1,935	(32,769)		(2,504)
Issuance of shares for acquisition of Earth Decision	2,775,560	56	32,555	—	—	—	—	—		32,611
Options and warrants issued to Earth Decision option holders in acquisition	—	—	3,266	—	—	—	—	—		3,266
Issuance of shares for cash	299,800	3	2,740	—	—	—	—	—		2,743
Payment of subscription receivable	—	—	—	1,000	—	—	—	—		1,000
Options exercised	—	—	335	—	—	—	—	—		335
Reclassification of warrant to current liabilities	—	—	(185)	—	—	—	—	—		(185)
Accretion of convertible subordinated debentures	—	—	(120,008)	—	—	—	—	—		(120,008)
Share-based compensation related to issuance of options to employees	—	—	3,861	—	—	—	—	—		3,861
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—	(29,382)	$(29,382)	(29,382)
Other comprehensive income	—	—	—	—	—	—	1,145	—	1,145	1,145

Total comprehensive loss									$(28,237)

Balance as of December 31, 2006	17,642,389	$218	$(47,045)	$—	(236,865)	$(1,220)	$3,080	$(62,151)		$(107,118)

The accompanying notes are an integral part of these consolidated financial statements.

 PARADIGM B.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year ended December 31,
	Restated 2004	Restated 2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,767)	$(18,517)	$(29,382)
Adjustments to reconcile loss to net cash provided by operating activities:
Depreciation and amortization	8,259	11,413	11,923
Provision for bad debts	328	1,363	786
Impairment of goodwill and other intangible assets	—	7,823	—
Acquired in-process research and development	—	—	16,100
Share-based compensation for employees and consultant	—	2,538	6,851
Amortization of debt issuance costs	440	928	380
Deferred taxes	609	(41)	(2,145)
(Gains) losses on interest rate swaps	(53)	(355)	22
Minority interest in Earth Decision	—	—	2,072
Changes in working capital accounts, net of effects from acquisitions:
Decrease (increase) in trade receivables and unbilled trade receivables	918	679	(7,789)
Decrease (increase) in prepaid and other current assets	(542)	(770)	1,950
Increase (decrease) in accounts payable and accrued liabilities	(4,515)	4,697	15,447
Increase (decrease) in deferred revenues	198	545	(1,603)
Increase (decrease) in accrued severance pay and other obligations	67	(37)	3,292

Net cash provided by operating activities	2,942	10,266	17,904

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,607)	(5,583)	(3,895)
Purchase of developed technology and other assets	(578)	—	—
Cash (paid) received for acquisitions, net of cash acquired	(20,719)	—	748
Investment in Open Spirit	—	—	(500)

Net cash used in investing activities	(24,904)	(5,583)	(3,647)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debt	38,931	3,963	—
Repayments of debt	(2,250)	(4,500)	(8,704)
Issuance of convertible subordinated debentures	20,200	—	—
Debt issuance costs	(1,119)	(351)	(117)
Options exercised	—	—	210
Issuance of ordinary shares, net	870	991	2,743
Distribution to shareholders	(13,867)	—	—
Distribution to convertible subordinated debenture holders	(21,133)	—	—
Purchase of treasury shares	(870)	—	—
Payments on capital lease obligations	(1,494)	(1,848)	(2,865)
Receipt of subscription receivable	1	—	1,000
Payments of deferred offering costs	—	—	(891)

Net cash provided by (used in) financing activities	19,269	(1,745)	(8,624)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	87	(44)	230
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,606)	2,894	5,863
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,050	7,444	10,338

CASH AND CASH EQUIVALENTS AT END OF YEAR	$7,444	$10,338	$16,201

Cash paid during the year for:
Interest	$1,954	$4,211	$4,444
Income taxes	1,017	1,224	784
Non-cash financing and investing transactions:
Conversion of debentures	36,824	—	—
Issuance of shares for subscription payable	—	36,824	—
Purchase of equipment under capital leases	3,046	2,614	2,136
Convertible subordinated debentures issued for acquisition	—	—	15,544
Issuance of ordinary shares for acquisition	—	—	32,611
Issuance of share options for acquisition	—	—	5,072
Preferred shares of Earth Decision	—	—	10,659

The accompanying notes are an integral part of these consolidated financial statements.

 PARADIGM B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

(2004 and 2005, as restated)

1.    BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

        Paradigm B.V. (formerly Paradigm Geotechnology B.V.) is a private limited liability company organized under the laws of The Netherlands (the "Company"). The Company provides enterprise software solutions to the global oil and natural gas exploration and production industry. The Company's software enables its customers to more efficiently locate new oil and natural gas reservoirs and optimize production from new and existing reservoirs. Customers use the Company's integrated software suite to create dynamic digital models of the earth's subsurface by analyzing and interpreting vast amounts of data from a wide variety of sources. The Company also provides strategic consulting to its customers to assist them in their efforts to realize greater returns by helping them to improve their exploration and production of oil and natural gas.

        The Company operates worldwide through wholly owned subsidiaries in the United States, Argentina, Australia, Brazil, Canada, China, Dubai, Ecuador, Egypt, France, India, Indonesia, Israel, Libya, Luxembourg, Malaysia, Mexico, The Netherlands, Nigeria, Russia, United Kingdom and Venezuela, through representative offices in Russia, Bahrain and China and a controlled entity in Kazakhstan. These locations coordinate the activities of the Company's direct sales force and its network of representative agents.

        The board of directors of Paradigm Ltd. has also approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of its Class A ordinary shares. On September 1, 2006, Paradigm Ltd. was formed to become the holding company of the Company at or prior to the completion of Paradigm Ltd.'s initial public offering. Certain holders of Paradigm B.V. ordinary shares will have rights to exchange those shares for Class B ordinary shares of Paradigm Ltd. As a result of these exchanges, Paradigm Ltd. will become the holding company of Paradigm B.V.

Restatement of previously issued financial statements

        The Company's consolidated financial statements as of December 31, 2005 and for each of the two years in the period ended December 31, 2005 have been restated. The restatement is the result of the following two errors:

        Revaluation of ordinary shares—The Company corrected an error in its valuation methodology used to calculate the fair value of its ordinary shares beginning with January 1, 2005. The correction impacted the valuation of the Company's share-based compensation, convertible subordinated debentures and share-based purchase consideration issued for the acquisition of Earth Decision Sciences S.A. As a result, share-based compensation increased $238 during 2005. There was no cumulative effect on retained earnings as a result of this restatement.

        Reclassification and accounting for convertible subordinated debentures—The Company had previously been classifying its convertible subordinated debentures as debt and recognizing interest expense for the incremental annual change in the conversion price of the convertible subordinated debentures since their issuances in 2002 and 2004. During 2006, the Company determined that the convertible subordinated debentures should have been classified as temporary equity as they are more characteristic of an equity instrument. Additionally, the Company corrected the accounting treatment subsequent to the issuance of the convertible subordinated debentures by adjusting them to their full redemption value through accretion at each reporting date, as discussed in Note 9. As a result, the convertible subordinated debentures have been reclassified from debt to temporary equity and the adjustment to redemption value is accounted for as an adjustment to additional paid-in capital rather than as interest expense. The cumulative effect of this accounting change was a decrease of $3,313 to the beginning accumulated deficit for 2004.

        The following tables set forth the impact of these restatements on certain amounts previously reported in the Company's consolidated financial statements:

	Year Ended December 31, 2004		Year Ended December 31, 2005
	As Reported	Restated	As Reported	Restated
	(in thousands, except per share data)
Statement of Operations Summary:
Strategic consulting cost of revenue	$23,222	$23,222	$28,162	$28,154
Total cost of revenue	36,544	36,544	43,775	43,767
Sales and marketing expense	16,215	16,215	17,917	18,016
Research and development expense	17,396	17,396	19,305	19,298
General and administrative expense	11,391	11,391	16,101	16,255
Total operating expenses	50,589	50,589	66,560	66,806
Operating income (loss)	1,787	1,787	(11,649)	(11,887)
Interest expense on convertible subordinated debentures	(23,249)	—	(1,394)	—
Loss before income taxes	(24,407)	(1,158)	(18,887)	(17,731)
Net loss	(26,016)	(2,767)	(19,673)	(18,517)
Accretion to redemption value on, and distributions to, holders of convertible subordinated debentures	—	(23,683)	—	(12,095)
Net loss available to ordinary shareholders	(26,016)	(26,450)	(19,673)	(30,612)
Net loss per share available to ordinary shareholders—basic and diluted	$(3.34)	$(3.39)	$(1.96)	$(3.05)
Balance Sheet Summary:
Convertible subordinated debentures			$29,258	$—
Total long-term liabilities			91,467	62,209
Convertible subordinated debentures			—	40,393
Additional paid-in capital			69,244	30,391
Accumulated deficit			(60,487)	(32,769)
Total shareholders' equity (deficit)			8,631	(2,504)

Cash Flows Summary:
Net loss	$(26,016)	$(2,767)	$(19,673)	$(18,517)
Share-based compensation for employees and consultant	—	—	2,300	2,538
Non-cash interest on convertible subordinated debentures	2,116	—	1,394	—
Net cash provided by (used in) operating activities	(18,191)	2,942	10,266	10,266
Distribution to convertible subordinated debenture holders	—	(21,133)	—	—
Net cash provided by (used in) financing activities	40,402	19,269	(1,745)	(1,745)

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Additionally, the accompanying consolidated financial statements include the full accounts of an entity in Kazakhstan that provides geophysical services, which is controlled by the Company. While the Company has no ownership interest in the Kazakhstan entity, the Company has an irrevocable contractual 80 percent interest in the profits and losses of the entity. The remaining 20 percent interest represents a minority interest. This minority interest in the net results of operations of the Kazakhstan entity is reflected by the Company in the consolidated statement of operations as other expense, net and in accrued liabilities in the accompanying consolidated balance sheet. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions that the Company considers significant in the preparation of its financial statements include those related to its allowance for doubtful accounts, realization of goodwill and other intangible assets, the valuation and useful lives of property and equipment, the valuation of the equity and temporary equity of the Company, valuation allowances for income taxes and Contingencies (see Note 15).

Financial Statements in U.S. Dollars

        The financial statements of the Company's non-U.S. subsidiaries are translated in accordance with SFAS No. 52, Foreign Currency Translation. A majority of the Company's revenues is generated in U.S. dollars ("dollars"). In addition, a substantial portion of its costs are incurred in dollars. Since the dollar is the primary currency in the economic environment in which the Company operates, the dollar is its functional and reporting currency.

        The functional currency of the Company's non-U.S. subsidiaries in Canada and France has been determined to be their local currency. For these subsidiaries, assets and liabilities are translated from their respective functional currencies into dollars at the exchange rates in effect at the balance sheet date, and revenue and expense amounts are translated at average exchange rates during the period. The resulting aggregate foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

        Any gains or losses resulting from foreign currency transactions, including the translation of intercompany balances, are recorded in other expense, net, in the consolidated income statement.

Cash and Cash Equivalents

        The Company considers all highly liquid, short-term investments with insignificant interest rate risk and maturities (at the time of purchase) of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Accounts Receivable, Net

        The allowance for doubtful accounts represents the estimated losses resulting from the inability of customers to make required payments. These allowances are based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with problem accounts.

Concentration of Credit Risk and Significant Customers

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and trade and other receivables. Cash and cash equivalents are invested in dollars with major banks in all of the Company's operating jurisdictions. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. As of December 31, 2005 and 2006, the Company had $9,398 and $13,763, respectively, of cash in accounts outside the United States. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

        The Company's trade receivables are generally derived from sales of software licenses, related maintenance, and consulting rendered to large organizations located primarily in Europe, the Middle East, Asia, North and Latin America, and the Far East. The Company performs an initial credit evaluation at the inception of relationships where it uses potential customers' historical financial statements or evaluations provided by third-party credit agencies to assess credit worthiness. In addition to this initial evaluation, the Company regularly considers its ability to collect outstanding customer invoices and in doing so must make estimates of the collectibility of accounts receivable. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures.

        Other receivables include mainly receivables from government authorities and financial institutions and therefore, management believes that these accounts have minimal credit risk.

        During 2004, 2005 and 2006, there were no customers that individually represented greater than 10% of the Company's respective annual revenue and at December 31, 2005 and 2006, no customer represented greater than 10% of the Company's respective total accounts receivable.

Debt Issuance Costs

        The Company capitalizes debt issuance costs related to its credit facility and amortizes them as interest expense over the scheduled maturity period of the debt using a straight-line method that approximates the effective interest method. The Company includes these unamortized costs in other long-term assets.

Property and Equipment, net

        Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Life in Years
Computers and peripheral equipment	3-5
Office furniture and equipment	6-10
Leasehold improvements	The shorter of the lease term or the estimated useful life

        Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any gain or loss thereon is reflected in the consolidated statement of operations.

        In 2005, the Company revised the estimated useful life of certain computer and peripheral equipment to three years from a range of four to six years. The change was based on management's review of facts and circumstances and historical patterns of retirement and disposals of such equipment and will be accounted for prospectively from the date of change. The effect of the change in estimate on the consolidated net loss for the year ended December 31, 2005, was an increase of the consolidated net loss by $1,095, or $0.11 per ordinary share.

Investment in equity securities

        In December 2006, the Company purchased a 10% ownership interest in a private software company located near Houston, Texas. The cost of the investment totaled $1,453 which was comprised of $500 in cash, a $500 note payable and $453 representing the fair value of certain software products and services the Company is contractually obligated to provide to the software company. The investment is included in long-term assets and is accounted for under the cost method because the ownership is less than 20% and the Company does not have the ability to significantly influence or control the software company's operations. The note payable is included in short-term debt and is due in full in December 2007. The fair value of the software products and services portion of the purchase price has been recorded in accrued liabilities as such products and services are expected to be delivered by December 31, 2007. For this non-marketable investment, the Company regularly reviews the assumptions underlying the operating performance and cash flow forecasts of the software company in evaluating potential impairment of the investment.

Goodwill and Other Intangible Assets, Net

        Goodwill represents the excess of the purchase price of purchased businesses over the estimated fair value of the acquired business' net assets. Goodwill and intangible assets with indefinite lives are not amortized but are reviewed annually or when events occur which indicate potential for impairment. Intangible assets that are not deemed to have indefinite lives are amortized over their useful lives. The Company reviews the carrying value of goodwill and other long-lived assets to determine whether there has been an impairment since the date of the relevant acquisition. Effective January 1, 2006, the Company formally changed its policy for performing its annual impairment assessment from the third quarter to the fourth quarter of each year. The Company believes the date change is preferable as it coincides with the Company's annual business planning cycle which will provide more timely and reliable information to be used in the annual impairment assessment. The Company will perform additional impairment tests if a change in circumstances occurs that would more likely than not reduce the fair value of long-lived assets below their carrying amount. The assessment is performed in two steps: step one is to test for potential impairment and if potential losses are identified, step two is to measure the impairment loss. The Company measures impairment loss by discounting estimated future cash flows. The Company performed step one during the third quarters of 2004 and 2005 and found that there were no impairments. However, during late 2005, new executive management of the Company implemented strategic changes. These changes created a triggering event, and it was determined that an impairment had occurred during the fourth quarter of 2005. See Note 6. No impairments were identified in 2006.

Impairment of Long-Lived Assets

        In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets, including intangible assets, may warrant revision or that the carrying value of these assets may be impaired. The Company evaluates the realizability of its long-lived assets based on profitability and cash flow expectations for the related asset. These future estimates are based on historical results, adjusted to reflect the Company's best estimates of future market and operating conditions. Actual results may vary materially from the Company's estimates, and accordingly may cause a full impairment of the long-lived assets. Any write-downs are treated as permanent reductions in the carrying amount of the assets. There were no impairment of long-lived assets during the years ended December 31, 2004 and 2006. However, during 2005, the Company identified impairments related to certain acquired intangible assets, primarily relating to the acquisitions of the Reservoir Technology Division ("RTD") of Core Laboratories, N.V. and the Workbench Suite Reservoir Software, both in 2004. The Company wrote off the remaining net book value of the Workbench Suite Reservoir Software intangibles and certain intangibles related to RTD for approximately $2,924, which have been recorded in the 2005 consolidated statement of operations. See Note 12.

        In addition to the recoverability assessments, the Company routinely reviews the remaining estimated useful lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the period when such determinations are made.

Accrued severance

        The Company's liability for severance pay is comprised of severance due in countries with statutory requirements to provide for employee severance. The liability recognized is the amount that the Company would have been committed to pay if all employees had been terminated at the applicable balance sheet date. This amount, calculated pursuant to local severance pay laws, is based on the most recent monthly salary of the employees multiplied by the number of years of employment, as of the balance sheet date. The Company's liability for all of these employees is partially covered by monthly deposits with severance pay funds and arrangements with insurance companies.

        The amounts of the deposits include profits accumulated up to the balance sheet date. Such deposits are included in other long-term assets on the balance sheets.

        Severance expense, which includes the amounts discussed above and severance expense incurred in areas without statutory severance requirements, was $303, $322 and $1,254 for 2004, 2005 and 2006, respectively.

Advertising expenses

        Advertising expenses are charged as incurred to sales and marketing expenses in the statement of operations. Advertising expense for 2004, 2005 and 2006 was $290, $351 and $274, respectively.

Income Taxes

        The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some portion of the deferred tax assets will not be realized.

Derivatives

        The Company accounts for derivatives and hedging based on SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires a company to recognize all of its derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a non-U.S. operation. For derivative instruments not designated as hedging instruments, the gain or loss on such derivatives is recognized in earnings as incurred.

        The Company has entered into interest rate swap agreements that effectively convert a portion of its loans to a fixed-rate basis for a fixed term, thus reducing the impact of interest-rate changes on future interest expense. As the interest rate swaps do not qualify as hedges, changes in their fair value are reflected as gain or loss in other expense, net, in the consolidated statement of operations.

        The Company has entered into forward exchange contracts to economically hedge certain transactions denominated in New Israeli Shekels, U.K. Sterling and Australian Dollars against the changes in the dollar in relation to those currencies. The purpose of the Company's foreign currency hedging activities is to mitigate the risk that the eventual dollar cash flows from these transactions will be adversely affected by changes in the exchange rates. The Company's forward exchange contracts do not qualify as hedging instruments; therefore, the changes in the fair value of these contracts have been reflected in the consolidated statement of operations within other expense, net. The fair value of the forward exchange contracts at December 31, 2005 and 2006 was a liability of approximately $595 and $573, respectively.

Net Loss Per Share

        Basic loss per share is computed using the weighted average number of Paradigm B.V. ordinary shares outstanding during the year. Issuable shares with no contingencies for issuance are included in the computation of basic loss per share. The terms of the Company's convertible subordinated debentures and the preferred shares of Earth Decision include the right to participate in dividends declared to ordinary shareholders. The convertible subordinated debentures and the preferred shares of Earth Decision do not have a contractual obligation to share in the losses in any given period. As a result, these participating securities will not be allocated any losses in the periods of net losses, but will be allocated income in the periods of net income using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of ordinary shares and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. Under the two-class method, net income is reduced by the amount of dividends declared in the current period for each class of shares and by the contractual amounts of dividends that must be paid for the current period. The remaining earnings are then allocated to ordinary shares and participating securities to the extent that each security may share in earnings as if all the earnings for the period had been distributed. The total earnings allocated to each security are determined by adding together the amounts allocated for dividends and the amounts allocated for a participation feature. The total earnings allocated to each security are then divided by the number of outstanding shares of the security to which the earnings are allocated to determine the earnings per share. Diluted loss per share is computed using the weighted average number of Paradigm B.V. ordinary shares outstanding during the year and also includes the dilutive effect of convertible debt and share-based incentives and option plans (including share options and awards of restricted shares).

        The following common share equivalents were excluded from the computation of diluted loss per share because their effect would have been anti-dilutive:

	Year Ended December 31,
	2004	2005	2006
Share options and warrants	971,998	868,171	3,670,317
Convertible subordinated debentures	5,404,793	5,681,150	7,182,189
Preferred shares of Earth Decision	—	—	254,325

Total	6,376,791	6,549,321	11,106,831

Share-Based Compensation

        Effective January 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123(R) using the modified prospective method. Under this method, compensation cost in 2005 includes the portion vesting in the period for (a) all share-based payments granted prior to, but not vested as of, January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (b) all share based payments granted subsequent to January 1, 2005, based on the grant date fair value estimated using a Black-Scholes option pricing model. The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. The exercise prices of all options and the value of underlying ordinary shares were determined by the Company's Board of Directors.

        Prior to January 1, 2005, the Company accounted for its share-based compensation under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Share Issued to Employees," and related interpretations, the disclosure-only provisions of SFAS No. 123, "Accounting for Share-Based Compensation" and the disclosures required by SFAS No. 148, "Accounting for Share-Based Compensation-Transition and Disclosure." In accordance with APB Opinion No. 25, no share-based compensation cost was reflected in the Company's results of operations prior to January 1, 2005, except to the extent share options to employees were granted with an exercise price less than the market value of Paradigm B.V. ordinary shares on the measurement date.

        Had the Company used the fair value based accounting method for share-based compensation expense prescribed by SFAS Nos. 123 and 148 for the year ended December 31, 2004, the Company's consolidated net loss and net loss per share would have been increased to the pro-forma amounts illustrated as follows:

Year ended December 31, 2004
Net loss available to ordinary shareholders, as reported	$(26,450)
Deduct: Total share-based employee compensation expense determined under fair value based method for all awards	(1,347)

Pro forma net loss available to ordinary shareholders	$(27,797)

Weighted-average number of ordinary shares outstanding—basic and diluted	7,799,190
Loss per share available to ordinary shareholders, as reported (basic and diluted)	$(3.39)
Loss per share available to ordinary shareholders, pro forma (basic and diluted)	$(3.56)

        In the above table, income taxes have been offset by a valuation allowance (see Note 13). In loss periods, net loss per share, assuming dilution, equals basic net loss per share since potentially dilutive securities are anti-dilutive.

        The impact of the adoption of SFAS No. 123(R) was an increase to share-based compensation expense of $2,538 (or $0.25 per share) for the year ended December 31, 2005. Results of prior periods do not reflect any restated amounts and the Company had no cumulative effect adjustment upon adoption of SFAS No. 123(R) under the modified prospective method.

Fair Value of Financial Instruments

        The financial instruments of the Company consist primarily of cash and cash equivalents, trade receivables, trade payables and long-term debt. The Company's management considers the carrying values of cash and cash equivalents, trade receivables, trade payables and long-term debt to be representative of their respective fair values because of their short-term maturities or expected settlement dates. The fair value of the Company's long-term debt at year-end approximates their carrying values, due to the variable interest rates of these borrowings. As of December 31, 2005 and 2006, the fair value of the Company's convertible subordinated debentures was $40,393 and $177,619, respectively, which was calculated on an as-converted basis with a fair value per share of $7.11 and $25.00, respectively.

Comprehensive Income (Loss)

        SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Other than reported net loss, comprehensive loss includes foreign currency translation adjustments, which are disclosed in the accompanying consolidated statements of shareholders' equity (deficit).

        At December 31, 2004, 2005 and 2006, accumulated other comprehensive loss included foreign currency translation gains of $1,493, $340 and $1,145, respectively. There was no tax effect of these adjustments.

Revenue Recognition

        The Company recognizes revenue in accordance with applicable accounting standards including Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition," Emerging Issues Task Force (EITF) Issue No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables," and the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the fee is fixed and determinable, and collectibility is probable. The Company derives its revenue from three principal sources: software licenses and products; maintenance and support; and strategic consulting. The Company sells its software primarily through its direct sales force.

        Revenue may be generated from contractual arrangements that require significant revenue recognition judgments, particularly in the area of contracts with multiple deliverable elements (or multiple element arrangements). Where multiple elements exist in an arrangement, contract revenue is allocated to the different elements based upon and in proportion to verifiable objective evidence of the fair value of the various elements, as governed under EITF No. 00-21, and SAB No. 104. Multiple element arrangements primarily involve the sale of more than one of the Company's three revenue sources in a combined contract. Revenue is recognized as each element is earned, namely upon delivery and acceptance of software licenses, provided that the fair value of the undelivered element(s) has been determined, the delivered element(s) has stand-alone value, there is no right of return on delivered element(s), and the Company is in control of the undelivered element(s). For arrangements that include service elements, including support and installation, for which verifiable objective evidence of fair value does not exist, revenue is deferred until such services are deemed complete, or until the time the Company can establish verifiable objective evidence. Provisions for estimated losses on incomplete contracts are made in the period in which such losses are determined.

        The Company recognizes software revenue in accordance with SOP 97-2. In accordance with these standards, revenue is recognized when persuasive evidence of an arrangement exists and delivery has occurred, the fee is deemed fixed or determinable and collection is deemed probable. In making these judgments, the Company evaluates these criteria as follows:

  •
  Evidence of an arrangement.    The Company considers a non-cancelable written agreement signed by the Company and the customer to be persuasive evidence of an arrangement.

  •
  Delivery has occurred.    The Company considers delivery to have occurred when a compact disc or other medium containing the licensed software is provided to a common carrier or in the case of electronic delivery, the customer is given electronic access to the licensed software. If an arrangement includes undelivered products or services that are essential to the functionality of the delivered product, delivery is not considered to have occurred until these essential products or services are delivered.

  •
  Fixed or determinable fee.    The Company considers the fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within normal payment terms. If the fee is subject to refund or adjustment, the Company recognizes revenue when the refund or adjustment right lapses or the return is estimable. For arrangements with extended payment terms, the Company recognizes revenue as amounts become due and payable or as cash is collected. The Company and its subsidiaries do not grant a right of return to their customers.

  •
  Collection is deemed probable.    The Company conducts a credit review for all transactions at the inception of an arrangement to determine the creditworthiness of the customer. Collection is deemed probable if, based upon the Company's evaluation, the Company expects that the customer will be able to pay amounts under the arrangement as payments become due. If the Company determines that collection is not probable, revenue is deferred and recognized upon cash collection.

        SOP 97-2 requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company's Vendor Specific Objective Evidence ("VSOE") used to allocate the sales price to multiple elements is based on the prices charged when these elements are sold separately. VSOE of fair value is established by the price charged when that element is sold separately. For post contract support, VSOE of fair value is established by renewal rates. For training, installation and on-site support, VSOE of fair value is based on daily rates determined from Company contracts for these services alone. SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," requires that revenue be recognized under the "residual method" when (1) VSOE of fair value exists for all undelivered elements and no VSOE exists for the delivered elements and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

  Software License and Product Revenue. The Company licenses its software on both a perpetual and term basis, as described below:

    Perpetual Licenses. Licenses to use the Company's software in perpetuity are generally priced based on (i) either a customer's database size (including the number of contacts or channels) or a platform fee and (ii) a specified number of users. Because implementation services for the software licenses are not deemed essential to the functionality of the related software, the Company recognizes perpetual license revenue at the time of product delivery, provided all other revenue criteria have been met.

    Term Licenses. Term licenses are sold for a single fee, which includes the right to use the Company's software, the updates and upgrades to the product and technical support for a specified period of time. Customers are invoiced in installments and billed in advance of the term license period. Revenues are recognized on a straight-line basis over the life of the term license.

  For resellers that are not well capitalized or for which payment to us is linked to payment by the end user, we utilize the sell-through method. For those resellers that have strong financial capital and where payment is not linked to end user payment and we have good payment history, we recognize revenue at the time of delivery of the software to the reseller, provided that all of the criteria of SOP 97-2 have been met.

  Maintenance and Support Revenue. Maintenance and support revenues are generated from sales of maintenance and customer support associated with the sale of software licenses. Maintenance and support revenues consist of three types:

    Post contract support is provided by online and on-call services for problem prevention and resolution and includes delivery of software updates and upgrades. Post contract support is generally sold on an annual basis and collected in advance. Revenues are recognized ratably over the term of the agreement.

    Software installation and user training support contracts are generally priced on a time and materials basis. Revenues are recognized, and the customer is invoiced, when the services are performed.

    On-site support contracts are generally sold on an annual basis and priced based on the day rate of the technical personnel and the time identified to support the customer. Revenues are recognized, and the customer is invoiced, on a monthly basis.

  Strategic Consulting Revenue. Strategic consulting revenues include services provided on a project basis where the Company utilizes certain of its software applications and the expertise of earth scientists and engineers to assist customers in their modeling, analysis and imaging requirements. The Company provides most of its strategic consulting on a fixed price basis determined by project. For each project, output measures are defined and agreed with the customer. Revenues are recognized on the proportional performance model, as services are rendered over the term of the contract, based on output measures or a reasonable surrogate to output measures.

        In conjunction with software license sales, the Company occasionally sells third-party hardware, software and related maintenance if the customer requests an integrated and installed arrangement. For these integrated arrangements, the Company reports hardware and software revenue on a "gross" basis in compliance with EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," because the Company is the primary obligor in the relationship with the customer; is at risk for the customer's credit; installs and integrates the third-party hardware and software with the Company's software; and has involvement in the determination of third-party hardware and software specifications. Revenues associated with third-party hardware and software sales are reported in software license and product revenue and the related costs are reported in the corresponding cost of revenue category in the consolidated statements of operations. However, the Company acts as more of an agent in the sale of maintenance contracts related to the third-party hardware and software. Accordingly, revenue and cost of revenue related to these maintenance contracts are reported on a "net" basis in maintenance and support revenues in the consolidated statements of operations.

        Deferred revenue arises from payments received or billings in advance of the culmination of the earnings process. Deferred revenue will be recognized as revenue in future periods when the applicable revenue recognition criteria have been met. Deferred revenue that is expected to be recognized within the next twelve months is classified as a current liability.

Cost of Revenue

  Software License and Product. Software license and product costs are comprised of agent commissions, third-party software royalties, third-party hardware and software costs for integrated solutions and the cost of third-party hardware and software sold to customers.

  Maintenance and Support. Maintenance and support costs are comprised of personnel costs related to technical support staff, travel and lodging, agent's commissions and third-party consultants; along with the allocated depreciation, operation and maintenance of equipment, facilities and overhead.

  Strategic Consulting. Strategic consulting costs are comprised of personnel costs for the project staff associated with the consulting, third-party consultants, on demand computing, travel and lodging, along with the depreciation, operation, and maintenance of equipment, allocated facilities and overhead.

Reimbursable Out-of-Pocket Expenses

        In accordance with Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for "Out of Pocket' Expenses Incurred," the Company classifies reimbursements received for out-of-pocket expenses incurred as services revenue and classifies the related costs as cost of revenue. The amounts of reimbursed expenses included within revenue and cost of revenue were $179, $158 and $313 for the years ended December 31, 2004, 2005 and 2006, respectively.

Research and Development and Software Development Costs

        Research and development expenditures are charged to operations as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's software development process, technological feasibility is established upon completion of a working model, which also requires certification and extensive testing. Historically, costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been immaterial.

        Research and development costs incurred in the process of developing product improvements or new products are charged to expense as incurred, except for certain software development costs, as described below.

        Software development costs incurred prior to the establishment of technological feasibility are included in research and development expenses. The Company defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material.

Other Expense, net

        Other expense, net, primarily includes (i) foreign currency transaction gains and losses and (ii) the 20% minority interest related to the Kazakhstan entity controlled by the Company and consolidated in the accompanying financial statements. See Note 17.

Recently Issued Accounting Standards

        In June 2006, the FASB issued EITF No. 06-3, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)," which states that a company must disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of this issue. If taxes included in gross revenues are significant, a company must disclose the amount of such taxes for each period for which an income statement is presented. The issue will be effective for the Company beginning January 1, 2007. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. Based on the Company's current evaluation of this issue, management does not expect the adoption of EITF No. 06-3 to have a significant impact on the consolidated financial position, results of operations or cash flows.

        In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109. Interpretation No. 48 prescribes a financial statement recognition threshold and measurement attribute regarding tax positions taken or expected to be taken in a tax return. A tax position may be (1) recognized in financial statements only if it is more-likely-than-not that the position will be sustained upon examination through any appeals and litigation processes based on the technical merits of the position and (2) if recognized, measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. This interpretation is effective January 1, 2007. The Company is assessing the potential effect this interpretation will have on its financial position and results of operations.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 does not expand the use of fair value measurements in any new circumstances. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company beginning on January 1, 2008. The Company is currently evaluating the impact that the adoption of SFAS 157 will have on the Company's financial position, results of operations and cash flows.

        In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 was issued in order to eliminate the diversity of practice in how public companies quantify misstatements of financial statements, including misstatements that were not material to prior years' financial statements. The Company has applied the provisions of SAB 108 in connection with the preparation of its annual financial statements for the year ending December 31, 2006. SAB 108 did not have an effect on the Company's consolidated financial position, results of operations or cash flows.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 will apply only to entities that elect the fair value option. The Company has not made a determination as to whether it will elect the fair value option. If the Company elects to do so, this standard will become effective for the Company January 1, 2008.

2.    ACQUISITIONS

        The Company accounts for its acquisitions under the purchase method of accounting. Accordingly, the results of their operations have been included in the consolidated financial statements from their respective acquisition dates.

Reservoir Technology Division Acquisition

        On April 22, 2004, the Company purchased Reservoir Technology Division ("RTD"), a specialized geophysical and seismic related business that was part of the Reservoir Management Segment of Core Laboratories NV, a U.S. publicly traded company. The division included two Mexican subsidiaries and operations located in the U.S. and Canada. The Company purchased all real, personal, tangible, intangible, contingent and other properties, rights and other assets that were used primarily in, or were necessary for the operations of, the acquired divisions and all of the issued and outstanding capital shares of the Mexican subsidiaries. The total cash consideration for the RTD acquisition was approximately $21,064 (including $3,074 of direct transaction fees and expenses, of which $1,500 relates to fees paid to the majority shareholder of the Company).

        The purchase price related to the acquisition of RTD was allocated to the fair market value of assets acquired and liabilities assumed as detailed below.

Cash and cash equivalents	$345
Trade receivables and income receivable	6,540
Other current assets	179
Property and equipment	4,214
Goodwill	7,831
Intangible assets not subject to amortization	237
Intangible assets subject to amortization	2,100

Total assets acquired	21,446
Total liabilities assumed	(3,456)

Net assets acquired	17,990
Transaction costs (allocated to goodwill)	3,074

Total purchase price	$21,064

        Of the total purchase price, approximately $2,100 was allocated to intangible assets subject to amortization as follows:

Acquired technology	$820
Customer relationships	1,280

$2,100

        Acquired technology includes the software core technologies and products developed by RTD that had reached technological feasibility. The acquired technology is being amortized on a straight-line basis over an estimated useful life of ten years.

        Customer relationships are comprised of RTD's software and processing services customers, including national oil companies, independent exploration and production companies, major integrated oil firms and universities. The estimated useful life of the customer contractual/noncontractual relationships is based upon the customer retention rate and long-term customer growth rate. The customer relationships intangible asset is being amortized on a straight-line basis over a weighted average useful life of seven and a half years.

        Goodwill and intangible assets not subject to amortization are as follows:

Goodwill	$10,905
Tradenames/trademarks	237

$11,142

        Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying identifiable net tangible and intangible assets. The goodwill associated with the acquisition comprises time-to-market benefits, synergies and strategic positioning value. The RTD acquisition resulted in the recognition of $5,617 in tax-deductible goodwill.

        Management allocated $237 to RTD's tradenames and trademarks. This amount represents the name recognition value of RTD's brand name as a result of advertising expenditures for customer relationships and the technological development to provide consistent, leading edge products and a strong research and development commitment by the Company. The estimated useful lives of the tradenames/trademarks are indefinite.

Pro forma combined results of operations (unaudited):

        The following represents the unaudited pro forma consolidated results of operations for the year ended December 31, 2004, assuming the acquisition of RTD had occurred on January 1, 2004. The pro forma information is not necessarily indicative of the results of operations that actually would have occurred if the acquisition had been consummated at the beginning of 2004, nor does it purport to represent the results of operations for future periods.

        Pro forma information includes the following assumptions:

  (1)
  Goodwill and intangible assets with an indefinite useful life are not amortized.

  (2)
  Excludes salary expenses of $117 for 2004, of former RTD employees that were terminated on the purchase date.

  (3)
  Includes amortization expense of $76 for 2004 relating to intangible assets recorded at the purchase date.

  (4)
  Includes additional annual interest expense of $300 for 2004 relating to incremental debt used to finance the acquisition.

Year ended December 31, 2004
(unaudited)
Total revenues	$92,620
Operating income	1,863
Net loss available to ordinary shareholders	(26,507)
Net loss per share available to ordinary shareholders	$(3.40)

Petroleum Workbench Acquisition

        On June 30, 2004, the Company purchased Petroleum Workbench from Baker Hughes Inc., a U.S. company. The purchase of Petroleum Workbench included mainly the Petroleum Workbench Technology products and the related customer relationships. Total consideration paid, in the amount of $2,541 was allocated to intangible assets (i.e. technology and customer relationships) which were being amortized over the weighted average useful life of ten years. During 2005, the Company discontinued the development in connection with the Workbench Suite Reservoir Software and as a result, the intangible assets relating to the Petroleum Workbench acquisition were written off. See also Note 12.

Earth Decision Sciences S.A.

        Through a series of transactions between August 11, 2006 and September 12, 2006, the Company completed an acquisition of Earth Decision Sciences S.A. ("Earth Decision"), a leading provider of solid earth modeling software. The results of Earth Decision's operations have been included in the consolidated financial statements since August 11, 2006. As a result of the acquisition, the Company expects to enhance the breadth of its product portfolio and to obtain access to new opportunities and customers in the Company's existing markets. The Company also expects the acquisition will improve the combined company's operational efficiency.

        The aggregate purchase price of $72,116 consisted of 2,932,605 of the Company's ordinary shares (an aggregate fair value of $32,611), $2,743 in cash, $8,944 aggregate principal amount of the Company's convertible subordinated debentures (an aggregate fair value of $15,544), $5,072 related to Replacement Awards as described below, $10,659 related to the preferred shares of Earth Decision and $5,487 in transaction fees and expenses. The convertible subordinated debentures issued in the acquisition (the "2006 Debentures") have substantially the same terms as the existing 2002 Debentures of the Company, except for an initial conversion rate of $9.15 per share (see Note 9). The aggregate issued and additional 2006 Debentures issuable to holders of Earth Decision options, warrants and preferred shares are initially exchangeable for up to 977,540 ordinary shares of the Company.

        The acquisition agreement provides that the holders of Earth Decision employee options and warrants receive, upon exercise, the same consideration as the Earth Decision shareholders received in the acquisition, consisting of the following consideration ("the Exchange Ratio") for each share of Earth Decision: 13.5 ordinary shares of the Company and 4.5 shares of 2006 Debentures with a per share principal value of $9.15. Once fully vested, the total Earth Decision options and warrants are exercisable and immediately exchangeable into 455,625 ordinary shares of the Company and an aggregate principal amount $1,390 of 2006 Debentures. This arrangement for the Earth Decision option and warrant holders to receive the Exchange Ratio effectively represents the issuance of options for ordinary shares of the Company and 2006 Debentures (the "Replacement Awards") that replaced the options and warrants previously issued by Earth Decision to its employees (the "Replaced Awards"). At the acquisition date, there were Replacement Awards outstanding for 455,625 ordinary shares of the Company and 151,875 shares of 2006 Debentures. Based on the vesting status of the Replaced Awards, a portion of the Replacement Awards was fully vested as of the acquisition date and a portion had a remaining vesting term. Related to the Replacement Awards, $1,806 has been included in convertible subordinated debentures for the fair value of the portion of the Replacement Awards that would otherwise be exercisable for 2006 Debentures. For the fair value of the portion of the Replacement Awards exercisable for ordinary shares of the Company, $3,266 has been recorded as additional paid-in capital. Share-based compensation expense of $222 was recognized at the acquisition date for the excess in the fair value of the vested Replacement Awards over the vested Replaced Awards. Additionally, $1,304 of share-based compensation expense is being recognized over the remaining vesting period of the Replacement Awards that were not fully vested as of the acquisition date. Because the Replacement Awards are exercisable in part for 2006 Debentures, which are subject to redemption price and conversion price adjustments (See Note 9), the recorded fair value for the 2006 Debentures underlying the Replacement Awards is required to be adjusted to the redemption price of such 2006 Debentures in the same manner as the outstanding 2006 Debentures (see Note 9). These adjustments to increase the recorded value of the convertible subordinated debentures are recorded as an increase to the convertible subordinated debentures and a decrease to additional paid-in capital.

        The preferred shares of Earth Decision, included in the initial purchase price, remained outstanding subsequent to the acquisition. These preferred shares are subject to an agreement between the Company and the preferred shareholders to exchange the preferred shares at the Exchange Ratio on August 11, 2016. The agreement further provides that the Company or the preferred shareholders may cause the exchange of all the preferred shares at any time prior to their required exchange in 2016. The preferred shares carry limited voting rights in Earth Decision, do not have an interest in the profits or losses of Earth Decision, but do participate in dividends of the Company on an as-converted basis. Until the exchange of the preferred shares occurs, the preferred shares are reflected as a minority interest in the Earth Decision subsidiary in the accompanying consolidated balance sheet of the Company. The aggregate amount of $10,659 initially recorded for these preferred shares represents the fair value of the 649,155 ordinary shares and $1,980 in aggregate principal of 2006 Debentures into which the preferred shares were exchangeable as of the acquisition date. Because the preferred shares are partially exchangeable for 2006 Debentures, which participate in the redemption price and conversion price changes of the 2006 Debentures from the acquisition date, the recorded fair value for the 2006 Debentures underlying the preferred shares is required to be adjusted to the redemption price of such 2006 Debentures in the same manner as the outstanding 2006 Debentures (see Note 9). To increase the recorded value of the underlying 2006 Debentures to their redemption price, the Company recognized an adjustment of $2,072 in 2006 as an increase to minority interest in Earth Decision on the consolidated balance sheet and an increase in minority interest in Earth Decision. In March 2007, the Company requested the exchange of and assumed ownership of the preferred shares. Upon assuming ownership of the preferred shares, the amount previously classified as minority interest was reclassified to convertible subordinated debentures and shareholders' deficit based on the underlying fair values originally recorded to minority interest.

        In March 2007, an additional $6,983 of purchase consideration was recorded in satisfaction of the achievement of certain financial goals through December 31, 2006, pursuant to an earn-out arrangement. The additional consideration represents the fair value of 422,970 ordinary shares of the Company and $1,290 aggregate principal amount of 2006 Debentures that are issuable to the original outstanding shareholders of Earth Decision, including the preferred shareholders. The conversion price on the additional 2006 Debentures continues to adjust and will reflect an issuance date conversion price as if they were issued as of the acquisition date. The additional ordinary shares of the Company and 2006 Debentures relating to the earn-out that are available upon exercise of the Replacement Awards do not represent additional purchase consideration because the likelihood of achieving the earn-out was factored into the original fair value of the Replacement Awards.

        The value of the Company's ordinary shares, 2006 Debentures and Replacement Awards that were issued in the acquisition were determined based on independent appraisals by Empire Valuation Consultants, LLC.

        As of December 31, 2006, the purchase price was allocated to the fair values of the assets acquired and liabilities assumed as detailed below.

Current assets	$15,676
Property, plant, and equipment	1,988
Intangible assets	30,890
Goodwill	31,003
Other long-term assets	1,147

Total assets acquired	80,704

Current liabilities	(7,216)
Long-term debt	(1,372)

Total liabilities assumed	(8,588)

Net assets acquired	$72,116

        None of the $31,003 goodwill is deductible for tax purposes.

        Of the $30,890 of acquired intangible assets, $16,100 was assigned to research and development assets that were written off at the date of acquisition in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method. The remaining $14,790 of acquired intangible assets was allocated as follows:

	Value Assigned	Weighted Average Useful Life (Years)
Developed technology	$8,600	10
Registered trademarks	3,100	12.3
Patents	1,500	5
Customer relationships	1,090	12
Non-compete agreements	500	2.3

Intangibles acquired	$14,790	9.6

Pro forma combined results of operations (unaudited):

        The following represents the unaudited pro forma consolidated results of operations for the years ended December 31, 2005 and 2006, assuming the acquisition of Earth Decision had occurred on January 1, 2005 and 2006, respectively. The pro forma information is not necessarily indicative of the results of operations that actually would have occurred if the acquisition had been consummated at the beginning of each period, nor does it purport to represent the results of operations for future periods. Pro forma information includes the following assumptions:

  (1)
  Includes additional amortization expense in the amount of $1,730 and $1,081 for the years ended December 31, 2005 and 2006, respectively, relating to amortizable intangible assets recorded at the purchase date.

  (2)
  Includes a reduction of annual interest expense of $147 and $328 for the years ended December 31, 2005 and 2006, relating to the impact of Earth Decision subordinated debt redeemed prior to the acquisition.

	Year ended December 31,
	2005	2006
	(Unaudited)
Total revenues	$119,014	$161,613
Operating loss	(14,738)	(24,772)
Net loss available to ordinary shareholders	(20,833)	(29,082)
Net loss per share available to ordinary shareholders—basic and diluted	$(1.57)	$(1.65)

3.    TRADE RECEIVABLES, NET

        Trade receivables, net consist of the following:

	December 31,
	2005	2006
Trade accounts receivable	$27,091	$40,241
Less: Allowance for doubtful accounts	(2,729)	(2,138)

	$24,362	$38,103

        Following is a summary of the annual activity in the allowance for doubtful accounts:

	2004	2005	2006
Balance, beginning of year	$2,638	$5,362	$2,729
Provision charged to expense	328	1,363	643
Write-offs charged against allowance	(1,125)	(3,996)	(1,288)
Allowance acquired in acquisitions	3,521	—	54

Balance, end of year	$5,362	$2,729	$2,138

        During 2006, the Company made direct write-offs to the provision for bad debts of $143.

4.    PREPAID AND OTHER CURRENT ASSETS AND OTHER LONG-TERM ASSETS

        Prepaid and other current assets consist of the following:

	December 31,
	2005	2006
Prepaid expenses	$1,420	$1,428
Taxes receivable	2,556	3,223
Deferred tax asset	476	807
Deposits and other	1,426	1,738

	$5,878	$7,196

        Other long-term assets consist of the following:

	December 31,
	2005	2006
Severance pay fund	$2,478	$2,652
Debt issuance costs	2,115	1,336
Non-marketable investment in software company	—	1,453
Fair value of interest rate swaps	595	573
Research and development tax credit	—	1,288
Deferred taxes	411	2,358
Other	307	94

	$5,906	$9,754

5.    PROPERTY AND EQUIPMENT, NET

        Property and equipment consist of the following:

	December 31,
	2005	2006
Cost:
Computers and peripheral equipment	$27,079	$34,727
Office furniture and equipment	4,147	3,861
Leasehold improvements	5,682	6,184

	36,908	44,772
Accumulated depreciation and amortization	(20,974)	(30,419)

	$15,934	$14,353

        Depreciation and amortization expense for property and equipment in 2004, 2005 and 2006 was $6,494, $9,323 and $9,298, respectively.

        Included in computers and peripheral equipment are assets held under capital leases with a cost basis of $6,929 and $7,345 and accumulated depreciation of $2,952 and $4,220 as of December 31, 2005 and 2006, respectively.

6.    GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Goodwill

        In late 2005, new management changed the strategy of the Company by redefining operational, contractual and financial guidelines and related business projections. These changes represented a triggering event for a step one assessment for the existence of an impairment to goodwill related to the strategic consulting services. Based on the assessment, goodwill was determined to be impaired. The Company's two-step assessment to measure the impairment resulted in a goodwill impairment of $4,899 during the fourth quarter of 2005. In determining the goodwill impairment, the fair value of strategic consulting services was determined by estimating the present value of future cash flows expected to be generated by strategic consulting activities of the Company. No impairments were identified in 2004 and 2006.

        The changes in the carrying value of goodwill for 2005 and 2006 are as follows:

Balance at December 31, 2004	$59,589
Impairment loss	(4,899)
Foreign currency revaluation of goodwill recorded in Canada	332
Adjustments related to RTD acquisition	116

Balance at December 31, 2005	55,138
Acquisition of Earth Decision	31,003
Foreign currency revaluation of goodwill recorded in Canada and France	791

Balance at December 31, 2006	$86,932

Other Intangible Assets

        In connection with the impairment review discussed above, the Company also calculated an impairment of $530 related to customer relationships associated with strategic consulting during the fourth quarter of 2005. Also, see Note 12 for discussion of the 2005 impairment related to acquired technology.

        Other intangible assets include the following:

	As of December 31, 2005				As of December 31, 2006
	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Indefinite life:
Tradenames/trademarks	$14,570	$—	$—	$14,570	$14,570	$—	$14,570
Finite life:
Acquired technology	13,970	(4,187)	(2,394)	7,389	20,384	(5,684)	14,700
Customer relationships	4,576	(1,673)	(530)	2,373	5,165	(2,261)	2,904
Registered trademarks	—	—	—	—	3,419	(311)	3,108
Patents	—	—	—	—	1,590	(151)	1,439
Non-compete agreements	—	—	—	—	513	(88)	425

Total intangible assets	$33,116	$(5,860)	$(2,924)	$24,332	$45,641	$(8,495)	$37,146

        The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

For the year ended December 31,
2007	$3,439
2008	3,405
2009	3,047
2010	2,742
2011	2,607

7.    ACCRUED LIABILITIES

        Accrued liabilities consist of the following:

	December 31,
	2005	2006
Employee and payroll accruals	$5,842	$13,233
Accrued expenses	6,912	18,038
Warrant liability (See Note 10)	—	3,175
Accrued vacation	2,232	2,660

Total accrued liabilities	$14,986	$37,106

8.    LONG-TERM DEBT

Credit Facility

        In June 2003, the Company established a senior secured credit agreement ("Credit Facility") with the Bank of Scotland. The Credit Facility, as amended in November 2004 and June 2006, provides for a $58,000 term loan ("Term Loan") and a $17,250 multi-currency revolving credit facility ("Revolver"). Prior to the June 2006 amendment, the Credit Facility provided for a $65,000 Term Loan. Of the Revolver, (i) an amount of up to $7,000 may be utilized for short-term loans, letters of credit and guarantees; (ii) an amount of $10,250 may be used for automated banking facilities and credit cards. The Credit Facility terminates on December 31, 2011.

        Loans under the Revolver bear interest at a rate equal to LIBOR plus a margin of 2.0% per annum (7.32% as of December 31, 2006). The Company may prepay Revolver loans at any time without premium or penalty except to the extent the Company prepays by way of refinancing. The Company is required to pay a commitment fee of 1.0% per annum on the unused commitment amount of a $7,000 multicurrency Revolver and a letter of credit fee of 1.4% and a 2.0% fee for bank issued guarantees. As of December 31, 2006, there were no outstanding loans and $3,420 letters of credit and other guarantees (see Note 15) had been issued under the Revolver. For each loan under the Revolver, interest payments are due quarterly relative to the inception of each respective loan.

        The Term Loan bears interest at a rate equal to LIBOR plus a margin of 2.5% per annum (7.82% as of December 31, 2006). As of December 31, 2006, $55,500 of the principal amount of the Term Loan was outstanding. Principal payments are due every six months on June 30 and December 31, and the outstanding principal balance of the Term Loan is payable in full on December 31, 2011. The Company is subject to certain fees and penalty payments if the Company prepays the Term Loan by way of refinancing.

        The Company is required to prepay part or all of the Term Loan and the Revolver when certain events occur that constitute a sale, listing or change of control. The Company is also required to prepay the Term Loan with proceeds from sales of assets to the extent that the net proceeds from such sales are greater than or equal to $250, and not reinvested within 90 days.

        The Company's obligations under the Credit Facility are secured by substantially all the assets of the Company, including the assets of certain designated subsidiary companies. Certain of the Company's subsidiaries guarantee the Company's obligations under the agreement and have granted similar liens on substantially all of their assets.

        The Credit Facility contains financial covenants relating to leverage, interest coverage, cash flow and earnings. Other covenants contained in the agreement restrict the Company's ability to, among other things, repurchase equity interests, execute mergers and asset dispositions, pay dividends and distributions and contains other covenants customary in agreements of this type. As of December 31, 2006, the Company was in compliance with the covenants under the Credit Facility.

        Effective June 30, 2006 and in connection with a financial covenant violation under the Credit Facility as of December 31, 2005, the Company obtained a waiver of all violations and amended the agreement with, among various administrative matters, revised covenant levels that are more achievable than the previous levels. In connection with the waiver and amended credit agreement, the Company agreed to pay an increased interest margin of 4.0% per annum for the six months following June 30, 2006 on the balance of the Term Loan that exceeds $51,000.

        In accordance with the credit agreement, the Company entered into interest rate swaps with a total notional amount of $27,750 outstanding as of December 31, 2006 with respect to a portion of the loans under the Credit Facility. The swaps convert the LIBOR rate in the variable rate loans to a fixed rate of 2.44%, 3.25%, and 4.39% related to $3,750, $5,000 and $21,500, respectively, for a period of five, seven and four years, respectively.

        Aggregate annual maturities of long-term debt are as follows as of December 31, 2006:

For the year ended December 31,
2007	$7,579
2008	9,407
2009	12,198
2010	13,605
2011	14,500

$57,289

Other long-term debt

        During June 2005 and June 2006, Earth Decision received French-government sponsored interest-free conditional research and development loans of $241 and $226, respectively, under a contract to receive an aggregate of $596. These loans require the Company to spend the funds on specified research and development projects. The loan arrangement requires repayment of a minimum of $178 (expected to be repaid during 2007 and 2008), which minimum may be increased if the Company generates revenues from such projects.

        During June 2006, Earth Decision received $1,255 from a French government agency that provides cash advances to companies for French research and development tax credits. The advance represents 80% of the Company's total tax credit asset of $1,569, which is recorded in other long-term assets. The advance bears interest at 4.94% per annum as of December 31, 2006, and does not require direct repayment from the Company. The French agency providing the advance receives payment from the French government at statutory timeframes based on the dates the tax credits were generated. The Company is responsible for payment if the French government does not make payment to the French agency providing the advance. The advances no longer incur interest once the agency is reimbursed, which is currently scheduled for 2007 and 2008 for the funds currently advanced. Once the agency is reimbursed by the French government, the advance will be written-off against the tax credit asset balance.

9.    TEMPORARY EQUITY—CONVERTIBLE SUBORDINATED DEBENTURES

        Convertible subordinated debentures ("Debentures") had the following carrying values as of the dates indicated:

	December 31,
	2005	2006
2002 Debentures	$40,393	$149,130
2006 Debentures	—	28,489

Total convertible subordinated debentures	$40,393	$177,619

2002 Debentures

        In August 2002, the Company issued an aggregate principal amount of $51,059 in convertible subordinated debentures ("2002 Debentures") to shareholders. The 2002 Debentures have a perpetual term with no stated maturity date and participate equally and ratably with the holders of ordinary shares in all dividends and distributions paid on Paradigm B.V. ordinary shares, determined as if immediately prior to each record date for payment of such dividend, all debentures then outstanding were converted into Paradigm B.V. ordinary shares in the manner provided under the debenture agreement. As of December 31, 2005 and 2006, aggregate outstanding principal of the 2002 Debentures totaled $24,808.

        At the option of the holder, the 2002 Debentures are convertible at any time into a number of Paradigm B.V. ordinary shares equal to the quotient of the principal amount to be converted, plus any accrued and unpaid participation in distributions to ordinary shareholder, divided by an original conversion price of $5.15 per share. On March 31, June 30, September 30 and December 31 of each calendar year, the conversion price shall automatically be adjusted such that the conversion price is reduced, on an annual basis, by approximately 5%. The per-share conversion price of the 2002 Debentures was $4.37 and $4.16 as of December 31, 2005 and 2006, respectively. Accordingly, the 2002 Debentures were convertible into 5,681,181 and 5,965,240 ordinary shares of Paradigm B.V. as of December 31, 2005 and 2006, respectively.

        At the option of the Company, the 2002 Debentures may be redeemed, in whole or in part, at any time. In the case of the 2002 Debentures, the aggregate redemption price equals, as of any date, the greater of (i) the sum of the principal amount outstanding and the aggregate accumulated premium as of such date and (ii) the product of multiplying (x) the total number of Paradigm B.V. ordinary shares that would be issuable upon conversion of the debentures immediately prior to such date, at the conversion price in effect on such date, by (y) the fair value per share determined on such date. In other words, the redemption price of the 2002 Debentures is the greater of their carrying value or their fair value on an as-converted basis.

        The 2002 Debentures contain features of both debt and equity. The equity-like features include, but are not limited to, a perpetual term, no required principal payments, no stated interest, dividend participation and liquidation priority that ranks the same as any preferred shares. The debt-like features include, but are not limited to, creditor rights and no voting rights. The Company has determined that the 2002 Debentures are more characteristic of equity than debt. Because the holders of the 2002 Debentures are controlling shareholders of the Company, the redemption of the 2002 Debentures can be outside the control of the Company. As a result, EITF Topic D-98, Classification and Measurement of Redeemable Securities, requires the 2002 Debentures to be classified as temporary equity rather than permanent equity. Additionally, in accordance with EITF Topic D-98, the 2002 Debentures are required to be adjusted to their redemption price at each reporting period. The December 31, 2006 carrying value of $149,130 includes the sum of the outstanding principal amount of the 2002 Debentures, plus the aggregate adjustment amount to reflect the redemption price as of December 31, 2006. The amount required to adjust for the redemption price at each reporting period is recorded as an increase to the convertible subordinated debentures and a decrease to additional paid-in capital. The aggregate adjustments recorded for 2004, 2005 and 2006 totaled $2,550, $12,095 and $120,008, respectively, and are further reflected as a deduction to net loss to compute net loss available to ordinary shareholders in the accompanying statement of operations.

        During 2003, the Company redeemed 2002 Debentures in a principal amount of $11,101, plus a redemption premium of $533. Concurrently, 2002 Debentures in the principal amount of $350 were converted into 67,915 Paradigm B.V. ordinary shares that the Company repurchased at a price of $5.15 per share. These shares are presented as treasury shares in the consolidated balance sheets.

        In November 2004, following a distribution made to Paradigm B.V. ordinary shareholders, the Company paid the holders of outstanding 2002 debentures an aggregate amount of $21,133 related to dividend participation with dividends paid to ordinary shareholders. In lieu of cash dividend participation of $870, certain debenture holders elected to receive an equivalent value of Paradigm B.V. ordinary shares (168,950 ordinary shares) that the Company repurchased at the conversion price of $5.15 per share, as calculated pursuant to the terms of the debentures. These shares are presented as treasury shares in the consolidated balance sheets.

        In December 2004, the debenture holders issued an irrevocable instruction to convert a principal amount of $35,000 of the debentures, plus $1,824 of interest, into 6,113,591 Paradigm B.V. ordinary shares. The conversion consisted of $14,800 principal amount of 2002 Debentures at a conversion price of $4.59 per share and $20,200 principal amount of 2004 Debentures (as defined below) at a conversion price of $7.00 per share. Since the shares were not yet issued as of December 31, 2004, these debentures were presented in the statement of shareholders' equity as subscriptions payable. During 2005, these Paradigm B.V. ordinary shares were issued to the debenture holders.

2004 Debentures

        In April 2004, the Company issued an additional aggregate principal amount of $20,200 in convertible subordinated debentures ("2004 Debentures") to shareholders. The 2004 Debentures had substantially the same terms as the 2002 Debentures, except that the aggregate redemption price of the 2004 Debentures was the sum of the principal amount of the outstanding 2004 Debentures, plus any related accrued and unpaid distributions. Additionally, the 2004 Debentures had a fixed conversion price of $7.00 per share. As discussed above, the full $20,200 principal amount of 2004 Debentures was redeemed in December 2004. The 2004 Debentures were subject to the same temporary equity accounting treatment as the 2002 Debentures.

2006 Debentures

        During 2006 and in connection with the acquisition of Earth Decision (see Note 2), the Company has recorded 2006 Debentures to Earth Decision shareholders, which include (i) the initial $8,944 principal amount of 2006 Debentures issued at the acquisition date, (ii) $599 principal amount of 2006 Debentures issued subsequent to the acquisition in exchange for exercised Replacement Awards and (iii) $688 principal amount of 2006 Debentures underlying unexercised Replacement Awards (see Note 2). The 2006 Debentures have substantially the same terms as the 2002 Debentures, with two primary exceptions: (1) the initial conversion rate for the 2006 Debentures was $9.15 and (2) there is a mandatory conversion feature requiring conversion of a pro rata principal amount of 2006 Debentures for any conversions of the 2002 Debentures. The per-share conversion price of the 2006 Debentures was $8.98 as of December 31, 2006. Accordingly, the issued and issuable 2006 Debentures were convertible into 1,139,550 ordinary shares of Paradigm B.V. as of December 31, 2006. The 2006 Debentures are subject to the same temporary equity accounting treatment as the 2002 Debentures and are recorded at their redemption price.

        As discussed in Note 19, subsequent to December 31, 2006, additional 2006 Debentures were issued to Earth Decision preferred shareholders for the exchange of their preferred shares and to all Earth Decision shareholders pursuant to an earn-out agreement.

10.    SHAREHOLDERS' EQUITY

Ordinary shares

        In November 2004, the Company made a distribution out of additional paid-in capital of approximately $1.86 per share to holders of 7,912,621 shares, at a total amount of $14,737 (including a purchase of treasury shares of $870).

        In December 2004, the debenture holders issued an irrevocable instruction to convert $35,000 principal amount of debentures into 6,113,591 ordinary shares. During 2005, these ordinary shares were issued to the debenture holders. See also Note 9.

        During 2006, the Company issued, or had issuable, 3,129,043 ordinary shares to shareholders of Earth Decision, which included 2,932,605 ordinary shares issued, or issuable, upon the acquisition in August and September 2006, and 196,438 ordinary shares issuable subsequent to the acquisition date upon the exercise of Earth Decision Replacement Awards. In addition, the Company sold 299,800 ordinary shares in connection with the acquisition of Earth Decision, including some shares sold to management and other shareholders of the Company, for total cash proceeds of $2,743. The Company has recorded a share-based compensation charge of $327 related to the excess of the fair value over the sales price of the shares sold to management of the Company.

        As of December 31, 2006, the Company had not issued 388,485 ordinary shares that were issuable pursuant to 2006 option exercises and the acquisition of Earth Decision.

        In March 2007, the Company increased the amount of authorized ordinary shares from 30,000,000 to 45,000,000 shares.

Subscription receivable from officer

        In October 2005, the Company issued 303,952 ordinary shares for $6.58 per share for a total net consideration of $1,990 (net of issuance expenses of $10) to an officer of the Company. The price per share represents the Company's estimate of fair value. The shares were paid for by: (i) payment of $1,000 in cash and (ii) a promissory note that was issued to the Company in the amount of $1,000. The promissory note receivable of $1,000 was presented as a reduction of shareholders' equity until it was repaid to the Company in September 2006.

Paradigm warrants

        In August 2003, warrants to purchase up to 149,700 ordinary shares of the Company for an exercise price of $3.34 per share were granted to a consultant of the Company in exchange for consulting services. The exercise price represented the per share grant date fair value of ordinary shares. The warrants were exercisable upon their grant date and expire in August 2012.

        During 2006, the Company determined the warrant should be reclassified as a current liability as of the acquisition of Earth Decision. In accordance with EITF Issue 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," this treatment is required if the Company does not have a sufficient level of authorized ordinary shares to satisfy all outstanding instruments requiring the issuance of ordinary shares. In connection with the additional ordinary shares and convertible debentures issued and issuable in connection with the Earth Decision acquisition, the Company's amount of authorized shares became insufficient to satisfy the warrants. As a liability, the warrant is required to be adjusted to its fair value under SFAS No. 123(R). During 2006, the Company recorded an adjustment of $2,990 to increase the recorded warrant value of $185 to its estimated fair value and recognized a share-based compensation charge in general and administrative expense in the statement of operations. The estimated fair value of the warrant was calculated using a Black-Scholes model with the following assumptions: volatility of 37 percent, expected life of 5.6 years, a risk-free rate of 4.7 percent and a dividend yield of zero. The Company's increase in its authorized share in March 2007 provides sufficient authorized shares to classify the warrant as equity. Accordingly, the recorded value of the warrant was reclassified to equity in March 2007.

Ordinary share issuance contingent on initial public offering

        As discussed in Note 2, the Replacement Awards granted to employees of Earth Decision are exercisable for ordinary shares of the Company and 2006 Debentures. In the event of an initial public offering, the portion of the Replacement Awards that would otherwise be exercisable for 2006 Debentures become exercisable for ordinary shares of the Company, as summarized in the following table:

Shares
Vested options and warrants (exercisable)	12,612
Non-vested options and warrants (not exercisable)	63,975

Total ordinary shares of the Company	76,587

Equity instruments

        The following table summarizes information about each ordinary share issuance and share option grant made from January 1, 2006 through December 31, 2006:

Date of Grant or Issuance	Number of Ordinary Shares Issued	Price of Ordinary Shares	Number of Option Shares Granted	Exercise Price of Option Shares	Fair Value per Ordinary Share	Intrinsic Value per Ordinary Share
January 1, 2006			40,000	$6.58	$7.11	$0.53
February 13, 2006			272,000	$6.58	$7.28	$0.70
April 1, 2006			295,500	$6.58	$8.44	$1.86
April 10, 2006			7,500	$6.58	$8.44	$1.86
July 1, 2006			30,000	$8.87	$10.49	$1.62
July 5, 2006			30,000	$8.87	$10.49	$1.62
August 11, 2006	3,232,405	$9.15			$11.12	$1.97
August 14, 2006			180,000	$10.24	$11.12	$0.88

        The Company retrospectively determined the fair value of its ordinary shares on September 30, 2005, March 31, 2006 and August 11, 2006 utilizing the assistance of Empire Valuation Consultants LLC. The underlying financial data including assumptions, estimates, business conditions and developments were those that existed at the date of the valuation. The probability of a liquidity event and other expectations were available for the report valuation dates and were used in the analysis. For share-based awards issued between these dates, the fair value of the Company's ordinary shares was estimated by applying a linear trended increase from one valuation date to the next. The Company has determined this to be an appropriate method primarily because there was no single intervening event such as a significant merger, acquisition or other corporate transaction or any material individual software development that would indicate an approach other than a linear trended increase in value between valuation dates would be more appropriate.

11.    SHARE-BASED COMPENSATION

        At December 31, 2006, the Company had a 2003 Share Option Plan and acquired five additional share option and warrant plans in connection with the Earth Decision acquisition ("Plans"). The total compensation cost that has been charged against income for all share-based compensation was zero,

$2,538 and $3,861 for 2004, 2005 and 2006, respectively. This cost was recognized in the following line items in the consolidated statements of operations:

	Year ended December 31,
	2005	2006
Cost of revenue (strategic consulting)	$98	$81
Sales and marketing	272	444
Research and development	364	594
General and administrative	1,804	2,742

Total	$2,538	$3,861

        No income tax benefit has been recognized in the income statement for share-based compensation arrangements for any income statement period because the Company is generating net operating losses that are fully reserved.

Paradigm share option plan

        In 2003, the Company adopted a share option plan, approved by shareholders and amended in 2005, to grant options to employees up to an aggregate authorized amount of 6,502,427 ordinary shares. Options granted under the plan generally vest ratably over a four year period and expire ten years from the date of grant. The exercise price of option awards under the plans can be at varying prices ranging from par value to the fair market value of the share on the grant date. The Company issues new shares when options are exercised. As of December 31, 2006, there were 680,283 options available for future grant under the plan.

Earth Decision share option and warrant plans

        At the date of acquisition, Earth Decision had two option and three warrant plans, approved by their shareholders. The terms of the option and warrant plans are substantially the same. As discussed in Note 2, upon exercise of each Earth Decision option or warrant, each Earth Decision share automatically exchanges for a combination of ordinary shares of the Company and 2006 Debentures pursuant to the terms of the acquisition agreements. There is no intention of granting additional option awards or warrants from the Earth Decision plans.

Stock option plan activity

        The fair value of each option award is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended December 31,
	2004	2005	2006
Volatility	40.00%	37.00%	37.00%
Weighted-average estimated life	4.2 years	6.9 years	6.3 years
Weighted-average risk-free interest rate	3.56%	4.02%	4.79%
Dividend yield	0.00%	0.00%	0.00%

        In determining the above assumptions, the expected volatility was based on a benchmark historical range of comparable software and oil services firms. The weighted-average estimated life was determined using the average of the vesting and expiration periods and considering the post-vesting option forfeiture rate. The risk free rate considered the grant date and option term. Dividend yield was set at zero as the Company does not anticipate paying dividends.

        The following table summarizes the option activity for the year ended December 31, 2006:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding January 1, 2006	4,531,859	$5.25
Options acquired with Earth Decision	455,625	2.62
Granted	534,000	7.51
Exercised	(265,175)	2.03
Forfeited or canceled	(158,023)	4.16

Options outstanding December 31, 2006	5,098,286	5.43	7.72	$99,195

Exercisable at December 31, 2006	2,432,394	$4.27	7.06	$50,229

        The weighted average per share fair value of share options granted was $5.30, $6.34 and $8.72, during 2004, 2005 and 2006, respectively. Total intrinsic value of options exercised during the years ended December 31, 2004 and 2006 is approximately $770 and $5,778, respectively.

        A summary of the status of the Company's non-vested options as of December 31, 2006, and changes during the year ended December 31, 2006, is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2006	2,895,661	$6.30
Non-vested options acquired with the Earth Decision acquisition	161,325	2.23
Granted	534,000	7.51
Vested	(880,144)	6.09
Forfeited	(44,950)	7.37

Non-vested at December 31, 2006	2,665,892	6.58

        As of December 31, 2006, the total unrecognized share-based compensation cost related to non-vested share-based compensation arrangements granted under the Plans was $4,332. This cost is expected to be recognized over a weighted average period of approximately four years. The total fair value of options vested was approximately $3,602, $2,035, and $5,363 for the years December 31, 2004, 2005, and 2006, respectively.

        In January 2005, the Company re-priced 2,840,631 options to purchase ordinary shares from an exercise price of $5.15 per share to $3.34 per share. A total of 23 employees held options, which were affected by the modification. This modification was accounted for under the provisions of SFAS No. 123(R). Accordingly, the Company measured the incremental fair value resulting from the modification at the date of the modification. The incremental fair value amounted to $1,623, of which $977 was recorded as compensation expense in 2005 and the remaining amount will be recorded over the remaining vesting period of the respective options.

Performance-based share awards

        Under the current performance-based options from the option plan, the Company grants to selected executives and other key employees option awards whose vesting is contingent upon to the achievement of budgeted revenue, operating profit and other relevant criteria. The fair value of each performance-based option is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended December 31,
	2004	2005	2006
Volatility	40.00%	37.00%	37.00%
Weighted-average estimated life	4.2 years	6.9 years	6.9 years
Weighted-average risk-free interest rate	3.56%	4.02%	4.75%
Dividend yield	0.00%	0.00%	0.00%

        The following table summarizes the performance-based option activity for the year ended December 31, 2006:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding January 1, 2006	289,102	$5.95
Granted	321,000	7.82
Forfeited or canceled	(22,056)	5.98

Options outstanding December 31, 2006	588,046	6.98	8.76	$10,596

Exercisable at December 31, 2006	105,785	$5.05	7.44	$2,111

        The weighted average per share fair value of share options granted was $8.68 and $6.35 during 2005 and 2006, respectively.

        A summary of the status of the Company's non-vested performance shares as of December 31, 2006, and changes during the year ended December 31, 2006, is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2006	235,000	$6.50
Granted	321,000	8.68
Vested	(55,739)	6.52
Forfeited	(18,000)	7.03

Non-vested at December 31, 2006	482,261	7.93

        As of December 31, 2006, there was $10,057 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the performance plan; that cost is expected to be recognized over a period of 4.0 years.

12.    RESTRUCTURING AND IMPAIRMENT OF INTANGIBLE ASSETS

        In April 2004, the Board of Directors approved a cost reduction plan. The cost reduction plan was accounted for in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" and with Staff Accounting Bulletin (SAB) 100, "Restructuring and Impairment Charges." The plan provided for (i) the termination of seven employees from the following departments: four from research and development and three from sales and marketing and strategic consulting, and (ii) closing of certain duplicate facilities. In connection with the above plan, the Company recorded restructuring costs of $993 during 2004, which included $401 of employee termination costs and $592 of facility costs. All of the costs for the 2004 restructuring charge were paid as of December 31, 2004.

        In January, June, September and December 2005, the Board of Directors approved additional cost reduction plans. The cost reduction plans were accounted for in accordance with SFAS No. 146 and with SAB 100. The plans provided for (i) the termination of employees from the following departments: five from strategic consulting and 14 from sales and marketing and general and administrative, (ii) closing of certain duplicate facilities and (iii) the discontinuation of the development of the Workbench Suite Reservoir Software (purchased from Baker Hughes Inc. in June 2004) and another product as of September 30, 2005. As of December 31, 2005, all employee terminations had occurred. In connection with the above plans, the Company recorded restructuring costs of $1,567. In addition, other related intangible assets (acquired technology) of $2,394 were written off and presented as impairment expense (see also Note 6). In connection with a separate impairment review performed as of December 31, 2005 (see Note 6), the Company recorded an additional impairment of $530 related to customer relationships.

        Components of the restructuring charges, along with the impairments of other intangibles that were recorded in 2005 were as follows:

	Accrued Liability for Restructuring Costs	Other Restructuring Expense	Total Restructuring Expense
Impairment of intangibles	$—	$2,924	$2,924
Severance costs	1,551	—	1,551
Facility costs	16	—	16

Total at December 31, 2005	1,567	$2,924	$4,491

Payments in 2005	(920)

Accrued liability at December 31, 2005	647
Payments in 2006	(647)

Accrued liability at December 31, 2006	$—

13.    INCOME TAXES

        The U.S. and non-U.S. components of loss before income taxes for the years ended December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
U.S.	$2,177	$(2,133)	$(1,267)
Non-U.S.	(3,335)	(15,598)	(22,597)

	$(1,158)	$(17,731)	$(23,864)

        The U.S. and non-U.S. provisions for income taxes consist of the following for the years ended December 31, 2004, 2005 and 2006:

	2004	2005	2006
U.S.:
Current	$—	$—	$120
Deferred	—	—	(48)

Provision for income taxes—U.S.	—	—	72

Non-U.S.:
Current	999	826	3,153
Deferred	610	(40)	2,293

Provision for income taxes—Non-U.S.	1,609	786	5,446

Total tax provision	$1,609	$786	$5,518

        The reconciliation between the U.S. federal statutory tax rate and the Company's effective tax rate for the years ended 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Expected tax benefit at U.S. federal statutory tax rate	$(405)	$(6,206)	$(8,352)
Increase/(reduction) resulting from:
Difference in foreign tax rates	(1,351)	2,726	(796)
Non-deductible interest	(15)	1,219	34
Non-deductible impairment	—	1,122	—
Non-deductible branch losses	319	418	18
Non-deductible in-process research and development	—	—	5,636
Change in tax reserves	414	83	4,327
Change in valuation allowance	2,599	1,509	3,616
Other	48	(85)	1,035

Total tax provision	$1,609	$786	$5,518

Effective Tax Rate	(138.9%)	(4.4%)	(23.1%)

        The Company carries out its business operations through legal entities in the U.S. and multiple non-U.S. jurisdictions. These jurisdictions require that the Company file corporate income tax returns that are subject to U.S., state, and non-U.S. tax laws. The Company is subject to routine corporate income tax audits in these multiple jurisdictions. The Company's provision for income taxes includes amounts intended to satisfy income tax assessments that may result from the examination of the Company's corporate tax returns that have been filed in these jurisdictions when the Company determines that the related tax contingency meets the probable and estimable criteria of SFAS No. 5, "Accounting for Contingencies." The Company also faces other general income tax exposures related to U.S. and non-U.S. income tax issues that do not meet the probable and/or estimable criteria of SFAS

No. 5, and therefore, an accrual has been made for these items in the provision for income taxes. The amounts ultimately paid upon resolution of these contingencies or general exposures could be materially different from the amounts included in the provision for income taxes and result in additional tax benefit or expense depending on the ultimate outcome. During the year ended December 31, 2006, the Company recorded a non-recurring income tax expense related to SFAS No. 5 of $4,327 to adjust its aggregate net liabilities for withholding taxes and income tax exposures.

        At December 31, 2006, $44,945 of non-U.S. net operating loss carryforwards were available to offset future taxable income. Of this amount, $26,679 of these net operating losses have an indefinite carryforward period and $18,266 will begin to expire in 2014. At December 31, 2006, approximately $975 of U.S. federal net operating loss carryforwards were available to offset future taxable income, which will expire between 2023 and 2025.

        In evaluating its ability to use U.S. federal and non-U.S. net operating losses, capital losses and other deferred tax assets, the Company considers its recent history of earnings and losses, future reversals of temporary differences and identification of other sources of future taxable income, including the identification of tax planning strategies in certain situations. During the year ended December 31, 2006, the Company evaluated all available positive and negative evidence and concluded that a valuation allowance was required for a portion of its net deferred tax asset. Valuation allowances as of December 31, 2005 and 2006 of $11,311 and $16,306, respectively, have been recorded for net operating losses and certain other deferred tax assets, for which it is more likely than not that the tax benefit will not be realized. A portion of the change in valuation allowance during the year ended December 31, 2006 is the result of changes in deferred tax assets from the acquisition of Earth Decision and identification of deferred tax assets from prior periods.

        Significant components of the Company's deferred tax assets and liabilities for U.S. and non-U.S. jurisdictions consist of the following as of December 31, 2005 and 2006:

	2005	2006
Deferred tax assets:
Reserves	$859	$1,124
Accrued liabilities	847	1,628
Unrealized foreign currency exchange	731	446
Stock compensation	—	982
Capital loss	1,846	722
Tax credits	396	954
Net operating loss carryforwards	7,385	12,640
Other	636	1,082

Subtotal	12,700	19,578
Less: valuation allowance	(11,311)	(16,306)

Total deferred tax assets	1,389	3,272
Deferred tax liabilities:
Property, plant, and equipment	(502)	(107)

Net deferred tax assets	$887	$3,165

        The current and non-current components of the Company's net deferred tax assets for U.S. and non-U.S. jurisdictions consist of the following as of December 31, 2005 and 2006:

	2005	2006
Current deferred tax asset	$476	$807
Non-current deferred tax asset	411	2,358

	$887	$3,165

        The Company's operations are subject to the jurisdiction of multiple tax authorities. Determination of taxes owed in any jurisdiction requires the interpretation of related tax laws, regulations, judicial decisions and administrative interpretations of the local tax authority. As a result, the Company is subject to tax assessments in such jurisdictions including the re-determination of taxable amounts by tax authorities that may not agree with the Company's interpretations and positions taken. To provide for potential tax exposures, the Company maintains an allowance for tax contingencies, which management believes is adequate. The Company believes that the settlement of any such amounts would not have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

        Income taxes have not been provided for unremitted earnings. Due to the timing and circumstances of repatriation of such earnings, if any, it is not practicable to determine the unrecognized deferred tax liability relating to such amounts. Therefore, no accrual of income tax has been made for these permanently reinvested earnings as there was no plan in place to repatriate any of these earnings.

14.    RELATED PARTY TRANSACTIONS

        Pursuant to an agreement with Fox Paine, an affiliate of the majority shareholder of the Company provides financial and strategic consulting services to the Company for an annual fee of $1,100. Additionally, Fox Paine may also provide services for additional consideration, including the reimbursement of expenses in connection with certain transactions. See Note 15.

        In September 2006, the Company amended and restated its management agreement with Fox Paine. The new agreement contains the same terms as previously described for consulting services and the related fee. Upon an initial public offering by the Company, this arrangement will cease upon a payment to Fox Paine of $6,750, plus un-reimbursed expenses, to terminate the management agreement.

        Pursuant to this agreement with Fox Paine, the Company paid Fox Paine consulting fees and related out-of-pocket expenses of $2,829, $1,757 and $1,100 during 2004, 2005 and 2006, respectively. Included in the 2004 expense is a $1,500 fee related to assistance provided to the Company to amend its credit facility and redeem a portion of the outstanding debentures held by the shareholders.

        In connection with the acquisition of RTD in 2004, the Company paid Fox Paine an advisory fee of $1,500, which was capitalized and allocated to the net assets acquired in the acquisition. In connection with the Earth Decision acquisition in 2006, the Company paid Fox Paine an advisory fee of $1,570, which was capitalized and allocated to the net assets acquired.

        The Company's majority shareholder and its affiliates hold the Company's convertible subordinated debentures. See Note 9 for a detailed discussion of the debentures.

        An officer of the Company purchased shares of the Company in October 2005 in exchange for a promissory note payable to the Company which was repaid to the Company in September 2006. See further details in Note 10.

        Certain patents the Company uses are co-owned by a shareholder of the Company. According to two license agreements, dated November 3, 2003 and August 11, 2006, respectively, this shareholder is entitled to receive royalties on gross revenues generated by the sales of products incorporating the specific patents, until November 2009. The shareholder also is entitled to a fixed annual fee pursuant to a separate consulting agreement with the Company in consideration of providing technical support services in connection with these patents and related inventions. At December 31, 2006, the Company has accrued a liability of $314 related to all of these agreements.

15.    COMMITMENTS AND CONTINGENCIES

Leases

        The Company leases certain computers under capital lease agreements. The weighted average interest rate is 5.65% as of December 31, 2006. Additionally, the Company and its subsidiaries rent their offices under various operating lease agreements, which expire on various dates. The following is a schedule of the maturities of future minimum lease payments under capital lease agreements and under non-cancelable operating lease agreements as of December 31, 2006:

Year ended December 31,	Operating Leases	Capital Leases
2007	$4,773	$2,079
2008	3,663	1,127
2009	2,800	220
2010	2,316	5
2011	2,035	1
2012 and thereafter	580	—

Total minimum lease payments	$16,167	$3,432

Less: Interest portion		(222)

Present value of future minimum lease payments		$3,210

        The Company has certain operating leases containing escalating annual lease payments. These are accounted for on a straight-line basis by taking the total lease payments for the lease agreement and recognizing them ratably over the lease term. Rent expense related to operating leases for 2004, 2005 and 2006 amounted to $4,383, $4,544 and $5,254, respectively. Excluded from the above table are amounts the Company receives as sublease income from certain facilities where the Company has an operating lease. The subleases, which end on December 31, 2008, include sublease rental income amounts totaling approximately $100 per year for 2006 through 2008.

Fee to majority shareholder

        In connection with an agreement with Fox Paine (see Note 14), the Company has the option to pay Fox Paine a $6,750 termination fee in connection with the termination of its management agreement with Fox Paine upon an initial public offering of the Company's ordinary shares.

Guarantees

        As of December 31, 2006, the Company is contingently liable in respect of guarantees issued by banks on its behalf in the amount of approximately $4,397. The guarantees granted are as follows:

	Guarantee Amount	Weighted- Average Period (in years)
Performance Guarantees	$3,198	1.8
Rent Guarantees	549	1.0
Credit Line Guarantees	650	1.4

Paradigm 401(k) Retirement Plan

        The Company established a 401(k) plan, effective January 1, 2004, which is available to all domestic U.S. employees. The Paradigm 401(k) plan is based on a calendar year and allows employees to contribute up to 90% of their annual compensation with a maximum tax deferred contribution of $14 for 2005 and $16 for 2006. Upon an employee's completion of six months of service and attainment of age 21, the Paradigm 401(k) plan provisions authorize contributions by the Company to the Paradigm 401(k) plan that would match each employee's contributions by 50% up to a maximum of 6% of total compensation. Company contributions are 100% vested upon payment and totaled $273, $266 and $266 for the years ended December 31, 2004, 2005 and 2006, respectively.

Earth Decision 401(k) Retirement Plan

        Earth Decision established a 401(k) plan, effective January 1, 2002, which is available to all domestic U.S. employees after 3 months of service and attainment of age 21. The Earth Decision 401(k) plan is based on a calendar year and allows employees to contribute up to 100% of their annual compensation up to the maximum tax deferred contribution limit. Upon an employee's completion of three months of service and attainment of age 21, Earth Decision makes a safe harbor non-elective contribution equal to 3% of their annual compensation. Upon enrollment in the plan, Earth Decision matches each employee's contributions by 40% up to a maximum of 5% of their total compensation. Safe harbor contributions are 100% vested upon payment. Earth Decision's matching contributions vest 25% per year beginning with the completion of 2 years of service and are 100% vested after 5 years of service. Total company matching and safe harbor contributions were $69 for the year ended December 31, 2006. The Earth Decision 401(k) plan was merged into the Paradigm 401(k) plan as of January 1, 2007.

Internal Review of Compliance with Certain U.S. Laws

        The Company recently discovered that certain of its subsidiaries, or personnel thereof, have engaged in business transactions involving Cuba and Iran, which may have violated regulations of the U.S. Department of Treasury and/or U.S. Department of Commerce. These factors are described in more detail below. Upon the discovery of the transactions involving Cuba, the Company commenced a comprehensive internal review of matters related to compliance with U.S. laws relating to export controls, economic sanctions, and foreign payments, recordkeeping, and related internal controls (including the U.S. Foreign Corrupt Practices Act of 1977, or "FCPA"), with the assistance of outside counsel. The Company and its outside counsel have concluded the investigatory phase of this internal review. With regard to both export controls and the FCPA, the Company has identified transactions that may not have complied with applicable regulations. There can be no assurance, however, that the review has identified all violations of applicable law. The revenue associated with, and the percentage of the Company's consolidated revenues represented by, the transactions that the Company has identified as implicating the applicable laws and regulations was $268 (or less than 1%) in 2002, $1,382 (or 2%) in 2003, $1,953 (or 2%) in 2004, $5,243 (or 5%) in 2005 and $8,549 (or 6%) in 2006. For export controls and FCPA, the Company has recorded a $2,518 provision as of December 31, 2006, and for the year ended December 31, 2006. The provision is based on estimated penalties of $360 for potential export control violations and $2,158 (including $148 of taxes) for disgorgement of profits and questionable payments. The disgorgement of profit is based on the estimated profits on each of the projects or contracts and reflects all costs to deliver such services or products. By year, these amounts are $31 in 2002, $90 in 2003, $264 in 2004, $707 in 2005 and $918 in 2006. The provision of $2,518 represents the Company's current estimate of potential liabilities related to the matters that have been subject to the Company's outside counsels' review. The ultimate resolution of this matter is dependent upon presentations to and discussions with pertinent government agencies. Associated liabilities, if any, could be different from the amount currently estimated. As with any estimate, there is uncertainty of predicting the outcome of discussions with pertinent government agencies that could cause actual costs to vary materially from current estimates. Due to this uncertainty, the Company cannot predict to what degree actual payments, if any, will exceed the recorded liabilities related to this internal review.

  Potential Export Control Violations

        The Company's Canadian subsidiary and its Venezuelan subsidiary separately engaged in two transactions between 2002 and 2005 to sell six software products and related services and training to a Cuban entity. In addition, its U.K. subsidiary, in 2003 and 2005, provided services to a Cuban entity for five projects. The Company's revenues from these transactions were approximately $859 in the aggregate. Furthermore, in 2004, Earth Decision, which the Company's subsidiary acquired in 2006, provided a demonstration version of its software to a Cuban entity. This did not result in a sale. The Company believes that these transactions may have violated the Cuba sanctions regulations administered by the U.S. Department of Treasury, Office of Foreign Assets Controls, or "OFAC," and/or export administration regulations administered by the U.S. Department of Commerce, Bureau of Industry and Security, or "BIS." When these historical transactions came to the Company's attention, in December 2006, all of the Company's affiliates were immediately ordered not to engage in dealings with Cuba.

        The Company's U.K. subsidiary made a single shipment of four computer servers to Iran in 2005. Upon review, it has been determined that these servers were of U.S. origin and were subject to U.S. export controls. The Company believes that this shipment may have violated the Iran sanctions regulations administered by OFAC. The Company's U.K. subsidiary has in the past shipped software to Iran, based on the understanding that such shipments were permissible because of de minimis U.S. content and the products' export commodity classification numbers, or "ECCN". In October 2006, the Company's U.K. subsidiary ceased all new software sales to Iran and initiated a phase-out of its business in Iran.

        The Company has made contact with OFAC and BIS, as well as with the SEC and the U.S. Department of Justice, or "DOJ," to advise them of the potential violations with respect to Cuba and Iran. The Company intends to cooperate with these agencies as they may request.

        To the extent the Company violated any regulations with respect to Cuba and/or Iran, the Company will be subject to fines or other sanctions, including possible civil and criminal penalties imposed on individuals or business entities, with related business consequences. If violations of the Cuban sanctions regulations were found, a person or entity found in violation could be subject to civil penalties of up to $65 per violation. If violations of the Iranian sanctions regulations and/or export administration regulations were found, a person or entity found in violation could be subject to civil penalties of up to $50 per violation. With respect to Cuba, it is possible that both BIS and OFAC could assert that there have been multiple violations, which could lead to multiple fines. The amount of any civil penalties which could be assessed would depend on, among other factors, the nature of the products and services exported, the end-destination, and the level of cooperation provided to the government authorities. Other potential sanctions may include criminal penalties, the restriction, suspension or denial of export privileges, addition of foreign subsidiaries to the "denied persons" list (making it illegal for any U.S. person—including the Company—to export or re-export to the subsidiary), the restriction, suspension or denial of government contracting privileges and the seizure or forfeiture of assets. If BIS or OFAC determines that violations of U.S. law have occurred in connection with the above matters, sanctions may be imposed against the Company that could have a material adverse effect on the Company's business, financial condition, results of operations, cash flow and/or future prospects.

  Potential Violations of Applicable Anti-Corruption Laws

        As stated above, the Company's counsel has completed the investigative phase of its internal review. As a result certain conduct in connection with its business in several countries has been identified that may implicate the anti-bribery, record-keeping, and internal control provisions of the FCPA. Specifically, with regard to the Company's business in China, the internal review has identified payments by one of the Company's subsidiaries to certain employees of state oil companies with whom such subsidiary has business and the provision of entertainment and gifts to certain employees of those companies by this subsidiary. Further, in Mexico, the internal review has identified entertainment and other benefits provided to employees of a state oil company with whom one of the Company's subsidiaries has business. In Indonesia, the internal review has identified payments made to one or more employees of a state oil company with whom one of the Company's subsidiaries has business. Further, in Nigeria, the internal review has identified evidence that one of the Company's subsidiaries was contemplating making payments to one or more government employees in connection with obtaining a particular contract, which such subsidiary did not ultimately obtain. A payment was made, however, to the subsidiary's agent in that country. Finally, in Kazakhstan, the internal review has identified a contract as to which one of the Company's subsidiaries used a third-party vendor suggested by one or more employees at the state oil company whose business such subsidiary was trying to obtain. Ostensibly, the purpose of hiring the vendor was to help the subsidiary prepare documentation in connection with a bid for the contract. The size and circumstance of the payment to the third-party, however, may suggest that the payment may not have been appropriate.

        In addition to the FCPA, the conduct under review may raise concerns under the laws of the countries in which it may have occurred, and the laws of other jurisdictions. With respect to several of the Company's offices, the Company is taking action to address and resolve issues identified in the course of the internal review to safeguard against any improper conduct going forward. This includes evaluating and possibly revising, where appropriate, the Company's governance policies and the Company's internal control procedures.

        If violations of the FCPA were found, a person or entity found in violation could be subject to fines, civil penalties of up to $500 per violation, equitable remedies, including disgorgement (if applicable) generally of profits, including prejudgment interest on such profits, causally connected to the violation, and injunctive relief. Criminal penalties could range up to the greater of $2,000 per violation or twice the gross pecuniary gain or loss from the violation, which could be substantially greater than $2,000 per violation. It is possible that both the SEC and the DOJ could assert that there have been multiple violations, which could lead to multiple fines. The amount of any fines or monetary penalties which could be assessed would depend on, among other factors, the findings regarding the amount, timing, nature and scope of any improper payments, whether any such payments were authorized by or made with knowledge of the Company or its affiliates, the amount of gross pecuniary gain or loss involved, and the level of cooperation provided the government authorities. Agreed dispositions of these types of violations also may result in an acknowledgement of wrongdoing by the entity and the appointment of a monitor on terms negotiated with the SEC and the DOJ to examine current and future business practices, including the retention of agents, with the goal of assuring compliance with the FCPA. Other potential consequences could be significant and include suspension or debarment of the Company's ability to contract with governmental agencies of the United States and of foreign countries. If the DOJ or SEC determines that violations of U.S. law have occurred, they could seek civil or criminal sanctions, including monetary penalties, against the Company or individuals, as well as changes to the Company's business practices and compliance program and that could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and future prospects.

        For the years ended December 31, 2004, 2005 and 2006, our operations in China, Indonesia, Kazakhstan, Mexico and Nigeria provided revenues of approximately $19,700, $24,400, and $31,500, or approximately 22%, 25% and 22% of our total consolidated revenues, respectively.

Legal Proceedings

        From time to time the Company is involved in litigation and proceedings arising out of the ordinary course of business.

        The Company is currently involved in litigation with Landmark Graphic Corporation and Magic Earth, Inc., which are both subsidiaries of Halliburton Corporation. The litigation commenced in July 2005, when Landmark and Magic Earth filed suit against Paradigm Geophysical Corp. ("PGC"), the Company's subsidiary incorporated in Delaware, in the United States District Court for the Southern District of Texas. Landmark and Magic Earth originally alleged that, specifically, PGC's 3D Propagator, Reservoir Navigator and VoxelGeo products infringed three patents, United States Patent Nos. 6,765,570, 5,570,106 and 5,615,171, held by Landmark and Magic Earth. In February 2006, the Company entered into an alternate dispute resolution agreement, pursuant to which the case filed by Landmark and Magic Earth against PGC was dismissed without prejudice to allow settlement discussions to proceed. When settlement discussions proved unsuccessful in May 2006, PGC filed suit against Landmark, Magic Earth and two former officers of Magic Earth in the United States District Court for the Southern District of Texas, alleging fraud and misrepresentation, breach of contract, unjust enrichment, unfair competition, copyright infringement and misappropriation of trade secrets, and seeking declaratory judgment that: (1) the Company owns U.S. Patent No. 6,765,570 and the associated computer code; (2) Landmark and Magic Earth infringe the patent; (3) U.S Patent No. 6,765,570 patent is invalid and not infringed by the Company's Reservoir Navigator and VoxelGeo Products; and (4) such patent is unenforceable due to inequitable conduct. In June 2006, Landmark and Magic Earth re-filed their infringement claim against PGC and Seismic Technology relating to United States Patent No. 6,765,570. Although Landmark and Magic Earth have not reasserted their claims against the Company as to United States Patent Nos. 5,570,106 and 5,615,171 and no longer specifically refer to the Company's 3D Propagator product, there is no assurance that those claims will not be reasserted at a later date.

        Landmark and Magic Earth are seeking damages and an injunction related to the alleged infringement of Reservoir Navigator and VoxelGeo and alleged damages from "related workflows and services." In August 2006, Landmark, Magic Earth and the two individual defendants moved to dismiss several of the Company's claims, including fraud and breach of contract. These motions have not been decided. The Company intends to continue vigorously pursuing the Company's lawsuit against Landmark and Magic Earth and defending against their lawsuit. While management feels confident in the Company's claims and defenses, the ultimate outcomes of these lawsuits are not presently determinable, and as such, the Company is currently unable to estimate the potential range of gain or loss, if any, relating to these lawsuits. Should an unfavorable outcome occur, there exists the possibility of a material adverse impact on the financial position and results of operations for the period in which the unfavorable outcome occurs and potentially in future periods.

        On December 20, 2005, Landmark Graphic Corporation sent a letter to Earth Decision alleging infringement of United States Patent Application No. 10/628,781 and United States Patent Nos. 6,690,820 and 7,765,570. As of May 14, 2007, no suit had been filed regarding these allegations.

16.    INTEREST EXPENSE, NET

        Interest expense, net consists of the following:

	Year ended December 31,
	2004	2005	2006
Income:
Interest earned on cash and cash equivalents	$(98)	$(144)	$(499)
Change in fair value of interest rate swaps	(53)	(355)	22
Expenses:
Bank commissions and other	481	478	492
Interest expense on debt	1,750	4,181	4,473
Interest on capital leases of equipment	119	137	158
Amortization of debt issuance costs	440	928	377

	$2,639	$5,225	$5,023

17.    OTHER EXPENSES, NET

        Other expenses, net, consist of the following:

	Year ended December 31,
	2004	2005	2006
Foreign currency exchange (gains)/losses	$306	$397	$(175)
Minority interest related to Kazakhstan entity	—	222	506

	$306	$619	$331

18.    GEOGRAPHIC INFORMATION

        The Company operates as a single segment principally in seven geographic areas. These geographic areas include the United States of America (USA); Canada; Mexico and South America (LATAM); Europe, Africa and the Middle East (EAME); Russia and Kazakhstan (CIS); Asia and the Pacific (ASPAC) and China. The Company reports revenues in the country where software is delivered or where its maintenance and strategic consulting services are performed. Revenues and long-lived assets for these geographic areas consist of the following:

	Year ended December 31,
	2004	%	2005	%	2006	%
Revenues
United States	$23,337	26%	$21,720	22%	$29,289	20%
Canada	9,059	10	10,558	11	12,417	9
LATAM	10,434	12	11,905	12	18,733	13
EAME	20,238	23	23,310	24	32,906	23
ASPAC	16,873	19	16,041	16	30,624	21
CIS	5,589	6	9,341	9	14,349	10
China	3,390	4	5,811	6	6,185	4

	$88,920	100%	$98,686	100%	$144,503	100%

	As of December 31,
	2005	%	2006	%
Long-lived assets
United States	$10,697	11%	$9,184	7%
Canada	12,849	13	11,775	9
LATAM	617	1	405	0
EAME	13,547	14	60,980	44
ASPAC	1,984	2	1,888	1
CIS	927	1	880	1
China	367	1	261	0
Corporate and other	54,416	57	53,058	38

	$95,404	100%	$138,431	100%

Long-lived assets in the above table consist of property and equipment, goodwill and other intangibles.

19.    SUBSEQUENT EVENTS

Conversion of Earth Decision Preferred Shares

        In March 2007, the Company exercised its option to call the exchange of the Earth Decision preferred shares into 721,920 ordinary shares of the Company and $2,202 aggregate principal amount of 2006 Debentures. Upon the exchange, the portion of the recorded value of minority interest in Earth Decision related to the ordinary shares was reclassified into shareholders' deficit, while the portion of the recorded value of minority interest related to the 2006 Debentures was reclassified to convertible subordinated debentures in temporary equity.

 Report of Independent Registered Public Accounting Firm

Board of Directors
Paradigm Ltd.

        We have audited the accompanying balance sheet of Paradigm Ltd. (a Cayman Islands corporation) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

        In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Paradigm, Ltd. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Houston, Texas
May 14, 2007

PARADIGM LTD.
BALANCE SHEET

As of December 31, 2006
ASSETS
Cash	$1
Deferred offering costs	46,900

Total assets	$46,901

LIABILITY AND SHAREHOLDER'S EQUITY
Payable to affiliate	$46,900
Share capital (900,000,000 ordinary shares authorized, par value $0.0001 per share; 1,000 Class B ordinary shares issued and outstanding; 100,000,000 preferred shares authorized, par value $0.0001 per share; no preferred shares issued and outstanding)	1

Total liability and shareholder's equity	$46,901

The accompanying notes are an integral part of this statement.

PARADIGM LTD.
NOTES TO BALANCE SHEET
As of December 31, 2006

1.
GENERAL

        Paradigm Ltd. (the "Company") was incorporated on September 1, 2006 in the Cayman Islands. The board of directors of the Company has approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering (the "Offering") of its Class A ordinary shares.

2.
DEFERRED OFFERING COSTS

        In connection with the Offering, Paradigm B.V., an affiliate of the Company, paid filing fees on behalf of the Company. These costs have been capitalized until completion of the Offering at which point they will be recorded as a reduction of equity raised in the Offering.

3.
SHARE CAPITAL

        The Company has two classes of ordinary shares, Class A and Class B with different voting rights. Class A ordinary shares are entitled to one vote per share, and Class B ordinary shares are entitled to 5 votes per share. All other rights and preferences are identical. Of the 900,000,000 ordinary shares authorized, only 1,000 ordinary shares have been designated as Class B ordinary shares and issued to Paradigm Geotechnology Holdings Ltd. as of December 31, 2006.

Report of Independent Registered Public Accounting Firm

Board of Directors
Paradigm B.V.

        We have audited the accompanying consolidated balance sheets of Earth Decision Sciences S.A. (a French corporation) and subsidiaries as of December 31, 2004 and 2005 and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Earth Decision Sciences S.A. and subsidiaires as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Houston, Texas
November 20, 2006

EARTH DECISION SCIENCES S.A.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share data)

	As of December 31,
	2004	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,054	$4,919
Trade receivables, net	3,858	4,605
Unbilled receivables	262	570
Prepaids and other current assets	1,138	1,436

Total current assets	10,312	11,530

Property and equipment, net	1,310	873
Other long-term assets, net	667	522

Total assets	$12,289	$12,925

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$310	$494
Accrued liabilities	2,816	3,969
Current maturities of long-term debt	256	148
Current maturities of capital lease obligations	103	113
Deferred revenues	1,398	1,928

Total current liabilities	4,883	6,652

Long-term debt, net of current maturities	169	237
Capital lease obligations, net of current maturities	200	102
Convertible subordinated debentures	4,954	4,335
Accrued severance and other obligations	91	115

Total long-term liabilities	5,414	4,789

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Ordinary shares, par value $2.95 per share; 214,973 shares authorized; issued 173,260 shares as of December 31, 2004 and 2005	420	420
Preferred shares, par value $2.95 per share; 105,172 shares authorized; issued 42,069 shares as of December 31, 2004 and 2005	102	102
Additional paid-in capital	2,659	2,659
Accumulated other comprehensive income (loss)	(44)	181
Accumulated deficit	(1,145)	(1,878)

Total shareholders' equity	1,992	1,484

Total liabilities and shareholders' equity	$12,289	$12,925

The accompanying notes are an integral part of these statements.

EARTH DECISION SCIENCES S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share data)

	Year Ended December 31,
	2004	2005
REVENUES:
Software licenses and products	$6,717	$9,611
Maintenance and support	7,848	10,717

Total	14,565	20,328
COST OF REVENUES:
Software licenses and products	812	1,135
Maintenance and support	3,382	4,375

Total	4,194	5,510

GROSS PROFIT	10,371	14,818
OPERATING EXPENSES:
Sales and marketing	3,050	5,019
Research and development	5,187	4,745
General and administrative	4,964	6,175

Total operating expenses	13,201	15,939

OPERATING LOSS	(2,830)	(1,121)
INTEREST AND OTHER EXPENSE:
Interest income (expense), net	(100)	20
Other income (expense), net	(138)	336

	(238)	356
LOSS BEFORE INCOME TAXES	(3,068)	(765)
PROVISION (BENEFIT) FOR INCOME TAXES	26	(32)

NET LOSS	$(3,094)	$(733)

The accompanying notes are an integral part of these statements.

EARTH DECISION SCIENCES S.A.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) FOR EACH OF THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2005
(Dollars in thousands)

	Ordinary shares		Preferred shares
						Accumulated other comprehensive income (loss)
					Additional paid-in capital		Accumulated earnings (deficit)	Total comprehensive income (loss)	Total shareholders' equity
	Shares	Amount	Shares	Amount
Balance as of January 1, 2004	173,260	$420	42,069	$102	$2,659	$516	$1,949		$5,646
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	(3,094)	$(3,094)	(3,094)
Other comprehensive income	—	—	—	—	—	(560)	—	(560)	(560)

Total comprehensive loss								$(3,654)

Balance as of December 31, 2004	173,260	420	42,069	102	2,659	(44)	(1,145)		1,992
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	(733)	$(733)	(733)
Other comprehensive income	—	—	—	—	—	225	—	225	225

Total comprehensive loss								$(508)

Balance as of December 31, 2005	173,260	$420	42,069	$102	$2,659	$181	$(1,878)		$1,484

The accompanying notes are an integral part of these statements.

EARTH DECISION SCIENCES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year ended December 31,
	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,094)	$(733)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	682	676
Amortization of debt issuance costs	56	56
Loss on disposals of property and equipment	37	—
Deferred taxes	(8)	(81)
Provision for doubtful accounts	54	—
Changes in working capital accounts:
Increase in trade receivables and unbilled trade receivables	(1,336)	(1,291)
Decrease (increase) in prepaids and other assets	280	(414)
Increase in accounts payable and accrued liabilities	1,159	1,650
Increase in deferred revenues	539	692

Net cash provided by (used in) operating activities	(1,631)	555

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(677)	(185)

Net cash used in investing activities	(677)	(185)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debt	—	241
Repayments of debt	(287)	(229)
Payments on capital lease obligations	(32)	(118)

Net cash used in financing activities	(319)	(106)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(398)	(399)
DECREASE IN CASH AND CASH EQUIVALENTS	(3,025)	(135)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,079	5,054

CASH AND CASH EQUIVALENTS AT END OF YEAR	$5,054	$4,919

Cash paid during the year for:
Interest	$20	$22
Interest on convertible subordinated debentures	91	91
Income taxes	187	27
Non-cash transactions:
Purchase of equipment under capital leases	332	20

The accompanying notes are an integral part of these statements.

EARTH DECISION SCIENCES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

1.    BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

        Earth Decision Sciences S.A. ("Earth Decision") was incorporated in December 1996 in France. Earth Decision provides solid-earth modeling software to the global oil and natural gas exploration and production industry.

        Earth Decision operates worldwide through wholly owned subsidiaries in the United States, Brazil, Canada, Dubai, France, Mexico, United Kingdom and Venezuela. These locations coordinate the activities of Earth Decision's direct sales force and its network of representative agents in the Far East, Middle East and Russia.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Earth Decision and its wholly owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions that the Company considers significant in the preparation of its financial statements include those related to its allowance for doubtful accounts, the valuation and useful lives of property and equipment and income taxes.

Financial Statements in U.S. Dollars

        The financial statements of the Company's non-U.S. subsidiaries are translated in accordance with SFAS No. 52, Foreign Currency Translation. A majority of the Company's revenues are generated in U.S. dollars ("dollars"). In addition, a substantial portion of its costs are incurred in dollars. Since the dollar is the primary currency in the economic environment in which the Company operates, the dollar is its functional and reporting currency.

        The functional currency of all of the Company's non-U.S. subsidiaries has been determined to be their local currency. For these subsidiaries, assets and liabilities are translated from their respective functional currencies into U.S. dollars at the exchange rates in effect at the balance sheet date, and revenue and expense amounts are translated at average exchange rates during the period. The resulting aggregate foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

        Any gains or losses resulting from foreign currency transactions, including the translation of intercompany balances, are recorded in other expense, net, in the consolidated income statement.

Cash and Cash Equivalents

        The Company considers all highly liquid, short-term investments with insignificant interest rate risk and maturities (at the time of purchase) of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Accounts Receivable, Net

        The allowance for doubtful accounts represents the estimated losses resulting from the inability of customers to make required payments. These allowances are based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with problem accounts.

Marketable Securities

        The Company's short-term investments consist of mutual fund shares classified as trading securities and are stated at quoted market values, with unrealized gains and losses reported in other income (expense). During the years ended December 31, 2004 and 2005, the Company recognized unrealized gains from trading securities of $38 and unrealized losses from trading securities of $(16), respectively. All such gains and losses are calculated on the basis of the specific-identification method. Interest earned is included in other income (expense). The original cost included in the carrying value of marketable securities at December 31, 2004 and 2005 was $300 and $380, respectively. The Company's marketable securities are included in prepaid and other current assets in the accompanying consolidated balance sheets.

Concentration of Credit Risk and Significant Customers

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and trade and other receivables. Cash and cash equivalents are invested in U.S. dollars and euros with major banks in all of the Company's operating jurisdictions. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. As of December 31, 2004 and 2005, the Company had $3,583 and $2,311, respectively, of cash in accounts outside the United States. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

        The Company's trade receivables are generally derived from sales of products and services rendered to large organizations located primarily in Europe, the Middle East, Asia, North and Latin America, and the Far East.

        During the year ended December 31, 2004, there was one customer that individually represented greater than 10% of the Company's total revenues (10.3%). During the year ended December 31, 2005, there were two customers that individually represented greater than 10% of the Company's total revenues and together represented 21.6% of the Company's total 2005 revenues.

        As of December 31, 2004, two customers represented greater than 10% of the Company's accounts receivable and together represented 30.3% of the Company's December 31, 2004 accounts receivable balance. As of December 31, 2005, two customers represented greater than 10% of the Company's accounts receivable and together represented 33.8% of the Company's December 31, 2005 accounts receivable balance.

Debt Issuance Costs

        The Company capitalizes debt issuance costs and amortizes them as interest expense over the scheduled maturity period of the debt using a straight-line method that approximates the effective interest method. The Company includes these unamortized costs in other long-term assets.

Property and Equipment, net

        Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Life in Years
Computers and peripheral equipment	3-5
Office furniture and equipment	6-10
Leasehold improvements	The shorter of the lease term or the estimated useful life

        Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any gain or loss thereon is reflected in the consolidated statement of operations.

Advertising expenses

        Advertising expenses are charged as incurred to sales and marketing expenses in the statement of operations. Advertising expenses for the years ended December 31, 2004 and 2005 totaled $58 and $199, respectively.

Income Taxes

        The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some portion of the deferred tax assets will not be realized.

Stock-Based Compensation

        The Company accounts for its stock based compensation under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and the disclosures required by SFAS No. 148, "Accounting for
Stock-Based Compensation-Transition and Disclosure." In accordance with APB Opinion No. 25, no stock-based compensation cost has been reflected in the Company's results of operations for the years ended December 31, 2004 and 2005.

        Had the Company used the fair value based accounting method for stock compensation expense prescribed by SFAS Nos. 123 and 148 for the years ended December 31, 2004 and 2005, the Company's consolidated net loss would have been increased to the following pro-forma amounts:

	Year ended December 31,
	2004	2005
Net loss, as reported	$(3,094)	$(733)
Deduct: Total stock-based employee compensation expense determined under a fair value based method for all awards, net of tax effect	(126)	(209)

Pro forma net loss	$(3,220)	$(942)

        In the above table, income taxes have been offset by a valuation allowance (see Note 9).

        Pro forma disclosures reflect the fair value of each option grant estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended December 31,
	2004	2005
Volatility	40%	37%
Weighted-average estimated life in years	5	5
Weighted-average risk-free interest rate	3.56%	4.02%
Dividend yield	0.00%	0.00%

        Using the above assumptions, the weighted-average estimated per share fair value of stock options granted was $27.90 and $36.63, during 2004 and 2005, respectively.

        The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Fair Value of Financial Instruments

        The financial instruments of the Company consist primarily of cash and cash equivalents, trade receivables, trade payables and long-term debt. The Company's management considers the carrying values of cash and cash equivalents, trade receivables, trade payables and the revolving credit facility to be representative of their respective fair values because of their short-term maturities or expected settlement dates. The fair value of the Company's long-term debt at year-end approximates their carrying values, due to the variable interest rates of these borrowings. As of December 31, 2005, the fair value of the Company's convertible subordinated debentures was approximately $5,902, which was calculated on an as-converted basis.

Comprehensive Income (Loss)

        SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Other than reported net loss, comprehensive loss includes foreign currency translation adjustments, which are disclosed in the accompanying consolidated statements of shareholders' equity and comprehensive income (loss).

        At December 31, 2004 and 2005, accumulated other comprehensive loss included foreign currency translation adjustments of $(560) and $225, respectively. There was no tax effect of these adjustments.

Revenue Recognition

        The Company recognizes revenues in accordance with applicable accounting standards including Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition," Emerging Issues Task Force (EITF) Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," and the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the fee is fixed and determinable, and collectibility is probable. The Company derives its revenues from two principal sources: software licenses and products; and maintenance and support. The Company sells its software primarily through its direct sales force.

        Revenue may be generated from contractual arrangements that require significant revenue recognition judgments, particularly in the area of contracts with multiple deliverable elements (or multiple element arrangements). Where multiple elements exist in an arrangement, contract revenue is allocated to the different elements based upon and in proportion to verifiable objective evidence of the fair value of the various elements, as governed under EITF No. 00-21, and SAB No. 104. Multiple element arrangements primarily involve the sale of more than one of the Company's two principal revenue sources in a combined contract. Revenue is recognized as each element is earned, namely upon delivery and acceptance of software licenses, provided that the fair value of the undelivered element(s) has been determined, the delivered element(s) has stand-alone value, there is no right of return on delivered element(s), and the Company is in control of the undelivered element(s). For arrangements that include service elements, including support and installation, for which verifiable objective evidence of fair value does not exist, revenue is deferred until such services are deemed complete, or until the time the Company can establish verifiable objective evidence.

        The Company recognizes software revenue in accordance with SOP 97-2. In accordance with these standards, revenue is recognized when persuasive evidence of an arrangement exists and delivery has occurred, the fee is deemed fixed or determinable and collection is deemed probable. In making these judgments, the Company evaluates these criteria as follows:

  •
  Evidence of an arrangement.  The Company considers a non-cancelable written agreement signed by the Company and the customer to be persuasive evidence of an arrangement.

  •
  Delivery has occurred.  The Company considers delivery to have occurred when a compact disc or other medium containing the licensed software is provided to a common carrier or in the case of electronic delivery, the customer is given electronic access to the licensed software. If an arrangement includes undelivered products or services that are essential to the functionality of the delivered product, delivery is not considered to have occurred until these products or services are delivered.

  •
  Fixed or determinable fee.  The Company considers the fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within normal payment terms. If the fee is subject to refund or adjustment, the Company recognizes revenue when the refund or adjustment right lapses or the return is estimable. For arrangements with extended payment terms, the Company recognizes revenue as amounts become due and payable or as cash is collected. The Company and its subsidiaries do not grant a right of return to their customers.

  •
  Collection is deemed probable.  The Company conducts a credit review for all transactions at the inception of an arrangement to determine the creditworthiness of the customer. Collection is deemed probable if, based upon the Company's evaluation, the Company expects that the customer will be able to pay amounts under the arrangement as payments become due. If the Company determines that collection is not probable, revenue is deferred and recognized upon cash collection.

        SOP 97-2 requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company's Vendor Specific Objective Evidence ("VSOE") used to allocate the sales price to multiple elements is based on the prices charged when these elements are sold separately. SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," requires that revenue be recognized under the "residual method" when (1) VSOE of fair value exists for all undelivered elements and no VSOE exists for the delivered elements and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element. The Company and its subsidiaries do not grant a right of return to their customers.

        Software License and Product Revenue.    The Company licenses its software on both a perpetual and term basis, as described below:

          Perpetual Licenses.    Licenses to use the Company's software in perpetuity are generally priced based on (a) domestic or international price lists (b) a specified number of licenses. Because implementation services for the software licenses are not deemed essential to the functionality of the related software, the Company recognizes perpetual license revenue at the time of product delivery, provided all other revenue criteria have been met.

          Term Licenses.    Term licenses are sold for a single fee, which includes the right to use the Company's software, the updates and upgrades to the product and technical support for a specified period of time. Customers are invoiced in installments and billed in advance of the term license period. Revenues are recognized on a straight-line basis over the life of the term license.

          For resellers that are not well capitalized or for which payment to us is linked to payment by the end user, we utilize the sell-through method. For those representative agents not acting as resellers but only as agents, the company sells directly to the end user and accrues commissions to the agent at the time of delivery of the software to the end user.

        Maintenance and Support Revenue.    Maintenance and support revenues are generated from sales of maintenance and customer support associated with the sale of software licenses. Maintenance and support revenues consist of three types:

          Post contract support is provided by online and on-call services for problem prevention and resolution and includes delivery of software updates and upgrades. Post contract support is generally sold on an annual basis and collected in advance. Revenues are recognized ratably over the term of the agreement.

          Software installation and user training support contracts are generally priced on a time and materials basis. Revenues are recognized, and the customer is invoiced, when the services are performed.

          On-site support contracts are generally sold on an annual basis and priced based on the day rate of the technical personnel and the time identified to support the customer. Revenues are recognized, and the customer is invoiced, on a monthly basis.

        Deferred revenue arises from payments received or billings in advance of the culmination of the earnings process. Deferred revenue will be recognized as revenue in future periods when the applicable revenue recognition criteria have been met. Deferred revenue that is expected to be recognized within the next twelve months is classified as a current liability.

Cost of Revenue

        Software License and Product.    Software license and product costs are comprised of agent commissions and third-party software royalties.

        Maintenance and Support.    Maintenance and support costs are comprised of personnel costs related to technical support staff, travel and lodging, agent's commissions, and third-party consultants, along with the allocated depreciation, operation and maintenance of equipment, facilities and related overhead.

Reimbursable Out-of-Pocket Expenses

        In accordance with Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out of Pocket' Expenses Incurred," the Company classifies reimbursements received for out-of-pocket expenses incurred as services revenue and classifies the related costs as cost of revenue. The amounts of reimbursed expenses included within revenue and cost of revenue were respectively $105 and $236 for the years ended December 31, 2004 and 2005.

Research and Development and Software Development Costs

        Research and development expenditures are charged to operations as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's software development process, technological feasibility is established upon completion of a working model, which also requires certification and extensive testing. Historically, the cost incurred by the Company between completion of the working model and the point at which the product is ready for general release has been immaterial.

Other Expense, net

        Other expense, net, primarily includes foreign currency transaction gains and losses and marketable securities gains and losses. See Note 13.

Recently Issued Accounting Standards

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe adoption of SFAS 154 will have a material effect on its consolidated financial position, results of operations or cash flows.

        In June 2006, the FASB EITF issued EITF No. 06-3, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)," which states that a company must disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of this issue. If taxes included in gross revenues are significant, a company must disclose the amount of such taxes for each period for which an income statement is presented. The issue will be effective for the Company beginning January 1, 2007. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. Based on the Company's current evaluation of this issue, management does not expect the adoption of EITF No. 06-3 to have a significant impact on the consolidated results of operations or any effect on the consolidated financial position or cash flows.

        In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements, the impact of a tax position, if that position is more likely than not of not being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the Company's 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its consolidated results of operations, financial position and cash flows.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. We are currently evaluating the potential impact of this statement.

        In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 was issued in order to eliminate the diversity of practice in how public companies quantify misstatements of financial statements, including misstatements that were not material to prior years' financial statements. The Company will initially apply the provisions of SAB 108 in connection with the preparation of its annual financial statements for the year ending December 31, 2006. SAB 108 will not have an effect on the Company's consolidated financial position, results of operations or cash flows.

2.    TRADE RECEIVABLES, NET

        Trade receivables, net consist of the following:

	December 31,
	2004	2005
Trade accounts receivable	$3,912	$4,659
Less: Allowance for doubtful accounts	(54)	(54)

	$3,858	$4,605

        Following is a summary of the annual activity in the allowance for doubtful accounts:

	2004	2005
Balance, beginning of year	$11	$54
Provision charged to expense	54	—
Write-offs charged against allowance	(11)	—

Balance, end of year	$54	$54

3.    PREPAIDS AND OTHER CURRENT ASSETS AND OTHER LONG-TERM ASSETS, NET

        Prepaids and other current assets consist of the following:

	December 31,
	2004	2005
Prepaid expenses	$362	$558
Taxes prepaid and tax receivable	240	208
Marketable securities	339	435
Deposits and other	197	235

	$1,138	$1,436

        Other long-term assets consist of the following:

	December 31,
	2004	2005
Deferred financing costs	$335	$279
Acquired developed technology	331	243

	$666	$522

        Acquired developed technology is being amortized over a ten year period and related amortization expense totaled $86 and $88 during 2004 and 2005, respectively. Accumulated amortization of acquired developed technology totaled $530 and $618 as of December 31, 2004 and December 31, 2005, respectively.

4.    PROPERTY AND EQUIPMENT, NET

        Property and equipment consist of the following:

	December 31,
	2004	2005
Cost:
Computers and peripheral equipment	$3,217	$3,127
Office furniture and equipment	938	954
Leasehold improvements	248	218

	4,403	4,299
Less: Accumulated depreciation and amortization	(3,093)	(3,426)

	$1,310	$873

        Depreciation and amortization expense for property and equipment in 2004 and 2005 was $596 and $588, respectively.

        Included in computers and peripheral equipment are assets held under capital leases with a cost basis of $264 and $264 and accumulated depreciation of $34 and $8 as of December 31, 2004 and 2005, respectively.

        Included in office furniture and equipment are assets held under capital leases with a cost basis of $68 and $88 and accumulated depreciation of $8 and $36 as of December 31, 2004 and 2005, respectively.

5.    ACCRUED LIABILITIES

        Accrued liabilities consist of the following:

	December 31,
	2004	2005
Employees and payroll accruals	$1,078	$2,117
Accrued expenses	1,027	1,337
Income tax, VAT and other state obligations	385	270
Deferred tax liability	326	245

	$2,816	$3,969

6.    LONG-TERM DEBT

        During June 2005 and June 2006, Earth Decision received French-government sponsored interest-free conditional research and development loans of $241 and $226, respectively, under a contract to receive an aggregate of $596. These loans require the Company to spend the funds on specified research and development projects. The loan arrangement requires repayment of a minimum of $178 (expected to be repaid during 2007 and 2008), which minimum may be increased if the Company generates revenues from such projects. The total $237 loan balance at of December 31, 2005 has been recorded with long term debt.

7.    CONVERTIBLE SUBORDINATED DEBENTURES

        In October 2003, the Company issued an aggregate principal amount of $4,292 in convertible subordinated debentures to certain shareholders of the Company.

        The debentures have a six year term with a maturity date on December 31, 2009 and bear interest ("Debenture Interest") of 2% paid annually plus an amount equal to that sum calculated as if the debentures participated equally and ratably with the holders of ordinary shares in all dividends and distributions paid on preferred shares, determined as if immediately prior to each record date for payment of such dividend, all debentures then outstanding were converted into preferred shares in the manner provided under the debenture agreement. At the time of certain liquidity events described in the debenture agreement and at the option of the holder, the debentures are convertible into 63,103 preferred shares of the Company, subject to adjustments in accordance with the debenture agreement. In the event of a cash sale of the Company, the conversion ratio shall automatically be adjusted such that the number of preferred shares received by the holder decreases if the transaction value exceeds certain profitability objectives described in the debenture agreement. See Note 15 regarding the conversion of all debentures in July 2006. As of December 31, 2005, the debentures were convertible into 63,103 preferred shares of the Company.

8.    SHAREHOLDERS' EQUITY

Stock options

        The Company adopted three stock option plans in 2001, 2003 and 2005, respectively, to grant options to employees up to an aggregate amount of 49,826 ordinary shares. Options granted under these plans fully vest upon the fourth annual anniversary of the date of the grant and expire ten years from the date of the grant. The exercise price per share of option awards under the plans is equal to the fair market value per share of the underlying shares on the grant date. The Company issues new shares when options are exercised. As of December 31, 2005, no options were available for future grant under these plans as all grant periods had expired.

        The following tables summarize the stock option activity for the years ended December 31, 2004 and 2005:

	2004		2005
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Options outstanding, beginning of year	17,326	$15.07	39,888	$47.99
Options granted	27,000	68.67	2,500	93.54
Options forfeited or canceled	(4,438)	45.27	(675)	42.87

Options outstanding, end of year	39,888	47.99	41,713	50.81

Options exercisable	—	—	11,826	15.07

        The following table summarizes information about options outstanding and exercisable as of December 31, 2005:

	Options outstanding			Options exercisable
Exercise Price	Shares	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Shares	Weighted- average exercise price	Weighted- average remaining contractual life (years)
$15.07	15,063	6.0	$15.07	11,826	$15.07	5.8
68.67	24,150	8.5	68.67	—	—	—
93.54	2,500	9.5	93.54	—	—	—

	41,713			11,826

        The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2005, was $1,782 and $928, respectively. The total fair value of shares vested during 2004 and 2005 was zero and $75, respectively.

        A summary of the status of the Company's non-vested shares as of December 31, 2005, and changes during the year ended December 31, 2005, is as follows:

	Shares	Weighted-average grant date fair value
Non-vested at January 1, 2005	39,888	$19.51
Granted	2,500	36.63
Vested	(11,826)	6.33
Forfeited	(675)	17.43

Non-vested at December 31, 2005	29,887	26.27

9.    INCOME TAXES

        The U.S. and non-U.S. components of loss before income taxes for the years ended December 31, 2004 and 2005 are as follows:

	2004	2005
U.S.	$214	$(53)
Non-U.S.	(3,282)	(712)

	$(3,068)	$(765)

        The provision for income taxes consists of the following for the years ended December 31, 2004 and 2005:

	2004	2005
Current	$34	$49
Deferred	(8)	(81)

Provision (benefit) for income taxes	$26	$(32)

        The reconciliation between the U.S. federal statutory tax rate and the Company's effective tax rate for the years ended December 31, 2004 and 2005 is as follows:

	2004	2005
Expected tax benefit at U.S. federal statutory tax rate	$(1,043)	$(259)
Increase/(reduction) resulting from:
Difference in foreign tax rates	142	256
Tax credits	(896)	165
Change in valuation allowance	1,893	(327)
Other	(70)	133

Total tax provision	$26	$(32)

Effective Tax Rate	(0.9)%	4.2%

        At December 31, 2005, approximately $3.5 million of non-U.S. net operating loss carryforwards were available to offset future taxable income, which have an indefinite carryforward period.

        Significant components of the Company's deferred tax assets and liabilities for U.S. and non-U.S. jurisdictions consist of the following as of December 31, 2004 and 2005:

	2004	2005
Deferred tax assets:
Accrued liabilities	$37	$54
Net operating loss carryforwards	1,386	1,148
Tax credits	1,695	1,530
Other	47	51

Subtotal	3,165	2,783
Less: valuation allowance	(2,939)	(2,612)

Total deferred tax assets	226	171
Deferred tax liabilities:
Property, plant, and equipment	150	131
Change in accounting methods	154	77
Deferred revenue	113	88
Other	135	120

Total deferred tax liabilities	552	416

Net deferred tax liability	$326	$245

        The current and noncurrent components of our net deferred tax liabilities for U.S and non-U.S. jurisdictions consist of the following as of December 31, 2004 and 2005:

	2004	2005
Current deferred tax liability	$24	$118
Non-current deferred tax liability	302	127

	$326	$245

        Management has recorded a valuation allowance against the net deferred tax asset in all jurisdictions except for Brazil and the United States as management does not consider the realization of these assets to be more likely than not. The Company's valuation allowance increased $1,893 in 2004 and decreased $327 in 2005.

        The Company's operations are subject to the jurisdiction of multiple tax authorities, which impose various types of taxes on the Company, including income, value added, sales and payroll taxes. Determination of taxes owed in any jurisdiction requires the interpretation of related tax laws, regulations, judicial decisions and administrative interpretations of the local tax authority. As a result, the Company is subject to tax assessments in such jurisdictions including the re-determination of taxable amounts by tax authorities that may not agree with the Company's interpretations and positions taken. To provide for potential tax exposures, the Company maintains an allowance for tax contingencies, which management believes is adequate. The Company believes that the settlement of any such amounts would not have a significant impact on the Company's consolidated financial position, results of operations and/or liquidity.

        Income taxes have not been provided for unremitted non-U.S. earnings reinvested outside the U.S. Due to the timing and circumstances of repatriation of such earnings, if any, it is not practicable to determine the unrecognized deferred tax liability relating to such amounts. Therefore, no accrual of income tax has been made for these permanently reinvested earnings as there was no plan in place to repatriate any of these non-U.S. earnings.

10.    RELATED PARTY TRANSACTIONS

        Pursuant to a license agreement dated November 3, 2003 and relative to the utilization by the Company of the DSI patent in the base module of its software suite, a shareholder of the Company who is also a co-owner of the DSI patent, is entitled to receive royalties on gross revenue generated by the sales of this base module and related support contracts. Pursuant to a side letter signed on November 10, 2003 by the Company, this shareholder is also entitled to receive a one-time payment of $150 in exchange for the exclusivity rights granted in the aforementioned license agreement. Such payment may be called at any time by the shareholder provided the Company is in a net income position at such time. In accordance with the terms of the agreement and the side letter, the Company paid the shareholder aggregate accrued royalties of $124 and $120 in 2004 and 2005, respectively, and accrued in its book a liability of $292 and $283 as of December 31, 2004 and 2005, respectively. The $150 one-time payment has not been called by the shareholder and is accrued in the accompanying 2004 and 2005 balance sheets.

        Some of the Company's shareholders are the holders of the Company's convertible subordinated debentures. See Note 7 for a detailed discussion of the debentures.

11.    COMMITMENTS AND CONTINGENCIES

Leases

        The Company leases certain computers under operating lease agreements. Additionally, the Company and its subsidiaries rent their offices under various operating lease agreements, which expire on various dates. The following is a schedule of the maturities of future minimum lease payments under capital lease agreements and under non-cancelable operating lease agreements as of December 31, 2005:

Year ended December 31,	Operating Leases	Capital Leases
2006	$723	$120
2007	637	87
2008	330	10
2009	246	7
2010	40	1

Total minimum lease payments	$1,976	225

Less: Interest portion		(10)

Present value of future minimum lease payments		$215

        The Company has certain operating leases containing escalating annual lease payments. These are accounted for on a straight-line basis by taking the total lease payments for the lease agreement and recognizing them ratably over the lease term. Rent expense related to operating leases for 2004 and 2005 amounted to $782 and $811 respectively.

Guarantees

        As of December 31, 2005, the Company is contingently liable with respect to performance guarantees issued by banks on its behalf in the amount of approximately $56. The guarantees have a weighted-average period of 3.3 years.

401(k) Retirement Plan

        The Company established a 401(k) plan (the "Plan"), effective January 1, 2002, which is available to all domestic U.S. employees after 3 months of service and attainment of age 21. The Plan is based on a calendar year and allows employees to contribute up to 100% of their annual compensation with a maximum tax deferred contribution of $13 for 2004 and $14 for 2005. Upon an employee's completion of three months of service and attainment of age 21, the Company makes a safe harbor non-elective contribution equal to 3% of their annual compensation. Upon enrollment in the plan, Company matching contributions are made to match each employee's contributions by 40% up to a maximum of 5% of their total compensation. Safe harbor contributions are 100% vested upon payment. Company matching contributions vest 25% per year beginning with the completion of 2 years of service and are 100% vested after 5 years of service. Total company matching and safe harbor contributions were $118 and $145 for the years ended December 31, 2004 and 2005, respectively.

Legal Proceedings

        From time to time the Company is involved in litigation and proceedings arising out of the ordinary course of business.

        During the year 2005, the Company was involved in two litigation matters with former employees. In the first matter, a former employee filed a claim for unpaid commissions with the Texas Workforce Commission, which issued a decision in the plaintiff's favor for an amount significantly less than the plaintiff sought in connection with the claim. Since the plaintiff did not appeal, the decision is final and has been paid in full. The plaintiff also filed a charge of discrimination with the Equal Employment Opportunity Commission (EEOC) alleging the plaintiff was demoted and then terminated because of the plaintiff's age and the fact that the plaintiff was not French. No finding was made against the Company, but the plaintiff was given authorization to pursue the claims in court, although it was never pursued. Those claims have been waived by the plaintiff's failure to timely file the claims in court following notice of his right to do so by the EEOC. In 2005, the Company filed for a declarative judgment with the French labor court requesting confirmation that the plaintiff's stock options were not vested and thus not exercisable following his termination by the Company in 2004. On November 17, 2006, the former employee filed a claim against the Company and a senior officer of the Company in the Harris County District Court in Texas arguing that (i) the defendants breached the employment contract with the former employee by refusing to pay commission to the former employee and refusing to permit the former employee to exercise his stock options; or (ii) the defendants committed fraud against the former employee.

        In the second matter, a former-employee plaintiff filed a claim for unfair termination with the French labor court alleging that the plaintiff was terminated without cause and requested a compensation payment of $125. As of December 31, 2005, the Company accrued $25 for future potential loss related to this claim. In July 2006, the plaintiff and the Company reached an agreement and the plaintiff received a final compensation payment of $25.

        On December 20, 2005, the Company received a letter from Landmark Graphics Corporation (a subsidiary of Halliburton Company) alleging that the Company was using in its product line some patented technologies of Landmark (namely US Patent No 6,765,570, US Patent No 6,690,820 and US patent application No 10/628,781. Since then, there have been several exchanges between the parties. The last communication between the parties is a letter dated March 27, 2006. Since then, to the Company's knowledge, there has been no further communication or legal action from Landmark. The Company's management does not believe that any action will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

12.    INTEREST INCOME (EXPENSE), NET

        Interest income (expense), net, consists of the following:

	Year ended December 31,
	2004	2005
Interest income on cash and cash equivalents	$67	$190
Interest expense:
Interest expense on convertible subordinated debentures	(91)	(91)
Interest expense on debt	(16)	(12)
Interest on capital leases of equipment	(4)	(11)
Amortization of debt issuance costs	(56)	(56)

	$(100)	$20

13.    OTHER INCOME (EXPENSES), NET

        Other income (expense), net, consists of the following:

	Year ended December 31,
	2004	2005
Foreign currency exchange differences	$(165)	$327
Unrealized gains on marketable securities	38	(16)
Other	(11)	25

	$(138)	$336

14.    GEOGRAPHIC INFORMATION

        The Company principally operates in four geographic areas. These geographic areas include: North America; Europe and Africa; the Middle East and Far East; and South America. The Company reports revenues in the country where software is delivered or where our maintenance and support services are performed. Revenues and long-lived assets for these geographic areas consist of the following as of and for the years ended December 31, 2004 and 2005:

	2004	%	2005	%
Revenues
North America	$7,542	52%	$7,159	35%
Europe and Africa	3,372	23	6,095	30
Middle East and Far East	1,892	13	4,064	20
South America	1,759	12	3,010	15

	$14,565	100%	$20,328	100%

	2004	%	2005	%
Long-lived assets
North America	$503	39%	$333	40%
Europe and Africa	753	57	450	50
Middle East and Far East	38	3	61	7
South America	16	1	29	3

	$1,310	100%	$873	100%

15.    SUBSEQUENT EVENTS

Acquisition by Paradigm

        Through a series of transactions between August 11, 2006 and September 12, 2006, the Company was acquired by Paradigm B.V. As consideration for the sale, each shareholder of the Company received or will receive a combination of fifteen ordinary shares of Paradigm B.V. and convertible subordinated debentures of Paradigm B.V. equal in value to five ordinary shares of Paradigm B.V. (based on a value of $9.15 per ordinary share of Paradigm B.V.) in exchange for each share of the Company. Outstanding option and warrant holders received rights, upon exercise, to the same consideration received by the outstanding shareholders of the Company. Under an earn-out arrangement, ten percent of the consideration was withheld and is contingent upon the achievement of certain financial performance measures of the Company for the year ended December 31, 2006. In connection with the sale, some shareholders of the Company sold their shares to Paradigm B.V. for cash on an as-converted basis. In accordance with the terms of the debenture agreement, the Company's debentures were fully converted into 63,103 preferred shares of the Company prior to this transaction.

Long-term debt

        During June 2006, the Company received $1,255 from a French government agency that provides cash advances to companies for French research and development tax credits. The advance represents 80% of the Company's total tax credit asset of $1,569, which is recorded in prepaid and other current assets. The advance bears interest at 4.94% per annum as of June 30, 2006, and does not require repayment from the Company. The French agency providing the advance receives payment from the French government at statutory timeframes based on the dates the tax credits were generated. The advances no longer incur interest once the agency is reimbursed, which is currently scheduled for 2007 and 2008 for the funds currently advanced. Once the agency is reimbursed by the French government, the advance will be written-off against the tax credit asset balance.

EARTH DECISION SCIENCES S.A.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

	December 31, 2005	June 30, 2006
		(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,919	$10,330
Trade receivables, net	4,605	2,945
Unbilled receivables	570	687
Prepaids and other current assets	1,436	2,298

Total current assets	11,530	16,260

Property and equipment, net	873	988
Other long-term assets, net	522	1,156

Total assets	$12,925	$18,404

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$494	$1,470
Accrued liabilities	3,969	3,788
Current maturities of long-term debt	148	541
Current maturities of capital lease obligations	113	114
Deferred revenues	1,928	3,538

Total current liabilities	6,652	9,451

Long-term debt, net of current maturities	237	1,215
Capital lease obligations, net of current maturities	102	61
Convertible subordinated debentures	4,335	4,594
Accrued severance pay obligation	115	127

Total long-term liabilities	4,789	5,997

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Ordinary shares, par value $2.95 per share; 214,973 shares authorized; 173,260 shares issued as of December 31, 2004 and 176,800 shares issued as of June 30, 2006	420	431
Preferred shares, par value $2.95 per share; 105,172 shares authorized; 42,069 shares issued	102	102
Additional paid-in capital	2,659	2,808
Accumulated other comprehensive income	181	142
Accumulated deficit	(1,878)	(527)

Total shareholders' equity	1,484	2,956

Total liabilities and shareholders' equity	$12,925	$18,404

The accompanying notes are an integral part of these statements.

EARTH DECISION SCIENCES S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)

	Six Months Ended June 30
	2005	2006
	(unaudited)
REVENUES:
Software licenses and products	$3,222	$7,622
Maintenance and support	4,995	6,309

Total	8,217	13,931

COST OF REVENUES:
Software licenses and products	392	963
Maintenance and support	2,085	2,454

Total	2,477	3,417

GROSS PROFIT	5,740	10,514
OPERATING EXPENSES:
Sales and marketing	2,280	3,540
Research and development	2,516	2,925
General and administrative	2,842	3,669

Total operating expenses	7,638	10,134

OPERATING INCOME (LOSS)	(1,898)	380
INTEREST AND OTHER EXPENSE:
Interest income (expense), net	(12)	5
Other income (expense), net	186	(242)

	174	(237)
INCOME (LOSS) BEFORE INCOME TAXES	(1,724)	143
PROVISION (BENEFIT) FOR INCOME TAXES	22	(1,208)

NET INCOME (LOSS)	$(1,746)	$1,351

The accompanying notes are an integral part of these statements.

EARTH DECISION SCIENCES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Six Months Ended June 30,
	2005	2006
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(1,746)	$1,351
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	349	309
Share-based compensation for employees and consultants	—	102
Amortization of debt issuance costs	28	28
Changes in working capital accounts:
Decrease in trade receivables and unbilled trade receivables	1,071	1,716
Increase in prepaids and other assets	(354)	(1,392)
Increase in accounts payable and accrued liabilities	653	652
Increase in deferred revenues	1,866	1,549

Net cash provided by operating activities	1,867	4,315

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment, net of capital leases	(86)	(341)

Net cash used in investing activities	(86)	(341)

Net cash used in investing activities
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debt	241	1,453
Repayments of debt	(114)	(105)
Payments on capital lease obligations	(58)	(60)
Proceeds from the exercise of stock options	—	57

Net cash provided by financing activities	69	1,345

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(221)	92
INCREASE IN CASH AND CASH EQUIVALENTS	1,629	5,411
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,054	4,919

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$6,683	$10,330

The accompanying notes are an integral part of these statements.

EARTH DECISION SCIENCES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

1.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

        Earth Decision Sciences S.A. (together with its subsidiaries, the "Company") was incorporated in December 1996 in France. The Company provides solid-earth modeling software to the global oil and natural gas exploration and production industry.

        The accompanying unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements, and in the opinion of management include all adjustments, consisting only of normal recurring adjustments, except as otherwise noted, necessary for their fair presentation. These unaudited consolidated financial statements and the notes thereto have been prepared in accordance with Article 10 of Regulation S-X. Accordingly, they do not include all disclosures required by accounting principles generally accepted in the United States of America and Regulation S-X for annual financial statements.

        Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006 or any other period. These interim financial statements should be read in conjunction with the Company's latest annual consolidated financial statements.

        Through a series of transactions between August 11, 2006 and September 12, 2006, the Company was acquired by Paradigm B.V. In accordance with the terms of the debenture agreement, the Company's debentures were fully converted into 63,103 preferred shares of the Company prior to this transaction.

Significant Customers

        For the six months ended June 30, 2005, there was one customer that individually represented 11% of the Company's total revenues for the period. For the six months ended June 30, 2006, there was one customer that individually represented 29% of the Company's total revenues for the period. No other customers accounted for 10% or more of the Company's total revenues for the respective periods.

Significant Accounting Policies

        The Company's significant accounting policies are described in the Company's consolidated financial statements for the years ended December 31, 2004 and 2005. There have been no changes to the Company's significant accounting policies except as described below.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. We are currently evaluating the potential impact of this statement.

        In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB 108 was issued in order to eliminate the diversity of practice in how public companies quantify misstatements of financial statements, including misstatements that were not material to prior years' financial statements. The Company will initially apply the provisions of SAB 108 in connection with the preparation of its annual financial statements for the year ending December 31, 2006. SAB 108 will not have an effect on the Company's consolidated financial position, results of operations or cash flows.

Stock-Based Compensation

        Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R) using the modified prospective method. Under this method, compensation cost in 2006 includes the portion vesting in the period for all share-based payments granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No.123. There were no share-based grants during 2006. Before adoption of SFAS No. 123(R), pro forma disclosures reflected the fair value of each option grant estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

2005
Volatility	40.00%
Weighted-average estimated life	5 years
Weighted-average risk-free interest rate	4.02%
Dividend yield	0.00%

        Using the above assumptions, the weighted average estimated per share fair value of stock options granted was $36.63 during the six months ended June 30, 2005, as calculated by the Company using a Black-Scholes pricing model. Had the Company used the fair value based accounting method for stock compensation expense prescribed by SFAS Nos. 123 and 148 for the six months ended June 30, 2005, the Company's consolidated net income would have been reduced to the pro-forma amount illustrated as follows:

Net income, as reported	$1,351
Deduct: Total share based employee compensation expense determined under fair value based method for all awards	(101)

Pro forma net income	$1,250

        Share-based compensation cost was $102 for the six months ended June 30, 2006. As of June 30, 2006, the total unrecognized share-based compensation cost was $512.

        The impact of the adoption of SFAS No. 123(R) was an increase to stock-based compensation expense of $102 for the six months ended June 30, 2006. Results of prior periods do not reflect any restated amounts and the Company had no cumulative effect adjustment upon adoption of SFAS No. 123(R) under the modified prospective method. The Company's policy is to recognize compensation cost for awards with only service conditions and a vesting schedule on a straight-line basis over the requisite service period for the entire award.

        The following table summarizes the stock option activity for the six months ended June 30, 2006:

	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period	41,713	$55.44
Options exercised	(3,540)	16.15
Options forfeited or canceled	(4,423)	48.61

Options outstanding, end of period	33,750	59.22

Options exercisable	6,900	16.15

        A summary of the status of the Company's non-vested shares as of June 30, 2006, and changes during the six months ended June 30, 2006, is as follows:

	Shares	Weighted-Average Grant Date Fair Value
Non vested at January 1, 2006	11,826	$6.78
Exercised	(3,540)	6.78
Forfeited	(1,386)	6.78

Non vested at June 30, 2006	6,900	6.78

2.    LONG-TERM DEBT

        During June 2006, the Company received $1,255 from a French government agency that provides cash advances to companies for French research and development tax credits. The advance represents 80% of the Company's total tax credit asset of $1,569, which is recorded in prepaid and other current assets. The advance bears interest at 4.94% per annum as of June 30, 2006, and does not require repayment from the Company. The French agency providing the advance receives payment from the French government at statutory timeframes based on the dates the tax credits were generated. The advances no longer incur interest once the agency is reimbursed, which is currently scheduled for 2007 and 2008 for the funds currently advanced. Once the agency is reimbursed by the French government, the advance will be written-off against the tax credit asset balance.

3.    COMMITMENTS AND CONTINGENCIES

Legal Proceedings

        From time to time the Company is involved in litigation and proceedings arising out of the ordinary course of business.

        During the year 2005, the Company was involved in two litigation matters with former employees. In the first matter, a former employee filed a claim for unpaid commissions with the Texas Workforce Commission, which issued a decision in the plaintiff's favor for an amount significantly less than the plaintiff sought in connection with the claim. Since the plaintiff did not appeal, the decision is final and has been paid in full. The plaintiff also filed a charge of discrimination with the Equal Employment

Opportunity Commission (EEOC) alleging the plaintiff was demoted and then terminated because of the plaintiff's age and the fact that the plaintiff was not French. No finding was made against the Company, but the plaintiff was given authorization to pursue the claims in court, although it was never pursued. Those claims have been waived by the plaintiff's failure to timely file the claims in court following notice of his right to do so by the EEOC. In 2005, the Company filed for a declarative judgment with the French labor court requesting confirmation that the plaintiff's stock options were not vested and thus not exercisable following his termination by the Company in 2004. On November 17, 2006, the former employee filed a claim against the Company and a senior officer of the Company in the Harris County District Court in Texas arguing that (i) the defendants breached the employment contract with the former employee by refusing to pay commission to the former employee and refusing to permit the former employee to exercise his stock options; and (ii) the defendants committed fraud against the former employee.

        In the second matter, a former-employee plaintiff filed a claim for unfair termination with the French labor court alleging that the plaintiff was terminated without cause and requested a compensation payment of $125. As of December 31, 2005, the Company accrued $25 for future potential loss related to this claim. In July 2006, the plaintiff and the Company reached an agreement and the plaintiff received a final compensation payment of $25.

        On December 20, 2005, the Company received a letter from Landmark Graphics Corporation (a subsidiary of Halliburton Company) alleging that the Company was using in its product line some patented technologies of Landmark (namely US Patent No 6,765,570, US Patent No 6,690,820 and US patent application No 10/628,781. Since then, there have been several exchanges between the parties. The last communication between the parties is a letter dated March 27, 2006. Since then, to the Company's knowledge, there has been no further communication or legal action from Landmark. The Company's management does not believe that any action will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

4.    SUBSEQUENT EVENT

Acquisition by Paradigm

        Through a series of transactions between August 11, 2006 and September 12, 2006, the Company was acquired by Paradigm B.V. As consideration for the sale, each shareholder of the Company received or will receive a combination of fifteen ordinary shares of Paradigm B.V. and convertible subordinated debentures of Paradigm B.V. equal in value to five ordinary shares of Paradigm B.V. (based on a value of $9.15 per ordinary share of Paradigm B.V.) in exchange for each share of the Company. Outstanding option and warrant holders received rights, upon exercise, to the same consideration received by the outstanding shareholders of the Company. Under an earn-out arrangement, ten percent of the consideration was withheld and is contingent upon the achievement of certain financial performance measures of the Company for the year ended December 31, 2006. In connection with the sale, some shareholders of the Company sold their shares to Paradigm B.V. for cash on an as-converted basis. In accordance with the terms of the debenture agreement, the Company's debentures were fully converted into 63,103 preferred shares of the Company prior to this transaction.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and commission, paid or to be paid by the registrant in connection with the sale of Class A ordinary shares being registered hereby. All amounts shown, except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers Inc. filing fee, are estimates.

Amount
Securities and Exchange Commission registration fee	$21,400
National Association of Securities Dealers Inc. filing fee	$20,500
Nasdaq Global Market listing fee	*
Printing and engraving expenses	*
Transfer agent and registrar fees and expenses	*
Legal fees and expenses	*
Accountants' fees and expenses	*
Blue Sky fees and expenses (including legal fees)	*
Miscellaneous expenses	*

Total	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

        The registrant is incorporated under the laws of the Cayman Islands. As such, it is subject to and governed by the laws of the Cayman Islands with respect to the indemnification provisions. Although The Companies Law (2004 Revision) of the Cayman Islands does not specifically restrict a Cayman Islands company's ability to indemnify its directors or officers, it does not expressly provide for such indemnification either. Certain English case law (which is likely to be persuasive in the Cayman Islands), however, indicate that the indemnification is generally permissible, unless there had been fraud or willful default on the part of the director or officer in question.

        The registrant's amended and restated memorandum articles of association provide for the indemnification of its directors and officers. Specifically, under the indemnification provisions, the registrant will indemnify its directors and officers to the fullest extent permitted by law against liabilities that are incurred by the directors or officers while executing the duties of their respective offices. The directors and officers, however, will not be entitled to the indemnification if they incurred the liabilities through their own willful default or fraud.

        Pursuant to an Indemnity Agreement dated August 13, 2002, the registrant's subsidiaries, Paradigm B.V. and Paradigm Geophysical Ltd., agreed to indemnify Fox Paine, its members, employees, agents, affiliates, or controlling persons in the event that Fox Paine or any of its members, employees, agents, affiliates or controlling persons becomes involved in any action, claim, proceeding or investigation arising out of the engagement by the subsidiaries of Fox Paine or Fox Paine's performance of services pursuant to its obligations under the management agreement with Paradigm Geophysical Ltd.

        The registrant's subsidiaries agreed to indemnify, defend and hold harmless Fox Paine, its members, employees, agents, affiliates or controlling persons to the fullest extent permitted under applicable law, including advancement of expenses. The registrant's subsidiaries agreed that, without Fox Paine's prior written consent, they will not settle, compromise or consent to a judgment in any

II-i

pending or threatened claim, action, investigation or proceeding with respect to the indemnity agreement unless the settlement includes an unconditional release of Fox Paine, its members, employees, agents, affiliates and controlling persons. The registrant's subsidiaries agreed that Fox Paine, its members, employees, agents, affiliates or controlling persons will not have liability to the registrants' subsidiaries, our security holders or our creditors in connection with Fox Paine's performance of services pursuant to the management agreement, unless the loss resulted from Fox Paine's bad faith or gross negligence and is a final judgment by a court of competent jurisdiction. The indemnity agreement will not terminate upon the expiration of the management agreement.

Item 15.    Recent Sales of Unregistered Securities

        In the three years prior to the filing of this registration statement, the registrant issued the following unregistered securities:

  1.
  Upon the incorporation of the registrant on September 12, 2006, one subscriber share was issued to the incorporator, Jonathan Culshaw, which share was repurchased by the registrant on September 19, 2006. Such sale was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering. The sale of these securities was made without general solicitation or advertising.

  2.
  On September 19, 2006, the registrant issued an aggregate of 1,000 ordinary shares, par value $0.0001 per share, for $1.00 to Paradigm Geotechnology Holdings Ltd., an accredited investor and affiliate of Fox Paine Capital Fund II International, L.P. Such sale was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering. The sale of these securities was made without general solicitation or advertising.

  3.
  On September 19, 2006, the registrant entered into an exchange agreement with six of its officers and directors as well as other shareholders of Paradigm B.V. pursuant to which each such person irrevocably agreed to acquire an aggregate of 15,124,573 of the registrant's ordinary shares, in exchange for an equivalent number of shares of Paradigm B.V. Such sale was deemed to be exempt from registration under the Securities Act in reliance on Regulation D and Section 4(2) of the Securities Act. The acquirers of the registrant's ordinary shares in this transaction represented that they were accredited investors and that they were acquiring the ordinary shares of the registrant for each such person's own account, for investment and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or any other applicable securities laws. The exchange agreement pursuant to which such issuances were effected has been filed as an exhibit to this registration statement.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Description
1.1**	Underwriting Agreement
3.1	Amended and Restated Memorandum and Articles of Association of Paradigm Ltd.
4.2*	Exchange Agreement dated as of September 19, 2006 by and among Paradigm Ltd. and the Investors named therein
4.3*	Amended and Restated Shareholders' Agreement dated August 11, 2006, by and among Paradigm B.V. and the shareholders named therein

II-ii

4.4*	Paradigm B.V. Convertible Subordinated Debentures, dated August 2002
4.5*	Paradigm B.V. Convertible Subordinated Debentures, dated August 11, 2006
4.6*	Shareholders' Agreement dated as of August 11, 2006, by and among Paradigm B.V., Mr. Jean-Laurent Mallet, Mrs. Danielle Mallet and Earth Decision Sciences SA
4.7*	Form of Liquidity Agreement among Paradigm B.V., specified holders of Earth Decision options and Earth Decision Sciences SA
5.1	Legal opinion of Walkers
10.1*	Amended and Restated Share Purchase and Contribution Agreement dated August 11, 2006, by and among Paradigm B.V., Paradigm Geotechnology Holdings B.V. and the sellers named therein
10.2*	Amended and Restated Management Agreement dated August 11, 2006, between Paradigm Geophysical and Fox Paine and Company, LLC
10.3*	Amendment to the Amended and Restated Management Agreement, dated September 18, 2006 between Paradigm Geophysical Ltd. and Fox Paine & Company, LLC
10.4*	Second Supplemental Facility Agreement dated June 30, 2006, between Paradigm B.V. and the other borrowers named therein and The Governor and Company of the Bank of Scotland
10.5*	VoxelGeo License Agreement dated August 25, 1995, by and between Vital Images, Inc. and CogniSeis Development, Inc.
10.6*	Letter Agreement dated October 6, 1997, by and between GeoScience and CogniSeis and Vital Images
10.7*	Indemnity Agreement dated August 13, 2002 among Paradigm Geophysical B.V., Paradigm Geotechnology Ltd. and Fox Paine and Company, LLC
10.8*	Paradigm B.V. Stock Option Plan dated November 24, 2003
10.9*	License Agreement dated November 3, 2003 between Total S.A., La Compagnie Générale de Geophysique, Jean Laurent Mallet and Earth Decision
10.10*	Employment Agreement dated August 11, 2006 between Jean-Claude Dulac and Paradigm Geophysical, Corp.
10.11*	Letter Agreement dated October 3, 2005 between Eldad Weiss and Paradigm Geophysical Ltd. and Paradigm B.V.
10.12*	Stock Subscription Agreement dated August 11, 2006 among Paradigm B.V. and purchasers named therein
10.13**	Amended and Restated Employment Agreement between Paradigm and John W. Gibson, Jr.
10.14**	Amended and Restated Employment Agreement between Paradigm and Jorge Machnizh
10.15**	Amended and Restated Employment Agreement between Paradigm and Elijio Serrano
10.16**	Amended and Restated Employment Agreement between Paradigm and David A. Verdun
10.17*	Earth Decision 2001 Stock Option Plan
10.18*	Earth Decision 2003 Stock Option Plan
10.19*	Earth Decision 2001 Warrant Plan

II-iii

10.20*	Earth Decision 2003 Warrant Plan
10.21*	Earth Decision 2005 Warrant Plan
10.22*	Promissory Note dated July 15, 2005, by and between John W. Gibson, Jr. and Paradigm B.V.
11.1**	Statement regarding computation of per share earnings
16.1*	Letter regarding change in certifying accountant
21.1**	Subsidiaries
23.1	Consent of Grant Thornton LLP
23.2	Consent of Walkers (included in Exhibit 5.1)
23.3*	Consent of Empire Valuation Consultants, LLC
24.1*	Power of Attorney (set forth on the signature page to this registration statement)
99.1*	Consent of James E. Cashman III
99.2*	Consent of Alfonso Romo Garza

**
To be filed by amendment.

*
Previously filed.

Item 17.    Undertakings.

        (1)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (2)   The undersigned registrant hereby undertakes that:

          (i)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (ii)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-iv

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on May 15, 2007.

PARADIGM LTD.
By:	/s/ JOHN W. GIBSON, JR. Name: John W. Gibson, Jr.** Title: Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 6 to the Registration Statement has been signed below by the following persons, in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN W. GIBSON, JR. John W. Gibson, Jr.**	Chief Executive Officer, President & Director (Principal Executive Officer)	May 15, 2007
/s/ ELIJIO V. SERRANO Elijio V. Serrano	Chief Financial Officer (Principal Financial and Accounting Officer)	May 15, 2007
* Saul A. Fox	Chairman of the Board of Directors	May 15, 2007
* W. Dexter Paine, III	Director	May 15, 2007
/s/ TROY W. THACKER Troy W. Thacker	Director	May 15, 2007
* Eldad Weiss	Director	May 15, 2007
*By:	/s/ TROY W. THACKER Troy W. Thacker, Attorney-in-fact
**
Authorized representative in the United States.

II-v

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Underwriting Agreement
3.1	Amended and Restated Memorandum and Articles of Association of Paradigm Ltd.
4.2*	Exchange Agreement dated as of September 19, 2006 by and among Paradigm Ltd. and the Investors named therein
4.3*	Amended and Restated Shareholders' Agreement dated August 11, 2006, by and among Paradigm B.V. and the shareholders named therein
4.4*	Paradigm B.V. Convertible Subordinated Debentures, dated August 2002
4.5*	Paradigm B.V. Convertible Subordinated Debentures, dated August 11, 2006
4.6*	Shareholders' Agreement dated as of August 11, 2006, by and among Paradigm B.V., Mr. Jean-Laurent Mallet, Mrs. Danielle Mallet and Earth Decision Sciences SA
4.7*	Form of Liquidity Agreement among Paradigm B.V., specified holders of Earth Decision options and Earth Decision Sciences SA
5.1	Legal opinion of Walkers
10.1*	Amended and Restated Share Purchase and Contribution Agreement dated August 11, 2006, by and among Paradigm B.V., Paradigm Geotechnology Holdings B.V. and the sellers named therein
10.2*	Amended and Restated Management Agreement dated August 11, 2006, between Paradigm Geophysical and Fox Paine and Company, LLC
10.3*	Amendment to the Amended and Restated Management Agreement, dated September 18, 2006 between Paradigm Geophysical Ltd. and Fox Paine & Company, LLC
10.4*	Second Supplemental Facility Agreement dated June 30, 2006, between Paradigm B.V. and the other borrowers named therein and The Governor and Company of the Bank of Scotland
10.5*	VoxelGeo License Agreement dated August 25, 1995, by and between Vital Images, Inc. and CogniSeis Development, Inc.
10.6*	Letter Agreement dated October 6, 1997, by and between GeoScience and CogniSeis and Vital Images
10.7*	Indemnity Agreement dated August 13, 2002 among Paradigm Geophysical B.V., Paradigm Geotechnology Ltd. and Fox Paine and Company, LLC
10.8*	Paradigm B.V. Stock Option Plan dated November 24, 2003
10.9*	License Agreement dated November 3, 2003 between Total S.A., La Compagnie Générale de Geophysique, Jean Laurent Mallet and Earth Decision
10.10*	Employment Agreement dated August 11, 2006 between Jean-Claude Dulac and Paradigm Geophysical, Corp.
10.11*	Letter Agreement dated October 3, 2005 between Eldad Weiss and Paradigm Geophysical Ltd. and Paradigm B.V.
10.12*	Stock Subscription Agreement dated August 11, 2006 among Paradigm B.V. and purchasers named therein
10.13**	Amended and Restated Employment Agreement between Paradigm and John W. Gibson, Jr.
10.14**	Amended and Restated Employment Agreement between Paradigm and Jorge Machnizh

10.15**	Amended and Restated Employment Agreement between Paradigm and Elijio Serrano
10.16**	Amended and Restated Employment Agreement between Paradigm and David A. Verdun
10.17*	Earth Decision 2001 Stock Option Plan
10.18*	Earth Decision 2003 Stock Option Plan
10.19*	Earth Decision 2001 Warrant Plan
10.20*	Earth Decision 2003 Warrant Plan
10.21*	Earth Decision 2005 Warrant Plan
10.22*	Promissory Note dated July 15, 2005, by and between John W. Gibson, Jr. and Paradigm B.V.
11.1**	Statement regarding computation of per share earnings
16.1*	Letter regarding change in certifying accountant
21.1**	Subsidiaries
23.1	Consent of Grant Thornton LLP
23.2	Consent of Walkers (included in Exhibit 5.1)
23.3*	Consent of Empire Valuation Consultants, LLC
24.1*	Power of Attorney (set forth on the signature page to this registration statement)
99.1*	Consent of James E. Cashman III
99.2*	Consent of Alfonso Romo Garza

**
To be filed by amendment.

*
Previously filed.